7/13

06018516

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Barloworld

*CURRENT ADDRESS 180 Katherine Street
P.O. Box 782248, Sandton 2146
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35039 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 11/15/06

May

Form CM 15

Lindsay M Reid

COPY

25 APR 2006

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 30 MARCH 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6%CUM PREF	R2.00	R 1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid up
	Total	Total	

RECEIVED
2006 JUL 14 A 11: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -04- 26
RESGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2006-04-26

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount [illegible] Capital
229 292 459	ORDINARY	R0.05	R11 464 622.95
375 000	6%CUM PREF	R2.00	R 750 000.00
Total		Total	R12 214 622.95

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	12 214 622.95
Stated capital	R	
Premium account	R	1 485 234 941.10
Total issued capital	R	1 497 449 564.05

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
10 350	ORD	R0.05	R33.6785024154	R349 090.00
	Total(s)		Total(s)	R349 090.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(e) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -04- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
229 302 809	ORD	R0.05	R6.47869740488	R1 485 583 513.60	R11 465 140.45
375 000	6%CUM PREF	R2.00			R 750 000.00
	Total			Total	R12 215 140.45

Summary of issued capital ~~prior to~~ after allotment:

Amount of issued paid-up capital R 12 215 140.45
Stated capital R
Premium account R 1 485 583 513.60
Total issued capital R 1 497 798 654.05

Certified correct.

Date 25 APR 2006 Signature [signature]
~~Director/Manager~~/Secretary S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated

Name of Company

Postal Address

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OREX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	30-Mar-06	Diack L	43.00	4,750	237.50	-	237.50	204,012.50	204,250.00
	01-Apr-06	Jones WKN	47.65	600	30.00	-	30.00	28,560.00	28,590.00
	10-Apr-06	Lewis RJ	23.25	5,000	250.00	-	250.00	116,000.00	116,250.00
SUB TOTAL				10,350	517.50	0.00	517.50	348,572.50	349,090.00
Adjustment to Share Premium								0.00	0.00
Balance b/f				229,292,459	11,464,622.95	750,000.00	12,214,622.95	1,485,234,941.10	1,497,449,564.05
TOTAL				**229,302,809**	**11,465,140.45**	**750,000.00**	**12,215,140.45**	**1,485,583,513.60**	**1,497,798,654.05**

2750

REGISTRATEUR VAN MAATSKAP
EN VAN BESLOTE KORPORAS
2006 -04- 26
RESGISTRAR OF COMP
AND OF CLOSE CORPOR

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Barloworld Limited - Barloworld Discussions With A **2 May 2006**

BAW
BAW
Barloworld Limited - Barloworld Discussions With ACCC
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
BARLOWORLD / WATTYL - UPDATE IN RELATION TO ACCC
Barloworld Limited ("Barloworld") is in discussions with the Australian Competition and Consumer Commission ("ACCC") regarding the form of an undertaking in relation to its takeover offer for Wattyl. As part of that process, Barloworld has provided the ACCC with details of the assets it is prepared to divest. It is Barloworld"s intention that the ACCC commence market inquiries in relation to the potential divestment as soon as the form of the undertaking is considered to be appropriate by the ACCC. Barloworld confirms that it has commenced confidential discussions with a number of parties in relation to the potential divestment.
Media enquiries please contact:
Gabrielle Trainor
John Connolly & Partners
(02) 9232 1033
02 May 2006
Sandton
Sponsor
JPMorgan Equities Limited
Date: 02/05/2006 09:33:05 AM Produced by the JSE SENS Department

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Barloworld - Competition Commission approves acqui **3 May 2006**

BAW
BAW
Barloworld - Competition Commission approves acquisition of Midas Paints
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
("Barloworld")
Competition Commission approves Barloworld acquisition of Midas Paints
Diversified industrial company Barloworld Limited today announced it has received unconditional approval from the South African Competition Commission for its acquisition of Midas Paints (Pty) Limited. Midas Paints trades as Midas Earthcote. The effective date of the acquisition will be from May 2006.
The deal, which was originally announced on 1 September 2005, will see Midas become part of Barloworld"s South African coatings operations.
Commenting on the transaction, Barloworld Executive Director and CEO of Barloworld Coatings Andre Lamprecht said: "The Earthcote business will form part of our strategy to provide consumers of premium quality wall coatings with a fully integrated lifestyle offering.
"The Midas brand is already well established in the Western Cape contracting market, and will play an important role in our offering to clients such as local authorities who require a contracting solution with strong Black Economic Empowerment credentials.
"This we will achieve through an enterprise development strategy of partnership with contractors from previously disadvantaged communities. We intend creating a large number of painter learnerships which will benefit not only the industry and our clients, but also society at large," he said.
Mike Vadas, CEO of Midas said: "We are delighted that the business we have built is going to become part of Barloworld Coatings. As the coatings industry leaders they have the scale and resources to build on what we have created as an innovative challenger to the more traditional coatings brands and turn it into a really powerful force shaping the future of the industry."
Midas will be run as a separate entity within Barloworld Coatings, and existing management and staff, including Mike Vadas, will be retained. The business will report to Ebrahim Mohammed, Managing Director of Barloworld Coatings" Other Africa operations.
A copy of the original announcement, which describes the rationale for the acquisition is available on www.barloworld.com in the News and Media: News Archives section.
For further information contact Andre Lamprecht, CEO of Barloworld coatings on +27 11 301 4600.
3 May 2006
Sponsor: J.P.Morgan Equities Limited
Date: 03/05/2006 02:48:06 PM Produced by the JSE SENS Department

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Barloworld Limited - Update on Wattyl **12 May 2006**

BAW
BAW
Barloworld Limited - Update on Wattyl
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
("Barloworld")
UPDATE ON WATTYL

Shareholders are referred to the announcements dated 13 February 2006 and 24 March 2006 relating to Barloworld"s conditional takeover offer for Wattyl (the "offer"). To date, none of the conditions of the offer have been met, including specifically approval from the Australian Competition and Consumer Commission ("ACCC"). Barloworld is continuing its discussions with the ACCC and the offer was recently extended to 16 June 2006.

Contrary to reports in various media, Barloworld has no direct or indirect ownership in Wattyl. As at 12 May 2006, Barloworld has however received acceptances totaling 9.72% pursuant to the offer. Barloworld will not pay for these Wattyl shares, nor will become the legal owner of the shares, until such time as the offer conditions are either satisfied or waived.

Shareholders will be updated on any material developments relating to the offer.

Sandton
12 May 2006
Sponsor
JPMorgan Equities Limited
Date: 12/05/2006 01:00:33 PM Produced by the JSE SENS Department

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Barloworld Limited - Reviewed interim results for **15 May 2006**

BAW BAWP
BAW
Barloworld Limited - Reviewed interim results for the six months ended 31 March 2006
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
Reviewed interim results for the six months ended 31 March 2006
Corporate action enhances group profile and performance
* Revenues up 8% to R19 462 million (1H"05: R18 015 million)
*Operating profit increases 16% to R1 748 million (1H"05: R1 511 million)
*Strong performance in cement and turnaround in scientific business
*Cash generated from operations up 30% to R 1 913 million
*Headline earnings per share up 10% to 402 cents (1H"05: 367 cents)
*Dividend increased 15% to 150 cents per share
*Intended disposal of steel tube division announced
Tony Phillips, CEO of Barloworld, said:
"In line with our ongoing focus on value creation, we made progress in a number of areas during the period. Highlights included a strong performance from our cement business, the turnaround in the scientific operations and the announcement of the intended sale of the steel tube division. For the full year we expect continued growth in our southern African businesses and further recovery from the offshore operations."
15 May 2006
Enquiries
Barloworld Limited: Rowan Goeller Tel +27 11 445 1300, e-mail rowang@barloworld.com
For background information visit www.barloworld.com
Chairman & Chief Executive"s Report
First half sets platform for full year
Group revenue grew by 8% due to increased activity in our cement, equipment, coatings and motor businesses within southern Africa. Operating profit increased by 16%, with margins rising to 9.0% (1H"05: 8.4%). Notable results were the strong performance of our cement business and the turnaround in our scientific operations. Cash generated from operations increased by 30% to R1 913 million.
Headline earnings per share increased by 10% to 402 cents per share. The dividend has been increased by 15% to 150 cents per share for the interim period.
Corporate action enhances group profile and performance
We are pleased to report significant steps taken in streamlining the future group profile. In particular, negotiations have reached an advanced stage in relation to the disposal of the steel tube business to a management led consortium which includes black economic empowerment. It is anticipated that this transaction will be concluded soon.
In addition negotiations have commenced to sell our US handling lease book and we are investigating various alternatives in respect of the UK handling leasing business.
The focus on restructuring businesses that are not achieving our required returns has proved to be successful in the scientific group and Truck Center. We are currently in an advanced stage of remodeling and restructuring the UK handling business.
On the acquisition front, the offer for Wattyl Limited amounting to R1 411 million (A$321 million) still remains subject to competition authority approval in Australia.
Approval has been received from the South African competition authorities for the acquisition of Prostart (automotive refinish) and Midas Paints in the coatings division. These two transactions are expected to contribute positively to the division in the second half.
In the Motor division the purchase of the Avis and Budget operations in Denmark was completed during November 2005 and we have also acquired the 50% stake in Avis Fleet Services owned by Wesbank with effect from 14 April 2006.
Directorate
Ms Sibongile Mkhabela was appointed to the board on 27 January 2006. As an independent non-executive director she will bring a diverse range of skills to our board deliberations and we look forward to her contribution.
Outlook

Our southern African operations contributed 85% of operating profit for the period and their strong performance is expected to continue. In particular, the civil construction sector is forecast to enter a period of sustained growth as government and private enterprise starts to invest in infrastructure and growth opportunities. The mining industry is also starting to invest in major expansion projects. This will benefit our cement, equipment and logistics divisions.

Firmer rental rates and continued strong rental and new vehicle demand should boost the result from our motor division, and the coatings division should benefit from the growth initiatives put in place in the first half.

In Spain, the construction outlook remains buoyant and strong public infrastructure spend is expected to continue for the medium-term.

Evidence of the strength of demand for capital equipment in all territories can be seen in the fact that we currently have the largest ever order book at R5.1 billion placed on Caterpillar Inc. in the 78 years of our partnership.

Our handling business in the US continues to be underpinned by solid growth in the south-east region. Management initiatives in the Truck Center are achieving positive results and we expect a strong contribution in the second half with a record order book of over 3 000 trucks.

Trading conditions in the UK are currently weak and this is affecting our handling and scientific businesses. However, we look forward to an improved performance from our handling business as the benefits from the cost reduction initiatives are realised.

In line with our focus on value creation, we will continue with our efforts to grow in areas where we have core expertise and dispose of interests that no longer fit the profile of the group. We expect to achieve our medium-term goal of doubling the value of the company in four years by the end of this year.

Overall, we anticipate an improved result in the second half and resulting good growth for the full year.

WAM Clewlow	AJ Phillips
Chairman	Chief Executive Officer

Group Financial Review

Cement drives operating performance

Strong demand in most of the southern African businesses boosted revenue from continuing operations by 8% to R19 462 million.

Operating profit rose by 16% to R1 748 million driven by a strong performance in our cement business. Operating profit margins increased to 9.0% (1H"05: 8.4%).

Headline earnings per share of 402 cents (1H"05: 367 cents) is 10% higher than last year.

The charge for fair value adjustments on financial instruments increased to R69 million (1H"05: R47 million) and arises mainly from the effect of rand appreciation on marking to market forward cover contracts in the equipment business. It also includes the impact of marking to market the option contract taken out to hedge the exchange rate risk on the proposed Wattyl transaction.

Finance costs increased to R245 million (1H"05: R199 million), principally as a result of the acquisition of Avis Denmark in November 2005 and increases in working capital in line with activity levels.

The taxation charge (before STC) of R439 million represents an effective tax rate of 29.1% (1H"05: 30.0%), excluding prior year taxation and taxation on exceptional items. The increase of 12% in the STC charge to R116 million is a consequence of the higher final dividend paid by the company in January 2006.

Net profit from continuing operations rose by 15% to R1 008 million (1H"05: R878 million).

Steel tube business disclosed as discontinued

Following progress made in disposing of the steel tube division it has been accounted for as a discontinued operation and is separately disclosed in the current and comparative reporting period. The loss of R116 million from the discontinued operation includes an impairment charge which has been recorded in order to reflect the net assets of the division at the anticipated recoverable amount from the disposal.

Gearing target revised

Total interest-bearing borrowings of R9 762 million represent a group debt to equity ratio of 78% (September 2005: 63%). The gearing for the trading, leasing and car rental segments is as follows:

Total debt to equity (%)	Trading	Leasing	Car rental	Total Group
Target range	20 - 40	600 - 800	200 - 300	
Ratio at 31 March 2006	35	589	275	78

Interest cover for the trading segment at 10.5 times remains well above the 5 times target. The group therefore has the financial flexibility to increase its debt to equity ratio for the trading segment and the board has approved a

revised target range of 30-50%.

Capital structure optimisation

In order to simplify its capital structure, the company is seeking approval from shareholders for the repurchase and cancellation of its existing treasury shares representing 8.3% of its issued share capital. We are also considering ways of further optimising the group"s capital structure which may involve on-market share buybacks as and when conditions are suitable.

Strong cash generation and healthy balance sheet

Cash generated from operations increased by 30% to R1 913 million. Net cash applied to investing activities of R1 654 million includes the acquisition of businesses for R262 million; property, plant and equipment and intangibles for R824 million; and a further net investment of R799 million in rental assets and hire vehicles.

The group"s balance sheet remains strong with total assets employed in the business growing by 4% in the past six months to R29 778 million. The effect of currency movement on translation was not material.

Capital commitments of R2 364 million include the approved expansions within our cement business estimated at R1 500 million.

CB Thomson

Finance Director

Operational reviews

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.

Net operating assets comprise total assets less non-interest bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities. Comparatives have been stated on a consistent basis.

Comparative numbers have been restated as per note 15.

The commentaries in the operational reviews reflect performance in the relevant local currencies.

EQUIPMENT

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended	6 months ended	Year ended
R million	31 Mar 06	31 Mar 05	30 Sep 05	31 Mar 06	31 Mar 05	30 Sep 05	31 Mar 06	30 Sep 05
- Europe	2 519	2 608	5 301	218	237	483	2 459	2 388
- Southern Africa	2 830	2 314	4 983	189	174	423	2 092	1 835
	5 349	4 922	10 284	407	411	906	4 551	4 223
Share of associate income after taxation				10	(1)	8		

The business in this division arises mainly from our enduring partnership of over 78 years with Caterpillar Inc. as their dealer in 16 countries.

Revenue in Iberia maintained recent high levels in local currency. Margins, however, declined slightly due to competitive pressure, although this was balanced by an improved mix with increased after sales business. A renewed effort on recovering market share has been initiated. Rental focus has been improved by the integration of all short-term rental business under the single brand of Barloworld Mera. Labour costs increased in line with increased activity, early retirement benefits and an initiative to introduce younger management skills.

The southern African markets were characterised by the highest levels of activity seen for some time, with machine sales growing strongly. Revenues rose 22%, with sales of Caterpillar machines being boosted by growth in mining and construction activity. Earnings from the handling and agriculture divisions declined in difficult markets. While trading profit grew at a similar rate to revenue growth, the effect of the currency volatility and fair value adjustments on financial instruments resulted in lower reported operating profit growth. The energy business has benefited from the recent power outages in the Western Cape, with improved sales and maintenance of generators. A new enlarged R35 million facility in Durban was opened in April 2006.

Associate income includes the results from the Siberian joint venture business, which is well on track to meet the $100 million sales target for the year.

All territories recorded high levels of order intake reflecting confidence in the future. At March 2006 there are firm customer orders of R3 013 million (September 2005: R2 890 million). Due to current and expected customer demand, and longer supplier lead times, we currently have the largest ever order book placed on Caterpillar at R5.1 billion. We are working closely with Caterpillar to ensure that we are able to satisfy our customers" requirements.

INDUSTRIAL DISTRIBUTION

R million	Revenue 6 months ended 31 Mar 06	Revenue 6 months ended 31 Mar 05	Revenue Year ended 30 Sep 05	Operating profit including fair value adjustments 6 months ended 31 Mar 06	Operating profit including fair value adjustments 6 months ended 31 Mar 05	Operating profit including fair value adjustments Year ended 30 Sep 05	Net operating assets 6 months ended 31 Mar 06	Net operating assets Year ended 30 Sep 05
- Europe	852	977	1 983	(2)	22	41	539	437
- North America	1 929	1 810	3 922	30	19	75	1 001	992
Trading	2 781	2 787	5 905	28	41	116	1 540	1 429
- Europe	145	184	367	12	24	66	227	260
- North America	49	48	98	(8)	(1)	(40)	60	52
Leasing*	194	232	465	4	23	26	287	312
	2 975	3 019	6 370	32	64	142	1 827	1 741

*Net operating assets after deducting interest-bearing borrowings

The US handling business continues to show solid growth, with increased margins and a strong order book. The Truck Center continues to improve, with new management initiatives proving successful and a record order book of over 3 000 trucks.

In Europe, flat UK industry conditions and further remodeling and restructuring has negatively impacted on the overall result for the European handling business. However, restructuring benefits, a healthy order book and the traditional seasonal strength are expected to contribute towards a recovery in the second half.

The leasing business was impacted by lower activity levels and adjustments in respect of amended lease conditions on lift truck contracts. The Freightliner finance book continues to be managed out as planned, down to R37.0 million (US$6.0 million) from R74.4 million ($11.7 million) at 30 September 2005. Negotiations on the sale of the US handling leasing book are well advanced and various options for the future of the UK handling book are under consideration.

The outlook for the second half is positive due to expected improvements in the UK handling business and enhanced seasonal and industry driven factors at Truck Center.

MOTOR

R million	Revenue 6 months ended 31 Mar 06	Revenue 6 months ended 31 Mar 05	Revenue Year ended 30 Sep 05	Operating profit including fair value adjustments 6 months ended 31 Mar 06	Operating profit including fair value adjustments 6 months ended 31 Mar 05	Operating profit including fair value adjustments Year ended 30 Sep 05	Net operating assets 6 months ended 31 Mar 06	Net operating assets Year ended 30 Sep 05
- Southern Africa	4 503	4 275	8 795	87	78	175	894	640
- Australia	764	728	1 607	4	4	12	345	399
Trading	5 267	5 003	10 402	91	82	187	1 239	1 039
- Southern Africa	546	470	881	134	124	210	2 480	2 396
- Europe	322	213	478	(7)	16	66	1 825	1 231
Car rental	868	683	1 359	127	140	276	4 305	3 627
Leasing Southern Africa*	320	299	638	33	43	88	339	334
	6 455	5 985	12 399	251	265	551	5 883	5 000
Share of associate income after taxation				12	11	23		

*Net operating assets after deducting interest-bearing borrowings

The southern African motor retail operations continued to perform well as the new vehicle market maintained its strong growth, driven by the increased size of

the South African consumer market, low interest rates and new product offerings from manufacturers. New vehicle sales increased by 15% over the period. Growing demand for used vehicles in the region resulted in a 16% increase in retail sales of used vehicles. In Australia, new vehicle sales increased by 6% and used retail sales volumes were marginally lower.

While Avis Rent a Car Southern Africa experienced an increase in rental days of 19%, pressure on rental rates and increasing costs resulted in lower margins. Rental rates are now firming and an increased focus on specific cost items are anticipated to assist margins in the period ahead. In Scandinavia, rental days increased by 12% on a comparable basis. The successful integration of the Denmark operations, which were acquired with effect from 1 November 2005, was more than offset by a significant increase in fleet costs in Sweden resulting from changes in the supply and pricing strategy of our major vehicle supplier. Plans are being implemented to restore Sweden"s profitability.

In the fleet services division, lower used vehicle margins in this segment and continued pressure on finance margins contributed to the subdued result. However, new business continues to be won which should result in long-term profit growth. Full ownership of Avis Fleet Services was secured in April 2006.

Associate income includes a strong performance from our DaimlerChrysler BEE joint venture in KwaZulu-Natal.

The outlook for the second half of the year is positive, underpinned by continued strong new vehicle sales and rental demand.

CEMENT

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended	6 months ended	Year ended
R million	31 Mar 06	31 Mar 05	30 Sep 05	31 Mar 06	31 Mar 05	30 Sep 05	31 Mar 06	30 Sep 05
Southern Africa	2 183	1 813	3 974	855	642	1 502	2 569	2 502
Share of associate income after taxation					2	2		

*Net operating assets include goodwill arising on PPC shares purchased by Barloworld

The strong South African economy, together with increasing investment in public-sector infrastructure, continues to create a growing demand for cement. South African domestic cement industry sales remained buoyant with volume growth of more than 13% over the comparable period last year.

The re-commissioning of the Jupiter kiln in Johannesburg was successfully completed in the March quarter and provides an additional 550 000 tons per annum of cement capacity. The Batsweledi project is progressing according to plan and within budget. Design and process changes have increased the original estimated 1 million tons capacity to 1.25 million tons of cement per annum for the same capital expenditure.

In order to meet demand during this period all kilns were fully operational. However, these older kilns cannot be run cost effectively for a sustained period, and replacement will become necessary if cement demand continues to grow.

The surge in building activity, especially in the residential sector, continues due to lower interest rates. Although growth in the residential sector appears to be slowing, increased investment on infrastructural projects is likely to offset this. This bodes well for future industry cement demand, which the company estimates could grow by around 12% in the current financial year. The shortage of skills and delivery of infrastructural services are increasingly proving to be a constraint in the residential construction sector. The company should, however, continue to report an improved performance for the second half of the year.

In view of the positive outlook for cement demand, the PPC board has approved the planning phase to expand and modernise the capacity in the Western Cape, complementing the capacity expansion project underway in the inland region. In addition, the planning phase of a state-of-the-art cement milling facility in the inland region is in process. Estimated capital expenditure for these two projects, if approved, could be in the region of R3 billion and would be incurred over three years commencing during the next financial year.

COATINGS

	Revenue	Operating profit including fair	Net operating assets

R million	Revenue 6 months ended 31 Mar 06	Revenue 6 months ended 31 Mar 05	Revenue Year ended 30 Sep 05	Operating profit including fair value adjustments 6 months ended 31 Mar 06	Operating profit including fair value adjustments 6 months ended 31 Mar 05	Operating profit including fair value adjustments Year ended 30 Sep 05	Net operating assets 6 months ended 31 Mar 06	Net operating assets Year ended 30 Sep 05
Southern Africa	978	809	1 558	152	150	283	664	522
Australia & Asia	466	471	949	(17)	(16)	(30)	229	254
	1 444	1 280	2 507	135	134	253	893	776
Share of associate income after taxation				9	9	20		

While revenue grew by 21% in the southern African region, margins were impacted by increased costs. These related primarily to non-recurring costs for growth initiatives such as the launch of the Bristol brand in South Africa, the opening of the Plascon concept store and a new warehouse in Port Elizabeth. Along with increased marketing spend, the positive benefit of these initiatives will become apparent in future periods. The automotive business grew significantly on the back of the strong vehicle market in South Africa, with the refinish market being particularly active. Both the Prostart and Midas acquisitions have been approved by the competition authorities and will contribute in the second half. The recently acquired ICC colourants business continues to perform strongly.

In Australia, the offer for Wattyl remains subject to competition authority approval. Profitability in Australia remains under pressure but steps are being taken to reduce fixed costs, with restructuring and non-recurring costs of approximately R4.4 million (A$1 million) being incurred during the period. The commercial phase of our project in China remains on track.

The outlook for the second half remains favourable due to continued steady growth in the southern Africa coatings market.

SCIENTIFIC

R million	Revenue 6 months ended 31 Mar 06	Revenue 6 months ended 31 Mar 05	Revenue Year ended 30 Sep 05	Operating profit including fair value adjustments 6 months ended 31 Mar 06	Operating profit including fair value adjustments 6 months ended 31 Mar 05	Operating profit including fair value adjustments Year ended 30 Sep 05	Net operating assets 6 months ended 31 Mar 06	Net operating assets Year ended 30 Sep 05
Europe	479	501	1 009	35	6	23	631	629
North America	200	178	382	(1)	(8)	(6)	268	359
Asia	69	70	135	3	3	4	84	87
	748	749	1 526	37	1	21	983	1 075

The restructuring undertaken in Europe last year has produced the expected reduction in costs. Sales are on target in all areas except the UK and Italy. The British National Health Service is experiencing severe financial difficulties and this, together with imported product from the East, is depressing sales. The elections and increased competition have reduced demand for our products in Italy. Overall margins have improved despite large increases in the cost of energy and the continued high prices of plastic raw materials. The science equipment businesses are performing well.

The US has benefited from the cost reductions resulting from last year"s restructuring. The business has also enjoyed a modest improvement in volumes, led in part by an upturn in semi-conductor activity. Activity in certain laser product lines has improved appreciably over last year.

The outlook is mixed with the trading weakness in the UK set to continue for the foreseeable future whereas the apparent upturn in the semi-conductor industry should benefit US profits in the latter part of the year.

CORPORATE AND OTHER

R million	Revenue 6 months ended 31 Mar 06	Revenue 6 months ended 31 Mar 05	Revenue Year ended 30 Sep 05	Operating profit including fair value adjustments 6 months ended 31 Mar 06	Operating profit including fair value adjustments 6 months ended 31 Mar 05	Operating profit including fair value adjustments Year ended 30 Sep 05	Net operating assets 6 months ended 31 Mar 06	Net operating assets Year ended 30 Sep 05

Southern Africa	184	153	561	(21)	(4)	21	1 064	870
Europe	124	94	177	(17)	(49)	(54)	143	85
	308	247	738	(38)	(53)	(33)	1 207	955

In southern Africa, results were adversely affected by the mark-to-market adjustment on the option contract entered into in order to hedge the exchange rate risk on the proposed Wattyl transaction.

In Europe, results were favorably impacted by a lower charge to the income statement in respect of pension fund deficits.

The logistics businesses in South Africa and Spain have been consolidated under a single executive management team and growth prospects remain good.

Dividend declaration for the six months ended 31 March 2006: Dividend Number 154

Notice is hereby given that the following dividend has been declared in respect of the six months ended 31 March 2006: Number 154 (interim dividend) of 150 cents per ordinary share (2005: 130 cents per ordinary share).

In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Friday 2 June 2006
Shares trade ex dividend	Monday 5 June 2006
Record date	Friday 9 June 2006
Payment date	Monday 12 June 2006

Share certificates may not be dematerialised or rematerialised between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

On behalf of the Board, S Mngomezulu, Secretary

Directors

Independent: WAM Clewlow (Chairman), SAM Baqwa, MJ Levett, S Mkhabela, DB Ntsebeza, G Rodriquez de Castro de los Rios***, EP Theron, RC Tomkinson*, SB Pfeiffer**

Executive: AJ Phillips (Chief Executive)*, PJ Blackbeard, MD Coward, LS Day*, BP Diamond, JE Gomersall*, AJ Lamprecht, M Laubscher, PM Surgey, CB Thomson

*British **American ***Spanish

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended			Year ended
		31 March	31 March	%	30 September
		2006	2005	Change	2005
		Reviewed	Reviewed		Audited
R million	Notes		Restated		Restated
Continuing operations					
Revenue		19 462	18 015	8	37 798
Operating profit	3	1 748	1 511	16	3 399
Fair value adjustments on financial instruments	4	(69)	(47)		(57)
Finance costs	5	(245)	(199)		(438)
Income from investments		81	71		186
Profit before exceptional items		1 515	1 336	13	3 090
Exceptional items	6	20	26		7
Profit before taxation		1 535	1 362		3 097
Taxation	7	(558)	(505)		(1 035)
Profit after taxation		977	857	14	2 062
Income from associates and joint ventures		31	21		53
Net profit from continuing operations		1 008	878	15	2 115
Discontinued operation					
(Loss) / profit from discontinued operation	11	(116)	2		23
Net profit		892	880		2 138
Attributable to:					
Minority shareholders		160	117		314
Barloworld Limited shareholders		732	763		1 824
		892	880		2 138
Net profit per share* (cents)					
- basic		349.6	369.9		879.6
- diluted		342.5	360.8		859.9
Net profit per share from continuing					

operations* (cents)				
- basic	405.0	368.9	10	868.5
- diluted	396.8	359.9	10	849.1
Net profit per share from discontinued operation* (cents)				
- basic	-55.4	1.0		11.1
- diluted	-54.3	0.9		10.8

* Refer note 2 for details of headline earnings per share calculation

CONDENSED CONSOLIDATED BALANCE SHEET

R million	Notes	31 March 2006 Reviewed	31 March 2005 Reviewed Restated	30 September 2005 Audited Restated
ASSETS				
Non-current assets		14 003	13 989	14 070
Property, plant and equipment		7 969	7 739	7 922
Goodwill		2 573	2 487	2 485
Intangible assets		252	249	260
Investment in associates and joint ventures	9	552	328	518
Finance lease receivables		1 349	1 542	1 495
Long-term financial assets	10	781	1 147	840
Deferred taxation assets		527	497	550
Current assets		15 775	14 154	14 535
Vehicle rental fleet		2 764	2 110	2 196
Inventories		4 686	5 102	4 825
Trade and other receivables		6 082	5 854	5 935
Cash and cash equivalents		1 386	1 000	1 399
Assets classified as held for sale	11	857	88	180
Total assets		29 778	28 143	28 605
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium		1 461	1 385	1 397
Other reserves		1 239	2 013	1 541
Retained income		9 182	8 166	9 143
Interest of shareholders of Barloworld Limited		11 882	11 564	12 081
Minority interest		567	496	644
Interest of all shareholders		12 449	12 060	12 725
Non-current liabilities		7 058	6 402	7 103
Interest-bearing		5 453	4 604	5 410
Deferred taxation liabilities		937	810	906
Provisions		400	577	383
Other non-interest bearing		268	411	404
Current liabilities		10 271	9 681	8 777
Trade and other payables		4 900	4 855	5 208
Provisions		531	492	480
Taxation		311	451	457
Amounts due to bankers and short-term loans		4 309	3 883	2 632
Liabilities directly associated with assets classified as held for sale	11	220		
Total equity and liabilities		29 778	28 143	28 605

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

R million	Notes	Six months ended 31 March 2006 Reviewed	Six months ended 31 March 2005 Reviewed Restated	Year ended 30 September 2005 Audited Restated
Cash flow from operating activities				
Operating cash flows before movements in working capital		2 739	2 414	5 275
Increase in working capital		(826)	(948)	(475)
Cash generated from operations		1 913	1 466	4 800

Realised fair value adjustments on financial instruments		(27)	(27)	(18)
Finance costs and investment income		(141)	(120)	(231)
Taxation paid		(651)	(506)	(975)
Cash flow from operations		1 094	813	3 576
Dividends paid (including minority shareholders)		(933)	(883)	(1 197)
Net cash from / (used in) operating activities		161	(70)	2 379
Net cash applied to investing activities		(1 654)	(1 324)	(2 980)
Acquisition of subsidiaries and investments		(262)	(254)	(443)
Acquisition of property, plant and equipment and intangibles		(824)	(660)	(1 186)
Net investment in rental assets	12	(459)	(441)	(1 090)
Net investment in car hire vehicles	12	(340)	(157)	(592)
Reduction in instalment sale and leasing receivables		168	4	53
Proceeds on disposal of subsidiaries, investments and property, plant and equipment		63	184	278
Net cash outflow before financing activities		(1 493)	(1 394)	(601)
Net cash available from financing activities		1 530	947	601
Ordinary shares issued		64	176	188
Increase in interest-bearing liabilities		1 466	771	413
Net increase / (decrease) in cash and cash equivalents		37	(447)	0
Cash and cash equivalents at beginning of period		1 399	1 443	1 443
Effect of foreign exchange rate movements		(45)	4	(44)
Effect of cash included in assets classified as held for sale		(5)		
Cash and cash equivalents at end of period		1 386	1 000	1 399

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

R million	Share capital	Share premium	Foreign currency translation reserve	Legal and other reserves
Balance at 1 October 2004 as previously reported	10	1 199	1 393	564
Adjustment to opening balance for changes in accounting policy				19
Balance at 1 October 2004 as restated	10	1 199	1 393	583
Movement on foreign currency translation reserve			3	
Other reserve movements				34
Net income recognised directly in equity	0	0	3	34
Profit for the period				
Total recognised income and expense for the period	0	0	3	34
Dividends on ordinary shares				
Shares issued in the current period	1	175		
Balance at 31 March 2005	11	1 374	1 396	617
Movement on foreign currency translation			(281)	

reserve				
Reclassifications			(3)	(203)
Other reserve movements			3	12
Net income recognised directly in equity	0	0	(281)	(191)
Profit for the period				
Total recognised income and expense for the period	0	0	(281)	(191)
Dividends on ordinary shares				
Shares issued in the current period		12		
Balance at 30 September 2005	11	1 386	1 115	426
Movement on foreign currency translation reserve			(326)	
Other reserve movements				24
Net income recognised directly in equity	0	0	(326)	24
Profit for the period				
Total recognised income and expense for the period	0	0	(326)	24
Dividends on ordinary shares				
Shares issued in the current period		64		
Balance at 31 March 2006	11	1 450	789	450

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended 31 March 2006 Reviewed	31 March 2005 Reviewed Restated	% Change	Year ended 30 September 2005 Audited Restated
R million				

1. BASIS OF PREPARATION
   The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies used are consistent with those used for the group"s 2005 annual financial statements (which were prepared in accordance with International Financial Reporting Standards) except for the adoption of the following revised or new standards:
   - IFRS 2 Share-based Payment
   - IAS 27 Consolidated and Separate Financial Statements

   The effect of adoption of these standards was not material and is set out in note 15.

2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS

	2006	2005	% Change	September 2005
Net profit attributable to Barloworld shareholders	732	763		1 824
Profit on disposal of	(20)	(24)		(25)

properties, investments and subsidiaries				
Impairment of assets	5	9		21
Loss/(profit) on sale of plant and equipment excluding rental assets	1	3		(2)
Taxation on exceptional items		2		(6)
Interest of outside shareholders in exceptional items		3		4
Impairment loss on planned disposal of discontinued operation	123			
Headline earnings	841	756		1 816
Headline earnings from continuing operations	830	746		1 791
Headline earnings from discontinued operation	11	10		25
Weighted average number of ordinary shares in issue during the period (000)				
- basic	209 371	206 249		207 367
- diluted	213 732	211 501		212 117
Headline earnings per share (cents)				
- basic	401.7	366.5	10	875.7
- diluted	393.5	357.4	10	856.1
Headline earnings per share from continuing operations (cents)				
- basic	396.4	361.7	10	863.6
- diluted	388.4	352.7	10	844.3
Headline earnings per share from discontinued operation (cents)				
- basic	5.3	4.8	8	12.1
- diluted	5.1	4.7	9	11.8
3. OPERATING PROFIT				
Included in operating profit are:				
Cost of sales (including allocation of depreciation)	13 826	13 129		27 378
Depreciation	982	871		1 797
Profit on sale of rental assets	26	72		95
(Loss) / profit on sale of other plant and equipment	(1)	(3)		2
4. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS				
(Losses) / gains arising from:				
Forward exchange contracts and other financial instruments	(72)	(57)		(74)
Translation of foreign currency monetary items	3	10		17
	(69)	(47)		(57)
5. FINANCE COSTS				
Total finance cost	(337)	(286)		(623)
Leasing interest classified as cost of sales	92	87		185
	(245)	(199)		(438)
6. EXCEPTIONAL ITEMS				
Profit on disposal of properties, investments and subsidiaries	20	25		27
Impairment of assets including share of		1		(20)

associates" impairment losses			
Exceptional profits	20	26	7
Taxation on exceptional items	(1)	(2)	5
Interest of minority shareholders		(3)	(4)
Net exceptional profits	19	21	8
7. TAXATION			
Taxation per Income Statement	558	505	1 035
STC on dividends paid	(116)	(104)	(142)
Prior year taxation	(2)	(2)	9
Taxation on exceptional items	(1)	(2)	5
Taxation on profit before STC, prior year taxation and exceptional items	439	397	907
Profit before exceptional items	1 515	1 336	3 090
Dividends received	(5)	(12)	(31)
Profit before exceptional items and dividends received	1 510	1 324	3 059
Effective taxation rate excluding exceptional items, prior year taxation and dividends received (%)			
- excluding STC	29.1%	30.0%	29.7%
- including STC	36.8%	37.8%	34.3%
8. ORDINARY DIVIDENDS			
Ordinary dividends per share (cents)	150	130	455

	Six months ended 31 March 2006		Six months ended 31 March 2005		Year ended 30 September 2005	
	Market value/ Directors" valuation	Book value	Market value/ Directors" valuation	Book value	Market value/ Directors" valuation	Book value
R million	Reviewed		Reviewed Restated		Audited Restated	
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	351	172	297	133	247	148
Unlisted associates	298	169	155	72	330	191
	649	341	452	205	577	339
Loans and advances		211		123		179
		552		328		518
10. LONG-TERM FINANCIAL ASSETS						
Listed investments	8	8	8	8	8	8
Unlisted investments	36	36	346	346	36	36
Investment in Portland Holdings Limited	295	295	302	302	295	295
	339	339	656	656	339	339
Other long-term financial assets		442		491		501
		781		1 147		840

Six months ended 31 March 2006	Six months ended 31 March 2005	Year ended 30 September 2005

R million	Reviewed	Reviewed Restated	Audited Restated

11. DISCONTINUED OPERATION AND ASSETS CLASSIFIED AS HELD FOR SALE

The Steel Tube segment has been classified as a disposal group held for sale effective 31 March 2006.

Results from discontinued operation are as follows:

R million	Reviewed	Reviewed Restated	Audited Restated
Revenue	796	777	1 603
Operating profit	12	22	43
Fair value adjustments on financial instruments	3	2	1
Finance costs	(4)	(14)	(25)
Income from investments	0	0	1
Profit before exceptional items	11	10	20
Exceptional items	(5)	(11)	(3)
Profit before taxation	6	(1)	17
Taxation	(1)	0	2
Profit after taxation	5	(1)	19
Income from associates and joint ventures	2	3	4
Net profit of discontinued operation before impairment loss	7	2	23
Impairment loss on write-down to fair value less costs to sell	(163)		
Taxation on impairment loss	40		
Impairment loss after taxation	(123)		
Loss from discontinued operation per income statement	(116)		

The cash flows from the discontinued operation are as follows:

Cash flows from operating activities	11	(29)	(52)
Cash flows from investing activities	(9)	(15)	(20)
Cash flows from financing activities	(14)	(8)	31

The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

Property, plant and equipment and intangibles	229
Investment in associates	9
Inventories	280
Trade and other current receivables	288
Cash and cash equivalents	5
Assets of disposal group held for sale before impairment loss	811
Impairment loss on write-down to fair value less costs to sell	(123)
Assets of disposal group held for sale after impairment loss	688
Trade and other payables, and total for liabilities associated with assets classified as held for sale	(220)
Net assets of disposal group	468

Assets classified as held for sale comprise the following:

Assets of disposal group	688

classified as held for sale	
Vehicles and equipment removed from rental fleets to be sold	169
Total assets classified as held for sale per balance sheet	857

R million	Six months ended 31 March 2006 Reviewed	31 March 2005 Reviewed Restated	Year ended 30 September 2005 Audited Restated
12. NET INVESTMENT IN RENTAL ASSETS AND CAR HIRE VEHICLES			
Rental assets	459	441	1 090
Additions	719	532	1 832
Proceeds on disposals	(260)	(91)	(742)
Car hire vehicles	340	157	592
Additions	1 174	981	2 296
Proceeds on disposals	(834)	(824)	(1 704)
13. COMMITMENTS			
Capital commitments to be incurred	2 364	604	2 842
Contracted	1 521	423	1 762
Approved but not yet contracted	843	181	1 080
Operating lease commitments	1 579	1 048	1 682
14. CONTINGENT LIABILITIES			
Guarantees, claims and other contingent liabilities	503	266	296
Buy-back and repurchase commitments*	958	709	1 071
Share of buy-back and repurchase commitments of joint ventures	16	24	

*The related assets are estimated to have a value at least equal to the repurchase commitments.

15. COMPARATIVE INFORMATION

Comparative information has been restated for the effects of adopting IFRS 2 Share-based Payment.

The effect of the restatement is as follows:

R million	Previously stated	Adjustment	Restated
EFFECT AS AT 30 SEPTEMBER 2004			
Retained income	7 936	(18)	7 918
Minority interest	719	(1)	718
Equity compensation reserve		19	19
Interest of all shareholders	11 821		11 821
FOR THE SIX MONTHS ENDED 31 MARCH 2005			
Net profit	892	(12)	880
Net profit attributable to minority shareholders	117		117
Net profit attributable to Barloworld Limited shareholders	775	(12)	763
Retained income	8 196	(30)	8 166
Minority interest	497	(1)	496
Equity compensation reserve		31	31
Interest of all shareholders	12 060		12 060

The effect was a reduction in earnings and diluted earnings per share of 6 cents.

R million	Previously stated	Adjustment	Restated
FOR THE YEAR ENDED 30 SEPTEMBER 2005			
Net profit	2 176	(38)	2 138
Net profit attributable to minority shareholders	315	(1)	314
Net profit attributable to Barloworld Limited shareholders	1 861	(37)	1 824
Retained income	9 198	(55)	9 143
Minority interest	646	(2)	644
Equity compensation reserve		57	57
Interest of all shareholders	12 725		12 725

The effect was a reduction in earnings per share of 18 cents, and diluted earnings per share of 17 cents.

FOR THE SIX MONTHS ENDED 31 MARCH 2006

The impact on the results for the six months ended 31 March 2006 was a

charge to operating profit of R11 million.
The adoption of the new standard had no taxation impact.
The effect on current period earnings and diluted earnings per share was a reduction of 5 cents.

16. PORTLAND HOLDINGS LIMITED (PORTHOLD)
The results of Porthold, a wholly owned Zimbabwean subsidiary have in terms of the exclusions contained in the revised IAS 27 Consolidated and Separate Financial Statements, not been consolidated into the Group results as at 31 March 2006.
Significant constraints impacting on the normal operation of Porthold, has resulted in the board concluding that management does not have the ability to exercise effective control over the business and as a result, the results of Porthold have continued to be excluded from the group results in the current period. Severe restrictions are placed on our ability to access foreign currency and remit funds and as a result the investment continues to be accounted for on a fair value investment basis with dividends only being recognised to the extent they are received.

17. RELATED PARTY TRANSACTIONS
There has been no significant change in related party relationships since the previous year.
Other than in the normal course of business, there has been no significant transactions during the six months with associate companies, joint ventures and other related parties.

18. SUBSEQUENT EVENTS
The minority shareholding in Avis Fleet Services was purchased from Wesbank on 14 April 2006.
The group acquired the Midas paint business on 3 May 2006.
These transactions are not expected to have a material impact on current year earnings or net asset value.

19. AUDITOR"S REVIEW
Deloitte & Touche has reviewed these interim results. The unqualified review opinion is available for inspection at the company"s registered office.

	Six months ended		Year ended
	31 March 2006 Reviewed	31 March 2005 Reviewed Restated	30 September 2005 Audited Restated
Number of ordinary shares in issue, net of buyback (000)	210 206	208 221	208 612
Net asset value per share including investments at market value (cents)	5 799	5 672	5 905
Total liabilities to total shareholders" funds (%)	131.7	126.6	117.7
Total borrowings to total shareholders" funds (%)			
- Trading segment*	34.6	28.9	19.8
- Total group	78.4	70.4	63.2
Interest cover (times)			
- Trading segment*	10.5	10.2	10.5
- Total group	5.5	5.5	5.8

* Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental

SEGMENTAL SUMMARY

	Revenue		
	6 months ended		Year ended
R million	31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	30 Sep 05 Audited Restated
Equipment	5 349	4 922	10 284
Industrial distribution	2 975	3 019	6 370
Motor	6 455	5 985	12 399
Cement	2 183	1 813	3 974
Coatings	1 444	1 280	2 507
Scientific	748	749	1 526
Corporate and other	308	247	738
Total continuing operations	19 462	18 015	37 798
Discontinued operation-Steel tube	796	777	1 603

	20 258	18 792	39 401

Operating profit

R million	6 months ended 31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	Year ended 30 Sep 05 Audited Restated
Equipment	445	453	957
Industrial distribution	32	64	142
Motor	261	269	559
Cement	856	646	1 509
Coatings	139	133	253
Scientific	37	1	21
Corporate and other	(22)	(55)	(42)
Total continuing operations	1 748	1 511	3 399
Discontinued operation-Steel tube	12	22	43
	1 760	1 533	3 442

Fair value adjustments on financial instruments

R million	6 months ended 31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	Year ended 30 Sep 05 Audited Restated
Equipment	(38)	(42)	(51)
Industrial distribution			
Motor	(10)	(4)	(8)
Cement	(1)	(4)	(7)
Coatings	(4)	1	
Scientific			
Corporate and other	(16)	2	9
Total continuing operations	(69)	(47)	(57)
Discontinued operation-Steel tube	3	2	1
	(66)	(45)	(56)

Operating profit including fair value adjustments

R million	6 months ended 31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	Year ended 30 Sep 05 Audited Restated
Equipment	407	411	906
Industrial distribution	32	64	142
Motor	251	265	551
Cement	855	642	1 502
Coatings	135	134	253
Scientific	37	1	21
Corporate and other	(38)	(53)	(33)
Total continuing operations	1 679	1 464	3 342
Discontinued operation-Steel tube	15	24	44
	1 694	1 488	3 386

Net operating assets

R million	31 Mar 06 Reviewed	30 Sep 05 Audited Restated
Equipment	4 551	4 223
Industrial distribution	1 827	1 741
Motor	5 883	5 000
Cement	2 569	2 502
Coatings	893	776
Scientific	983	1 075
Corporate and other	1 207	955
Total continuing operations	17 913	16 272
Discontinued operation-Steel tube	468	593
	18 381	16 865

Addresses

Registered office and business address	Transfer secretaries
Barloworld Limited	Ultra Registrars (Pty) Limited

180 Katherine Street
PO Box 782248
Sandton
2146, South Africa.
Ph: +27 11 445 1000
E mail: invest@barloworld.com

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, England
Ph: +44 190 350 2541
E mail: info@ultrareg.co.za

Physical address:
5th Floor,
11 Diagonal Street
Johannesburg
2000, South Africa

Postal address:
P O Box 4844
Johannesburg
2000, South Africa

Ph: +27 11 834 2266

About Barloworld

Barloworld is a diversified industrial company founded in 1902. We have operations in thirty-one countries around the world and approximately half of our twenty five thousand people are in South Africa. We offer our customers business solutions backed by leading industrial brands, supported by service, relationships and attention to detail. These include both the sale of products and services and rental and fleet service options. Through our business philosophy of Value Based Management we focus on creating sustainable value for all our stakeholders simultaneously.

We manufacture, market and distribute our products and services and market and distribute leading international brands on behalf of principals.

Our brands include PPC Surebuild (cement), Plascon, Taubmans, Bristol and White Knight (coatings), Melles Griot (photonics), Sterilin (disposable plastics) and Carbolite (laboratory products). We also have a rapidly growing Barloworld Logistics supply chain solutions business in southern Africa and Europe.

Our principals include Caterpillar, NACCO (Hyster lift trucks), DaimlerChrysler (including Freightliner trucks) as well as many of the world"s other leading motor vehicle brands. We are also the Avis licensee for southern Africa and for both Avis and Budget in Sweden, Norway and Denmark.

15 May 2006

Sponsor: J.P.Morgan Equities Limited

Date: 15/05/2006 07:34:45 AM Produced by the JSE SENS Department

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Barloworld Limited - Directors Dealing in Securiti **18 May 2006**

BAW
BAW
Barloworld Limited - Directors Dealing in Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
Directors Dealing in Securities
In compliance with rule 3.63 to 3.74 of the JSE Limited Listing Requirements,
the following information is disclosed:

Director:	LESTER STUART DAY
Company:	Barloworld Ltd
Date of Transaction:	18 May 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
(Following the Exercise of Options)	
Number of shares :	11,600 ordinary shares
Exercise price	R 47.50
Total value:	R 551 000.00
Vesting Period	Vest within 3 years from date of grant of options
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by A J Phillips CEO of Barloworld Ltd

Sandton
18 May 2006
Sponsor
JPMorgan Equities Limited
Date: 18/05/2006 12:29:03 PM Produced by the JSE SENS Department

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Barloworld - Results of extraordinary general meet **18 May 2006**

BAW
BAW
Barloworld - Results of extraordinary general meeting - Thursday 18 May 2006
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld or the Company")
RESULTS OF EXTRAORDINARY GENERAL MEETING - THURSDAY 18 MAY 2006
Shareholders are advised that the ordinary resolution and the special resolution were duly passed by the requisite majority votes. The special resolution granting a specific authority to the directors to acquire 19 090 900 ordinary par value shares in the issued ordinary share capital of the Company from Barloworld Investments (Proprietary) Limited was adopted and will be lodged with the Registrar of Companies in due course.
Sandton
18 May 2006
Sponsor
J.P.Morgan Equities Limited
Date: 18/05/2006 12:51:01 PM Produced by the JSE SENS Department

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Barloworld Limited - Directors Dealing In Securiti **23 May 2006**

BAW
BAW
Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	CLIVE BRADNEY THOMSON
Company:	Barloworld Ltd
Date of Transaction:	23 May 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
(Following the Exercise of Options)	
Number of shares :	15,000 ordinary shares
Exercise price	R 36.70
Total value:	R 550 500.00
Vesting Period	Vest within 3 years from date of grant of options
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd

Date: 23/05/2006 10:44:17 AM Produced by the JSE SENS Department

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Barloworld Limited - Directors Dealing In Securiti **23 May 2006**

BAW
BAW
Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MARTIN LAUBSCHER
Company:	Barloworld Ltd
Date of Transaction:	23 May 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
(Following the Exercise of Options)	
Number of shares :	6,666 ordinary shares
Exercise price	R 47.50
Total value:	R 316 635.00
Vesting Period	Vest within 3 years from date of grant of options
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd

Date: 23/05/2006 02:56:01 PM Produced by the JSE SENS Department

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Barloworld Limited - Results of General Meeting - **23 May 2006**

BAW
BAW
Barloworld Limited - Results of General Meeting - Thursday 18 May 2006
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
RESULTS OF GENERAL MEETING - THURSDAY 18 MAY 2006
Shareholders are advised that the special resolution granting a specific authority to Barloworld to acquire 19 090 900 ordinary par value shares in the issued ordinary share capital of Barloworld from Barloworld Investments (Proprietary) Limited was passed on Thursday, 18 May 2006. The special resolution has been registered by the Registrar of Companies and the shares have been cancelled.
Sandton
23 May 2006
Sponsor
J.P.Morgan Equities Limited
Attorneys
Bowman Gilfillan Inc.
Date: 23/05/2006 05:28:03 PM Produced by the JSE SENS Department

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Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Lindsay M Reid
COPY
22 MAY 2006

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 12 MAY 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006-05-23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6%CUM PREF	R2.00	R 1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
229 302 809	ORDINARY	R0.05	R11 465 140.45
375 000	6%CUM PREF	r2.00	R 750 000.00
Total		Total	R12 215 140.45

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 12 215 140 45
Stated capital	R
Premium account	R 1 485 583 513.60
Total issued capital	R 1 497 798 654.05

5. Shares comprising this allotment:

VAN MAATSKAPPYE EN BESLOTE KORPORASIES
2006 -05- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
106 198	ORDINARY	R0.05	R43.8382201171	R4 660 841.20
	Total(s)		Total(s)	R4 660 841.20

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
229 409 007	ORDINARY	R0.05	6.49506843142	R1 490 027 199.25	R11 470 450.35
				see adjustment below	
375 000	6%CUM PREF	R2.00			R 750 000.00
	Total		Total		R12 220 450.35

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -05- 23 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 220 450.35

Stated capital R

Premium account R 1 490 239 044 90 LESS R211 845.65 = R1 490 027 199 25

Total issued capital R 1 502 247 649.60

Certified correct.

Date ______ Signature [signature]

~~Director/Manager/Secretary~~ S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 12 MAY 2006

Name of Company BARLOWORLD LIMITED

Postal Address

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	12-May-06	Quarmby	43.00	5,500	275.00	-	275.00	236,225.00	236,500.00
	15-May-06	Clephane	47.50	1,666	83.30	-	83.30	79,051.70	79,135.00
	16-May-06	Sher	47.50	1,000	50.00	-	50.00	47,450.00	47,500.00
	16-May-06	Love	43.00	1,400	70.00	-	70.00	60,130.00	60,200.00
	16-May-06	De Klerk	47.50	3,333	166.65	-	166.65	158,150.85	158,317.50
	17-May-06	Holt	47.50	1,000	50.00	-	50.00	47,450.00	47,500.00
	17-May-06	Smith	47.50	2,500	125.00	-	125.00	118,625.00	118,750.00
	17-May-06	Malley	47.50	1,333	66.65	-	66.65	63,250.85	63,317.50
	17-May-06	Cruickshank	43.00	2,000	100.00	-	100.00	85,900.00	86,000.00
	17-May-06	Sadie	36.70	2,650	132.50	-	132.50	97,122.50	97,255.00
	17-May-06	Sadie	45.70	1,666	83.30	-	83.30	76,052.90	76,136.20
	17-May-06	Sadie	47.65	1,200	60.00	-	60.00	57,120.00	57,180.00
	18-May-06	Day	47.50	11,600	580.00	-	580.00	550,420.00	551,000.00
	19-May-06	Hall	43.00	10,000	500.00	-	500.00	429,500.00	430,000.00
	19-May-06	Standard Bank	43.00	33,250	1,662.50	-	1,662.50	1,428,087.50	1,429,750.00
	19-May-06	Deutsche Bank	43.00	26,100	1,305.00	-	1,305.00	1,120,995.00	1,122,300.00
SUB TOTAL				106,198	5,309.90	0.00	5,309.90	4,655,531.30	4,660,841.20
Adjustment to Share Premium								-211,845.65	-211,845.65
Balance b/f				229,302,809	11,465,140.45	750,000.00	12,215,140.45	1,485,583,513.60	1,497,798,654.05
TOTAL				**229,409,007**	**11,470,450.35**	**750,000.00**	**12,220,450.35**	**1,490,027,199.25**	**1,502,247,649.60**

REGISTRATEUR VAN MAATSKAPPYE EN/OF VAN BESLOTE KORPORASIES
2006 -05- 23
REGISTRAR OF COMPANIES AND/OR CLOSE CORPORATIONS

shares.wk1

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Barloworld - Directors Dealing In Securities **24 May 2006**

BAW
BAW
Barloworld - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	ANTHONY JOHN PHILLIPS
Company:	Barloworld Ltd
Date of Transaction:	24 May 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares (Following the Exercise of Options)
Number of shares :	16,666 ordinary shares
Exercise price	R 47.50
Total value:	R 791 635.00
Vesting Period	Vest within 3 years from date of grant of options
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by a designated director.

24 May 2006
Date: 24/05/2006 01:57:24 PM Produced by the JSE SENS Department

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Barloworld Limited - Directors Dealing In Securiti **25 May 2006**

BAW
BAW
Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	STEVEN B PFEIFFER
Company:	Barloworld Ltd
Date of Transaction:	24 May 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	1,000 ordinary shares
Price per share:	R 117.45
Total value:	R 117 450. 000
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr WAM Clewlow chairman of Barloworld Ltd.

Date: 25/05/2006 03:18:30 PM Produced by the JSE SENS Department

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Barloworld Limited - Directors Dealing In Securiti **25 May 2006**

```
BAW
 BAW
Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following
information is disclosed:
   Director:                    MICHAEL DOUGLAS COWARD
Company:                     Barloworld Ltd
   Date of Transaction:         25 May 2006
   Class of Security:           Options over Ordinary shares
   Nature of transaction:       Options ceded in terms of a share
purchase enhancement agreement
   Number of options:           10,000  Options @  Rands R69.42
   Option Strike Price          R45.70
   Date Options Granted          25 September 2001
Vesting Period               Three years after date of issue at
                                a tranche of one third per annum
                                from the third year.
   Total value:                 R 694,200.00
Nature of Interest:          Direct/Beneficial
   Market Intermediary:         N/A
   Confirmation of Clearance    Clearance to deal was granted by
                                the CEO of Barloworld Ltd.
Date: 25/05/2006 03:27:19 PM Produced by the JSE SENS Department
```

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Barloworld Limited - Board Changes **5 Jun 2006**

BAW
BAW
Barloworld Limited - Board Changes
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld or the Company")
BOARD CHANGES
In accordance with 3.59 of the Listings Requirements of the JSE Limited, it is announced that Mr LS Day will retire as a director of the Company and Chief Executive of the Barloworld Equipment division with effect from 1 December 2006. Mr CB Thomson, currently Finance Director of the Company, will replace Mr Day as Chief Executive of the Barloworld Equipment division. Mr Thomson will assume his new responsibilities prior to Mr Day"s departure in order to ensure an orderly handover of responsibilities. Mr DG Wilson will join the Company on 1 August 2006 and has been recommended by the Nomination Committee to succeed Mr Thomson as Finance Director.
Sandton
05 June 2006
Sponsor:
J.P.Morgan Equities Limited
Date: 05/06/2006 01:32:04 PM Produced by the JSE SENS Department

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Barloworld Limited - Repurchase of Barloworld Ordi **20 Jun 2006**

BAW
BAW
Barloworld Limited - Repurchase of Barloworld Ordinary Shares
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld or the Company")

REPURCHASE OF BARLOWORLD ORDINARY SHARES

1. INTRODUCTION

Barloworld herewith announces the repurchase of 6 310 097 Barloworld ordinary shares (3.00% of the issued ordinary shares) on the open market of the JSE Limited ("JSE"), in accordance with the general authority granted by Barloworld shareholders at the annual general meeting held on 26 January 2006 to repurchase up to 20% ("the repurchase").

2. IMPLEMENTATION

The repurchases of the 6 310 097 Barloworld ordinary shares commenced on 24 May 2006 and continued on a day-to-day basis as market conditions allowed.
Details are as follows:-

Number of ordinary shares repurchased	6 310 097
Value of ordinary shares repurchased	R712 088 491
Highest price paid per ordinary share	R120.42
Lowest price paid per ordinary share	R105.20
Average price paid per ordinary share	R112.85

The number and percentage of ordinary shares which may still be repurchased by the company in terms of the general authority 35 753 524 (17.00%)

3. SOURCE OF FUNDS

Repurchases to date have been funded from available cash resources.

4. OPINION OF THE DIRECTORS

The directors of Barloworld have considered the impact of the repurchases and are of the opinion that:-

4.1 Barloworld and the Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of this announcement;

4.2 the assets of Barloworld and the Group are in excess of the liabilities of the Company and the Group for a period of 12 months after this announcement;

4.3 the ordinary share capital and consolidated reserves of Barloworld and the Group will be adequate for a period of 12 months after the date of this announcement; and

4.4 the working capital of Barloworld and the Group will be adequate for a period of 12 months after the date of this announcement.

The directors further confirm that section 5.72(a) of the JSE Listing Requirements has been complied with.

5. FINANCIAL EFFECTS

The financial information below is included for the purposes of indicating the effect of the repurchases on Barloworld"s earnings, headline earnings and net asset value (NAV) per share is illustrated below. The directors of the Company are responsible for the financial information below. The information is for illustrative purposes only and by its nature may not fairly represent the Company"s financial position, changes in equity, results of operations or cash flows.

Measure (in cents per share)	Before the repurchase	After the repurchase	Change (%)
Basic earnings	879.6	888.3	1.0
Headline earnings	875.7	884.3	1.0
Diluted basic earnings	859.9	867.8	0.9
Diluted headline earnings	856.1	863.9	0.9
Net asset value	579.1	560.0	-3.3
Net tangible asset value	447.5	424.3	-5.2

Notes

1. The "Before the repurchase" numbers are based on the audited results for the group as at 30 September 2005.
2. The "After the repurchase" earnings and headline earnings per share is based on the repurchase of 6,310,097 ordinary shares at the beginning of the period.

Earnings per share increases due to the anti-dilutive effect of a lower weighted number of ordinary shares in issue during the year, partly offset by a reduction in earnings as a result of the interest effect (after tax) of reduced cash resources applied to fund the repurchase. The interest effect assumes an interest rate of 7.5% per annum before tax.

3. The "After the repurchase" net asset and net tangible asset value per share assumes the repurchase of 6,310,097 ordinary shares at 30 September 2005. Net asset value per share reduces due to a decrease in share capital and premium, partly offset by a lesser number of total ordinary shares in issue.

6. JSE LISTING

The shares that have been repurchased will be cancelled and an application made to the JSE to terminate the listing in respect thereof, in due course.

Sandton
20 June 2006
Sponsor
J.P. Morgan Equities Limited
Date: 20/06/2006 03:42:19 PM Produced by the JSE SENS Department

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TRADING STATEMENT

1 Oct 2004

BARLOWORLD LIMITED - TRADING STATEMENT
BARLOWORLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(`Barloworld`)
TRADING STATEMENT
International industrial brand management company Barloworld will release its results for the year ended 30 September 2004 on Wednesday 17 November 2004.
Headline earnings per share are expected to be 35 to 45% above the comparable headline earnings last year.
The main factors which have favourably impacted headline earnings are improved operating profit margins, lower adverse fair value adjustments on financial instruments, the beneficial effect on finance costs of lower average South African interest rates and the write back of a provision made in 2002 for the closure of one of the company`s South African pension funds.
The above earnings information has not been reviewed by Barloworld`s auditors.
Sandton
1 October 2004
Sponsor
Cazenove
For background information please contact Mark Drewell, Head of Corporate Communication at Barloworld Limited on (011) 445 1204 or visit www.barloworld.com
Date: 01/10/2004 04:01:08 PM
Produced by the JSE SENS Department

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PRELIMINARY RESULTS ANNOUNCEMENT AND PRESENTATION **26 Oct 2004**

BARLOWORLD LIMITED - BARLOWORLD LTD PRELIMINARY RESULTS ANNOUNCEMENT AND PRESENTATION: 17 NOVEMBER 2004

Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
('Barloworld Ltd')

BARLOWORLD LTD PRELIMINARY RESULTS ANNOUNCEMENT AND PRESENTATION: 17 NOVEMBER 2004

Diversified industrial company, Barloworld Ltd, will be releasing its results for the year ended 30 September 2004 on Wednesday 17 November 2004. There will be a presentation in Johannesburg on the same day.

Members of the investment community who wish to attend should contact Rebecca Morgan at Barloworld for more details.

Telephone: +27 11 445 1155
Fax: +27 11 445 1556
Email: rebeccam@barloworld.com

The presentation will be broadcast on Summit TV (DSTV) channel 55 and available later in the day as a webcast.

The results announcement will also be available on the Barloworld website www.barloworld.com after release on SENS.

26 October 2004
Johannesburg
Sponsor
Cazenove
Date: 26/10/2004 10:33:56 AM
Produced by the JSE SENS Department

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Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

TO BE COLLECTED

Agent code: SAW

Return of allotment of shares

[Section 93 (3)]

COPY
28 OCT 2004
Lindsay M Reid

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 4 OCTOBER 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 4 OCTOBER 2004

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Companies Registration Office
Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				222 892 403	ORD	0.05	11 144 620.15
Total		Total		Total		Total	11 894 620.15

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ---------- R 11 894 620.15

Stated capital ---------- R

Premium account ---------- R 1 233 780 830.46

Total issued capital ---------- R 1 245 675 450.61

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				11 166	ORD	0.05	*	480 336.20
Total		Total		Total 11 166			Total	480336.20

*R42.9677503134

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				222 903 569	ORD	0.05	-	1 234260 608.36	11 145 178.45
Total		Total		Total			Total		11 895 178.45

Summary of total issued capital as at the date of this return: *R5.53719536164

Amount of issued paid-up capital	R	11 895 178.45
Stated capital	R	
Premium account	R	1 234 260 608.36
otal issued capital	R	1 246 155 786.81

Certified correct

Date ______________________ Signature ______________________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	04-Oct-04	Kotze K	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
	7-Oct-04	Liebenberg P	43.00	5,000	250.00	-	250.00	214,750.00	215,000.00
	7-Oct-04	Malley PJ	45.70	1,666	83.30	-	83.30	76,052.90	76,136.20
	20-Oct-04	Lewis RJ	41.00	3,500	175.00	-	175.00	143,325.00	143,500.00
						-			
SUB TOTAL				11,166	558.30	0.00	558.30	479,777.90	480,336.20
Adjustment to Share Premium								0.00	0.00
Balance b/f				222,892,403	11,144,620.15	750,000.00	11,894,620.15	1,233,780,830.46	1,245,675,450.61
TOTAL				**222,903,569**	**11,145,178.45**	**750,000.00**	**11,895,178.45**	**1,234,260,608.36**	**1,246,155,786.81**

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Barloworld Limited - Audited Results For The Year 17 Nov 2004

Barloworld Limited - Audited Results For The Year Ended 30 September 2004

Release Date: 17/11/2004 07:29:26 Code(s): BAW BAWP
Barloworld Limited - Audited results for the year ended 30 September 2004
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
Audited results for the year ended 30 September 2004
Value Based Management delivers strong operational performance
- Operating profits +21% to R2 836 million
- Operating profit margin up to 7.7% (2003: 6.8%)
- Cash generated from operations +21% to R4 251 million
- Headline earnings per share +45% to 857 cents
- Active acquisition and disposal programme continued
- R1.5 billion Avis transaction completed
- Equipment finance book sold for R1.5 billion
- Total dividend + 31% to 380 cents per share

Tony Phillips, CEO of Barloworld, said:
`In 2004 we delivered strong growth in profits, margins and returns. Barloworld`s five year record of 22% compound annual growth in headline earnings per share is a testimony to the way the company is managed. Against a background of only moderately favourable economic conditions in our major markets, this performance has been achieved by focussing on value creation at every level. Value Based Management will continue to create benefits for all our stakeholders. For shareholders, we are well on track to achieve our goal of doubling the value of the company over the 4 years to 2006.
In 2005 we will continue to focus on growing profits and returns throughout the business. Supported by similar economic conditions to the past year, we look forward to being able to report another year of progress.`
17 November 2004
Enquiries
Barloworld Limited: Mark Drewell Tel +27114451204, e-mail invest@barloworld.com
For background information visit www.barloworld.com

Chairman and Chief Executive`s report
The long term strategy is to build our diversified business and to create value for all stakeholders. We are doing this in three ways:
by improving the quality of our existing operations to generate sustainable higher profits, margins and returns.
by continuing to evolve and develop new products, services and business solutions as we expand organically.
by incremental acquisitions which are complementary to our existing operations and disposals of underperforming or non-core businesses.
Barloworld`s performance in 2004 reflects once again the success of this strategy. Through an absolute focus on value creation at every level we have now achieved a five year compound annual growth rate in headline earnings per share of 22%.

An excellent result in 2004
Operating profits rose 21% as the sustained implementation of Value Based Management continued to deliver improved margins and returns and the Avis acquisition contributed in the second half of the year. Headline earnings per share rose 45% to 857 cents and the total dividend in respect of this year`s earnings was increased by 31% to 380 cents per share (2003: 290 cents).
We have made good progress this year in improving returns. We use Cash Flow Return on Investment (CFROI) in real terms as a key performance metric. CFROI for 2004 rose strongly to 8.9% (2003: 8.1%) compared to our hurdle rate of 8%.
Operating profits in our African operations increased 32% against a 7% revenue increase as we reaped the benefits of cost control and market leadership. Particularly noteworthy was the substantial contribution of our cement and lime business, Pretoria Portland Cement Company Limited (PPC). Strong operating profit growth before goodwill amortisation was also achieved in coatings and motor (167% and 237% respectively). The latter benefited from a 100% contribution from Avis in the second half. Our equipment business substantially increased its contribution to profits as negative fair value adjustments on financial instruments declined by R 211 million from the previous year.
The operations outside Africa also performed well. Our Iberian equipment business continued to be the largest single profit contributor and generated high returns. Management action to bring underperforming operations to

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BARLOWORLD LIMITED - DIRECTORS DEALING IN SECURITI **23 Nov 2004**

BARLOWORLD LIMITED - DIRECTORS DEALING IN SECURITIES
BARLOWORLD LIMITED
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MICHAEL DOUGLAS COWARD
Company:	Barloworld Ltd
Date of Transaction:	23 November 2004
Class of Security:	Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	15,000 Options @ Rands 50.88
Option Strike Price	R44.50
Date Options Granted	16 February 1998
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 763,200.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr AJ Phillips CEO of Barloworld Ltd.

23 November 2004

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Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

RECEIVED
2005 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of allotment of shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -12- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

COPY 1 - DEC 2004 Lindsay M Reid

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 12 NOVEMBER 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 NOVEMBER 2004

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of Companies Registration Office
Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				222 903 569	ORD	0.05	11 145 178.45
Total		Total		Total		Total	11 895 178.45

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ---------- R 11 895 178.45

Stated capital ---------- R

Premium account ---------- R 1 234 260 608.36

Total issued capital ---------- R 1 246 155 786.81

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				19 566	ORD	0.05	*	769 272.20
Total		Total		Total 19 566			Total	769272.20

*39.3167842175

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2004 -12- 01 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				222 923 135	ORD	0.05	•	1 235 028902.26	11 146 156.75
Total		Total		Total			Total		11 896 156.75

*5.54015581316

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital -- R 11 896 156.75

Stated capital -- R

Premium account -- R 1 235 028 902.26

Total issued capital -- R 1 246 925 059.01

Certified correct

Date - 1 DEC 2004 Signature ____________________

Director/Manager/Secretary

Rubber stamp of company: if any, or of secretaries.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -12- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM.
	12-Nov-04	Patterson PJ	23.25	2,000	100.00	-	100.00	46,400.00	46,500.00
	15-Nov-04	Hosking J	36.70	2,666	133.30	-	133.30	97,708.90	97,842.20
	15-Nov-04	Hosking J	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
	18-Nov-04	Smith AP	41.00	10,000	500.00	-	500.00	409,500.00	410,000.00
	23-Nov-04	Parlabean AP	36.70	1,000	50.00	-	50.00	36,650.00	36,700.00
	24-Nov-04	Smith JD	45.70	2,500	125.00		125.00	114,125.00	114,250.00
	30-Nov-04	Kotze SWJ	45.70	400	20.00		20.00	18,260.00	18,280.00
SUB TOTAL				19,566	978.30	0.00	978.30	768,293.90	769,272.20
Adjustment to Share Premium								0.00	0.00
Balance b/f				222,903,569	11,145,178.45	750,000.00	11,895,178.45	1,234,260,608.36	1,246,155,786.81
TOTAL				**222,923,135**	**11,146,156.75**	**750,000.00**	**11,896,156.75**	**1,235,028,902.26**	**1,246,925,059.01**

[Close]

BARLOWORLD EXPANDS HANDLING BUSINESS INTO NORTHER **1 Dec 2004**

BARLOWORLD LIMITED - BARLOWORLD EXPANDS HANDLING BUSINESS INTO NORTHERN IRELAND
BARLOWORLD LIMITED
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
(`Barloworld`)
BARLOWORLD EXPANDS HANDLING BUSINESS INTO NORTHERN IRELAND

Barloworld has reached agreement to purchase CMS Lift trucks, Northern Ireland`s exclusive Hyster dealer, for a purchase consideration of GBP5 million (R55-million). Privately-held CMS has been a leading provider of materials handling equipment in Northern Ireland for over 20 years.

The acquisition, which is fully supported by the owners of CMS, will form part of Barloworld`s international Materials Handling business. It represents a further expansion of the Barloworld- Hyster partnership in which Barloworld is the Hyster dealer in eight states in the south-east USA, the UK, Belgium, Holland and southern Africa.

CMS Lift Trucks was formed in 1983 and has a major share of the Northern Irish lift truck market. In 1997 it made a large investment in purpose-built offices, showroom, parts and workshop facilities in Newtownabbey, near Belfast. The company currently employs 30 staff of which 16 are mobile engineers.

CMS has an annual revenue of GBP5 million (R55-million) and net assets of GBP4.2 million (R46-million).

Tony Phillips, chief executive officer of Barloworld, says: `This deal, which complements our other handling operations in Europe is another example of our `pacman` strategy of incrementally adding more territory in the things we do well.`

Keith Hay, managing director of Barloworld Handling`s European Operations, comments: `We are delighted to reach this agreement and warmly welcome all CMS employees into the Barloworld family. The acquisition will make an important contribution to growing our overall European presence.

`The ongoing expansion of Barloworld`s European operation is also testament to the strength of its partnership with Hyster. Both Barloworld and Hyster see this as an enormously positive step and view it as an exciting opportunity to continue the success and growth of our partnership.`

A year ago Barloworld strengthened its Benelux presence with the acquisition of the successful Dutch Hyster distributor Geveke Intern Transport.

Ends

Released on behalf of Barloworld Limited by Westcom. For further information contact Mark Drewell, Head of Corporate Communications at Barloworld on +27 11 445 1204, email: mdrewell@barloworld.com, or Keith Hay, managing director of Barloworld Handling`s European Operations, on 0944 1628 822 151, email: khay@handling.barloworld.co.uk.

Visit the Barloworld website: www.barloworld.com
Sandton
December 1, 2004
Date: 01/12/2004 10:18:09 AM
Produced by the JSE SENS Department

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[Close]

DIRECTORS DEALING IN SECURITIES **7 Dec 2004**

Barloworld Limited - Directors Dealing In Securities
BARLOWORLD LIMITED
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
('Barloworld')
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	LESTER STUART DAY
Company:	Barloworld Ltd
Date Options Granted	1 September 1998
Class of Security:	Ordinary shares
Nature of transaction	Sale of shares at a share price of Rand 100.20
Number of Options	10,000 ordinary shares @ R 100.20
Total value:	R 1,002,000.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance of issue was granted by CEO of Barloworld Ltd - A J Phillips

7 December 2004
Date: 07/12/2004 02:40:08 PM
Produced by the JSE SENS Department

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[Close]

DIRECTORS DEALING IN SECURITIES 15 Dec 2004

RECEIVED
2006 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Barloworld - Directors Dealing In Securities
BARLOWORLD LIMITED
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
('Barloworld')
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MICHAEL DOUGLAS COWARD
Company:	Barloworld Ltd
Date of Transaction:	15 December 2004
Class of Security:	Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	15,000 Options @ Rands 63.70
Option Strike Price	R44.50
Date Options Granted	16 February 1998
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 955,500.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr AJ Phillips CEO of Barloworld Ltd.

15 December 2004
Date: 15/12/2004 03:14:03 PM
Produced by the JSE SENS Department

[Close]

RECEIVED
2005 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form CM 15

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -12- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Agent Code: BAW

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

Registration No. of company

1918/000095/06

Name of company **BARLOWORLD LIMITED**

1. Date of allotment of shares **1 DECEMBER 2004**

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

To be completed by company.

Acknowledgment of receipt of return of allotments, dated **1 DECEMBER 2004**

Name of company **BARLOWORLD LIMITED**

Postal address **P O BOX 782248**
SANDTON
2146

TO BE COLLECTED
Agent Code: BAW

Date of receipt by Registrar of Companies
Date stamp of Companies Registration Office
Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				222 923 135	ORD	0.05	11 146 156.75
Total		Total		Total		Total	11 896 156.75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital .... R 11 896 156.75

Stated capital .... R

Premium account .... R 1 235 028 902.26

Total issued capital .... R 1 246 925 059.01

.. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				4 350 937	ORD	0.05	•	174584447.90
Total		Total		Total 4 350 937			Total	174584447.90

6. (a) Shares allotted otherwise than for cash: *R40.0757126683

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				227 274 072	ORD	0.05	-	1409395803.31	11 363 703.60
Total		Total		Total			Total		12 113 703.60

Summary of total issued capital as at the date of this return:

*R6.20130484268

Amount of issued paid-up capital .... R 12 113 703.60

Stated capital .... R

Premium account .... R 1 409 395 803.31

Total issued capital .... R 1 421 509 506.91

Certified correct

Date 22 DEC 2004 Signature ____________

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM.
	01-Dec-04	Whitaker CW	45.70	2,500	125.00	-	125.00	114,125.00	114,250.00
	13-Dec-04	Gaylard JM	23.25	2,500	125.00	-	125.00	58,000.00	58,125.00
	15-Dec-04	Utting IW	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
	21-Dec-04	Deutsche Securities	43.00	1,351,665	67583.25	-	67,583.25	58,054,011.75	58,121,595.00
	21-Dec-04	Deutsche Securities	46.00	30,000	1500.00	-	1,500.00	1,378,500.00	1,380,000.00
	21-Dec-04	Deutsche Securities	47.65	244,731	12236.55		12,236.55	11,649,195.60	11,661,432.15
	21-Dec-04	Deutsche Securities	44.50	243,666	12183.30		12,183.30	10,830,953.70	10,843,137.00
	21-Dec-04	Deutsche Securities	41.00	1,524,230	76211.50		76,211.50	62,417,218.50	62,493,430.00
	21-Dec-04	Deutsche Securities	23.25	366,795	18339.75		18,339.75	8,509,644.00	8,527,983.75
	21-Dec-04	Deutsche Securities	28.55	20,000	1000.00		1,000.00	570,000.00	571,000.00
	21-Dec-04	Deutsche Securities	44.15	10,000	500.00		500.00	441,000.00	441,500.00
	21-Dec-04	Deutsche Securities	36.70	553,850	27692.50		27,692.50	20,298,602.50	20,326,295.00
SUB TOTAL				4,350,937	217,546.85	0.00	217,546.85	174,366,901.05	174,584,447.90
Adjustment to Share Premium								0.00	0.00
Balance b/f				222,923,135	11,146,156.75	750,000.00	11,896,156.75	1,235,028,902.26	1,246,925,059.01
TOTAL				**227,274,072**	**11,363,703.60**	**750,000.00**	**12,113,703.60**	**1,409,395,803.31**	**1,421,509,506.91**

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NO CHANGE STATEMENT AND NOTICE OF AGM

3 Jan 2005

BARLOWORLD - NO CHANGE STATEMENT AND NOTICE OF AGM
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
(`Barloworld` or `the company`)
NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
AUDITED RESULTS
Shareholders are advised that the company`s 2004 Annual Report containing the annual financial statements for the year ended 30 September 2004 was posted to shareholders on Wednesday, 29 December 2004 and contains no modifications to the audited results which were published on 17 November 2004. The annual financial statements were audited by Deloitte & Touche and their report is available for inspection at the company`s registered office.
NOTICE OF ANNUAL GENERAL MEETING
The eighty eighth annual general meeting of Barloworld will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 20 January 2005 at 12:00 for the purpose of conducting the business as stated in the Notice of Annual General Meeting forming part of the 2004 Annual Report.
Sandton
3 January 2005
Sponsor
Cazenove
Date: 03/01/2005 04:00:49 PM
Produced by the JSE SENS Department

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CM 34

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Lodgement of financial statements / Interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

COPY

6 - JAN 2005
Lindsay M Reid

Registartion No. of Company
1918/000095/06

Name of holding company BARLOWORLD LIMITED

Names of subsiduaries (if any) Reg No's

The following documents are lodged herewith:

† Annual financial statements / † group annual financial statements (in terms of section 302 (4) (a) / † 329 (5) of the Act for the financial year ended 30 September 2004

† ~~Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended~~

2005 -01- 11

† ~~Interim report in term of section 306 / † 329 (2) of the Act for the half year ended~~

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.

* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.

† Delete whichever is not applicable.

M. J. BARNETT

To be completed by company.

Lodgement of / † annual financial statements / † group annual financial statements and † ~~annual financial statements of subsidaries~~ / † ~~provisional annual financial statements~~ † ~~interim report~~ for financial year / † ~~half year~~ ended

30 September 2004

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248 SANDTON

2146

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

Barloworld wins R90m US contract	18 Jan 2005

Barloworld wins R90m US contract
January 18, 2005

South Africa`s biggest fork lift truck dealer, Barloworld Handling, has beaten three rivals to win a R90 million contract to supply Hyster equipment and services to an American carpet manufacturer.

Barloworld spokesperson Mark Drewell said yesterday: `The contract sends a signal to other companies that there is a market in America for big, long-term contracts. We also see it as a sign of confidence in our ability to deliver quality services.`

The contract requires Barloworld Handling to replace 415 lift trucks with new and used lift trucks, personnel carriers and floor maintenance equipment over five years.

Barloworld will maintain over 550 materials handling machines for Beaulieu.

Deliveries have started.

`By striking a good balance between new and proven technology, the Hyster product line offered superior value to our company.

The thoroughness of Barloworld`s assessment of our needs gave us a high level of confidence in the company,` said Aaron Phillips, project engineer for Beaulieu.

Barloworld Handling, a division of Barloworld Industrial Distribution, operates in eight southeastern states in America, Belgium, the Netherlands and the UK, but has its head office in South Africa.

Thu, 20 Jan 2005 Official Announcement [JLM]

Barloworld - results of annual general meeting

At the annual general meeting of Barloworld held on 20 January 2005 those shareholders present in person or by proxy approved all the resolutions proposed with the required majorities. This included an amended resolution 5 granting the directors authority to issue shares up to 10% of the issued share capital for the purposes of the Barloworld Share Option Scheme. The original motion was for 12.5%. The appointment of Selby Baqwa as an independent director was also announced at the meeting.

[Close]

- BARLOWORLD CHAIRMAN"S STATEMENT AND RESULTS OF A 20 Jan 2005

BARLOWORLD LIMITED - BARLOWORLD CHAIRMAN`S STATEMENT AND RESULTS OF ANNUAL GENERAL MEETING
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(`Barloworld`)
Barloworld Chairman`s Statement and Results of Annual General Meeting
Trading conditions
At the Annual General Meeting of Barloworld shareholders held today, the Chairman provided a trading update on the first quarter of the financial year, referring first to an extract from the prospects section of the Chairman`s statement of 17 November 2004 which said:
`The future outlook is positive and we are well on track to achieve our medium term goal of doubling the value of the company in the 4 years to September 2006. In 2005 we will continue to focus on growing profits and returns in all our businesses and, supported by modestly favourable economic conditions in the territories in which we operate, we look forward to being able to report another year of progress.`
He continued to update the meeting on trading conditions in the past quarter, commenting:
`Trading conditions in the first quarter of this financial year have been favourable across most of our businesses.
In Southern Africa, which accounted for 74% of profits last year, we have seen increased demand for our products and services. This has been primarily due to the growth in fixed capital formation. This has impacted positively on our cement, construction equipment, motor, coatings and steel tube operations. By contrast the strength of the rand continues to dampen car rental demand growth as inbound tourism continues to decline.
Outside Southern Africa we are experiencing positive market conditions in key areas. Equipment sales in Spain are in line with last year and our materials handling business in the United Kingdom, Belgium and the Netherlands is experiencing stronger demand. In the United States we have seen demand growth in both the materials handling and truck dealership businesses.
A key uncertainty remains the strength of the rand which, if it maintains current levels impacts adversely on both translation of non-South African earnings and fair value adjustments.
Overall I remain positive regarding the financial year to September 2005.`
All resolutions approved
Thereafter, those shareholders present in person or by proxy approved all the resolutions proposed at the AGM with the required majorities. This included an amended resolution 5 granting the directors authority to issue shares up to 10% of the issued share capital for the purposes of the Barloworld Share Option Scheme. The original motion was for 12.5%.
Board appointment
The appointment of Mr S. A. M. (Selby) Baqwa as an independent Director was also announced at the meeting.
The minutes of the Annual General Meeting will be posted on Barloworld`s website, www.barloworld.com in due course.
Sandton
20 January 2005
Sponsor
Cazenove
Date: 20/01/2005 01:30:28 PM
Produced by the JSE SENS Department

[Close]

CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1918/000095/06

BARLOWORLD LIMITED
P O BOX 782248
SANDTON

2146

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -01- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

TO BE COLLECTED
Agent Code: BAW

COPY
Lindsay M Reid

Opgawe van besonderhede soos op/
Return of Particulars as at 28 JAN 2005

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, MICHAEL JOHN BARNETT
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed ______________________

Datum:
Date: 28 JAN 2005

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	BAQWA
2. Volle voorname/Full forenames	SELBY ALAN MASIBONGE
Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 1 0 5 0 4 5 5 8 3 0 8 7
5. (a) Datum van aanstelling/Date of appointment	21 January 2005
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	426 MENDELSOHN STREET WATERKLOOF GLEN PRETORIA 0001
7. Besigheidadres/Business address	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8. Posadres/Postal address	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	ADVOCATE
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	New Appointment - 21 January 2005

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	BLACKBEARD
2.:	PETER JOHN
3.:	
4.: Jaar Maand Dag / Year Month Day	5 7 0 5 1 1 1 5 0 9 1 0 8 3
5.: (a)	10 May 2004
(b)	Director
6.:	4 WOODLEA HALE BROOK GREEN, ALTRINCHAM, CHESHIRE UNITED KINGDOM WA 158 WH
7.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9.:	SOUTH AFRICAN
10.:	ENGINEER
11.:	Yes
12.:	No Change

1.:	CLEWLOW
2.:	WARREN ALEXANDER MORTEN
3.:	
4.: Jaar Maand Dag / Year Month Day	3 6 0 7 1 3 5 0 6 5 0 8 3
5.: (a)	12 November 1974
(b)	Director
6.:	339 BEVERLEY ESTATE LONEHILL 2062
7.:	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	COWARD
2.:	MICHAEL DOUGLAS
3.:	
4.: Jaar Maand Dag / Year Month Day	5 3 0 4 2 7 5 0 1 0 0 8 1
5.: (a)	21 August 1995
(b)	Director
6.:	3 SHORT STREET BRYANSTON 2021
7.:	16 QUALITY ROAD ISANDO 1601
8.:	P O BOX 263 ISANDO 1600
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	DAY
2.:	LESTER STUART
3.:	
4.: Jaar Maand Dag / Year Month Day	4 6 1 0 0 8 5 0 5 9 1 0 5
5.: (a)	1 October 1998
(b)	Director
6.:	33 VICTORIA STREET OAKLANDS JOHANNESBURG 2192
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -01- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1.:	DIAMOND
2.:	BRANDON PETER
3.:	
4.: Jaar Maand Dag / Year Month Day	5 1 0 4 0 1 5 0 6 6 0 8 2
5.: (a)	19 November 2001
(b)	Director
6.:	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 2031 RIVONIA 2128
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.: Jaar Maand Dag / Year Month Day	4 6 0 9 0 8 5 1 1 9 1 8 2
5.: (a)	17 October 1989
(b)	Director
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5209195126000
5.: (a)	15 December 1993
5.: (b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	LEVETT
2.:	MICHAEL JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3906065031002
5.: (a)	15 November 1995
5.: (b)	Director
6.:	FLAT 20 CONNAUGHT HOUSE DAVIES STREET MAYFAIR LONDON
7.:	OLD MUTUAL MUTUAL PARK JAN SMUTS AVENUE PINELANDS 7405
8.:	P O BOX 66 CAPE TOWN 8000
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - SA MUTUAL LIFE ASS
11.:	Yes
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES / REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2005-01-31

1.:	NTSEBEZA
2.:	DUMISA BUHLE
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4910315121083
5.: (a)	18 May 1999
5.: (b)	Director
6.:	2 SILVERDALE PINELANDS CAPE TOWN 7405
7.:	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.:	718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.:	SOUTH AFRICAN
10.:	JUDGE
11.:	Yes
12.:	No Change

1.:	PFEIFFER
2.:	STEVEN BERNARD
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	470119
5.: (a)	27 August 2001
5.: (b)	Director
6.:	301 NO. VIEW TERRACE ALEXANDRIA VA USA - 22301
7.:	FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.:	801 PENNYSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.:	AMERICAN (470119 - USA)
10.:	ATTORNEY
11.:	No
12.:	No Change

1.:	PHILLIPS
2.:	ANTHONY JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4606065028086
5.: (a)	21 August 1995
5.: (b)	Director
6.:	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	BRITISH
10.:	Chief Executive Officer
11.:	Yes
12.:	No Change

1.:	RODRIGUEZ DE CASTRO GARCIA DE LO
2.:	GONZALO
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	420727
5.: (a)	30 January 2004
5.: (b)	Director
6.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
7.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
8.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
9.:	SPANISH (420727SPAIN)
10.:	BUSINESSMAN
11.:	No
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.: SURGEY
2.: PETER MONTAGU
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
5|4|1|1|2|0|2|5|7|0|7|0|8|6|
5.: (a) 21 August 1995
5.: (b) Director
6.: 58 BOUNDARY LANE SANDHURST 2196
7.: BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.: P O BOX 782248 SANDTON 2146
9.: SOUTH AFRICAN
10.: CHIEF EXECUTIVE OFFICER
11.: Yes
12.: No Change

1.: TAGER
2.: LOUISE ARLENE
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
3|5|1|1|0|4|0|0|4|0|0|0|1|
5.: (a) 1 October 1992
5.: (b) Director
6.: 48 - EIGHTH AVENUE LOWER HOUGHTON 2198
7.: 48 - EIGHTH AVENUE LOWER HOUGHTON 2198
8.: 48 - EIGHTH AVENUE LOWER HOUGHTON 2198
9.: SOUTH AFRICAN.
10.: DIRECTOR
11.: Yes
12.: No Change

1.: THERON
2.: EDWARD PHILCOX
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
4|1|0|4|1|7|5|0|1|6|0|0|1|
5.: (a) 1 May 1996
5.: (b) Director
6.: 23 WESTCLIFF ROAD, HERMANUS 7200
7.: C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.: P O BOX 7725, JOHANNESBURG 2000
9.: SOUTH AFRICAN
10.: DIRECTOR OF COMPANIES
11.: Yes
12.: No Change

1.: THOMSON
2.: CLIVE BRADNEY
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
6|6|0|5|3|1|5|0|1|5|0|8|1|
5.: (a) 1 April 2003
5.: (b) Director
6.: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.: BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.: P O BOX 782248 SANDTON 2146
9.: SOUTH AFRICAN
10.: CHARTERED ACCOUNTANT
11.: Yes
12.: No Change

1.: TOMKINSON
2.: ROBERT CHARLES
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
4|1|0|7|1|4| | | | | | | |
5.: (a) 19 November 2001
5.: (b) Director
6.: HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7.: HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8.: HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9.: BRITISH (1941.07.14)
10.: DIRECTOR
11.: No
12.: No Change

1.:
2.:
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
5.: (a)
5.: (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005-01-31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	18 October 1927
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -01- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 26 JAN 2005

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Posadres
Postal address P O BOX 782248 SANDTON
2146

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	BARNETT
2. Volle voorname/ Full Forenames	MICHAEL JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 4 2 0 6 1 3 5 0 9 9 0 8 2
5. (a) Datum van aanstelling/Date of appointment	13 November 1995
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	23 MARICO AVENUE RIVER CLUB SANDTON 2149
8. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
. Beroep/Occupation	GROUP COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -01- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

[Close]

BARLOWORLD LIMITED - DIRECTORS DEALING IN SECURITI **2 Feb 2005**

BARLOWORLD LIMITED - DIRECTORS DEALING IN SECURITIES
BARLOWORLD LIMITED
SHARE CODE: BAW
ISIN: ZAE000026639
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director: PETER ESTERHUYSEN
Company: Barloworld Ltd
Date of Transaction: 1 February 2005
Class of Security: Options over Ordinary shares
Nature of transaction: Options ceded in terms of a share purchase enhancement agreement
Number of options: 1,667 Options @ Rands 57.84
Option Strike Price R45.70
Date Options Granted 25 September 2001
Vesting Period Three years after date of issue at a tranch of one third per annum from the third year.
Total value: R 96,419.28
Nature of Interest: Direct/Beneficial
Market Intermediary: N/A
Confirmation of Clearance Clearance to deal was granted by Mr J E Gomersall of Barloworld Ltd.

Director: PETER ESTERHUYSEN
Company: Barloworld Ltd
Date of Transaction: 1 February 2005
Class of Security: Options over Ordinary shares
Nature of transaction: Options ceded in terms of a share purchase enhancement agreement
Number of options: 6,667 Options @ Rands 66.59
Option Strike Price R36.70
Date Options Granted 29 May 2000
Vesting Period Three years after date of issue at a tranch of one third per annum from the third year.
Total value: R 443,955.53
Nature of Interest: Direct/Beneficial
Market Intermediary: N/A
Confirmation of Clearance Clearance to deal was granted by Mr J E Gomersall of Barloworld Ltd.

2 February 2005
Date: 02/02/2005 01:48:27 PM
Produced by the JSE SENS Department

[Close]

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment shares

[Section 93(3)]

RECEIVED
TO BE CO...
2006 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FI... Lindsay M Reid
Agent Code BAW

Registration No. of Company
1918/000095/06

REGISTRATEUR VAN MAATSSKAPPE EN VAN BESLOTE KORPORASIES

Name of Company .... BARLOWORLD LIMITED ....

1. Date of allotment of shares .... 07/01/2005 .... 2005 -02- 04

REGISTRAR OF COMPANIES AND

2. Authorised capital of company :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		300000000	ORD	0.05000000	15000000.00
		500000	6 CUM	2.00000000	1000000.00
TOTAL	*TOTAL*	300500000		*TOTAL*	R16000000.00

3. Shares subscribed for in memorandum of association :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Issued capital
				R	**R**
TOTAL	*TOTAL*			*TOTAL*	

To be completed by company.

Acknowledge of receipt of return of allotments, dated 07/01/2005

Name of company BARLOWORLD LIMITED

Postal Address P O BOX 782248
SANDTON
2146

Agent Code. BAW

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subcribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
			SEE ATTACHED SCHEDULE				
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment :

Amount of issued paid-up capital ______ R 12113703.60000000

Stated Capital ______ R 0.00000000

Premium account ______ R 1409395803.30493000

Total issued capital ______ R 1421509506.90493000

5. Shares comprising this allotment :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than cash :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Deemed Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R		R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees :

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return :

No par value				Par value					
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at date of this return :

Amount of issued paid-up capital R 12113986.90000000

Stated capital R 0.00000000

Premium account R 1409618456.20493000

Total issued R 1421732443.10493000

Certified correct

Date ______________ Signature ______________
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

RETURN OF ALLOTMENT OF SHARES

REGISTRATION NUMBER : 1918/000095/06

BARLOWORLD LIMITED

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				375,000	6 CUM	2.0000	750,000.0000
				227,274,072	ORD	0.0500	11,363,703.6000
		TOTAL		TOTAL		TOTAL	

RETURN OF ALLOTMENT OF SHARES

REGISTRATION NUMBER : 1918/000095/06

BARLOWORLD LIMITED

5. Shares comprising this allotment :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				4000	ORD	0.0500	36.6500	146,800.0000
				1666	ORD	0.0500	45.6500	76,136.2000
TOTAL		TOTAL		TOTAL			TOTAL	222,936.2000

RETURN OF ALLOTMENT OF SHARES

REGISTRATION NUMBER :

6. (a) Shares allotted otherwise than cash :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
TOTAL		*TOTAL*		*TOTAL*			*TOTAL*	

RETURN OF ALLOTMENT OF SHARES

BARLOWORLD LIMITED

REGISTRATION NUMBER : 1918/000095/06

7. Issued capital at date of this return :

No par value				Par value					
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		R	R			R	R	R	R
				375000	6 CUM	2.0000	0.0000	0.0000	750000.0000
				227279738	ORD	0.0500	6.2021	1409618456.2049	11363986.9000
TOTAL		TOTAL		TOTAL			TOTAL		12113986.9000

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM.
	07-Jan-05	Venter B	36.70	4,000	200.00	-	200.00	146,600.00	146,800.00
	7-Jan-05	Smith RA	45.70	1,666	83.30	-	83.30	76,052.90	76,136.20
SUB TOTAL				5,666	283.30	0.00	283.30	222,652.90	222,936.20
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,274,072	11,363,703.60	750,000.00	12,113,703.60	1,409,395,803.31	1,421,509,506.91
TOTAL				**227,279,738**	**11,363,986.90**	**750,000.00**	**12,113,986.90**	**1,409,618,456.21**	**1,421,732,443.11**

Fri, 11 Feb 2005 Media Comment [JLM]

Barloworld increases sales of tractors

Barloworld Equipment Agriculture reported an increase in tractor sales to 984 units in 2004, a 119% rise from the 449 units sold in 2002.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special Resolution
(Section 200)
(To be lodged in duplicate)

Revenue stamp or
Revenue franking
Machine impression R80

Registration No. of company
1918/000095/06

Name of company BARLOWORLD LIMITED

Date notice given to members 15 December 2004 Date resolution passed 20 January 2005

Special resolution passed in terms of section 62 of the Act/*paragraph n/a

of the memorandum/*article n/a of the articles.

Copy of notice convening meeting attached.
~~onsent to waive period of notice of meeting (CM 25) attached/*not attached.~~

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

Rubber stamp of company, if any or of secretaries.

Date 2005 -01- 24 Signature

Director/Secretary/Manager

Name (in block capitals) M.J. BARNETT

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of company
1918/000095/06

Name of company
BARLOWORLD LIMITED

Postal address P O BOX 782248 SANDTON 2146

Special resolution Registered this day

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2005 -02- 15

Date stamp of Companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Not valid unless stamped by Registrar of Companies.

ANNEXURE

Name of Company: BARLOWORLD LIMITED

Registration Number: 1918/000095/06

RESOLVED: **THAT** Article 69.4.2.3 of the company's articles of Association reading:

"guaranteeing its contracts, obligations or liabilities" be amended by the addition of the words" .... and those of its subsidiary companies."

In its fullest context the article will now read:
"The directors may make such arrangements on behalf of the company as they think advisable for the guaranteeing of its contracts, obligations or liabilities and those of its subsidiary companies."

The reason and effect of the special resolution is to allow the company to guarantee the obligations of its subsidiaries.

SPECIAL BUSINESS

5. To consider and, if deemed fit, to pass with or without modification, the following ordinary resolution:

Resolved that the directors be and they are hereby authorised as a specific authority in terms of section 221 (2) of the South African Companies Act, 1973, as amended, to allot and issue from time to time in accordance with and for the purposes of the Barloworld Share Option Scheme, unissued ordinary shares in the authorised capital of the company equal to not more than 12.5% of the total issued ordinary shares of the company from time to time. In addition and in accordance with the provisions of the Barloworld Share Option Scheme and the Barloworld Share Purchase Scheme, to allot such number of ordinary shares as have, from time to time, been taken up and paid for in full in terms of those schemes by retired employees or former employees after the expiry of one year from the date on which such employees ceased to be employed or became retired and the shares in question had been paid for in full.

Further, that the directors referred to hereafter having been granted options (and in the case of PJ Blackbeard in the years prior to his appointment as a director of the company) in terms of the Barloworld Share Option Scheme as approved and adopted by the company on 1 July 1985, the company hereby approves in terms of section 222(1)(a) of the South African Companies Act, 1973, as amended, the allotment and issue to any director referred to, of the number of shares set out against his name insofar as he exercises his options:

PJ Blackbeard	148 334
MD Coward	35 000
LS Day	35 000
BP Diamond	35 000
JE Gomersall	35 000
AJ Lamprecht	35 000
AJ Phillips	50 000
PM Surgey	35 000
CB Thomson	35 000

The reason for proposing this ordinary resolution is for the directors to obtain authority from the members to allot and issue shares to these directors as and when share options granted to them in terms of the Barloworld Share Option Scheme are exercised.

6. To consider and, if deemed fit, to pass with or without modification, the following special resolution:

Resolved that article 69.4.2.3 of the company's articles of association reading:
"guaranteeing its contracts, obligations or liabilities" be amended by the addition of the words "... and those of its subsidiary companies."

In its fullest context the article will now read:
"The directors may make such arrangements on behalf of the company as they think advisable for the guaranteeing of its contracts, obligations or liabilities and those of its subsidiary companies."

The reason and the effect of the special resolution is to allow the company to guarantee the obligations of its subsidiaries.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend, speak and, on a poll, vote in his/her stead. The person so appointed need not be a member of the company. Proxy forms should be forwarded to reach the company's transfer secretaries or United Kingdom registrars by not later than 12:00 (South African time) on Tuesday, 18 January 2005.

Holders of dematerialised shares, other than "own-name" dematerialised shareholders, who wish to vote at the annual general meeting, must instruct their Central Securities Depositary Participant (CSDP) or broker accordingly. Holders of dematerialised shares, other than "own-name" dematerialised shareholders, who wish to attend the annual general meeting in person need to arrange the necessary authorisation as soon as possible, through their CSDP or broker, in terms of the agreement existing between them.

By order of the board

MJ Barnett
Secretary

Sandton
15 December 2004

NOTICE OF ANNUAL GENERAL MEETING

Barloworld Limited
Registration number 1918/000095/06
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
("Company")

Notice is hereby given that the eighty-eighth annual general meeting of the members of the company will be held in the Tok Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 20 January 2005, at 12:00 for the followi purposes:

ORDINARY BUSINESS

1. To receive and adopt the group annual financial statements, incorporating the auditors' report, for the year ended 30 Septemb 2004.

2. To elect the directors retiring by rotation in terms of the articles of association and who have been appointed during the year a are retiring in terms of the South African Companies Act, 1973, as amended.

   Directors retiring by rotation:
   WAM Clewlow
   BP Diamond
   JE Gomersall
   DB Ntsebeza
   EP Theron

   Directors who have been appointed during the year:

PJ Blackbeard	10 May 2004
G Rodriguez de Castro Garcia de los Rios	30 January 2004

   All of the directors are available for election or re-election, as the case may be, and there are no further candidates.

   The curriculum vitae for each director appears on pages 18 to 20 of this annual report.

   The nominations committee recommends the candidates for favourable consideration by members at the annual general meetir

- To consider the retention of Deloitte & Touche as external auditors of the company and of the group for the year endi 30 September 2005.

   On the advice of the audit committee, the board recommends to the members of the company that Deloitte & Touche be r appointed as external auditors.

4. On the recommendation of the remuneration committee, to consider and, if deemed fit, to pass with or without modification tl following ordinary resolution:

   Resolved that in terms of article 61 of the company's articles of association, the fees payable to the Chairman and non-executi directors for their services to the board, audit committee and board committees be revised with effect from 1 January 20(as follows:

	Present	Proposec
Chairman of the board, inclusive of fees payable as chairman of board committees	R1 100 000	R1 250 00(
Resident non-executive directors	R100 000	R110 00(
Non-resident non-executive directors	£40 000	£44 00(
Chairman of the audit committee	£20 000	£20 00(
Resident members of the audit committee	R20 000	R30 00(
Non-resident members of the audit committee		£2 50(
Resident members of each of the three (2003: two) board sub-committees	R10 000	R25 00(
Non-resident members of each of the three (2003: two) board sub-committees		£2 50(

CM26

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 16/02/2005

Our Reference: 15084039
Box: **61268**
Sequence: **39**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM26 (Special resolution) from you dated 20/01/2005.

The CM26 (1) was accepted and placed on file.

Yours truly
Registrar of Companies
TJV

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 16, 2005 07:14
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Fax (012) 326 3051, www.cipro.gov.za

the dti

THE DEPARTMENT OF TRADE AND INDUSTRY SOUTH AFRICA

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 16, 2005 07:14

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**ONTBREEK** **ONTBREEK**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: P O BOX 787416, SANDTON, 2146 Residential: 11 MEADOWBROOK CLOSE, MORNINGSIDE, SANDTON, 2196
RODRIGUEZE.DE CASTRO GARCIA DE LOS RIOS, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 AUDOCIA PLACE, HURLINGHAM MANOR, SANDTON, 2146
DIAMOND, BRANDON PETER	5104015066082	Director	19/11/2001	Postal: PO BOX 2031, RIVONIA, 2128 Residential: 11 RIVERCLUB ESTATES, COLERAINE ROAD, RIVERCLUB, SANDTON, 2196
TOMKINSON, ROBERT CHARLES	4107140000000	Director	19/11/2001	Postal: HOME FARM, WAPPENHAM TOWCESTER NN12 8SJ, ENGLAND, 0000 Residential: HOME FARM, WAPPENHAM TOWCESTER NN12 8SJ, ENGLAND, 0000
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, 0000 Residential: 301 NO VIEW TERRACE, ALEXANDRIA VA, USA, 0000
BARNETT, MICHAEL JOHN	4206135099082	Company Secretary (Natural Person)	13/11/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 23 MARICO AVENUE, RIVER CLUB, SANDTON, 2149

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 16, 2005 07:14
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
TAGER, LOUISE ARLENE	3511040040001	Director	01/10/1992	Postal: 48 -EIGHTH AVENUE, PLWER HOUGHTON, 2198 Residential: 48 -EIGHTH AVENUE, PLWER HOUGHTON, 2198
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
PHILLIPS, ANTHONY JOHN	4606065028086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 15 CRECSENT DRIVE, WESTCLIFF, JOHANNESBURG, 2001
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: OLD MUTUAL, P O BOX 66, CAPE TOWN, 8000 Residential: FLAT 20, CONNAUGHT HOUSE, DAVIES STREET, MAYFAIR,LONDON, 7785
LAMPRECHT, ANDRE JACOBUS	5209195126000	Director	15/12/1993	Postal: P O BOX 782248, SANDTON, 2146 Residential: 227 -7TH STREET, CHARTWELL, 2055
DAY, LESTER STUART	4610085059105	Director	01/10/1998	Postal: P O BOX 782248, SANDTON, 2146 Residential: 33 VICTORIA STREET, OAKLANDS, 2192
COWARD, MICHAEL DOUGLAS	5304275010081	Director	21/08/1995	Postal: P O BOX 263, ISANDO, 1600 Residential: 3 SHORT STREET, BRYANSTON, 2021
THERON, EDWARD PHILCOX	4104175016001	Director	01/05/1996	Postal: P O BOX 7725, JOHANNESBURG, 2000 Residential: 23 WESTCLIFF ROAD, HERMANUS, 7200
GOMERSALL, JOHN EDWARD	4609085119182	Director	17/10/1989	Postal: P O BOX 782248, SANDTON, 2146 Residential: 63 MOUNT STREET, BRYANSTON, 2021
CLEWLOW, WARREN ALEXANDER MORTEN	3607135065083	Director	12/11/1974	Postal: P O BOX 782248, SANDTON, 2146 Residential: 339 BEVERLEY ESTATE, LONEHILL, 2062

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

4 - MAR 2005
COPY
Lindsay M Reid

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 8 FEBRUARY 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

2005 -03- 04
REGISTRAR OF COMPANIES

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 8 FEBR. 2005

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

2005 -03- 04

Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				227 279 738	ORD	0.05	11 363 986.00
Total		Total		Total		Total	12 113 986.90

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 113 986.90

Stated capital R

Premium account R 1 409 618 456.21

Total issued capital R 1 421 732 443.11

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5 000	ORD	0.05	23.20	116 250.00
				10 000	ORD	0.05	42.95	430 000.00
				1 333	ORD	0.05	45.65	60 918.10
Total		Total		Total 16 333			Total	607168.10

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

2005 -03- 04

REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or, other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				227 296 071	ORD	0.05	-	# see below	11 364 803.55
Total		Total		Total			Total		12 114 803.55

*R6.20153135713

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital .... R 12 114 803.55

Stated capital .... R

Premium account R # (1 410 224 807.66 less 641 096.00 allotment exp.) = 1 409 583 711.66

Total issued capital .... R 1 421 698 515.21

Certified correct

Date 4 - MAR 2005 Signature

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

2005 -03- 04

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM.
	08-Feb-05	Knight GA	23.25	5,000	250.00	-	250.00	116,000.00	116,250.00
	8-Feb-05	Knight GA	43.00	5,000	250.00	-	250.00	214,750.00	215,000.00
	1-Mar-05	Jansen van Rensburg F	45.70	1,333	66.65	-	66.65	60,851.45	60,918.10
	2-Mar-05	Libenberg P	43.00	5,000	250.00	-	250.00	214,750.00	215,000.00
SUB TOTAL				16,333	816.65	0.00	816.65	606,351.45	607,168.10
Adjustment to Share Premium								-641,096.00	-641,096.00
Balance b/f				227,279,738	11,363,986.90	750,000.00	12,113,986.90	1,409,618,456.21	1,421,732,443.11
TOTAL				**227,296,071**	**11,364,803.55**	**750,000.00**	**12,114,803.55**	**1,409,583,711.66**	**1,421,698,515.21**

2005 -03- 04

shares.wk1

Barloworld
Leading brands

Barloworld Limited

Reviewed interim results

for the six months
ended 31 March 2005

www.barloworld.com

ABOUT BARLOWORLD

Barloworld is a diversified industrial brand management company founded in 1902. We have operations in thirty-one countries around the world and approximately half of our 25 000 people are in South Africa. We offer our global customer base business solutions backed by leading industrial brands, supported by service, relationships and attention to detail. These include both rental options and the sale of products and services. We operate under a philosophy of Value Based Management which focuses on creating sustainable value for all our stakeholders.

We market and distribute leading international brands on behalf of principals as well as offering our own market-leading brands. Our principals include Caterpillar (machines and engines), Hyster (lift trucks), Freightliner (trucks), and many of the world's leading motor vehicle brands. We are the Avis licensee for southern Africa, Sweden and Norway. We manufacture, market and distribute our own brand products and services under brand names such as PPC Surebuild (cement), Plascon, Taubmans, Bristol and White Knight (coatings), Robor (steel tube), Melles Griot (photonics) and Bibby Sterilin (laboratory equipment). We are also developing logistics businesses in southern Africa and Europe.

Striving for market leadership, the Barloworld team thrives on taking on difficult business challenges. We do things differently and we use our diversity to deliver value to our stakeholders.

Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

HIGHLIGHTS

Excellent operating performance

- Growth in southern Africa: revenues up 7% to R18 792 million (1H'04: R17 532 million)
- Operating profits before goodwill up 25% to R1 545 million (1H'04: R1 235 million)
- Operating margin rises to 8,2% (1H'04: 7,0%)
- Strong operating cash flows of R1 466 million (1H'04: R1 472 million)
- Headline earnings per share 372 cents (1H'04: 374 cents) impacted by
  - non-recurrence of pension provision write back in 2004
  - STC on higher PPC special dividend
  - increase in weighted average shares in issue
- Dividend increased 13% to 130 cents per share

Tony Phillips, CEO of Barloworld, said:

"Our operating result has benefited from our Value Based Management approach to doing business and a particularly strong performance in southern Africa. The outlook is favourable and we look forward to reporting continued strength in the southern African and Iberian regions and improving contributions from our operations in the United States and the United Kingdom. Overall we expect to report further progress for the full year."

11 May 2005

CHAIRMAN AND CHIEF EXECUTIVE'S REPORT

AN EXCELLENT OPERATING PERFORMANCE

Revenues grew 7% in stronger trading environments. Operating profit before goodwill rose 25%, boosted by the inclusion of 100% of Avis in the first half, and by improvements in the quality of our business through our philosophy of Value Based Management. The group operating margin increased from 7,0% to 8,2% for the period under review. Our businesses within southern Africa accounted for 83% of total operating profit after fair value adjustments (1H'04: 71%).

Headline earnings per share of 372 cents (1H'04: 374 cents) were impacted by the non-recurrence of an exceptional pension fund closure provision write back in the prior period, higher STC charges due to the PPC special dividend and an increased number of shares in issue. A 13% increase in the interim dividend to 130 cents was declared, reflecting the strength of the cash flows and the underlying operating performance of the company.

Aided by healthy consumer spend, lower interest rates and growth in infrastructure investment, the southern African operations experienced good growth. The equipment business performed well on the back of improved internal efficiencies and the better outcome managing financial instruments. The strength of cement demand in South Africa resulted in a higher profit contribution from PPC and our motor business benefited from continued high new vehicle sales and the acquisition of Avis. The coatings division also improved its margins.

The Iberian equipment business continued its high activity levels, largely maintaining revenue and profit in local currency terms. The industrial distribution division produced a good result in the US handling operations, and the changed senior management at Truck Center are starting to impact positively on the business. Handling UK was impacted by lower sales and restructuring costs. The scientific division was negatively affected by provisions for site rationalisations which will benefit results in the future. Market conditions in Australia remained difficult for the coatings business, but the motor operations posted an improved performance.

STRATEGIC FOCUS UNCHANGED

We continually improve the quality of our existing operations with the goal of generating strong cash flows and sustainable higher margins and profits. From this foundation our growth strategy remains to expand both organically and through incremental acquisitions as we work to create a growing global organisation producing value for all stakeholders. In the period under review our energies were concentrated on maximising the benefits of the Avis acquisition. In addition, we invested R124 million in new acquisitions, notably in coatings and industrial distribution.

BLACK ECONOMIC EMPOWERMENT (BEE)

A key to South Africa's future is that all South Africans participate fully in every aspect of the economy. Our focus is to ensure that whatever we do in this area creates long term sustainable value for all our stakeholders. As part of this systematic structured approach, in November 2004 Barloworld published a formal BEE policy. The full details appear in our 2004 annual report. It is our intention to ensure our South African business units achieve a minimum of 65% in terms of the balanced scorecard of the Department of Trade and Industry to enable Barloworld to be classified as a good contributor to BEE. A detailed assessment of our BEE performance will be incorporated in our annual report but in the interim we can report satisfactory progress in all areas.

BOARD AND MANAGEMENT CHANGES

Mr M (Martin) Laubscher, CEO of Barloworld Motor, was appointed to the board as an executive director on 9 May 2005. As previously announced, in February 2005 Mr SAM (Selby) Baqwa was appointed as an independent non-executive director. Mr Baqwa was admitted as an attorney of the Supreme Court of South Africa in 1976 and was called to the Bar in 1988. In 1995 he was appointed as the Public Protector of the Republic of South Africa. Both of these new directors will make valuable contributions to the board.

Mr S (Sibani) Mngomezulu was appointed company secretary designate on 1 May 2005. He will succeed Mr MJ (Mike) Barnett, who retires on 30 June 2005.

GOOD PROSPECTS FOR THE FULL YEAR

In southern Africa demand for cement, motor vehicles and coatings remains strong and we expect further progress across all these sectors. The southern African equipment division is also expected to continue its good performance, with a strong order book.

With regards to the general South African economy, the recent Reserve Bank decision to cut interest rates is a positive contribution to improved competitiveness in the global environment and therefore higher growth rates. The group is well positioned to benefit from a sustained increase in public and private infrastructural spend in the region.

Trading conditions are expected to remain positive in Iberia. Order books remain strong.

With strong order books at the end of the reported period, the handling businesses in the UK and the US are expected to post an improved second half. Our US Freightliner dealerships should benefit from the recent management changes which have resulted in an intensive focus on costs.

The scientific business is expected to make a higher profit contribution in the second half as the restructurings start to deliver improved results. An overall strategic analysis is nearing completion and is expected to lead to further changes in the business.

A key uncertainty for the short term remains currency volatility. A strong rand will continue to affect earnings through lower export volumes and/or margins, the translation impact on offshore profits and fair value adjustments on financial instruments. This remains difficult to forecast.

Against this background we anticipate a continued strong operating performance in South Africa in the second half. With the southern African and Iberian operations performing well, we look forward to a recovery from the other international operations. Overall we remain positive regarding the financial year to September 2005.

WAM Clewlow
Chairman

AJ Phillips
Chief Executive Officer

GROUP FINANCIAL REVIEW

Revenues increased by 7% to R18,8 billion with the majority of the growth coming from southern Africa, boosted by strong cement and new vehicle sales and the benefits of 100% of Avis which was acquired on 29 March 2004.

Operating profit before goodwill amortisation rose by 25% to R1 545 million. The trend of increasing profit margins continued with the group margin rising to 8,2% (1H'04: 7,0%).

Following the adoption of IFRS3 (Business Combinations) in the current accounting period, goodwill is no longer amortised but is subject to annual impairment testing. No significant goodwill impairments were required in the period under review.

The lower volatility of the rand against the US dollar in the six months contributed to a reduction in the charge for fair value adjustments on financial instruments to R45 million (1H'04: R57 million).

Increased finance costs of R213 million (1H'04: R184 million) were mainly attributable to the acquisition of Avis last year.

Income from investments declined due to lower interest received following the sale of the Equipment leasing business at the end of the previous financial year.

The taxation charge (before STC) of R401 million represents an effective tax rate of 29,2% (1H'04: 31%), excluding prior year taxation and taxation on exceptional items. The decline is largely driven by the increased proportion of profit earned in lower taxed regions and the reduction in the South African normal taxation rate from 30% to 29%. The increase in the STC charge to R104 million is mainly attributable to the significantly higher special dividend paid by PPC in January 2005.

Headline earnings per share at 372 cents is in line with the prior period and does not reflect the strong underlying operating performance, mainly due to:

- the prior period earnings benefiting from the R100 million (R70 million after tax) reversal of a pension fund closure provision;
- the increased STC charge on the higher PPC special dividend; and
- a higher number of shares in issue following the Avis acquisition and the exercise of share options.

Total assets employed in the business of R28,1 billion are marginally up on September 2004 (R27,8 billion).

Interest bearing debt of R8 487 million represents a group debt-to-equity ratio of 70% (September 2004: 65%). The group remains within its target gearing ranges for its Trading, Leasing and Car Rental segments.

Interest cover has improved from 4,5 times for the full 2004 financial year to 5,5 times in the six months under review.

Cash generated from operations remained strong at R1 466 million (1H'04: R1 472 million). Net cash applied to investing activities of R1 324 million includes the acquisition of businesses for R124 million; property, plant and equipment for R660 million; and further investment of R598 million in rental assets and hire vehicles.

CB Thomson
Finance Director

SEGMENTAL REVIEW

The operating profit including fair value adjustments disclosed in the segmental review is stated before goodwill amortisation to facilitate prior period comparison. In the case of the leasing businesses, operating profit is net of interest paid.

Net operating assets comprise total assets (excluding current and deferred tax assets), less non-interest-bearing liabilities (excluding current and deferred tax liabilities) and cash. In terms if IFRS3 goodwill previously retained at corporate level has been allocated to the net assets of the respective segments and comparatives have been adjusted accordingly.

Comparative numbers have been restated as per note 14.

The commentaries in the segmental reviews reflect performance in the relevant local currencies.

EQUIPMENT

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
R million	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	30 Sept 2004
– Europe	**2 608**	2 599	5 117	**238**	251	475	**2 206**	2 103
– Southern Africa	**2 314**	2 237	4 939	**176**	128	406	**2 113**	1 830
Trading	**4 922**	4 836	10 056	**414**	379	881	**4 319**	3 933
Leasing South Africa	**–**	92	180	**–**	20	28	**–**	–
	4 922	4 928	10 236	**414**	399	909	**4 319**	3 933
Share of associate income after tax				**(1)**	–	3		

The business in this segment arises mainly from our long standing relationship with Caterpillar Inc. as their dealer and partner in 17 countries.

Revenue in Iberia maintained recent high levels and the order book remains strong. Construction confidence indicators in Spain are positive, and public infrastructure spend is expected to continue in the medium term.

The southern African business achieved another solid result with especially pleasing turnover growth in our Smart Partner MARC contracts. Internal efficiencies and the better outcome managing financial instruments further improved results. Negative fair value adjustments on financial instruments of R42 million were lower than the R77 million raised in the comparable period.

Our Siberian business has been sold into a joint venture with Wagner International of Denver, Colorado and is now reflected as part of income from associates. This joint venture business operates in a significantly expanded Siberian geography with good growth prospects.

The division had a strong order book of R1 930 million at 31 March 2005 (30 September 2004: R1 425 million). Long lead times are being experienced for the delivery of Caterpillar machines due to high demand and raw material shortages, notably tyres. This is an industry wide phenomenon which has to date not affected business results.

INDUSTRIAL DISTRIBUTION

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
R million	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	30 Sept 2004
- Europe	**977**	959	1 888	**22**	32	77	**561**	388
- North America	**1 810**	2 038	4 300	**20**	25	50	**1 051**	990
Trading	**2 787**	2 997	6 188	**42**	57	127	**1 612**	1 378
- Europe	**184**	201	386	**24**	24	55	**1 857**	1 853
- North America	**48**	49	99	**(1)**	(12)	(6)	**731**	813
Leasing	**232**	250	485	**23**	12	49	**2 588**	2 666
	3 019	3 247	6 673	**65**	69	176	**4 200**	4 044
Share of associate income after tax				**-**	(2)	(1)		

In Europe, lower new equipment sales in the UK and restructuring costs in the service arena resulted in lower operating profits. The order book, however, is strong at 2 164 units (30 September 2004: 1 530 units) and second half deliveries will improve. The new acquisitions in Northern Ireland and Holland performed ahead of expectations.

In the US, the lift truck market remained strong and the order book on 30 March 2005 was 1 102 units (30 September 2004: 1 140 units). While the Truck Center Freightliner business was impacted by lower fleet activity in the first half, the order book remains strong at 2 615 units (30 September 2004: 2 616 units). The Truck Center senior management team has been restructured and with expense reduction programmes under way an improvement is expected in the second half. Ditch Witch continues to perform well.

The leasing operations were negatively affected by the collapse of MG Rover in Europe and further provisions against Freightliner used trucks in the US.

During the second half of the year improved margins on increased business volumes and cost containment should result in a higher contribution.

SEGMENTAL REVIEW CONTINUED

MOTOR

R million	Revenue 6 months ended 31 Mar 2005	Revenue 6 months ended 31 Mar 2004	Revenue Year ended 30 Sep 2004	Operating profit including fair value adjustments 6 months ended 31 Mar 2005	Operating profit including fair value adjustments 6 months ended 31 Mar 2004	Operating profit including fair value adjustments Year ended 30 Sep 2004	Net operating assets 31 Mar 2005	Net operating assets 30 Sept 2004
- Southern Africa	**4 275**	3 767	7 501	**80**	49	107	**846**	561
- Australia	**728**	698	1 331	**4**	3	4	**399**	337
Trading	**5 003**	4 465	8 832	**84**	52	111	**1 245**	898
Leasing South Africa	**299**	-	295	**43**	-	51	**1 196**	1 190
- Southern Africa	**470**	-	369	**124**	-	87	**2 116**	1 956
- Europe	**213**	-	246	**16**	-	47	**1 233**	1 119
Car rental	**683**	-	615	**140**	-	134	**3 349**	3 075
	5 985	4 465	9 742	**267**	52	296	**5 790**	5 163
Share of associate income after tax				**11**	47	59		

The South African motor retail operations performed strongly on the back of a record-breaking new car market. Used car volumes, however, were flat and margins in the market were under pressure. Overall revenues increased by 13% and the strong new car sales and cost controls resulted in a much improved performance. In Australia, the new car market continued to grow marginally to new record levels. Our expansion of the Volkswagen network in Melbourne and Sydney has produced satisfactory results, while dealership renovation and end-of-model sales have held back the performance of our other dealerships.

Avis Rent-a-Car southern Africa had a solid performance – the season started quietly, but in the second quarter stronger than anticipated inbound and local demand resulted in the operation being unable to capitalise on all opportunities. Operating margins were under pressure, but good asset control and lower financing rates produced a sound improvement in profit before tax. In Scandinavia, the operations performed well despite the mild winter conditions adversely affecting demand in the replacement market. Fleet Services continued to grow its non-financed book. However, the combined effect of lower margins from financing and the used car market impacted financial performance.

Associate income now excludes Avis, but includes a strong performance from our DaimlerChrysler BEE joint venture in KwaZulu-Natal.

The outlook for the second half of the year is positive.

CEMENT & LIME

R million	Revenue 6 months ended 31 Mar 2005	Revenue 6 months ended 31 Mar 2004	Revenue Year ended 30 Sep 2004	Operating profit including fair value adjustments 6 months ended 31 Mar 2005	Operating profit including fair value adjustments 6 months ended 31 Mar 2004	Operating profit including fair value adjustments Year ended 30 Sep 2004	Net operating assets* 31 Mar 2005	Net operating assets* 30 Sept 2004
Southern Africa	**1 813**	1 630	3 440	**643**	516	1 172	**2 534**	2 499
Share of associate income after tax				**2**	5	11		

** Net operating assets include goodwill arising on PPC shares purchased by Barloworld.*

The results reflect the continued improvement in cement demand arising from the upswing in residential construction driven by low interest rates and the increased impetus of investment on infrastructural projects. Revenue improved 11% to R1,8 billion following increased South African cement sales volumes. Export volumes were lower, curtailed by the sustained strength of the rand, but the strong growth in the local market more than compensated for these reduced volumes.

Increased sales volumes, price adjustments, together with cost reductions and improved operational efficiencies, resulted in operating profit increasing by 25% to R643 million with all divisions reporting improved margins and profitability.

South African cement volumes increased by 10% over the comparable period last year with all provinces showing good growth, other than the Eastern Cape reflecting the anticipated tapering off of volumes supplied to the Ngqura harbour project. The Lime operation benefited from increased volumes due to good demand from customers in the local steel sector.

The PPC board has approved the R50 million recommissioning of the 550 000 ton per annum Jupiter plant in Germiston. This will provide the market with additional security of supply over the two and a half year construction and commissioning period of the proposed 1 million ton inland expansion project.

The renewed optimism in the construction industry, mainly driven by Government's commitment to increase infrastructural investment, together with buoyant economic forecasts and business confidence, will continue to positively influence cement demand. However cement growth may be tempered by shortages of other building materials and skills within the industry, but nonetheless is now expected to range between 8% and 10% for the financial year. The strong demand from local steel producers is likely to have a beneficial impact on lime sales volumes.

With the strong performance in the first half, and the positive outlook for demand, the division is expected to report increased operating results for the full year.

SEGMENTAL REVIEW CONTINUED

COATINGS

R million	Revenue 6 months ended 31 Mar 2005	31 Mar 2004	Year ended 30 Sep 2004	Operating profit including fair value adjustments 6 months ended 31 Mar 2005	31 Mar 2004	Year ended 30 Sep 2004	Net operating assets 31 Mar 2005	30 Sept 2004
Southern Africa	**809**	729	1 374	**151**	113	215	**504**	407
Australia and Asia	**471**	540	1 034	**(16)**	21	23	**284**	266
	1 280	1 269	2 408	**135**	134	238	**788**	673
Share of associate income after tax				**9**	13	27		

In southern Africa, the coatings business performed well and experienced good trading conditions, with the automotive segment in particular experiencing higher revenue and improved margins. The business remains well placed to take advantage of market conditions.

The results of the Australian business reflects the weak industry conditions experienced in lower retail sales, which declined 12%, and a de-stocking exercise by the largest customer, Bunnings. The trade market was weakened by lower building activity, which also served to increase competitive pressures. The business managed to improve market share slightly.

The outlook for coatings remains positive as continued strength in southern Africa and an improved performance in Australia should boost the second half result.

SCIENTIFIC

R million	Revenue 6 months ended 31 Mar 2005	31 Mar 2004	Year ended 30 Sep 2004	Operating profit including fair value adjustments 6 months ended 31 Mar 2005	31 Mar 2004	Year ended 30 Sep 2004	Net operating assets 31 Mar 2005	30 Sept 2004
Europe	**501**	521	928	**7**	18	40	**720**	734
North America	**178**	206	536	**(8)**	-	5	**369**	327
Asia	**70**	69	159	**3**	2	5	**92**	81
	749	796	1 623	**2**	20	50	**1 181**	1 142

The laboratory business in Europe was negatively affected by costs relating to the relocation of the Techne business and provisions for the closure of three warehouses. This consolidation of distribution within the laboratory group lays a solid foundation for the future. Large increases in the price of polystyrene raw material for plastic laboratory products also reduced margins in the first quarter.

In the US, a continued downturn in the semi-conductor market is negatively affecting the Melles Griot optics business, more than offsetting the reduction in fixed costs. However, sales of lasers, and particularly the new DPSS laser products, are showing good growth.

The scientific business is expected to make a higher profit contribution in the second half reflecting reduced restructuring provisions. An overall strategic analysis for the business is nearing completion and implementation has commenced.

STEEL TUBE

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
R million	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	30 Sept 2004
Southern Africa	**777**	819	1 739	**25**	16	52	**545**	480
Share of associate income after tax				**3**	3	8		

Improved efficiencies helped to improve margins in an environment where demand from the major sectors declined. The mining industry and export market continue to be depressed, but demand was stronger in other sectors of the market, particularly the automobile, retail and construction sectors. The stainless steel operation has been downsized as a result of the loss of the export market.

The outlook for the business in the second half is dependant on the international steel price cycle, which looks to have peaked. A drop in prices will impact negatively on the second half result.

CORPORATE AND OTHER

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
R million	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	30 Sept 2004
Southern Africa	**153**	134	312	**(2)**	(6)	(3)	**922**	832
Europe	**94**	244	500	**(49)**	(22)	(10)	**(11)**	85
	247	378	812	**(51)**	(28)	(13)	**911**	917

The corporate operations are primarily the corporate offices in South Africa and the United Kingdom, and include shared services such as treasury, risk management and information technology.

In Europe the drop in revenue is due to the sale of the Henry Cooke paper business last year. The operating loss, which includes a charge in respect of UK pension fund deficits of R28 million (1H'04: R35 million), has increased mainly due to lower favourable fair value adjustments on financial instruments and the absence of profit from the paper business.

The logistics businesses in Spain and South Africa continued to develop satisfactorily. In South Africa, a number of new contracts should contribute positively in the second half of the year as start up costs decline.

GROUP INCOME STATEMENT

R million	Notes	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	% change	Year ended 30 September 2004 Audited Restated
Revenue		**18 792**	17 532	7	36 673
Operating profit before goodwill amortisation		**1 545**	1 235	25	2 987
Goodwill amortisation			(55)		(148)
Operating profit	2	**1 545**	1 180	31	2 839
Fair value adjustments on financial instruments	3	**(45)**	(57)		(107)
Finance costs	4	**(213)**	(184)		(474)
Income from investments		**71**	103		259
Profit before exceptional items		**1 358**	1 042	30	2 517
Exceptional items	5	**15**	159		40
Profit before taxation		**1 373**	1 201		2 557
Taxation	6	**(401)**	(367)		(838)
STC on dividends paid		**(104)**	(60)		(52)
Profit after taxation		**868**	774	12	1 667
Income from associates and joint ventures		**24**	66		107
Net profit		**892**	840	6	1 774
Attributable to:					
Minority shareholders		**117**	101		258
Barloworld Limited shareholders		**775**	739	5	1 516
		892	840		1 774
Net profit per share* (cents)					
– basic		**375,8**	375,8	0	760,4
– fully diluted		**366,4**	366,9	0	742,4

** Refer note 1 for details of headline earnings per share calculation*

GROUP BALANCE SHEET

R million	Notes	31 March 2005 Reviewed	31 March 2004 Reviewed Restated	30 September 2004 Audited Restated
ASSETS				
Non-current assets		**14 024**	14 302	13 932
Property, plant and equipment		**7 774**	7 616	7 710
Other non-current assets	8	**1 147**	1 059	1 096
Goodwill and intangible assets		**2 736**	2 611	2 674
Investment in associates and joint ventures	9	**328**	185	319
Finance lease receivables		**1 542**	2 311	1 631
Deferred tax assets		**497**	520	502
Current assets		**14 119**	14 526	13 896
Inventories		**5 102**	5 085	5 134
Vehicle rental fleet		**2 163**	1 881	2 006
Trade and other receivables		**5 854**	5 923	5 313
Cash and cash equivalents		**1 000**	1 637	1 443
Total assets		**28 143**	28 828	27 828
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium		**1 385**	1 091	1 209
Other reserves		**1 982**	1 616	1 957
Retained income		**8 196**	7 547	7 979
Equity portion of convertible bond			30	
Interest of shareholders of Barloworld Limited		**11 563**	10 284	11 145
Minority interest		**497**	637	720
Interest of all shareholders		**12 060**	10 921	11 865
Non-current liabilities		**6 402**	5 319	6 885
Interest-bearing		**4 604**	3 750	4 871
Deferred tax liabilities		**810**	671	800
Non-interest bearing		**988**	898	1 214
Current liabilities		**9 681**	12 588	9 078
Amounts due to bankers and short-term loans		**3 883**	6 377	2 839
Convertible bond			100	
Taxation		**451**	507	468
Trade and other payables		**4 855**	4 942	5 272
Provisions		**492**	662	499
Total equity and liabilities		**28 143**	28 828	27 828

SUMMARISED GROUP CASH FLOW STATEMENT

R million	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
Cash flow from operating activities			
Operating cash flows before movements in working capital	**2 414**	1 976	4 457
Increase in working capital	**(948)**	(504)	(206)
Cash generated from operations	**1 466**	1 472	4 251
Realised fair value adjustments on financial instruments	**(27)**	(15)	(52)
Finance costs and investment income	**(120)**	(106)	(172)
Taxation paid	**(506)**	(448)	(874)
Cash flow from operations	**813**	903	3 153
Dividends paid (including outside shareholders)	**(883)**	(596)	(871)
Net cash (used in)/from operating activities	**(70)**	307	2 282
Net cash applied to investing activities	**(1 324)**	(2 255)	(2 124)
Acquisition of subsidiaries and investments	**(254)**	(1 525)	(1 555)
Acquisition of property, plant and equipment	**(660)**	(291)	(899)
Investment in rental assets	**(441)**	(315)	(1 425)
Investment in car hire vehicles	**(157)**		(138)
Reduction/(investment) in instalment sale and leasing receivables	**4**	(308)	(608)
Proceeds on disposal of subsidiaries, investments and property, plant and equipment	**184**	184	2 501
Net cash (outflow)/inflow before financing activities	**(1 394)**	(1 948)	158
Net cash available from financing activities	**947**	2 066	(258)
Ordinary shares issued	**176**	10	13
Increase in interest-bearing liabilities	**771**	2 056	(271)
Net (decrease)/increase in cash and cash equivalents	**(447)**	118	(100)
Cash and cash equivalents at beginning of period	**1 443**	1 547	1 547
Effect of foreign exchange rate movements	**4**	(28)	(4)
Cash and cash equivalents at end of period	**1 000**	1 637	1 443

GROUP SALIENT FEATURES

	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
Number of ordinary shares in issue, net of buyback (000)	**208 221**	202 274	203 802
Net asset value per share including investments at market value (cents)	**5 455**	5 123	5 360
Total liabilities to total shareholders' funds (%)	**126,6**	157,8	127,8
Total borrowings to total shareholders' funds (%)			
- Trading segment	**28,9**	34,4	21,0
- Total group	**70,4**	93,6	65,0
Interest cover (times)			
- Trading segment	**10,3**	6,8	7,6
- Total group	**5,5**	4,7	4,5

STATEMENT OF CHANGES IN EQUITY

R million	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
Interest of all shareholders			
Balance at the beginning of the period	**11 865**	10 436	10 436
Adjustment to opening balance for changes in accounting policy		(8)	(8)
Net movements not recognised through the income statement	**(28)**	148	547
(Decrease)/increase in minority interest	**(223)**	(71)	12
Shares issued in the current period	**176**	382	467
Movement on foreign currency translation reserve	**3**	(221)	(158)
Other reserve movements	**16**	58	226
Net movements recognised through the income statement	**223**	345	890
Net profit for the period	**775**	739	1 516
Dividends on ordinary shares	**(552)**	(394)	(626)
Balance at the end of the period	**12 060**	10 921	11 865

SEGMENTAL SUMMARY

R million	Revenue			Operating profit before goodwill amortisation		
	6 months ended		Year ended	6 months ended		Year ended
	31 Mar 2005	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	31 Mar 2004	30 Sep 2004
Equipment	**4 922**	4 928	10 236	**456**	476	1 030
Industrial distribution	**3 019**	3 247	6 673	**65**	69	176
Motor	**5 985**	4 465	9 742	**271**	53	299
Cement & lime	**1 813**	1 630	3 440	**647**	517	1 172
Coatings	**1 280**	1 269	2 408	**134**	138	243
Scientific	**749**	796	1 623	**2**	21	50
Steel tube	**777**	819	1 739	**23**	1	46
Corporate and other	**247**	378	812	**(53)**	(40)	(29)
	18 792	17 532	36 673	**1 545**	1 235	2 987

Comparative numbers have been restated as per note 14.

Fair value adjustments on financial instruments			Operating profit including fair value adjustments			Net operating assets	
6 months ended		Year ended	6 months ended		Year ended		
31 Mar 2005	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	31 Mar 2004	30 Sep 2004	**31 Mar 2005**	30 Sep 2004
(42)	(77)	(121)	**414**	399	909	**4 319**	3 933
–	–	–	**65**	69	176	**4 200**	4 044
(4)	(1)	(3)	**267**	52	296	**5 790**	5 163
(4)	(1)	–	**643**	516	1 172	**2 534**	2 499
1	(4)	(5)	**135**	134	238	**788**	673
–	(1)	–	**2**	20	50	**1 181**	1 142
2	15	6	**25**	16	52	**545**	480
2	12	16	**(51)**	(28)	(13)	**911**	917
(45)	(57)	(107)	**1 500**	1 178	2 880	**20 268**	18 851

NOTES

R million	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
1. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS			
Net profit attributable to Barloworld shareholders	775	739	1 516
Profit on disposal of properties, investments and subsidiaries	(24)	(64)	(108)
Impairment of assets	9	5	108
Goodwill amortisation		55	148
Realisation of translation reserves on liquidation of offshore subsidiary			57
Interest in associate goodwill amortisation		6	6
Loss/(profit) on sale of plant and equipment excluding rental assets	3	(3)	(15)
Taxation on exceptional items	2	(3)	(7)
Attributable exceptional items of associates (impairment losses)			3
Interest of outside shareholders in exceptional items	3		
Headline earnings	768	735	1 708
Weighted average number of ordinary shares in issue during the period (000)			
– basic	206 249	196 628	199 375
– fully diluted	211 501	203 073	204 212
Headline earnings per share (cents)			
– basic	372,4	373,8	856,7
– fully diluted	363,1	364,9	836,4
2. OPERATING PROFIT			
Included in operating profit are:			
Cost of sales	13 781	13 891	28 472
Depreciation	885	614	1 545
Charge in respect of UK pension fund deficit	28	35	70
Profit on sale of rental assets	72	6	115
(Loss)/profit on sale of other plant and equipment	(3)	3	15
3. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
(Losses)/gains arising from:			
Forward exchange contracts and other financial instruments	(55)	(62)	(85)
Translation of foreign currency monetary items	10	5	(22)
	(45)	(57)	(107)
4. FINANCE COSTS			
Total finance cost	(300)	(294)	(764)
Less: Leasing interest classified as cost of sales	87	110	290
	(213)	(184)	(474)

R million	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
5. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	**24**	64	108
Impairment of assets including share of associates' impairment losses	**(9)**	(5)	(111)
Reversal of provision for closure of pension fund		100	100
Realisation of translation reserve on liquidation of offshore subsidiary			(57)
Exceptional profits	**15**	159	40
Taxation on exceptional items	**(2)**	(27)	(23)
Interest of outside shareholders	**(3)**		
Net exceptional profits	**10**	132	17
6. TAXATION			
Taxation per income statement	**401**	367	838
Prior year taxation excluding exceptionals	**(2)**		6
Taxation on exceptional items excluding prior year	**(2)**	(27)	(23)
Taxation on profit before STC and exceptional items	**397**	340	821
Profit before exceptional items	**1 358**	1 042	2 517
Goodwill amortisation		55	148
Profit before exceptional items and dividends received	**1 358**	1 097	2 665
Effective taxation rate excluding exceptional items, prior year tax and dividends received (%):			
– excluding STC	**29,2%**	31,0%	30,8%
– including STC	**36,9%**	36,5%	32,8%
7. ORDINARY DIVIDENDS			
Ordinary dividends per share (cents)	**130**	115	380

NOTES CONTINUED

R million	Reviewed Six months ended 31 March 2005 Market value/ Directors' valuation	Reviewed Six months ended 31 March 2005 Book value	Reviewed Six months ended 31 March 2004 Market value/ Directors' valuation Restated	Reviewed Six months ended 31 March 2004 Book value Restated	Audited Year ended 30 September 2004 Market value/ Directors' valuation Restated	Audited Year ended 30 September 2004 Book value Restated
8. OTHER NON-CURRENT ASSETS						
Listed investments	**8**	**8**	8	8	8	8
Unlisted investments	**346**	**346**	294	294	48	48
Investment in Portland Holdings Limited	**302**	**302**	322	322	315	315
	656	**656**	624	624	371	371
Other non-current assets		**491**		435		725
		1 147		1 059		1 096
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	**297**	**133**	176	110	237	125
Unlisted associates	**155**	**72**	201	86	193	96
	452	**205**	377	196	430	221
Loans and advances		**123**		(11)		98
		328		185		319

R million	Six months ended 31 March 2005 Reviewed	Six months ended 31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
10. CAPITAL EXPENDITURE	**1 101**	606	2 324
Rental assets	**441**	315	1 425
Other	**660**	291	899
11. COMMITMENTS			
Capital commitments to be incurred	**604**	578	680
Contracted	**423**	379	455
Approved	**181**	199	225
Operating lease commitments	**1 048**	1 503	1 992

R million	Six months ended 31 March 2005 Reviewed	31 March 2004 Reviewed Restated	Year ended 30 September 2004 Audited Restated
12. CONTINGENT LIABILITIES			
Guarantees and claims	**266**	99	194
Buyback and repurchase commitments	**709**	283	222
Share of buyback and repurchase commitments of joint ventures	**24**		

13. BASIS OF PREPARATION

The interim financial results have been prepared in accordance with IAS34 as well as AC127 (Interim Financial Reporting) and are in accordance with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice.

The accounting policies used to prepare the interim financial statements are consistent with the 2004 annual financial statements except for the adoption of the following revised or new stardards:

- IAS16 Property, Plant and Equipment
- IAS36 Impairment of Assets
- IAS38 Intangible Assets
- IFRS3 Business Combinations
- IFRS4 Insurance Contracts
- IFRIC1 Changes in Decommissioning, Restoration and Similar Liabilities

With the adoption of IFRS3 Business Combinations, the amortisation of goodwill has ceased with effect from the beginning of the current financial year. The adoption of the rest of the abovementioned standards has not had a material impact on the group's results.

14. COMPARATIVE INFORMATION

Comparative information has been restated for the effects of adopting IAS16 Property, Plant and Equipment (Revised) and IFRIC Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. March 2004 has been restated for the effects of IAS21 Effects of Changes in Foreign Exchange Rates (Revised), which was already adopted in the results for the year ended 30 September 2004.

14. COMPARATIVE INFORMATION (CONTINUED)

The aggregate effect of the above restatements is as follows:

R million	Previously stated	Adjustment	Restated
Retained profit – 2003	**10 436**	**(8)**	**10 428**
FOR THE SIX MONTHS ENDED 31 MARCH 2004			
Profit before taxation	1 207	(6)	1 201
Taxation	428	(1)	427
Net profit after taxation	779	(5)	774
Shareholders' interest	10 818	103	10 921
Property, plant and equipment	7 632	(16)	7 616
Goodwill and intangible assets	2 499	112	2 611
Deferred tax assets	517	3	520
Deferred tax liabilities	675	(4)	671

The effect thereof was to reduce headline earnings per share by 0,5 cents.

R million	Previously stated	Adjustment	Restated
FOR THE YEAR ENDED 30 SEPTEMBER 2004			
Profit before taxation	2 560	(3)	2 557
Taxation	891	(1)	890
Net profit after taxation	1 669	(2)	1 667
Shareholders' interest	11 875	(10)	11 865
Property, plant and equipment	7 728	(18)	7 710
Deferred tax assets	498	4	502
Deferred tax liabilities	803	(3)	800
Non-interest-bearing non-current liabilities	1 215	(1)	1 214

The effect thereof was to reduce headline earnings per share by 0,5 cents.

15. PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited have in terms of the exclusion contained in IAS27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries) not been consolidated into the group results as at 31 March 2005 as was the case in the prior period.

16. AUDITOR'S REVIEW

Deloitte & Touche has reviewed these interim results. The unqualified review opinion is available for inspection at the company's registered office.

DIVIDEND DECLARATION

Notice is hereby given that an interim ordinary dividend (No. 152) of 130 cents per ordinary share (2004: 115 cents per ordinary share) has been declared by the directors for the half-year ended 31 March 2005. In compliance with the requirements of the electronic settlement system of the JSE Securities Exchange South Africa, the following dates are applicable:

Last day to trade "Cum" dividend	3 June 2005
Shares trade "Ex" dividend	6 June 2005
Record date	10 June 2005
Payment date	13 June 2005

Share certificates may not be dematerialised or rematerialised between 6 June 2005 and 10 June 2005, both days inclusive.

On behalf of the Board

MJ Barnett
Secretary

DIRECTORS

Independent: WAM Clewlow (Chairman), MJ Levett, DB Ntsebeza, LA Tager, G Rodriquez de Castro de los Rios***, EP Theron, RC Tomkinson*, SAM Baqwa

Non-executive: SB Pfeiffer**

Executive: AJ Phillips (Chief Executive)*, PJ Blackbeard, MD Coward, LS Day*, BP Diamond, JE Gomersall*, AJ Lamprecht, M Laubscher, PM Surgey, CB Thomson

**British **American ***Spanish*

ADDRESSES

REGISTERED OFFICE AND BUSINESS ADDRESS

Barloworld Limited
180 Katherine Street
PO Box 782248
Sandton, 2146
South Africa

Phone: +27 11 445 1000
E-mail: invest@barloworld.com

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, England

Phone: +44 190 350 2541

TRANSFER SECRETARIES

Ultra Registrars (Pty) Limited
Physical address:
5th Floor
11 Diagonal Street
Johannesburg, 2000
South Africa

Postal address:
PO Box 4844
Johannesburg, 2000
South Africa

Phone: +27 11 834 2266
E-mail: info@ultrareg.co.za

www.barloworld.com

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Barloworld Limited - Directors dealing in securiti 1 Apr 2005

Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(`Barloworld`)
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Steven B Pfeiffer
Company:	Barloworld Ltd
Date of Transaction:	30 March 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	1,000 ordinary shares
Price per share	R 101.92
Total value:	R 101,920.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr AJ Phillips CEO of Barloworld Ltd

1 April 2005
Date: 01/04/2005 10:01:03 AM
Produced by the JSE SENS Department

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Barloworld - Preference Dividend No. 138 1 Apr 2005

RECEIVED
2006 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Barloworld - Preference Dividend No. 138
Barloworld Limited
(Incorporated in the Republic of South Africa).
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(`Barloworld`)
PREFERENCE DIVIDEND NO. 138
Notice is hereby given that preference dividend no. 138 at the rate of 6% per annum for the half-year ended 31 March 2005 (being 6 cents per share) has been declared to all preference shareholders.
The salient dates for the preference dividend are as follows:

Last day to trade preference shares `cum` dividend	Friday, 15 April 2005
Preference shares trade `ex` dividend	Monday, 18 April 2005
Record date	Friday, 22 April 2005
Payment date	Monday, 25 April 2005

Share certificates may not be dematerialised or rematerialised between Monday, 18 April 2005 and Friday, 22 April 2005, both days inclusive.
By order of the Board
M J Barnett Sandton
Secretary 1 April 2005
Barloworld Limited
Registration number 1918/000095/06
Barloworld Corporate Office
180 Katherine Street, Sandton,
PO Box 782248, Sandton 2146, South Africa.
Telephone +27 11 445 1000 Facsimile +27 11 444 4170
www.barloworld.com
Transfer secretaries:
Ultra Registrars (Pty) Ltd,
11 Diagonal Street,
PO Box 4844, Johannesburg 2000, South Africa
Directors:
W A M Clewlow (Chairman), A J Phillips (Chief Executive)*, P J Blackbeard, Sam Baqwa, M D Coward, L S Day*, B P Diamond, J E Gomersall*, A J Lamprecht, M J Levett, D B Ntsebeza, S B Pfeiffer**, G Rodriguez De Castro De Los Rios***, P M Surgey, L A Tager, E P Theron, C B Thomson, R C Tomkinson*.
*British **American
***Spanish
Secretary: M J Barnett
Date: 01/04/2005 10:08:33 AM
Produced by the JSE SENS Department

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Barloworld - Preference Dividend **1 Apr 2005**


```
Barloworld - Preference Dividend
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(JSE Share code: BAW)
(ISIN: ZAE000026639)
(JSE Share code: BAWP)
(ISIN: ZAE000026647)
(`Barloworld`)
Preference Dividend
With reference to the announcement released on SENS earlier today, please note
that the JSE code is BAWP and ISIN is ZAE000026647
ends
Date: 01/04/2005 11:21:01 AM
```

Produced by the JSE SENS Department

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Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

COPY
Lindsay M Reid
6 - APR 2004

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 24 March 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 March 2005

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248

SANDTON

2146

TO BE COLLECTED

Agent Code RAW

Date of receipt by Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2005 -04- 07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office

Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				227 296 071	ORD	0.05	11 364 803.55
Total		Total		Total		Total	12 114 803.55

Summary of issued capital prior to allotment:

Amount of issued paid-up capital .... R 12 114 803.55

Stated capital .... R

Premium account .... R 1 409 583 711.66

Total issued capital .... R 1 421 698 515.21

.. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				16 251	ORD	0.05	*	593 227.20
					ORD	0.05		
					ORD	0.05		
Total		Total		Total 16 251		Total		593227.20

*36.4540428281

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
umber of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Class of shares allotted
SEE ATTACHED SCHEDULE			

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2005 -04- 07
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				227 312 322	ORD	0.05	-	1 410 176126.31	11 365 616.10
Total		Total		Total			Total		12 115 616.10

Summary of total issued capital as at the date of this return: *6.20369416801

Amount of issued paid-up capital .... R 12 115 616.10

Stated capital .... R

Premium account .... R 1 410 176 126.31

tal issued capital .... R 1 422 291 742.41

Certified correct

Date 5 - APR 2004 Signature ______________________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2005 -04- 07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM.
	24-Mar-05	Dearling T	41.00	7,500	375.00	-	375.00	307,125.00	307,500.00
	24-Mar-05	Dearling T	23.25	3,750	187.50	-	187.50	87,000.00	87,187.50
	24-Mar-05	Dearling T	36.70	3,334	166.70	-	166.70	122,191.10	122,357.80
	24-Mar-05	Dearling T	45.70	1,667	83.35	-	83.35	76,098.55	76,181.90
SUB TOTAL				16,251	812.55	0.00	812.55	592,414.65	593,227.20
Adjustment to Share Premium									0.00
Balance b/f				227,296,071	11,364,803.55	750,000.00	12,114,803.55	1,409,583,711.66	1,421,698,515.21
TOTAL				**227,312,322**	**11,365,616.10**	**750,000.00**	**12,115,616.10**	**1,410,176,126.31**	**1,422,291,742.41**

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2005 -04- 07
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

shares.wk1

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APPOINTMENT OF COMPANY SECRETARY 22 Apr 2005

Barloworld - Appointment Of Company Secretary
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1918/000095/06)
JSE Codes : BAW and BAWP
ISIN Codes : ZAE000026639 and ZAE000026647
(Barloworld)
APPOINTMENT OF COMPANY SECRETARY
In accordance with section 3.59 of the JSE Securities Exchange Listing Requirements, the Board of directors of Barloworld are pleased to announce the appointment of Mr Sibani Mngomezulu to succeed Mr Michael Barnett as Company Secretary on his retirement on 30 June 2005.
Sandton
22 April 2005
Sponsor
JP Morgan Equities
Date: 22/04/2005 01:08:27 PM
Produced by the JSE SENS Department

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Barloworld - Appointment of Director **10 May 2005**

Barloworld - Appointment of Director
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
ISIN: ZAE000026639
Share code: BAWP
ISIN: ZAE000026647
(`Barloworld`)
Appointment of Director
In accordance with section 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, Mr M Laubscher (45) has been appointed as an executive director of Barloworld Limited with effect from 9 May 2005.
Sandton
9 May 2005
Sponsor
JP Morgan Equities Limited

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Results for the six months ended 31 March 2005 **11 May 2005**

Barloworld Limited - Reviewed interim results for the six months ended 31 March 2005

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
(`Barloworld`)

Reviewed interim results for the six months ended 31 March 2005

- Excellent operating performance
- Growth in southern Africa: revenues up 7% to R18 792 million (1H`04: R17 532 million)
- Operating profits before goodwill up 25% to R1 545 million (1H`04: R1 235 million)
- Operating margin rises to 8.2% (1H`04: 7.0%)
- Strong operating cash flows of R1 466 million (1H`04: R1 472 million)
- Headline earnings per share 372 cents (1H`04: 374 cents) impacted by non-recurrence of pension provision write back in 2004
- STC on higher PPC special dividend increase in weighted average shares in issue
- Dividend increased 13% to 130 cents per share

Tony Phillips, CEO of Barloworld, said:

`Our operating result has benefited from our Value Based Management approach to doing business and a particularly strong performance in southern Africa. The outlook is favourable and we look forward to reporting continued strength in the southern African and Iberian regions and improving contributions from our operations in the United States and the United Kingdom. Overall we expect to report further progress for the full year.`

11 May 2005

Enquiries

Barloworld Limited: Rowan Goeller Tel +27 11 445 1300, e-mail rowang@barloworld.com

For background information visit www.barloworld.com

Chairman`s and Chief Executive`s Report

An excellent operating performance

Revenues grew 7% in stronger trading environments. Operating profit before goodwill rose 25%, boosted by the inclusion of 100% of Avis in the first half, and by improvements in the quality of our business through our philosophy of Value Based Management. The group operating margin increased from 7.0% to 8.2% for the period under review. Our businesses within southern Africa accounted for 83% of total operating profit after fair value adjustments (1H`04: 71%). Headline earnings per share of 372 cents (1H`04: 374 cents) were impacted by the non-recurrence of an exceptional pension fund closure provision write back in the prior period, higher STC charges due to the PPC special dividend and an increased number of shares in issue. A 13% increase in the interim dividend to 130 cents was declared, reflecting the strength of the cash flows and the underlying operating performance of the company.

Aided by healthy consumer spend, lower interest rates and growth in infrastructure investment, the southern African operations experienced good growth. The equipment business performed well on the back of improved internal efficiencies and the better outcome managing financial instruments. The strength of cement demand in South Africa resulted in a higher profit contribution from PPC and our motor business benefited from continued high new vehicle sales and the acquisition of Avis. The coatings division also improved its margins.

The Iberian equipment business continued its high activity levels, largely maintaining revenue and profit in local currency terms. The industrial distribution division produced a good result in the US handling operations, and the changed senior management at Truck Center are starting to impact positively on the business. Handling UK was impacted by lower sales and restructuring costs. The scientific division was negatively affected by provisions for site rationalisations which will benefit results in the future. Market conditions in Australia remained difficult for the coatings business, but the motor operations posted an improved performance.

Strategic focus unchanged

We continually improve the quality of our existing operations with the goal of

generating strong cash flows and sustainable higher margins and profits. From this foundation our growth strategy remains to expand both organically and through incremental acquisitions as we work to create a growing global organisation producing value for all stakeholders. In the period under review our energies were concentrated on maximising the benefits of the Avis acquisition. In addition, we invested R124m in new acquisitions, notably in coatings and industrial distribution.

Black Economic Empowerment (BEE)

A key to South Africa`s future is that all South Africans participate fully in every aspect of the economy. Our focus is to ensure that whatever we do in this area creates long term sustainable value for all our stakeholders. As part of this systematic structured approach, in November 2004 Barloworld published a formal BEE policy. The full details appear in our 2004 annual report. It is our intention to ensure our South African business units achieve a minimum of 65% in terms of the balanced scorecard of the Department of Trade and Industry to enable Barloworld to be classified as a good contributor to BEE. A detailed assessment of our BEE performance will be incorporated in our annual report but in the interim we can report satisfactory progress in all areas.

Board and Management changes

Mr M. (Martin) Laubscher, CEO of Barloworld Motor, was appointed to the board as an executive director on 9 May 2005. As previously announced, in February 2005 Mr S.A.M. (Selby) Baqwa was appointed as an independent non-executive director. Mr Baqwa was admitted as an attorney of the Supreme Court of South Africa in 1976 and was called to the Bar in 1988. In 1995 he was appointed as the Public Protector of the Republic of South Africa. Both of these new directors will make valuable contributions to the board.

Mr S. (Sibani) Mngomezulu was appointed company secretary designate on 1 May 2005. He will succeed Mr M.J. (Mike) Barnett, who retires on 30 June 2005.

Good prospects for the full year

In southern Africa demand for cement, motor vehicles and coatings remains strong and we expect further progress across all these sectors. The southern African equipment division is also expected to continue its good performance, with a strong order book.

With regards to the general South African economy, the recent Reserve Bank decision to cut interest rates is a positive contribution to improved competitiveness in the global environment and therefore higher growth rates. The group is well positioned to benefit from a sustained increase in public and private infrastructural spend in the region.

Trading conditions are expected to remain positive in Iberia. Order books remain strong.

With strong order books at the end of the reported period, the handling businesses in the UK and the US are expected to post an improved second half. Our US Freightliner dealerships should benefit from the recent management changes which have resulted in an intensive focus on costs.

The scientific business is expected to make a higher profit contribution in the second half as the restructurings start to deliver improved results. An overall strategic analysis is nearing completion and is expected to lead to further changes in the business.

A key uncertainty for the short term remains currency volatility. A strong rand will continue to affect earnings through lower export volumes and/or margins, the translation impact on offshore profits and fair value adjustments on financial instruments. This remains difficult to forecast.

Against this background we anticipate a continued strong operating performance in South Africa in the second half. With the southern African and Iberian operations performing well, we look forward to a recovery from the other international operations. Overall we remain positive regarding the financial year to September 2005.

WAM Clewlow	AJ Phillips
Chairman	Chief Executive Officer

GROUP FINANCIAL REVIEW

Revenues increased by 7% to R18.8 billion with the majority of the growth coming from southern Africa, boosted by strong cement and new vehicle sales and the benefits of 100% of Avis which was acquired on 29 March 2004.

Operating profit before goodwill amortisation rose by 25% to R1 545 million. The trend of increasing profit margins continued with the group margin rising to 8.2% (1H`04: 7.0%).

Following the adoption of IFRS 3 (Business Combinations) in the current accounting period, goodwill is no longer amortised but is subject to annual impairment testing. No significant goodwill impairments were required in the period under review.

The lower volatility of the rand against the US dollar in the six months

contributed to a reduction in the charge for fair value adjustments on financial instruments to R45 million (1H`04: R57 million).
Increased finance costs of R213 million (1H`04: R184 million) were mainly attributable to the acquisition of Avis last year.
Income from investments declined due to lower interest received following the sale of the Equipment leasing business at the end of the previous financial year.
The taxation charge (before STC) of R401 million represents an effective tax rate of 29.2% (1H`04: 31%), excluding prior year taxation and taxation on exceptional items. The decline is largely driven by the increased proportion of profit earned in lower taxed regions and the reduction in the South African normal taxation rate from 30% to 29%. The increase in the STC charge to R104 million is mainly attributable to the significantly higher special dividend paid by PPC in January 2005.
Headline earnings per share at 372 cents is in line with the prior period and does not reflect the strong underlying operating performance, mainly due to:

- the prior period earnings benefiting from the R100 million (R70 million after tax) reversal of a pension fund closure provision;
- the increased STC charge on the higher PPC special dividend; and
- a higher number of shares in issue following the Avis acquisition and the exercise of share options.

Total assets employed in the business of R28.1 billion are marginally up on September 2004 (R27.8 billion).
Interest bearing debt of R8 487 million represents a group debt-to-equity ratio of 70% (September 2004: 65%). The group remains within its target gearing ranges for its Trading, Leasing and Car Rental segments.
Interest cover has improved from 4.5 times for the full 2004 financial year to 5.5 times in the six months under review.
Cash generated from operations remained strong at R1 466 million (1H`04: R1 472 million). Net cash applied to investing activities of R1 324 million includes the acquisition of businesses for R124 million; property, plant and equipment for R660 million; and further investment of R598 million in rental assets and hire vehicles.
CB Thomson
Finance Director
Dividend Declaration
Notice is hereby given that an interim ordinary dividend (No. 152) of 130 cents per ordinary share (2004: 115 cents per ordinary share) has been declared by the directors for the half-year ended 31 March 2005. In compliance with the requirements of the electronic settlement system of the JSE Securities Exchange South Africa, the following dates are applicable:

Last day to trade `Cum` dividend	Friday, 3 June 2005
Shares trade `Ex` dividend	Monday, 6 June 2005
Record date	Friday, 10 June 2005
Payment date	Monday, 13 June 2005

Share certificates may not be dematerialised or rematerialised between Monday, 6 June 2005 and Friday, 10 June 2005, b

[Close]

Barloworld - Directors Dealing In Securities 16 May 2005

Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
ISIN: ZAE000026639
Share code: BAWP
ISIN: ZAE000026647
(`Barloworld`)
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Anthony John Phillips
Company:	Barloworld Ltd
Date of Transaction:	13 May 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	13,400 ordinary shares
Price per share	R 23.25
Total value:	R 311,550.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr
WAM Clewlow	
	Chairman of Barloworld Ltd
Director:	Anthony John Phillips
Company:	Barloworld Ltd
Date of Transaction:	13 May 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	33,333 ordinary shares
Price per share	R 36.70
Total value:	R 1,223,321.10
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd
Director:	Anthony John Phillips
Company:	Barloworld Ltd
Date of Transaction:	13 May 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	13,333 ordinary shares
Price per share	R 45.70
Total value:	R 609,318.10
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd

16 May 2005
Date: 16/05/2005 01:54:51 PM
Produced by the JSE SENS Department

[Close]

[Close]

Barloworld Limited - Directors Dealing In Securiti **16 May 2005**

RECEIVED
2006 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
ISIN: ZAE000026639
Share code: BAWP
ISIN: ZAE000026647
(`Barloworld`)

In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Peter Montagu Surgey
Company:	Barloworld Ltd
Date of Transaction:	13 May 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	30,000 ordinary shares
Price per share	R 23.25
Total value:	R 697,500.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips CEO of Barloworld Ltd

16 May 2005
Date: 16/05/2005 02:50:01 PM
Produced by the JSE SENS Department

[Close]

CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1918/000095/06

BARLOWORLD LIMITED
P O BOX 782248
SANDTON

2146

COPY
Lindsay M Reid

Opgawe van besonderhede soos op/
Return of Particulars as at 19 MAY 2005

Verklaring / Statement

AND OF CLOSE CORPORA...

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, M.J. BARNETT
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed ______________________________

Datum:
Date: 19 MAY 2005

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	BAQWA
2. Volle voorname/Full forenames	SELBY ALAN MASIBONGE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 1 0 5 0 4 5 5 8 3 0 8 7
5 (a) Datum van aanstelling/Date of appointment	21 January 2005
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	426 MENDELSOHN STREET WATERKLOOF GLEN PRETORIA 0001
7. Besigheidadres/Business address	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8. Posadres/Postal address	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	ADVOCATE
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	New Appointment - 21 January 2005

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.	LAUBSCHER
2.	MARTIN
3.	
4. Jaar Maand Dag / Year Month Day	6 0 0 1 3 0 5 0 1 6 0 8 3
5. (a)	9 May 2005
(b)	Director
6.	24 WALDORF DRIVE CENTURION RES.ESTATE & COUNTRY CLUB CENTURION
7.	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.	P O BOX 56511 HIGHVELD 1 0169
9.	SOUTH AFRICAN
10.	CEO
11.	Yes
12.	New Appointment - 9 May 2005

1.	BLACKBEARD
2.	PETER JOHN
3.	
4. Jaar Maand Dag / Year Month Day	5 7 0 5 1 1 5 0 9 1 0 8 3
5. (a)	10 May 2004
(b)	Director
6.	4 WOODLEA, HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 8WH UNITED KINGDOM
7.	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8.	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9.	SOUTH AFRICAN
10.	ENGINEER
11.	Yes
12.	No Change

1.	CLEWLOW
2.	WARREN ALEXANDER MORTEN
3.	
4. Jaar Maand Dag / Year Month Day	3 6 0 7 1 1 3 5 0 6 5 0 8 3
5. (a)	12 November 1974
(b)	Director
6.	339 BEVERLEY ESTATE LONEHILL 2062
7.	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.	P O BOX 782248 SANDTON 2146
9.	SOUTH AFRICAN
10.	DIRECTOR OF COMPANIES
11.	Yes
12.	No Change

1.	COWARD
2.	MICHAEL DOUGLAS
3.	
4. Jaar Maand Dag / Year Month Day	5 3 0 4 2 7 5 0 1 0 0 8 1
5. (a)	21 August 1995
(b)	Director
6.	3 SHORT STREET BRYANSTON 2021
7.	16 QUALITY ROAD ISANDO 1601
8.	P O BOX 263 ISANDO 1600
9.	SOUTH AFRICAN
10.	MANAGING DIRECTOR
11.	Yes
12.	No Change

1.	DAY
2.	LESTER STUART
3.	
4. Jaar Maand Dag / Year Month Day	4 6 1 0 0 8 5 0 5 9 1 0 5
5. (a)	1 October 1998
(b)	Director
6.	33 VICTORIA STREET OAKLANDS JOHANNESBURG 2192
7.	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.	P O BOX 782248 SANDTON 2146
9.	BRITISH
10.	CHIEF EXECUTIVE OFFICER
11.	Yes
12.	No Change

1.	DIAMOND
2.	BRANDON PETER
3.	
4. Jaar Maand Dag / Year Month Day	5 1 0 4 0 1 5 0 6 6 0 8 2
5. (a)	19 November 2001
(b)	Director
6.	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7.	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.	P O BOX 2031 RIVONIA 2128
9.	SOUTH AFRICAN
10.	CHIEF EXECUTIVE OFFICER
11.	Yes
12.	No Change

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 6 | 0 | 9 | 0 | 8 | 5 | 1 | 1 | 9 | 1 | 8 | 2
5.:(a)	17 October 1989
5.:(b)	Director
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 | 2 | 0 | 9 | 1 | 9 | 5 | 1 | 2 | 6 | 0 | 8 | 3
5.:(a)	15 December 1993
5.:(b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	LEVETT
2.:	MICHAEL JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 | 9 | 0 | 6 | 0 | 6 | 5 | 0 | 3 | 1 | 0 | 0 | 2
5.:(a)	15 November 1995
5.:(b)	Director
6.:	FLAT 20 CONNAUGHT HOUSE DAVIES STREET MAYFAIR LONDON
7.:	OLD MUTUAL MUTUAL PARK JAN SMUTS AVENUE PINELANDS 7405
8.:	P O BOX 66 CAPE TOWN 8000
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - SA MUTUAL LIFE ASS
11.:	Yes
12.:	No Change

1.:	NTSEBEZA
2.:	DUMISA BUHLE
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 9 | 1 | 0 | 3 | 1 | 5 | 1 | 2 | 1 | 0 | 8 | 3
5.:(a)	18 May 1999
5.:(b)	Director
6.:	2 SILVERDALE PINELANDS CAPE TOWN 7405
7.:	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.:	718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.:	SOUTH AFRICAN
10.:	JUDGE
11.:	Yes
12.:	No Change

1.:	PFEIFFER
2.:	STEVEN BERNARD
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 7 | 0 | 1 | 1 | 9
5.:(a)	27 August 2001
5.:(b)	Director
6.:	301 NO. VIEW TERRACE ALEXANDRIA VA USA - 22301
7.:	FULBRIGHT & JAWORSKI LLP 301 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.:	801 PENNSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.:	AMERICAN (470119 - USA)
10.:	ATTORNEY
11.:	No
12.:	No Change

1.:	PHILLIPS
2.:	ANTHONY JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 6 | 0 | 6 | 0 | 6 | 5 | 0 | 2 | 8 | 0 | 8 | 6
5.:(a)	21 August 1995
5.:(b)	Director
6.:	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	BRITISH
10.:	Chief Executive Officer
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	RODRIGUEZ DE CASTRO GARCIA DE LO
2.:	GONZALO
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 2 | 0 | 7 | 2 | 7 | | | | | | |
5.: (a)	30 January 2004
5.: (b)	Director
6.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
7.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
8.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
9.:	SPANISH (420727SPAIN)
10.:	BUSINESSMAN
11.:	No
	No Change

1.:	SURGEY
2.:	PETER MONTAGU
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 | 4 | 1 | 2 | 0 | 2 | 5 | 7 | 0 | 7 | 0 | 8 | 6 |
5.: (a)	21 August 1995
5.: (b)	Director
6.:	58 BOUNDARY LANE SANDHURST 2196
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	TAGER
2.:	LOUISE ARLENE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 3 | 5 | 1 | 1 | 0 | 4 | 0 | 0 | 4 | 0 | 0 | 0 | 1 |
5.: (a)	1 October 1992
5.: (b)	Director
6.:	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
7.:	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
8.:	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
9.:	SOUTH AFRICAN
10.:	DIRECTOR
11.:	Yes
	No Change

1.:	THERON
2.:	EDWARD PHILCOX
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 1 | 0 | 4 | 1 | 7 | 5 | 0 | 1 | 8 | 0 | 0 | 1 |
5.: (a)	1 May 1996
5.: (b)	Director
6.:	23 WESTCLIFF ROAD, HERMANUS 7200
7.:	C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.:	P O BOX 7725, JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	THOMSON
2.:	CLIVE BRADNEY
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 6 | 0 | 5 | 3 | 1 | 5 | 0 | 1 | 5 | 0 | 8 | 1 |
5.: (a)	1 April 2003
5.: (b)	Director
6.:	186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

1.:	TOMKINSON
2.:	ROBERT CHARLES
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 1 | 0 | 7 | 1 | 4 | | | | | | |
5.: (a)	19 November 2001
5.: (b)	Director
6.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9.:	BRITISH (1941.07.14)
10.:	DIRECTOR
11.:	No
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	2005 -0- 26
12.:	

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

8. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	18 October 1927
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 19 MAY 2005

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Posadres
Postal address P O BOX 782248 SANDTON

2146

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	BARNETT
2. Volle voorname/ Full Forenames	MICHAEL JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 4 2 0 6 1 3 5 0 9 9 0 8 2
5. (a) Datum van aanstelling/Date of appointment	13 November 1995
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	23 MARICO AVENUE RIVER CLUB SANDTON 2149
8. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11. Beroep/Occupation	GROUP COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

RECEIVED
2006 JUL 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form CM

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

19 MAY 2005
COPY
Lindsay M Reid

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 28 April 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28 April 2005

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248

SANDTON

2146

Date of receipt by *Registrar of Companies*
Date stamp of Companies Registration Office
Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				227 312 322	ORD	0.05	11 365 616.10
Total		Total		Total		Total	12 115 616.10

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2005 -05- 20

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Summary of issued capital prior to allotment:

Amount of issued paid-up capital .... R 12 115 616.10

Stated capital .... R

Premium account .... R 1 410 176 126.31

Total issued capital .... R 1 422 291 742.41

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				105 899	ORD	0.05		3 343 385.30
					ORD	0.05		
					ORD	0.05		
Total		Total		Total 105 899			Total	3343385.30

R31.5714529882

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				227 418 221	ORD	0.05	-	1 413514216.66	11 370 911.05
Total		Total		Total			Total		12 120 911.05

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2003-08-26

Summary of total issued capital as at the date of this return: *R6.21548357226

Amount of issued paid-up capital .... R 12 120 911.05

Stated capital .... R

Premium account .... R 1 413 514 216.66

Total issued capital .... R 1 425 635 127.71

Certified correct

Date 19 MAY 2005 Signature ____________

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	28-Apr-05	Liebenberg P	41.00	5,000	250.00	-	250.00	204,750.00	205,000.00
	12-May-05	Stevens IG	23.25	7,500	375.00	-	375.00	174,000.00	174,375.00
	13-May-05	Phillips AJ	23.25	13,400	670.00	-	670.00	310,880.00	311,550.00
	13-May-05	Phillips AJ	36.70	33,333	1,666.65	-	1,666.65	1,221,654.45	1,223,321.10
	13-May-05	Phillips AJ	45.70	13,333	668.65			608,651.45	609,318.10
	13-May-05	Surgey PM	23.25	30,000	1,500.00			696,000.00	697,500.00
	16-May-05	De Klerk BJ	36.70	3,333	166.65			122,154.45	122,321.10
SUB TOTAL				105,899	5,294.95	0.00	5,294.95	3,338,090.35	3,343,385.30
Adjustment to Share Premium									0.00
Balance b/f				227,312,322	11,365,616.10	750,000.00	12,115,616.10	1,410,176,126.31	1,422,291,742.41
TOTAL				**227,418,221**	**11,370,911.05**	**750,000.00**	**12,120,911.05**	**1,413,514,216.66**	**1,425,635,127.71**

shares.wk1

[Close]

BARLOWORLD - DIRECTORS DEALING IN SECURITIES 31 May 2005

BARLOWORLD LIMITED - DIRECTORS DEALING IN SECURITIES
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
('Barloworld')
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Lester Stuart Day
Company:	Barloworld Ltd
Date of Transaction:	30 May 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	10,000 ordinary shares
Price per share	R 36.70
Total value:	R 367,000.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips CEO of Barloworld Ltd

Date: 31/05/2005 09:51:45 AM
Produced by the JSE SENS Department

[Close]

Mon, 6 Jun 2005 Media Comment [JLM]

Barloworld receives AA- rating from Fitch Ratings

Barloworld has received an AA- national senior unsecured rating with a stable outlook from Fitch Ratings said Business Day on 6 June 05.

[Close]

Barloworld - Barloworld European Site Visit **10 Jun 2005**

Barloworld - Barloworld European Site Visit
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
(`Barloworld`)
BARLOWORLD TO TAKE ANALYSTS AND FUND MANAGERS ON TOUR OF EUROPEAN OPERATIONS
Barloworld will be taking a group of analysts and fund managers on a tour of its European operations on 13-15 June 2005. Presentations will be made by Barloworld Motor (Avis Scandinavia), Barloword Industrial Distribution, Barloworld Equipment (Iberian operations) and Barloworld Scientific.
All presentations will be available on the company`s website www.barloworld.com at the time of presenting to the group.
Any queries please contact:
Rowan Goeller
Head of Investor Relations
Tel: +27 11 445 1300
Mobile: +27 82 801 2071
Email: rowang@barloworld.com
Sponsor :
JP Morgan Equities Limited
Date: 10/06/2005 09:50:13 A
Produced by the JSE SENS Department

[Close]

[Close]

DIRECTORS DEALING IN SECURITIES **15 Jun 2005**

Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(`Barloworld`)
BARLOWORLD LIMITED
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Anthony John Phillips
Company:	Barloworld Ltd
Date of Transaction:	13 June 2005
Class of Security:	Ordinary shares
Nature of transaction:	Exercise of Options / Purchase of Barloworld Ltd Shares
Number of shares :	16,667 ordinary shares
Price per share	R 36.70
Total value:	R 611,678.90
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd

Date: 15/06/2005 09:54:17 AM
Produced by the JSE SENS Department

[Close]

Form CM 15

Lindsay M Reid

COPY

15 JUN 2005

RECEIVED

2006 JUL 13 A 11: 08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 23 May 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300 000 000	ORD	0.05	15 000 000
		500 000	6%CUM PREF	2.00	1 000 000
Total	Total			Total	16 000 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of Shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -06- 17
REGISTRATEUR OF COMPANIES AND OF CLOSE CORPORATIONS

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 23 May 2005

Name of company: BARLOWORLD LIMITED

Postal address: P O BOX 782248
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of Companies Registration Office
Registrar of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		R	R			R	R
				375 000	6%CUM PREF	2.00	750 000.00
				227 418 221		0.05	11 370 911.05
Total		Total		Total		Total	12 120 911.05

Summary of issued capital prior to allotment:

Amount of issued paid-up capital .... R 12 120 911.05

Stated capital .... R

Premium account .... R 1 413 514 216.66

Total issued capital .... R 1 425 635 127.71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				243 706	ORD	0.05	*	6 920 191.90
					ORD	0.05		
					ORD	0.05		
Total		Total		Total 243 706			Total	6920191.90

6. (a) Shares allotted otherwise than for cash: *R28.3456566518

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total		Total		Total		

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Issued capital at date of this return:

No par value				Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				375 000	6% CUM PREF	2.00	-	-	750 000.00
				227 661 927	ORD	0.05	-	1419985794.30	11 383 096.35
Total		Total		Total			Total		12 133 096.35

*R6.23725632569

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital .... R 12 133 096.35

Stated capital .... R

Premium account R 1 420 422 223.26

adjustment (436 428.96)

.... 1 419 985 794.30

Total issued capital .... R 1 432 118 890.65

Certified correct

Date 15 June 2005 Signature ____________

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	23-May-05	Grobler	36.70	2,500	125.00	-	125.00	91,625.00	91,750.00
	23-May-05	Grobler	41.00	2,500	125.00	-	125.00	102,375.00	102,500.00
	24-May-05	De Klerk	45.70	4,167	208.35	-	208.35	190,223.55	190,431.90
	27-May-05	Parlabean	36.70	333	16.65	-	16.65	12,204.45	12,221.10
	27-May-05	Stevens	41.00	7,000	350.00		350.00	286,650.00	287,000.00
	29-May-05	Day	36.70	10,000	500.00		500.00	366,500.00	367,000.00
	29-May-05	Pallister	36.70	2,500	125.00		125.00	91,625.00	91,750.00
	30-May-05	Acott	36.70	1,400	70.00		70.00	51,310.00	51,380.00
	30-May-05	Ehmke	36.70	1,350	67.50		67.50	49,477.50	49,545.00
	30-May-05	Jacobs	36.70	2,500	125.00		125.00	91,625.00	91,750.00
	30-May-05	Jacobs	45.70	1,333	66.65		66.65	60,851.45	60,918.10
	30-May-05	Smith	36.70	3,334	166.70		166.70	122,191.10	122,357.80
	30-May-05	Smith	36.70	1,668	83.40		83.40	61,132.20	61,215.60
	30-May-05	Stuiver	36.70	5,000	250.00		250.00	183,250.00	183,500.00
	31-May-05	Sher	36.70	7,500	375.00		375.00	274,875.00	275,250.00
	31-May-05	Stouffs	45.70	1,667	83.35		83.35	76,098.55	76,181.90
	01-Jun-05	Van Zijl	36.70	1,000	50.00		50.00	36,650.00	36,700.00
	02-Jun-05	Whitaker	36.70	1,000	50.00		50.00	36,650.00	36,700.00
	02-Jun-05	Standard Bank	23.25	143,154	7157.70		7,157.70	3,321,172.80	3,328,330.50
	02-Jun-05	Standard Bank	28.55	25,000	1250.00		1,250.00	712,500.00	713,750.00
	08-Jun-05	Dearling	36.70	1,666	83.30		83.30	61,058.90	61,142.20
	13-Jun-05	Phillips	36.70	16,667	833.35		833.35	610,845.55	611,678.90
	15-Jun-05	Parlabean	36.70	467	23.35		23.35	17,115.55	17,138.90
SUB TOTAL				243,706	12,185.30	0.00	12,185.30	6,908,006.60	6,920,191.90
Adjustment to Share Premium								-436,428.96	-436,428.96
Balance b/f				227,418,221	11,370,911.05	750,000.00	12,120,911.05	1,413,514,216.66	1,425,635,127.71
TOTAL				**227,661,927**	**11,383,096.35**	**750,000.00**	**12,133,096.35**	**1,419,985,794.30**	**1,432,118,890.65**

RECEIVED
2006 JUL 13 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

CM 34

Lodgement of financial statements / Interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

(To be lodged when company sends notice to members)

Lindsay M Reid
COPY
28 JUN 2005

Registration No. of Company

1918/000095/06

Name of holding company BARLOWORLD LIMITED

Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	

The following documents are lodged herewith:

† ~~Annual financial statements / † group annual financial statements (in terms of section 302 (4) (a) / † 329 (5) of the Act for the financial year ended~~

† ~~Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended~~

† Interim report in term of section 306 / † 329 (2) of the Act for the half year ended 31 March 2005

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.
* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.
† Delete whichever is not applicable.

(To be completed by company.)

Lodgement of / † annual financial statements / † ~~group annual financial statements and † annual financial statements of subsidaries / † provisional annual financial statements~~ † interim report for financial ~~year~~ / † half year ended 31 March 2005

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248 SANDTON
2146

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 52

Lindsay M Reid
COPY
6 - JUL 2005

Application for exemption from lodging annual financial statements in respect of subsidiaries (to be lodged in duplicate)

[Section 302 (4a)]

Registration No. of Company: 1918/000095/06

Revenue stamp or revenue franking machine impression R80

Name of holding company: BARLOWORLD LIMITED *(previously Barlow Limited)*

Names of subsidiary private companies | *Registration numbers of subsidiaries*

Current Name:	Previous Name:	Company Registration No.:
Blajohn Timbers (Pty) Ltd	Federated Timbers (Pty) Ltd	1961/002512/07
Barloworld Motor (Pty) Ltd	Barlow Motors Investments (Pty) Ltd	1946/021661/07
Barloworld Equipment (Pty) Ltd	Barlow's Tractor Company (Pty) Ltd	1970/015489/07
Barloworld Automotive Coatings (Pty) Ltd	Plascon Automotive (Pty) Ltd	1947/024248/07
Barloworld Plascon (Cape) (Pty) Ltd	Plascon Decorative (Cape) (Pty) Ltd	1948/029629/07
Barloworld Plascon (Coastal) (Pty) Ltd	Plascon Decorative (Coastal) (Pty) Ltd	1967/005384/07
Barloworld Plascon South Africa (Pty) Ltd	Barloworld Coatings South Africa (Pty) Ltd	1945/019549/07
Barloworld Robor (Pty) Ltd	Robor Industrial (Pty) Ltd	1922/007098/07
Barloworld Logistics (Pty) Ltd	n/a	1995/005644/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Application is made by the above-mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are:

SEE ANNEXURE "A" attached

BARLOWORLD TRUST COMPANY LIMITED
Secretaries

(Separate sheets may be used)

To be completed by company

Application to Registrar by company for exemption from lodging annual financial statements in respect of subsidiaries.

Dated

Name of company: Barloworld Limited
Attn Antonette Lefebvre
P O Box 782248, SANDTON 2146

Postal address

MISC/FORM CM.52 - LMR

If approved, the exemption is only valid for a period of two years from this date.

Approved
Not approved
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies

Hurtors

ANNEXURE "A"

The companies, as set out on the attached Form CM.52, are involved in anonymous partnerships.

Exemption is requested on the following grounds:

- An anonymous partner is undisclosed - which means that they are not held out to the world as partners.
- The existence of the partnership and of the anonymous partner's interest may not be disclosed to other parties without prejudicing the anonymity of the anonymous partner and the partnership.
- In an anonymous partnership those partners who occupy the position of anonymous partners are liable only to their co-partners and not to the creditors of the partnership. Since the outside world has no knowledge of these anonymous partners, there is no contractual relationship between them and the debtors and creditors of the partnership.
- The anonymous partner may not participate actively in the business of the partnership.
- In terms of law, the operating partner is under no obligation to divulge any information regarding the partnership or the identity of the anonymous partner to any third party.

As has been stressed above, under no circumstances must the name of the anonymous partner be disclosed to any third party or creditor of the partnership nor should the nature of the partnership, i.e. - that it is an anonymous partnership, be disclosed to a third party or creditor of the partnership. It must also be stressed that this specific form of trading (as an anonymous partnership) is a well-known established legal principal but to the best of our knowledge is only being used by the Barloworld Group and must under no circumstances be disclosed to any third parties.

It is considered that if financial statements are being lodged with your office and placed on file for inspection, the confidentiality pertaining to the above arrangement will become null and void.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

Antonette Lefebvre

CM 52

~~02/00095/06~~ 1918/000095/06

BARLOW LIMITED

Now:

	Blajohn (Proprietary) Limited		62/02778/07	
✓	Federated Timbers (Proprietary) Limited	1961/0	07/02512/07 ✓	Barloworld Timbers (Pty) Ltd
	F.T. Building Supplies (Proprietary) Limited		94/03426/07	
	Wardkiss Homecare (Proprietary) Limited		71/01216/07	
	Barlows Central Finance Corporation (Pty) Limited		79/04891/07	
	Barlow's Engine Company (Proprietary) Limited		66/12345/07	
	Barlow Handling (Proprietary) Limited		65/09931/07	
✓	Barlow Motor Investments (Proprietary) Limited	1946/0	05/21661/07 ✓	Barloworld Motor (Pty) Ltd
	Barlow's (Cape) (Proprietary) Limited		05/05163/07	
	Barlows (O.F.S.) (Proprietary) Limited		53/02604/07	
✓	Barlow's Tractor Company (Proprietary) Limited	1970/0	70/15489/07 ✓	" Equipment (Pty) Ltd
	Thos. Barlow & Sons (Natal) (Proprietary) Limited		05/26723/07	
	Perkins Power (Proprietary) Limited		65/06133/07	
✓	Plascon Automotive (Proprietary) Limited	1947/0	05/24248/07 ✓	" Automotive Coatings (Pty) Lt
✓	Plascon Decorative (Cape) (Proprietary) Limited	1948/0	05/29629/07 ✓	Barloworld Plascon (Cape) (Pty) Lt
✓	Plascon Decorative (Coastal) (Proprietary) Limited	1967/0	67/05384/07 ✓	" " (Coastal) – "
✓	Plascon Paints (Proprietary) Limited	1945/0	05/19549/07 ✓	" Coatings South Africa (Pl
	Plascon Industrial (Proprietary) Limited		64/02469/07	
Being dereg[illegible]	Plascon Inks and Packaging Coatings (Proprietary) Limited		05/06803/07	
✓	Robor Industrial (Proprietary) Limited	1922/0	01/07098/07 ✓	Barloworld Robor (Pty) Ltd
New: ✓	Barloworld Logistics (Pty) Ltd		1995/005644/07 ✓	

SEE ANNEXURE "A" attached

Barlow Limited
Attention Antonette Lefebvre - Secretarial Dept.
P O Box 782248, SANDTON 2146

MISC/FORM CM.52 - LMR

CM52

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 29/07/2005

Our Reference: 15583296
Box: **69134**
Sequence: **25**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM52 (Exemption from lodging annual financial statements) from you dated 06/06/2005.

The CM52 was accepted and placed on file.

Yours truly

Registrar of Companies

WLI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

RECEIVED
2005 -08- 19
Lindsay M Reid

Certificate issued by the Registrar of Companies & Close Corporations on Friday, July 29, 2005 09:21
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248** **SANDTON** **2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE** **180 KATHERINE STR** **SANDTON** **2146**

Certificate issued by the Registrar of Companies & Close Corporations on Friday, July 29, 2005 09:21
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**ONTBREEK** **ONTBREEK**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDDORF DRIVE, CENTURION RES ESTATE, COUNTRY CLUB, CENTURION, 0046
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 402, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 426 MENDELSON STREET, WATERKLOOF GLEN, PRETORIA, 0001
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZE DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 AUDOCIA PLACE, HURLINGHAM MANOR, SANDTON, 2146
DIAMOND, BRANDON PETER	5104015066082	Director	19/11/2001	Postal: PO BOX 2031, RIVONIA, 2128 Residential: 11 RIVERCLUB ESTATES, COLERAINE ROAD, RIVERCLUB, SANDTON, 2196

Certificate issued by the Registrar of Companies & Close Corporations on Friday, July 29, 2005 09:21

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
TOMKINSON, ROBERT CHARLES	4107140000000	Director	19/11/2001	Postal: HOME FARM, WAPPENHAM TOWCESTER NN12 8SJ, ENGLAND, OOOO Residential: HOME FARM, WAPPENHAM TOWCESTER NN12 8SJ, ENGLAND, OOOO
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NO VIEW TERRACE, ALEXANDRIA VA, USA, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
TAGER, LOUISE ARLENE	3511040040001	Director	01/10/1992	Postal: 48 -EIGHTH AVENUE, PLWER HOUGHTON, 2198 Residential: 48 -EIGHTH AVENUE, PLWER HOUGHTON, 2198
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
PHILLIPS, ANTHONY JOHN	4606065028086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 15 CRECSENT DRIVE, WESTCLIFF, JOHANNESBURG, 2001
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: OLD MUTUAL, P O BOX 66, CAPE TOWN, 8000 Residential: FLAT 20, CONNAUGHT HOUSE, DAVIES STREET, MAYFAIR,LONDON, 7785
LAMPRECHT, ANDRE JACOBUS	5209195126083	Director	15/12/1993	Postal: P O BOX 782248, SANDTON, 2146 Residential: 227 -7TH STREET, CHARTWELL, 2055
DAY, LESTER STUART	4610085059105	Director	01/10/1998	Postal: P O BOX 782248, SANDTON, 2146 Residential: 33 VICTORIA STREET, OAKLANDS, 2192
COWARD, MICHAEL DOUGLAS	5304275010081	Director	21/08/1995	Postal: P O BOX 263, ISANDO, 1600 Residential: 3 SHORT STREET, BRYANSTON, 2021
THERON, EDWARD PHILCOX	4104175016001	Director	01/05/1996	Postal: P O BOX 7725, JOHANNESBURG, 2000 Residential: 23 WESTCLIFF ROAD, HERMANUS, 7200
GOMERSALL, JOHN EDWARD	4609085119182	Director	17/10/1989	Postal: P O BOX 782248, SANDTON, 2146 Residential: 63 MOUNT STREET, BRYANSTON, 2021

Certificate issued by the Registrar of Companies & Close Corporations on Friday, July 29, 2005 09:21
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
CLEWLOW, WARREN ALEXANDER MORTEN	3607135065083	Director	12/11/1974	Postal: P O BOX 782248, SANDTON, 2146 Residential: 339 BEVERLEY ESTATE, LONEHILL, 2062

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID AFRIKA MAATSKAPPYWET, 1973

Form
Vorm 27A

NOTICE OF, CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY COMPANY SECRETARY OR REMOVAL OF COMPANY SECRETARY

KENNISGEWING VAN TOESTEMMING TOT AANSTELLING, VERANDERING VAN NAAM OF BEDANKING DEUR MAATSKAPPY SEKRETARIS OF ONTSLAG VAN MAATSKAPPY SEKRETARIS

RECEIVED
2006 JUL 13 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(SECTION 268B AND 268I - ARTIKELS 268A EN 268I)

Name of company :
Naam van maatskappy : BARLOWORLD LIMITED No. 1918/000095/06

A. Consent /Toestemming

I herewith consent to my appointment as company secretary of the above named company.
I certify that I am not disqualified in terms of section 268F of the Companies Act, 1973 from being a company secretary.
Ek stem hierby toe tot my aanstelling as maatskappy sekretaris van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 268F van die Maatskappywet, 1973 gediskwalifiseer is om as maatskappy sekretaris aangestel te word nie.

Signed:
Onderteken: [signature]
Date:
Datum: 30 June 2005

6 - JUL 2005
COPY
Lindsay M Reid

(To be signed by company secretary personally / Moet persoonlik deur die maatskappy sekretaris onderteken word)

B. Particulars of company secretary / Besonderhede van maatskappy sekretaris

1.	Surname - Name of partnership / body corporate Van - Naam van vennootskap / regspersoon	MNGOMEZULU
2.	Full forenames of person who qualifies Volle voorname van persoon wat kwalifiseer	SIBANI
3.	Former surname and forenames / Vorige van en voorname	
4.	Identity number or, if not available, date of birth/Registration No. of body corporate Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/Registrasie No. van regspersoon	Year/Jaar Month/Maand Day/Dag 7 2 0 2 1 1 4 6 1 1 2 4 0 8 1 1
5.	Date of appointment / Datum van aanstelling	30 June 2005
6.	Residential address / Woonadres	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125
7.	Business address / Besigheidsadres	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON
8.	Postal address / Posadres	P O BOX 782248 SANDTON 2146
9.	Nationality (If not South African) Nasionaliteit (Indien nie Suid-Afrikaans nie)	SOUTH AFRICAN
10.	Telephone number / Telefoonnommer	011 445 1433

C. Resignation or removal of company secretary / Bedanking of ontslag van maatskappy sekretaris

The company secretary, particulars of which are stated in Part B, has resigned with effect from ....
/ has been removed from office with effect from ....

N/A

Die maatskappy sekretaris, die besonderhede waaran in deel B vermeld word, het met ingang van .... bedank / is met ingang van .... uit sy amp ontslaan.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries :

Date / Datum 6 - JUL 2005 Signature / Handtekening [signature]
Director/Officer/Direkteur/Beampte

(To be completed by the company secretary / director / officer, as the case may be, and lodged with the Registrar)
(Moet deur die maatskappy sekretaris / direkteur / beampte, na gelang van die geval, ingevul en by die Registrasie ingedien word.)

Notice of, consent to appointment, change of name or resignation by company secretary or removal of company secretary dated 30 June 2005
Kennisgewing van toestemming tot aanstelling, verandering van naam of bedanking deur maatskappy sekretaris of ontslang van maatskappy sekretaris gedateer ....

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

Name of secretary
Naam van sekretaris SIBANI MNGOMEZULU
Name of company
Naam van maatskappy BARLOWORLD LIMITED

Postal address
Posadres P O BOX 782248 SANDTON
2146

Return received/Opgawe ontvang
Date stamp of Companies Registration Office Datumstempel van Registrasiekantoor vir Maatskappy
Invalid if not stamped/ Ongeldig indien nie gestempel nie

CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1918/000095/06

BARLOWORLD LIMITED
P O BOX 782248
SANDTON

2146

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRATEUR OF COMPANIES AND CLOSE CORPORATIONS

Lindsay M Reid
COPY
6 - JUL 2005

Opgawe van besonderhede soos op
Return of Particulars as at 5 JULY 2005

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, SIBANI MNGOMEZULU
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed [signature]

Datum:
Date: 5 July 2005

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	BAQWA
2. Volle voorname/Full forenames	SELBY ALAN MASIBONGE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 1 0 5 0 4 5 5 8 3 0 8 7
5. (a) Datum van aanstelling/Date of appointment	21 January 2005
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	426 MENDELSOHN STREET WATERKLOOF GLEN PRETORIA 0001
7. Besigheidadres/Business address	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8. Posadres/Postal address	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	ADVOCATE
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	BLACKBEARD
2.:	PETER JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 7 0 5 1 1 5 0 9 1 0 8 3
5.: (a)	10 May 2004
(b)	Director
6.:	4 WOODLEA, HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 8WH UNITED KINGDOM
7.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9.:	SOUTH AFRICAN
10.:	ENGINEER
11.:	Yes
12.:	No Change

1.:	CLEWLOW
2.:	WARREN ALEXANDER MORTEN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3 6 0 7 1 3 5 0 6 5 0 8 3
5.: (a)	12 November 1974
(b)	Director
6.:	339 BEVERLEY ESTATE LONEHILL 2062
7.:	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	COWARD
2.:	MICHAEL DOUGLAS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 0 4 2 7 5 0 1 0 0 8 1
5.: (a)	21 August 1995
(b)	Director
6.:	3 SHORT STREET BRYANSTON 2021
7.:	16 QUALITY ROAD ISANDO 1601
8.:	P O BOX 263 ISANDO 1600
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	DAY
2.:	LESTER STUART
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 6 1 0 0 8 5 0 5 9 1 0 5
5.: (a)	1 October 1998
(b)	Director
6.:	33 VICTORIA STREET OAKLANDS JOHANNESBURG 2192
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	DIAMOND
2.:	BRANDON PETER
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 1 0 4 0 1 5 0 6 6 0 8 2
5.: (a)	19 November 2001
(b)	Director
6.:	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 2031 RIVONIA 2128
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 6 0 9 0 8 5 1 1 9 1 8 2
5.: (a)	17 October 1989
(b)	Director
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005-07-07
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie No. van maatskappy / Registration No. of company	1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 | 2 | 0 | 9 | 1 | 9 | 5 | 1 | 2 | 6 | 0 | 8 | 3 |
5.: (a)	15 December 1993
5.: (b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	LAUBSCHER
2.:	MARTIN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 0 | 0 | 1 | 3 | 0 | 5 | 0 | 1 | 6 | 0 | 8 | 3 |
5.: (a)	9 May 2005
5.: (b)	Director
6.:	24 WALDORF DRIVE CENTURION RES.ESTATE & COUNTRY CLUB CENTURION
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 66511 HIGHVELD 1 0169
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	LEVETT
2.:	MICHAEL JOHN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 3 | 9 | 0 | 6 | 0 | 6 | 5 | 0 | 3 | 1 | 0 | 0 | 2 |
5.: (a)	15 November 1995
5.: (b)	Director
6.:	FLAT 20 CONNAUGHT HOUSE DAVIES STREET MAYFAIR LONDON
7.:	OLD MUTUAL MUTUAL PARK JAN SMUTS AVENUE PINELANDS 7405
8.:	P O BOX 66 CAPE TOWN 8000
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - SA MUTUAL LIFE ASS
11.:	Yes
12.:	No Change

1.:	NTSEBEZA
2.:	DUMISA BUHLE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 9 | 1 | 0 | 3 | 1 | 5 | 1 | 2 | 1 | 0 | 8 | 3 |
5.: (a)	18 May 1999
5.: (b)	Director
6.:	2 SILVERDALE PINELANDS CAPE TOWN 7405
7.:	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.:	718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.:	SOUTH AFRICAN
10.:	JUDGE
11.:	Yes
12.:	No Change

1.:	PFEIFFER
2.:	STEVEN BERNARD
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 7 | 0 | 1 | 1 | 9 | | | | | | | |
5.: (a)	27 August 2001
5.: (b)	Director
6.:	301 NO. VIEW TERRACE ALEXANDRIA VA USA - 22301
7.:	FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.:	801 PENNYSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.:	AMERICAN (470119 - USA)
10.:	ATTORNEY
11.:	No
12.:	No Change

1.:	PHILLIPS
2.:	ANTHONY JOHN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 6 | 0 | 6 | 0 | 6 | 5 | 0 | 2 | 8 | 0 | 8 | 6 |
5.: (a)	21 August 1995
5.: (b)	Director
6.:	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	BRITISH
10.:	Chief Executive Officer
11.:	Yes
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

1.:	RODRIGUEZ DE CASTRO GARCIA DE LO
2.:	GONZALO
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 2 | 0 | 7 | 2 | 7 | | | | | | |
5.: (a)	30 January 2004
5.: (b)	Director
6.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
7.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
8.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
9.:	SPANISH (420727SPAIN)
10.:	BUSINESSMAN
11.:	No
12.:	No Change

1.:	SURGEY
2.:	PETER MONTAGU
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 | 4 | 1 | 2 | 0 | 2 | 5 | 7 | 0 | 7 | 0 | 8 | 6 |
5.: (a)	21 August 1995
5.: (b)	Director
6.:	58 BOUNDARY LANE SANDHURST 2196
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	TAGER
2.:	LOUISE ARLENE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 3 | 5 | 1 | 1 | 0 | 4 | 0 | 0 | 4 | 0 | 0 | 0 | 1 |
5.: (a)	1 October 1992
5.: (b)	Director
6.:	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
7.:	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
8.:	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
9.:	SOUTH AFRICAN
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	THERON
2.:	EDWARD PHILCOX
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 1 | 0 | 4 | 1 | 7 | 5 | 0 | 1 | 6 | 0 | 0 | 1 |
5.: (a)	1 May 1996
5.: (b)	Director
6.:	23 WESTCLIFF ROAD, HERMANUS 7200
7.:	C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.:	P O BOX 7725, JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	THOMSON
2.:	CLIVE BRADNEY
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 6 | 0 | 5 | 3 | 1 | 5 | 0 | 1 | 5 | 0 | 8 | 1 |
5.: (a)	1 April 2003
5.: (b)	Director
6.:	186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

1.:	TOMKINSON
2.:	ROBERT CHARLES
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 1 | 0 | 7 | 1 | 4 | | | | | | |
5.: (a)	19 November 2001
5.: (b)	Director
6.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9.:	BRITISH (1941.07.14)
10.:	DIRECTOR
11.:	No
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRATEUR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	18 October 1927
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 5 - JUL 2005

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Posadres
Postal address P O BOX 782248 SANDTON
2146

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRATEUR OF COMPANIES AND OF CLOSE CORPORATIONS

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of Companies registration office

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED | PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS

1. Van / Surname	BARNETT
2. Volle voorname/ Full Forenames	MICHAEL JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 4 2 0 6 1 1 3 5 0 9 9 0 8 2
5. (a) Datum van aanstelling/Date of appointment	13 November 1995
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	23 MARICO AVENUE RIVER CLUB SANDTON 2149
8. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11. Beroep/Occupation	GROUP COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	Retired - 30 June 2005

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	MNGOMEZULU	1.:
2.:	SIBANI	2.:
3.:		3.:
4.:	Jaar Year / Maand Month / Dag Day: 7 2 0 2 1 4 6 1 2 4 0 8 1	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	30 June 2005	5.: (a)
(b)	Secretary	(b)
6.:		6.:
7.:	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125	7.:
8.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON	8.:
9.:	P O BOX 782248 SANDTON 2146	9.:
10.:	SOUTH AFRICAN	10.:
11.:	GROUP SECRETARY	11.:
12.:	Yes	12.:
13.:	New Appointment - 30 June 2005	13.:

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 07
REGISTRATEUR OF COMPANIES AND OF CLOSE CORPORATIONS

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Barloworld Limited - Barloworld Sells 25% Stake Of **21 Jul 2005**

Barloworld Limited - Barloworld Sells 25% Stake Of Barloworld Logistics Africa (Pty) Ltd To Bee Consortium

Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

BARLOWORLD SELLS 25% STAKE OF BARLOWORLD LOGISTICS AFRICA (PTY) LTD TO BEE CONSORTIUM

Diversified industrial company Barloworld Limited has sold a 25% stake in its South African and African logistics business to an empowerment consortium led by industry veteran, Isaac Shongwe and his company, Letsema Holdings, for about R118-million (subject to final net asset value on the effective date).

Effective from 1 August 2005, the deal is one of the most significant to date in the supply chain industry. This was announced today by Barloworld executive director and Chairman of Barloworld Logistics, John Gomersall, who described it as a true empowerment initiative `a deal that will lead to transformation, real value addition and growth of the business`.

The transaction will lead to the formation of a new company, Barloworld Logistics Africa (Pty) Ltd, which will house all of the South African and African business activities of Barloworld Logistics (Pty) Ltd.

Barloworld Logistics Africa will be a business with net assets of about R472 million and annual revenues exceeding R600 million.

The empowerment consortium led by Shongwe will play an active role in the business development and transformation of Barloworld Logistics Africa with Shongwe joining the board as an executive director.

The balance of Barloworld Logistics` business in the UK, Europe, USA and the Middle East will remain directly owned by Barloworld Logistics (Pty) Ltd.

The empowerment consortium consists of Letsema Holdings (60%), CEPWAWU Investments, a trade union investment company (20%), while the remaining 20% has been placed in a trust to attract other black entrepreneurs that will be similarly committed to joining and developing the business.

`The potential for logistics and supply chain management in South Africa and the rest of Africa is significant` says Isaac Shongwe. `Through our new partnership, Barloworld Logistics Africa is ideally placed to capitalize on this opportunity and will allow the company to build on its well established activities and expertise`.

Barloworld Logistics is a supply chain, logistic management and solutions company, and the fastest growing division in Barloworld.

Gomersall says: `The sale of a meaningful stake in Barloworld Logistics Africa is a breakthrough in the supply chain management and logistics industry. Our deal with Letsema is in line with our strategy, to focus on direct investment and active management involvement of our BEE partners in the management of the company. This is what genuine capacity building and broad based empowerment is all about. The process has been assisted by the long relationship Barloworld Limited has had with Isaac Shongwe.`

Barloworld Logistics CEO Paul Stuiver comments `It`s a big plus for us that Isaac brings real industry expertise and experience, which will enable us to grow into new markets we have not yet approached, and others where we can expand. The significance of this deal will go a long way towards our clients meeting their own BEE scorecard requirements`

Shongwe founded Letsema Consulting in 1995. He is also founder and chairman of Letsema Investment, and has served previously in an executive capacity in companies involved in the logistics and supply chain industry.

Shongwe added: `Barloworld Logistics have already shown in their short time in the supply chain management market that they are innovative thought leaders, as well as successful and profitable implementers of solutions. We are pleased that their BEE strategy requires real black participation at all levels of the organisation. We look forward to our partnership, to growing our business together, and contributing to the continued transformation of the industry.`

A presentation will be made at Barloworld Park, 180 Katherine Street, Sandton at 12h00 on Thursday, 21st July 2005 followed by a finger luncheon and you are cordially invited to attend. Should you require any further information please contact Rebecca Morgan at 011 445 1155 or rebeccam@barloworld.com

Released on behalf of Barloworld Limited by Westcom. For further information please contact Mark Drewell, head of corporate communications at Barloworld on 011 445 1204 or e-mail: mdrewell@barloworld.com. Visit the Barloworld website: www.barloworld.com

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Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

RECEIVED 29 JUL 2005
2005 JUL 13 A 11:48
OFFICE OF INTERNATIONAL CORPORATE Lindsay M Reid

COPY

Registration No. of company
1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 22 JUNE 2005

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	15 000 000.00
500 000	6% CUM PREF	R2.00	1 000 000.00
Total		Total	16 000 000 .00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -07- 21
REGISTRATEUR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 661 927	ORDINARY	R0.05	11 383 096.35
375 000	6% CUM PREF	R2.00	750 000.00
Total		Total	12 133 096.35

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 12 133 096.35
Stated capital	R
Premium account	R 1 419 985 794.30
Total issued capital	R 1 432 118 890.65

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
17 666	ORD	R0.05	36.1656798369	R639 786.20
	Total(s)		Total(s)	R639 786.20

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -07- 2 1 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
227 679 593	ORDINARY	R0.05	6.23957851681	1 420 624 697.20	11 383 979.65
375 000	6% CUM PREF	R2.00	-	-	750 000.00
	Total		Total		12 133 979.65

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 133 979.65

Stated capital R -

Premium account R 1 420 624 697.20

Total issued capital R 1 432 758 676.85

Certified correct.

Date 21 JUL 2005 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 22 JUNE 2005

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -07- 21 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	22-Jun-05	Walker WR	41.00	6,000	300.00	-	300.00	245,700.00	246,000.00
	22-Jun-05	Walker WR	23.25	3,000	150.00	-	150.00	69,600.00	69,750.00
	22-Jun-05	Walker WR	36.70	8,000	400.00	-	400.00	293,200.00	293,600.00
	04-Jul-05	Bates MD	45.70	666	33.30	-	33.30	30,402.90	30,436.20
SUB TOTAL				17,666	883.30	0.00	883.30	638,902.90	639,786.20
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,661,927	11,383,096.35	750,000.00	12,133,096.35	1,419,985,794.30	1,432,118,890.65
TOTAL				**227,679,593**	**11,383,979.65**	**750,000.00**	**12,133,979.65**	**1,420,624,697.20**	**1,432,758,676.85**

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Barloworld Limited - Directors dealing 3 Aug 2005

Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	LESTER STUART DAY
Company:	Barloworld Ltd
Date Options Granted	1 September 1998
Date of transaction	3 August 2005
Class of Security:	Ordinary shares
Nature of transaction	Sale of shares at a share price of Rand 103.20
Number of Options	10,000 ordinary shares @ R 103.20
Total value:	R 1,032,000.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance of issue was granted by CEO of Barloworld Ltd - A J Phillips

3 August 2005
Date: 03/08/2005 11:31:51 AM
Produced by the JSE SENS Department

Close

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

RECEIVED 18 AUG 2005

2005 JUL 13 A 11:08

Lindsay M Reid

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

2005-08-18

1. Date of allotment of shares 19 JULY 2005
2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	15 000 000.00
500 000	6% CUM PREF	R2.00	1 000 000.00
	Total	Total	16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	2005 -08- 1 8

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 679 593	ORDINARY	R0.05	11 383 979.65
375 000	6 % CUM PREF	R2.00	750 000.00
Total		Total	12 133 979.65

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 12 133 979.65
Stated capital	R -
Premium account	R 1 420 624 697.20
Total issued capital	R 1 432 758 676.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
5 000	ORD	R0.05	R40.95	205 000.00
950	ORD	R0.05	R36.65	34 865.00
	Total(s)		Total(s)	239 865.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
227 685 543	ORD	R0.05	6.24046764664	1 420 864 264.70	11 384 277.15
375 000	6%CUM PREF	R2.00			750 000.00
	Total		Total		12 134 277.15

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 134 277.15

Stated capital R

Premium account R 1 420 864 264.70

Total issued capital R 1 432 998 541.35

Certified correct.

Date ______________ Signature ______________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated ~~18 AUG 2005~~ 19 July 2005

Name of Company ~~BARLOWORLD LIMITED~~

Postal Address P O BOX 782248
SANDTON 2146
SOUTH AFRICA

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	19-Jul-05	Rogers PM	41.00	5,000	250.00	-	250.00	204,750.00	205,000.00
	19-Jul-05	Christie ANR	36.70	950	47.50	-	47.50	34,817.50	34,865.00
SUB TOTAL				5,950	297.50	0.00	297.50	239,567.50	239,865.00
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,679,593	11,383,979.65	750,000.00	12,133,979.65	1,420,624,697.20	1,432,758,676.85
TOTAL				**227,685,543**	**11,384,277.15**	**750,000.00**	**12,134,277.15**	**1,420,864,264.70**	**1,432,998,541.85**

2005 -08- 18

shares.wk1

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Barloworld supports R1.36bn expansion project **30 Aug 2005**

Barloworld Limited - Barloworld supports R1.36bn cement expansion project by PPC
Barloworld Limited
(Registration number 1918/000095/06)
ISIN Code: ZAE000026639
JSE Code: BAW
(`Barloworld`)

Barloworld supports R1.36bn cement expansion project by PPC

Barloworld Limited refers shareholders to the announcement made today by its 71.6% held subsidiary Pretoria Portland Cement Company Ltd (PPC) regarding the details of the R1.36bn Batsweledi cement capacity expansion project. The board of PPC has approved the investment to increase the company`s cement capacity in South Africa by just over one million tons per annum. The additional capacity will supply both future demand growth in the South African cement market and the eventual replacement of capacity from older production facilities which will be retired when market conditions allow.

Commenting on the announcement, Tony Phillips, CEO of Barloworld said:
`Organic expansion of our existing businesses is one of the pillars of Barloworld`s growth strategy. Accordingly this investment has the full support of the Barloworld board.

It demonstrates our commitment to provide capacity to supply the materials, products and services needed to expand the infrastructure of the region.

It is also an infrastructure investment in itself and will make its own contribution to economic prosperity through the creation of approximately 100 direct permanent new jobs and employment directly and indirectly during the construction period for several thousand more. `

A briefing on the Batsweledi Project will take place at Barloworld today (Tuesday 30 August) commencing promptly at 11h30. Members of the investment community wishing to attend should contact Karena Stewart on telephone (011) 772 1092 or email karenas@meropa.co.za.

For additional information on Barloworld contact Rowan Goeller, Head of Investor Relations on +27 11 445 1300. For background information on Barloworld visit www.barloworld.co.za

For additional information on PPC contact John Gomersall, CEO of PPC on +27 11 445 1015. For background information on PPC visit www.ppc.co.za.

30 August 2004
Johannesburg
Sponsor: J.P. Morgan Equities Limited
Date: 30/08/2005 07:08:02 AM
Produced by the JSE SENS Department

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[Close]

Barloworld - Barloworld to take analysts and fund **31 Aug 2005**

Barloworld - Barloworld to take analysts and fund managers on tour of Southern African Operations

Barloworld Limited
(Registration number 1918/000095/06)
ISIN Code: ZAE000026639
JSE Code: BAW
(`Barloworld`)

BARLOWORLD TO TAKE ANALYSTS AND FUND MANAGERS ON TOUR OF SOUTHERN AFRICAN OPERATIONS

Barloworld will be taking a group of analysts and fund managers on a tour of its southern African operations on 31 August - 2 September 2005. Presentations will be made by Barloworld Equipment, Barloworld Cement & Lime (PPC), Barloworld Steel Tube, Barloworld Coatings, and Barloworld Motor.

All presentation material will be available on the company`s website www.barloworld.com at the time of presenting to the group.

Any queries please contact:
Rowan Goeller
Head of Investor Relations
Tel: +27 11 445 1300
Mobile: +27 82 801 2071
Email: rowang@barloworld.com

Sponsor : J.P. Morgan Equities Limited
Date: 31/08/2005 07:05:15 AM
Produced by the JSE SENS Department

[Close]

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Barloworld Limited - Barloworld to acquire Midas P **1 Sep 2005**

Barloworld Limited - Barloworld to acquire Midas Paints
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
(`Barloworld`)
Barloworld to acquire Midas Paints

Diversified industrial company Barloworld Limited today announced it has signed heads of agreement with the owners of Midas Paints (Pty) Limited trading as Midas Earthcote to acquire the company for a cash consideration of approximately R40 million.

The deal, which is subject to a due diligence process, and Competition authority approval will see Midas become part of Barloworld`s South African coatings operations.

Midas, which is privately owned has two main lines of business; its high-end Earthcote range of wall coatings business with its 34 franchised concept stores located in premium retail locations around South Africa and the Midas branded paint range focused on the contractor market.

The acquisition, albeit small, will be earnings enhancing and the returns in the business exceed Barloworld`s 8% real cash flow return on investment (CFROI) hurdle rate.

Commenting on the deal, Barloworld Executive Director and CEO of Barloworld Coatings Andre Lamprecht said:

`The Earthcote business, with its high-end brand and franchised concept stores will fit well with our Plascon branded offerings. It will form part of our strategy to provide consumers of premium quality wall coatings with a fully integrated lifestyle offering.

The Midas brand is already well established in the Western Cape contracting market and we believe it has enormous potential to expand into the rest of the country. It could form a powerful platform for our further expansion into the contractor arena and play an important role in our offering to clients such as local authorities who require a contracting solution which has strong Black Economic Empowerment credentials. This we will achieve through an enterprise development strategy of partnership with contractors from previously disadvantaged communities. Should the transaction be approved by the competition authorities we intend creating a large number of painter learnerships which will benefit not only the industry and our clients, but also society at large.`

Mike Vadas, CEO of Midas said, `We are delighted that the business we have built is going to become part of Barloworld Coatings. As the coatings industry leaders they have the scale and resources to build on what we have created as an innovative challenger to the more traditional coatings brands and turn it into a really powerful force shaping the future of the industry.`

Midas is to be run as a separate entity within Barloworld coatings, and existing management and staff will be retained.

For further information contact Andre Lamprecht, CEO of Barloworld coatings on +27 11 301 4600.

Sandton
1 September 2005
Sponsor
J.P. Morgan Equities
Date: 01/09/2005 07:05:08 AM
Produced by the JSE SENS Department

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REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 52

Application for exemption from lodging annual financial statements in respect of subsidiaries (to be lodged in duplicate)

RECEIVED
2005 JUL 13 A 11:48

[Section 302 (4a)]

Registration No. of Company
1918/000095/06

OFFICE Revenue stamp or revenue franking machine impression R80

26 AUG 2005
COPY
Lindsay M Reid

Name of holding company BARLOWORLD LIMITED *(previously Barlow Limited)*

Names of subsidiary private companies		*Registration numbers of subsidiaries*
Current Name:	Previous Name:	Company Registration No.:
Barloworld Capital (Pty) Ltd	n/a	1979/004891/07

2005 -08- 01

Application is made by the above-mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are:

SEE ANNEXURE "A" attached

(Separate sheets may be used)

To be completed by company

BARLOWORLD TRUST COMPANY LIMITED
Secretaries :

Application to Registrar by company for exemption from lodging annual financial statements in respect of subsidiaries.

Dated

Name of company Barloworld Limited
Attn Antonette Lefebvre
P O Box 782248, SANDTON 2146

Postal address

MISC/FORM CM.52 - LMR

If approved, the exemption is only valid for a period of two years from this date.

Approved
Not approved
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies

LMR

ANNEXURE "A"

The companies, as set out on the attached Form CM.52, are involved in anonymous partnerships.

Exemption is requested on the following grounds:

- An anonymous partner is undisclosed - which means that they are not held out to the world as partners.
- The existence of the partnership and of the anonymous partner's interest may not be disclosed to other parties without prejudicing the anonymity of the anonymous partner and the partnership.
- In an anonymous partnership those partners who occupy the position of anonymous partners are liable only to their co-partners and not to the creditors of the partnership. Since the outside world has no knowledge of these anonymous partners, there is no contractual relationship between them and the debtors and creditors of the partnership.
- The anonymous partner may not participate actively in the business of the partnership.
- In terms of law, the operating partner is under no obligation to divulge any information regarding the partnership or the identity of the anonymous partner to any third party.

As has been stressed above, under no circumstances must the name of the anonymous partner be disclosed to any third party or creditor of the partnership nor should the nature of the partnership, i.e. - that it is an anonymous partnership, be disclosed to a third party or creditor of the partnership. It must also be stressed that this specific form of trading (as an anonymous partnership) is a well-known established legal principal but to the best of our knowledge is only being used by the Barloworld Group and must under no circumstances be disclosed to any third parties.

It is considered that if financial statements are being lodged with your office and placed on file for inspection, the confidentiality pertaining to the above arrangement will become null and void.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

Antonette Lefebvre

CM52

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 29/09/2005

Our Reference: 15666616
Box: **70544**
Sequence: **62**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM52 (Exemption from lodging annual financial statements) from you dated 01/09/2005.

The CM52 was accepted and placed on file.

Yours truly
Registrar of Companies
WLI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM52

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 29, 2005 08:45
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248** **SANDTON** **2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE** **180 KATHERINE STR** **SANDTON** **2146**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 29, 2005 08:45
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDDORF DRIVE, CENTURION RES ESTATE, COUNTRY CLUB, CENTURION, 0046
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 402, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 426 MENDELSON STREET, WATERKLOOF GLEN, PRETORIA,,0001
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZE DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 AUDOCIA PLACE, HURLINGHAM MANOR, SANDTON, 2146

SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS — SOUTH AFRICA

CM52

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 29, 2005 08:45

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
DIAMOND, BRANDON PETER	5104015066082	Director	19/11/2001	Postal: PO BOX 2031, RIVONIA, 2128 Residential: 11 RIVERCLUB ESTATES, COLERAINE ROAD, RIVERCLUB, SANDTON, 2196
TOMKINSON, ROBERT CHARLES	4107140000000	Director	19/11/2001	Postal: HOME FARM, WAPPENHAM TOWCESTER NN12 8SJ, ENGLAND, OOOO Residential: HOME FARM, WAPPENHAM TOWCESTER NN12 8SJ, ENGLAND, OOOO
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC.20004, USA, OOOO Residential: 301 NO VIEW TERRACE, ALEXANDRIA VA, USA, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
TAGER, LOUISE ARLENE	3511040040001	Director	01/10/1992	Postal: 48 -EIGHTH AVENUE, PLWER HOUGHTON, 2198 Residential: 48 -EIGHTH AVENUE, PLWER HOUGHTON, 2198
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
PHILLIPS, ANTHONY JOHN	4606065028086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 15 CRECSENT DRIVE, WESTCLIFF, JOHANNESBURG, 2001
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: OLD MUTUAL, P O BOX 66, CAPE TOWN, 8000 Residential: FLAT 20, CONNAUGHT HOUSE, DAVIES STREET, MAYFAIR,LONDON, 7785
LAMPRECHT, ANDRE JACOBUS	5209195126083	Director	15/12/1993	Postal: P O BOX 782248, SANDTON, 2146 Residential: 227 -7TH STREET, CHARTWELL, 2055
DAY, LESTER STUART	4610085059105	Director	01/10/1998	Postal: P O BOX 782248, SANDTON, 2146 Residential: 33 VICTORIA STREET, OAKLANDS, 2192
COWARD, MICHAEL DOUGLAS	5304275010081	Director	21/08/1995	Postal: P O BOX 263, ISANDO, 1600 Residential: 3 SHORT STREET, BRYANSTON, 2021

Certificate Issued by the Registrar of Companies & Close Corporations on Thursday, September 29, 2005 08:45

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
THERON, EDWARD PHILCOX	4104175016001	Director	01/05/1996	Postal: P O BOX 7725, JOHANNESBURG, 2000 Residential: 23 WESTCLIFF ROAD, HERMANUS, 7200
GOMERSALL, JOHN EDWARD	4609085119182	Director	17/10/1989	Postal: P O BOX 782248, SANDTON, 2146 Residential: 63 MOUNT STREET, BRYANSTON, 2021
CLEWLOW, WARREN ALEXANDER MORTEN	3607135065083	Director	12/11/1974	Postal: P O BOX 782248, SANDTON, 2146 Residential: 339 BEVERLEY ESTATE, LONEHILL, 2062

[Close]

Barloworld Limited - Directors dealing in securiti **2 Sep 2005**

RECEIVED

2006 JUL 13 A 11:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
(`Barloworld`)
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MICHAEL DOUGLAS COWARD
Company:	Barloworld Ltd
Date of Transaction:	2 September 2005
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	10,000 Options @ Rands 66.58
Option Strike Price	R36.70
Date Options Granted	29 May 2000
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 665,800.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

2 September 2005
Date: 02/09/2005 03:20:04 PM
Produced by the JSE SENS Department

[Close]

[Close]

Barloworld Limited - Directors Dealing In Securiti **15 Sep 2005**

Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
(`Barloworld`)
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	ANDRE JACOBUS LAMPRECHT
Company:	Barloworld Ltd
Date of Transaction:	14 September 2005
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	10,000 Options @ Rands 73.28
Option Strike Price	R36.70
Date Options Granted	29 May 2000
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 732,800.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

15 September 2005
Date: 15/09/2005 08:48:03 AM
Produced by the JSE SENS Department

[Close]

Barloworld brushes off sale rumours	27 Sep 2005

Barloworld brushes off sale rumours
Carli Lourens

E-Mail article Print-Friendly

Trade and Industry Editor

BARLOWORLD has denied rumours that it plans to sell its troubled Australian paint business, but some analysts believe this may be on the cards.

The Sydney Morning Herald reported yesterday there was speculation that Barloworld could sell unprofitable Australian operation Taubmans, which is one of BarloworldÆs two major paint brands in that market.

BarloworldÆs Australian MD, Garth Smart, was quoted as saying conditions were difficult, but that there were ôno immediate plansö to sell the business.

The newspaper quoted an unnamed paint supplier as saying that Barloworld was already running down much of its stock, and had informed its distributors that a major announcement would be made this week.

Smart denied this.

An analyst in SA, who declined to be named, said the Australian paint market was weak, and retailers had all the power. In addition, Australia had served its purpose as a launch pad for BarloworldÆs paint production activities into China, he said. These factors alone made a good case for the business to be sold. ôI wouldnÆt be surprised if they do,ö said the analyst.

Another analyst said it was not in BarloworldÆs nature to sell a business after one bad set of results ù unless the group received a ôridiculousö offer.

He said, however that paint producers were always at ransom to retailers in Australia. Retailers such as Bunnings enjoyed a skewed balance of power as paint had to be sold under the retailerÆs name, preventing paint suppliers from building brands.

Barloworld attributed the loss reported by the Australian business earlier this year to weak industry conditions, which led to a 12% decline in sales, and a de-stocking exercise by the largest customer, Bunnings. Lower building activity

fuelled competition, it said.

BarloworldÆs paint division had revenue of R2,4bn in the year to September last year.

The Southern African and the Australia and Asian divisions had contributed almost equally to revenue.

But the Australian and Asian operationsÆ contribution to operating profit was only R23m, while the southern African division delivered R215m.

Barloworld said in May this year that despite the pressures in the Australian market, the business had improved its market share ôslightlyö.

The group expected an improved performance from the business in Australia in the second half of the financial year.

Barloworld rival Wattyl in Australia launched a $50m takeover for Taubmans 10 years ago, but the deal was blocked by competition authorities.

The Herald said that with the growing market power of retailers such as Bunnings it was argued the competition authorities would now approve such a deal.

BarloworldÆs global coatings head office in SA could not be reached for comment yesterday.

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

21 SEP 2005
COPY
Lindsay M Reid

Registration No. of company: 1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -09- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 25 AUGUST 2005

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	15 000 000.00
500 000	6% CUM PREF	R2.00	1 000 000.00
Total		Total	16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 685 543	ORDINARY	R0.05	R11 384 277.15
375 000	6% CUM PREF	R2.00	R 750 000.00
Total		Total	R12 134 277.15

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 134 277.15
Stated capital R
Premium account R 1 420 864 264.70
Total issued capital R 1 432 998 541.85

Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
300	ORDINARY	R0.05	R45.65	R 13 710.00
5 000	ORDINARY	R0.05	R42.95	R215 000.00
10 000	ORDINARY	R0.05	R40.95	R410 000.00
	Total(s)		Total(s)	R638 710.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
27 700 843	ORDINARY	R0.05	R6.24285000868	R1 421 502 209.70	R11 385 042.15
375 000	6%CUM PREF	R2.00	-		R 750 000.00
Total			Total		R12 135 042.15

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 135 042.15

Stated capital R

Premium account R 1 421 502 209.70

Total issued capital R 1 433 637 251.85

Certified correct.

Date ____________ Signature ____________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 25 AUGUST 2005

Name of Company BARLOWORLD LIMITED

Postal Address

Date of receipt by Registrar of Companies
Date stamp of Registration Office
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -09- 22 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	25-Aug-05	Arnold VEC	45.70	300	15.00	-	15.00	13,695.00	13,710.00
	08-Sep-05	Dent PK	43.00	5,000	250.00	-	250.00	214,750.00	215,000.00
	08-Sep-05	Dent PK	41.00	10,000	500.00	-	500.00	409,500.00	410,000.00
SUB TOTAL				15,300	765.00	0.00	765.00	637,945.00	638,710.00
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,685,543	11,384,277.15	750,000.00	12,134,277.15	1,420,864,264.70	1,432,998,541.85
TOTAL				**227,700,843**	**11,385,042.15**	**750,000.00**	**12,135,042.15**	**1,421,502,209.70**	**1,433,637,251.85**

shares.wk1

Mon, 26 Sep 2005	Media Comment [A]

Barloworld to fuel Avis expansion

Barloworld is planning to expand its Avis car rental fleet in order to meet the increasing demand within the tourism industry. Business Report was told that Barloworld was looking to invest R1 billion annually in Avis for the next five years.

Tue, 27 Sep 2005 Media Comment [JLM]

Barloworld denies rumours of Taubmans disposal

Barloworld denied rumours following a report in the Sydney Morning Herald that it plans to sell Taubmans, its major paint brand in Australia. Business Day, however, had been informed that Barloworld was already running down much of its stock, and was planning on making a major announcement during the week.

[Close]

Barloworld Limited **30 Sep 2005**

Barloworld Limited
(Registration number 1918/000095/06)
ISIN Code: ZAE000026639
JSE Code: BAW
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	BRANDON PETER DIAMOND
Company:	Barloworld Ltd
Date of Transaction:	30 September 2005
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	8,333 Options @ Rands 71.23
Option Strike Price	R45.70
Date Options Granted	25 September 2001
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 593,559.59
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.
Director:	BRANDON PETER DIAMOND
Company:	Barloworld Ltd
Date of Transaction:	30 September 2005
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	20,000 Options @ Rands 80.02
Option Strike Price	R36.70
Date Options Granted	29 May 2000
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 1,600,400.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.
Director:	MICHAEL DOUGLAS COWARD
Company:	Barloworld Ltd
Date of Transaction:	30 September 2005
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	10,000 Options @ Rands 80.02
Option Strike Price	R36.70
Date Options Granted	29 May 2000
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 800,200.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

Date: 30/09/2005 02:08:07 PM
Produced by the JSE SENS Department

[Close]

Close

NOTICE OF ANNUAL GENERAL MEETING **20 Dec 2005**

Barloworld Limited - No Change Statement And Notice Of Annual General Meeting
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
("Barloworld" or "the company")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AUDITED RESULTS

Shareholders are advised that the company"s 2005 Annual Report containing the annual financial statements for the year ended 30 September 2005 was posted to shareholders today, Tuesday, 20 December 2005 and contains no modifications to the audited results which were published on 16 November 2005. The annual financial statements were audited by Deloitte and their report is available for inspection at the company"s registered office.

NOTICE OF ANNUAL GENERAL MEETING

The eighty ninth annual general meeting of Barloworld will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 26 January 2006 at 12:00 for the purpose of conducting the business as stated in the Notice of Annual General Meeting forming part of the 2005 Annual Report.

Sandton
20 December 2005
Sponsor
JP Morgan Equities Limited
Date: 20/12/2005 12:42:45 PM Produced by the JSE SENS Department

Close

[Close]

Barloworld Limited - Wattyl Ltd - takeover bid by **28 Dec 2005**

BAW BAWP
BAW
Barloworld Limited - Wattyl Ltd - takeover bid by Allco Equity Partners
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
Wattyl Ltd - takeover bid by Allco Equity Partners
Barloworld Limited has been advised of the recent takeover offer by Allco Equity Partners Limited for Wattyl Limited.
Barloworld has a significant investment in the coatings industry in Australia through its Taubmans, Bristol and White Knight brands and its colourant systems offer. It has appointed ANZ Investment Bank to review the terms of the Allco proposal and advise it on a range of alternatives.
Barloworld expects to complete its consideration in early February 2006.
For background information on Barloworld visit www.barloworld.com
Issued by Barloworld corporate communication: Contact Mark Drewell ph +27 11 445 1155 or Email invest@barloworld.com
Date: 28/12/2005 11:07:28 AM Produced by the JSE SENS Department

[Close]

COPY Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -01- 03 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 30 NOVEMBER 2005

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6 % CUM PREF	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 791 755	ORDINARY	R0.05	11 389 587.75
375 000	6 % CUM PREF	R2.00	750 000.00
Total		Total	12 139 587.75

REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS 2003 -0- 03

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 139 587.75

Stated capital R

Premium account R 1 425 059 086.50

Total issued capital R 1 437 198 674.25

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
3 166	ORD	R0.05	R45.65	R 144 686.20
3 500	ORD	R0.05	R47.60	R 166 775.00
2 500	ORD	R0.05	R36.65	R 91 750.00
	Total(s)		Total(s)	R 403 211.20

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
227 800 921	ORDINARY	R0.05		1 425 461 839.40	11 390 046.05
375 000	6% CUM PREF	R2.00			750 000.00
	Total		Total		R12140 046.05

Summary of issued capital prior to allotment: *R6.2574893 6019.

Amount of issued paid-up capital R 12 140 046.05

Stated capital R

Premium account R 1 425 461 839.40

Total issued capital R 1 437 601 885.45

Certified correct.

Date 2005 -12- 30 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

BARLOWORLD LIMITED
P O BOX 782248
SANDTON 2146
SOUTH AFRICA

(To be completed by company/Moet deur maatskappy ingevul word) CM15

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -01- 03
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Acknowledgment of receipt of return of allotments, dated

Name of Company

Postal Address

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	30-Nov-05	Walker WR	45.70	1,500	75.00	-	75.00	68,475.00	68,550.00
	30-Nov-05	Walker WR	47.65	3,500	175.00	-	175.00	166,600.00	166,775.00
	09-Dec-05	Limbada ZGH	36.70	2,500	125.00	-	125.00	91,625.00	91,750.00
	14-Dec-05	Smith RA	45.70	1,666	83.30	-	83.30	76,052.90	76,136.20
									-0.00
									0.00
									0.00
									0.00
									0.00
									0.00
									0.00
									0.00
									0.00
SUB TOTAL				9,166	458.30	0.00	458.30	402,752.90	403,211.20
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,791,755	11,389,587.75	750,000.00	12,139,587.75	1,425,059,086.50	1,437,198,674.25
TOTAL				**227,800,921**	**11,390,046.05**	**750,000.00**	**12,140,046.05**	**1,425,461,839.40**	**1,437,601,885.45**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -01- 03
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

[Close]

Barloworld Limited - Chairmans Statement **26 Jan 2006**

BAW
BAW
Barloworld Limited - Chairman"s Statement
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX Code: BWL
ISIN code: ZAE000026639
("Barloworld")
Proceedings at the Barloworld AGM
Chairman"s Statement
The Chairman of Barloworld, Mr WAM Clewlow made the following statement at the eighty-ninth annual general meeting of members ("AGM"):
"In southern Africa, cement demand during the first quarter of the financial year has exceeded expectations and this division will continue to contribute positively to the group. Increased volumes in the equipment division will, however, be offset by negative currency effects if the rand remains at current levels. The motor division continues to benefit from strong trading conditions in the retail operations, although the car rental business is being negatively affected by weaker rental rates. The coatings business continues to perform well.
Our equipment business in Iberia continues to operate at high levels of activity, and our car rental operations in Scandinavia, boosted by the recent acquisition of the Avis and Budget franchises in Denmark, are performing satisfactorily. While the industrial distribution business in the US is showing some of the benefits of the changes made in 2005, trading conditions in the UK have weakened and further restructuring is being undertaken in this region. The benefits of the restructuring initiatives taken last year in the scientific businesses are being realised with significant cost savings achieved.
Fixed capital formation in South Africa remains key to the outlook for the group, with details of the government"s Accelerated and Shared Growth Initiative due to be released soon. The combination of the proposed R370 billion of public-sector infrastructure spending and steadily improving business confidence should ensure a significant improvement in the low levels of investment in infrastructure that has characterised the economy since the early-eighties.
Looking at the prospects for this year, in my Chairman"s statement in our 2005 Annual Report I said:
"After taking relevant factors into account, including the economic prospects of the industries and countries where we operate, existing forward order books, market share prospects, competitive activities and our operating and management skills, I believe we can look ahead to further positive growth in the year that lies ahead."
I am pleased to report that this view is unchanged.
I also stated that certain interests no longer fit the future group profile and will be disposed of or prepared for disposal when appropriate, and we are making progress in this regard.
I would sincerely like to thank Louise Tager, who has reached the mandatory retirement age, for her valuable contribution to the board over the past 13 years. The board has appointed Sibongile Mkhabela as an independent non-executive director of the company with effect from 27 January 2006, and I would like to officially welcome her and look forward to her contribution to the company."
Results of the AGM
All the resolutions proposed at the AGM, including the special resolution authorising the directors of Barloworld to repurchase shares were passed with the requisite majorities.
The special resolution will be lodged for registration with CIPRO in due course.
Sandton
26 January 2006
Sponsor
J.P.Morgan Equities Limited
Date: 26/01/2006 01:57:16 PM Produced by the JSE SENS Department

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Barloworld Limited - Directors dealing in securiti **1 Feb 2006**

BAW
BAW
Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX Code: BWL
ISIN code: ZAE000026639
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	LESTER STUART DAY
Company:	Barloworld Ltd
Date Options Granted	29 May 2000
Class of Security:	Ordinary shares
Nature of transaction	Sale of shares at a share price of Rand 118.0004
Date Of Transaction	1 February 2006
Number of Options	10,000 ordinary shares @ R 118.0004
Total value:	R 1,180,004.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance of issue was granted by CEO of Barloworld Ltd - A J Phillips

1 February 2006
Date: 01/02/2006 11:24:02 AM Produced by the JSE SENS Department

Close

Form CM 15

COPY

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 4 JANUARY 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R 1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 800 921	ORDINARY	R0.05	11 390 046.05
375 000	6% CUM PREF	R2.00	750 000.00
Total		Total	12 140 046.05

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 140 046.05
Stated capital R
Premium account R 1 425 461 839.40
Total issued capital R 1 437 601 885.45

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
SEE ATTACHED SCHEDULE				
	Total(s)		Total(s)	R56 138 092.90

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
229 180 842	ORDINARY	R0.05	6.46446240148	1 481 530 936.25	11 459 042.10
375 000	6% CUM PREF	R2.00			750 000.00
	Total		**Total**		12 209 042.10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 209 042.10

Stated capital R

Premium account R 1 481 530 936.25

Total issued capital R 1 493 739 978.35

Certified correct.

Date 2006 -02- 02

Signature [signature]

~~Director/Manager~~/Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated

Name of Company BARLOWORLD LIMITED

Postal Address TO BE COLLECTED

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	04-Jan-06	Standard Bank	23.25	35,850	1,792.50	-	1,792.50	831,720.00	833,512.50
	04-Jan-06	Standard Bank	36.70	472,372	23,618.60	-	23,618.60	17,312,433.80	17,336,052.40
	04-Jan-06	Standard Bank	41.00	342,047	17,102.35	-	17,102.35	14,006,824.65	14,023,927.00
	04-Jan-06	Standard Bank	43.00	115,667	5,783.35	-	5,783.35	4,967,897.65	4,973,681.00
	04-Jan-06	Standard Bank	44.50	126,334	6,316.70	-	6,316.70	5,615,546.30	5,621,863.00
	04-Jan-06	Standard Bank	45.70	166,417	8,320.85	-	8,320.85	7,596,936.05	7,605,256.90
	04-Jan-06	Standard Bank	46.00	20,000	1,000.00	-	1,000.00	919,000.00	920,000.00
	04-Jan-06	Standard Bank	47.65	101,234	5,061.70	-	5,061.70	4,818,738.40	4,823,800.10
SUB TOTAL				1,379,921	68,996.05	0.00	68,996.05	56,069,096.85	56,138,092.90
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,800,921	11,390,046.05	750,000.00	12,140,046.05	1,425,461,839.40	1,437,601,885.45
TOTAL				**229,180,842**	**11,459,042.10**	**750,000.00**	**12,209,042.10**	**1,481,530,936.25**	**1,493,739,978.35**

shares.wk1

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Barloworld Limited - Directors dealing in securiti **3 Feb 2006**

BAW
BAW
Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX Code: BWL
ISIN code: ZAE000026639
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MICHAEL DOUGLAS COWARD
Company:	Barloworld Ltd
Date of Transaction:	2 February 2006
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	10,000 Options @ Rands 84.49
Option Strike Price	R36.70
Date Options Granted	29 May 2000
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 844,900.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

3 February 2006
Date: 03/02/2006 08:45:04 AM Produced by the JSE SENS Department

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[Close]

Barloworld Limited - Directors dealing in securiti **7 Feb 2006**

BAW
BAW
Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX Code: BWL
ISIN code: ZAE000026639
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	JOHN EDWARD GOMERSALL
Company:	Barloworld Ltd
Date of Transaction:	7 February 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares:	40,000 ordinary shares
Price per share	R 23.25
Total value:	R 930,000-00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd
Director:	JOHN EDWARD GOMERSALL
Company:	Barloworld Ltd
Date of Transaction:	7 February 2006
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	35,000 ordinary shares
Price per share	R 36.70
Total value:	R 1,284,500-00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd

7 February 2006
Date: 07/02/2006 12:32:06 PM Produced by the JSE SENS Department

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Close

Barloworld - Directors Dealing In Securities - Upd **9 Feb 2006**

BAW
BAW
Barloworld - Directors Dealing In Securities - Updated Version Of The Announcment Released On 7 February 2006
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES - UPDATED VERSION OF THE ANNOUNCMENT RELEASED ON 7 FEBRUARY 2006 @ 12.32
Ref no 41809 / 827801
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	JOHN EDWARD GOMERSALL
Company:	Barloworld Ltd
Date of Transaction:	07 February 2006
Class of Security:	Ordinary Shares
Nature of Transaction:	Purchase of Barloworld Ltd shares (Following the Exercise of Options)
Number of Shares:	40,000 ordinary shares
Option price:	R23.25
Total value:	R930,000-00
Vesting Period:	Vest within 5 years from date of grant of options
Nature of interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance:	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd
Director:	JOHN EDWARD GOMERSALL
Company:	Barloworld Ltd
Date of Transaction:	07 February 2006
Class of Security:	Ordinary Shares
Nature of Transaction:	Purchase of Barloworld Ltd shares (following the Exercise of Options)
Number of Shares:	35,000 ordinary shares
Option price:	R36.70
Total value:	R1,284,500-00
Vesting Period:	Vest within 5 years from date of grant of options
Nature of interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance:	Clearance to deal was granted by Mr WAM Clewlow Chairman of Barloworld Ltd

08 February 2006
Sponsor: J.P.Morgan Equities Limited
Date: 09/02/2006 08:17:36 AM Produced by the JSE SENS Department

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[Close]

Barloworld - Cautionary Announcement **10 Feb 2006**

BAW
BAW
Barloworld - Cautionary Announcement
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the announcement released on 28 December 2005, noting that Barloworld had engaged ANZ Investment Bank to assist in evaluating the company"s alternatives in respect of its position in the coatings industry in Australia. These deliberations are now close to finalisation and it is expected that an announcement will shortly be made. Accordingly, shareholders are advised to exercise caution when dealing in the Barloworld"s ordinary shares until such announcement is made.

Sandton
10 February 2006
Sponsor
JPMorgan Equities Limited
Date: 10/02/2006 08:03:59 AM Produced by the JSE SENS Department

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[Close]

Barloworld Limited announces A$321 million recomme **13 Feb 2006**

BAW
BAW
Barloworld Limited announces A$321 million recommended cash offer for Wattyl Limited
Barloworld Limited
ISIN: ZAE000026639
Share code: BAW
("Barloworld")
Barloworld Limited announces A$321 million recommended cash offer for Wattyl Limited

Barloworld Limited ("Barloworld") announced today that it intends to make a recommended cash offer for all the fully paid ordinary shares in Wattyl Limited ("Wattyl") for A$3.80 per share. The offer values Wattyl at A$321 million.

The directors of Wattyl have evaluated Barloworld"s proposed offer and have unanimously agreed to recommend that Wattyl shareholders accept the offer in the absence of a superior proposal. All Wattyl directors intend to accept the Barloworld offer for their personal shareholdings in the absence of a superior proposal.

The cash consideration of A$3.80 per share provides substantial value to Wattyl shareholders and represents:

- a A$0.55 per share (16.9%) premium to the AEP Financial Investments Pty Ltd ("AEP") offer of A$3.25 per share;
- a premium of 51.8% over the one month volume weighted average price of Wattyl shares to the close of trading on 5 December 2005 (being the day prior to AEP"s initial approach to Wattyl); and
- a consideration that falls well within the valuation range of A$3.59 - A$4.21 per share determined by independent expert Ernst & Young Transaction Advisory Services Ltd in response to the AEP offer.

Barloworld has operated in Australia since the acquisition of the Taubmans paint business in 1996. A year later the company expanded its paint interests through the acquisition of listed company Lanes Limited, which, in addition to its motor retail operations, owned the Bristol paint brand. Subsequently White Knight Paints was added to the coatings business.

Tony Phillips, Chief Executive Officer of Barloworld, said the proposed offer represents full and fair value for Wattyl and he believes it will be attractive to all shareholders.

"The acquisition of Wattyl is part of our strategy of building strong and competitive businesses in selected regions of the world. The combination of Wattyl with Barloworld"s existing Australian coatings operation will create a vibrant and sustainable business with the ability to provide the consumer with a full and competitive spectrum of coatings products," Mr Phillips said.

"The merged operation will be able to leverage off its greater scale to invest more heavily in research and development and brand marketing, as well as increasing manufacturing and distribution efficiencies.

"The inclusion of Wattyl"s operations within Barloworld will enhance our presence in Australia and New Zealand consistent with our strategy to expand the coatings business in the Asia-Pacific region," he said.

Barloworld has held preliminary discussions with the Australian Competition and Consumer Commission ("ACCC"). The company understands that the ACCC will undertake market enquiries over the next number of weeks to address competition issues. Given the structural and other changes in the Australian coatings market over the last decade, Barloworld is confident of a successful conclusion to the transaction and looks forward to assisting the ACCC with its enquiries.

The offer will be made through a wholly-owned subsidiary of Barloworld by way of an off-market takeover bid under the Australian Corporations Act 2001. The proposed offer is subject to the conditions set out in Appendix 1, which include:

- Barloworld acquiring 90% of Wattyl shares;
- receipt of all regulatory approvals, including those required under competition and foreign investment regulations;
- no material adverse change occurring in relation to Wattyl, including no material decrease in forecast FY2006 earnings;
- no material acquisitions, divestments or commitments being made or announced by Wattyl;
- no dividends declared or paid in excess of Wattyl"s reported after-tax profits before significant items (and, as normal, any dividend declared or paid will be adjusted against the offer price); and
- the S&P / ASX 200 index not falling below 4,200 points.

Wattyl has entered into a Pre-Bid Deed with Barloworld in relation to Barloworld"s proposed offer. This includes a break fee of $3.2 million payable to Barloworld in certain circumstances..

PRO FORMA FINANCIAL EFFECTS ON BARLOWORLD SHAREHOLDERS

The unaudited pro forma financial effects have been prepared for illustrative purposes only, in order to provide information about how the Wattyl acquisition might have affected the historical financial information presented by Barloworld. Due to their nature, the unaudited pro forma financial effects may not give a true reflection of Barloworld"s historical financial position.

The table below sets out the pro forma financial effects of the Wattyl acquisition on Barloworld shareholders based on the assumptions set out below:

	Before the Wattyl acquisition (Note 1) (SA cents per share)	After the Wattyl acquisition (SA cents per share)	Percentage change
Net profit per share (Notes 2,3)	897	886	(1,3)
Diluted net profit per share (Notes 2,3)	877	866	(1,3)
Headline earnings per share (Notes 2,3)	894	882	(1,3)
Diluted headline earnings per share (Notes 2,3)	874	862	(1,3)
Net asset value per share (Notes 4,5)	5790	5790	-
Net tangible asset value per share (Notes 4,5)	4475	4072	(9,0)

Notes:

1. The "Before the Wattyl acquisition" financial information has been extracted without adjustment, from the audited results of Barloworld for the year ended 30 September 2005.
2. The net profit and headline earnings per share calculations have been based on the assumption that the Wattyl acquisition was implemented on 1 October 2004 and that it was effective for the year ended 30 September 2005. Profit after taxation attributable to Wattyl shareholders in the year ended 30 June 2005 amounted to A$10 million (R48.5 million).
3. Net profit and headline earnings per share have been adjusted to include 100% of the audited attributable profit of Wattyl for the year ended 30 June 2005, and the interest paid on borrowings of approximately R1.586 billion (assuming a pre-tax interest rate of 6,6% per annum).
4. The net asset value and net tangible asset value per share calculations have been based on the assumption that the Wattyl acquisition was implemented on 30 September 2005. Net asset value per share is calculated as Barloworld Limited shareholders" equity divided by the total number of ordinary Barloworld shares in issue. The net assets of Wattyl totaled A$174 million (R844 million) at 30 June 2005.
5. Net asset value per share has been adjusted to include 100% of the net assets of Wattyl, the payment of the total consideration amounting to approximately R1.586 billion in cash from borrowings and R741 million in goodwill arising from the acquisition of Wattyl. Net tangible asset value per share excludes the goodwill of R741 million arising on the acquisition of Wattyl and intangible assets held within Wattyl"s accounts of R98 million.
6. Wattyl financial results used in the above calculations have been translated into Rand at an exchange rate of R4.85/A$.

ANZ Investment Bank is acting as financial adviser and Corrs Chambers Westgarth as legal adviser to Barloworld in relation to the proposed offer.

For further information contact Mark Drewell, Head of Corporate Communications, Barloworld Limited on +27 11 445 1155 or e-mail mdrewell@barloworld.com

For more information on Barloworld visit www.barloworld.com

13 February 2006

Sponsor

JPMorgan Equities Limited

Date: 13/02/2006 08:14:53 AM Produced by the JSE SENS Department

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Barloworld Limited - Directors Dealing in Securiti **16 Feb 2006**

BAW
BAW
Barloworld Limited - Directors Dealing in Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
Directors Dealing in Securities
In compliance with rule 3.63 to 3.74 of the JSE Limited Listing Requirements, the following information is disclosed:

Director:	Peter John Blackbeard
Company:	Barloworld Limited
Date of Transaction:	15 February 2006
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	20,000 Options at R78.17
Option Strike Price	R41.00
Date Options Granted	1 April 1998
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 1,563,400.00
Nature of Interest:	Direct/Beneficial
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

Sandton
10 February 2006
Sponsor
JPMorgan Equities Limited
Date: 16/02/2006 12:03:02 PM Produced by the JSE SENS Department

[Close]

CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

COPY

BARLOWORLD LIMITED
P O BOX 782248
SANDTON

2146

Registrasie No. van Maatskappy
Registration No. of Company

1918/000095/06

Opgawe van besonderhede soos op/
Return of Particulars as at 15 FEB 2006

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, SIBANI MNGOMEZULU
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed ______________________

Datum:
Date: 15 FEB 2006

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	TAGER
2. Volle voorname/Full forenames	LOUISE ARLENE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 3 5 1 1 1 0 4 0 0 4 0 0 8 4
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	1 October 1992 Director
6. Woonadres/Residential address	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
7. Besigheidadres/Business address	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
8. Posadres/Postal address	48 - EIGHTH AVENUE LOWER HOUGHTON 2198
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	Retired - 26 January 2006

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	MKHABELA
2.:	SIBONGILE
3.:	MTHEMBU
4.:	Jaar Maand Dag / Year Month Day 5 6 0 7 3 1 0 7 3 7 0 8 2
5.: (a)	27 January 2006
(b)	Director
6.:	15 STANRICH AVENUE, CYRILDENE, 2198
7.:	NELSON MANDELA CHILDREN'S FUND, 27 EASTWOLD WAY, SAXONWOLD, 2196
8.:	P O BOX 797, HIGHLANDS NORTH, 2037
9.:	SOUTH AFRICAN
10.:	Chief Executive Officer -Nelson Mandela Children's Fund
11.:	Yes
12.:	New Appointment - 27 January 2006

1.:	BAQWA
2.:	SELBY ALAN MASIBONGE
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 1 0 5 0 4 5 5 8 3 0 8 7
5.: (a)	21 January 2005
(b)	Director
6.:	1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195
7.:	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8.:	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	BLACKBEARD
2.:	PETER JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 7 0 5 1 1 1 5 0 9 1 0 8 3
5.: (a)	10 May 2004
(b)	Director
6.:	4 WOODLEA, HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 8WH UNITED KINGDOM
7.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9.:	SOUTH AFRICAN
10.:	ENGINEER
11.:	Yes
12.:	No Change

1.:	CLEWLOW
2.:	WARREN ALEXANDER MORTEN
3.:	
4.:	Jaar Maand Dag / Year Month Day 3 6 0 7 1 3 5 0 6 5 0 8 3
5.: (a)	12 November 1974
(b)	Director
6.:	186 BRYANSTON DRIVE BRYANSTON SANDTON
7.:	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	COWARD
2.:	MICHAEL DOUGLAS
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 3 0 4 2 7 5 0 1 0 0 8 1
5.: (a)	21 August 1995
(b)	Director
6.:	3 SHORT STREET BRYANSTON 2021
7.:	16 QUALITY ROAD ISANDO 1601
8.:	P O BOX 263 ISANDO 1600
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	DAY
2.:	LESTER STUART
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 6 1 0 0 8 5 0 5 9 1 0 5
5.: (a)	1 October 1998
(b)	Director
6.:	33 VICTORIA STREET OAKLANDS JOHANNESBURG 2192
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	DIAMOND
2.:	BRANDON PETER
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 5 | 1 | 0 | 4 | 0 | 1 | 5 | 0 | 6 | 6 | 0 | 8 | 2
5.: (a)	19 November 2001
5.: (b)	Director
6.:	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 2031 RIVONIA 2128
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 4 | 6 | 0 | 9 | 0 | 8 | 5 | 1 | 1 | 9 | 1 | 8 | 2
5.: (a)	17 October 1989
5.: (b)	Director
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 5 | 2 | 0 | 9 | 1 | 9 | 5 | 1 | 2 | 6 | 0 | 8 | 3
5.: (a)	15 December 1993
5.: (b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	LAUBSCHER
2.:	MARTIN
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 6 | 0 | 0 | 1 | 3 | 0 | 5 | 0 | 1 | 6 | 0 | 8 | 3
5.: (a)	9 May 2005
5.: (b)	Director
6.:	24 WALDORF DRIVE CENTURION RES.ESTATE & COUNTRY CLUB CENTURION
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 66511 HIGHVELD 1 0169
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	LEVETT
2.:	MICHAEL JOHN
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 3 | 9 | 0 | 6 | 0 | 6 | 5 | 0 | 3 | 1 | 0 | 0 | 2
5.: (a)	15 November 1995
5.: (b)	Director
6.:	40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT
7.:	
8.:	
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - SA MUTUAL LIFE ASS
11.:	Yes
12.:	No Change

1.:	NTSEBEZA
2.:	DUMISA BUHLE
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 4 | 9 | 1 | 0 | 3 | 1 | 5 | 1 | 2 | 1 | 0 | 8 | 3
5.: (a)	18 May 1999
5.: (b)	Director
6.:	2 SILVERDALE PINELANDS CAPE TOWN 7405
7.:	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.:	718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.:	SOUTH AFRICAN
10.:	JUDGE (Acting) - otherwise Practising Advocate
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	PFEIFFER
2.:	STEVEN BERNARD
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 7 | 0 | 1 | 1 | 9 | | | | | | |
5.: (a)	27 August 2001
5.: (b)	Director
6.:	301 NORTH VIEW TERRACE, ALEXANDRIA VA USA 22301
7.:	FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.:	801 PENNYSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.:	AMERICAN (470119 - USA)
10.:	ATTORNEY
11.:	No
12.:	No Change

1.:	PHILLIPS
2.:	ANTHONY JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 6 | 0 | 6 | 0 | 6 | 5 | 0 | 2 | 8 | 0 | 8 | 6 |
5.: (a)	21 August 1995
5.: (b)	Director
6.:	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	BRITISH
10.:	Chief Executive Officer
11.:	Yes
12.:	No Change

1.:	RODRIGUEZ DE CASTRO GARCIA DE LO
2.:	GONZALO
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 2 | 0 | 7 | 2 | 7 | | | | | | | |
5.: (a)	30 January 2004
5.: (b)	Director
6.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
7.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
8.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
9.:	SPANISH (420727SPAIN)
10.:	BUSINESSMAN
11.:	No
12.:	No Change

1.:	SURGEY
2.:	PETER MONTAGU
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 | 4 | 1 | 2 | 0 | 2 | 5 | 7 | 0 | 7 | 0 | 8 | 6 |
5.: (a)	21 August 1995
5.: (b)	Director
6.:	58 BOUNDARY LANE SANDHURST 2196
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	THERON
2.:	EDWARD PHILCOX
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 | 1 | 0 | 4 | 1 | 7 | 5 | 0 | 1 | 6 | 0 | 0 | 1 |
5.: (a)	1 May 1996
5.: (b)	Director
6.:	23 WESTCLIFF ROAD, HERMANUS 7200
7.:	C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.:	P O BOX 7725, JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	THOMSON
2.:	CLIVE BRADNEY
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	6 | 6 | 0 | 5 | 3 | 1 | 5 | 0 | 1 | 5 | 0 | 8 | 1 |
5.: (a)	1 April 2003
5.: (b)	Director
6.:	186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	TOMKINSON
2.:	ROBERT CHARLES
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 1 0 7 1 4
5.: (a)	19 November 2001
5.: (b)	Director
6.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9.:	BRITISH (1941.07.14)
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	18 October 1927
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -02- 16 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 15 FEB 2006

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -02- 16 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Datum ontvang
Date received

Posadres
Postal address P O BOX 782248 SANDTON

2146

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

Registrasie No. van maatskappy
Registration No. of company

1918/000095/06

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	BARNETT
2. Volle voorname/ Full Forenames	MICHAEL JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 4 2 0 6 1 3 5 0 9 9 0 8 2
5. (a) Datum van aanstelling/Date of appointment	30 June 2005
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	23 MARICO AVENUE RIVER CLUB SANDTON 2149
8. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11. Beroep/Occupation	GROUP COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	Retired - 30 June 2005

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	MNGOMEZULU	
2.:	SIBANI	
3.:		
4.:	Jaar Year / Maand Month / Dag Day: 7 2 0 2 1 4 6 1 2 4 0 8 1	Jaar Year / Maand Month / Dag Day:
5.: (a)	30 June 2005	
(b)	Secretary	
6.:		
7.:	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125	
8.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON	
9.:	P O BOX 782248 SANDTON 2146	
10.:	SOUTH AFRICAN	
11.:	GROUP SECRETARY	
12.:	Yes	
13.:	New Appointment - 30 June 2005	

Close

Barloworld - Directors Dealing in Securities **22 Feb 2006**

BAW
BAW
Barloworld - Directors Dealing in Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
Directors Dealing in Securities
In compliance with rule 3.63 to 3.74 of the JSE Limited Listing Requirements, the following information is disclosed:

Director:	MICHAEL DOUGLAS COWARD
Company:	Barloworld Ltd
Date Options Granted	N/A
Class of Security:	Ordinary shares
Nature of transaction	Sale of shares at a share price of Rand 117.40
Date Of Transaction	21 February 2006
Number of Options	5,000 ordinary shares at R117.40
Total value:	R 587,000.00
Nature of Interest:	Direct Beneficial
Confirmation of Clearance	Clearance to deal was granted by CEO of Barloworld Ltd - A J Phillips

22 February 2006
Date: 22/02/2006 02:14:17 PM Produced by the JSE SENS Department

Close

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 7 FEBRUARY 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R 1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
229 180 842	ORDINARY	R0.05	R11 459 042.10
375 000	6% CUM PREF	R2.00	R 750 000.00
Total		Total	R12 209 042.10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 12 209 042.10
Stated capital	R
Premium account	R 1 481 530 936.25
Total issued capital	R 1 493 739 978.35

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
85 733	ORDINARY	R0.05	R30.174599629	R2 591 245.60
	Total(s)		Total(s)	2 591 245.60

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
229 266 575	ORDINARY	R0.05	R6.4733286795	R1 484 117 895.20	R11 463 328.75
375 000	6%CUM PREF	R2.00			R 750 000.00
	Total			Total	R12 213 328.75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital **R** 12 213 328.75

Stated capital **R**

Premium account **R** 1 484 117 895.20

Total issued capital **R** 1 496 331 223.95

Certified correct.

Date 24/02/2006 Signature ______________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated ______________

Name of Company ______________

Postal Address ______________

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO.	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	07-Feb-06	Gomersall JE	23.25	40,000	2,000.00	-	2,000.00	928,000.00	930,000.00
	07-Feb-06	Gomersall JE	36.70	35,000	1,750.00	-	1,750.00	1,282,750.00	1,284,500.00
	10-Feb-06	Volpert HF	43.00	950	47.50	-	47.50	40,802.50	40,850.00
	17-Feb-06	Withery GP	23.25	3,750	187.50	-	187.50	87,000.00	87,187.50
	17-Feb-06	Withery GP	36.70	3,000	150.00	-	150.00	109,950.00	110,100.00
	17-Feb-06	Withery GP	45.70	2,033	101.65	-	101.65	92,806.45	92,908.10
	17-Feb-06	Van Zijl JW	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
SUB TOTAL				85,733	4,286.65	0.00	4,286.65	2,586,958.95	2,591,245.60
Adjustment to Share Premium								0.00	0.00
Balance b/f				229,180,842	11,459,042.10	750,000.00	12,209,042.10	1,481,530,936.25	1,493,739,978.35
TOTAL				**229,266,575**	**11,463,328.75**	**750,000.00**	**12,213,328.75**	**1,484,117,895.20**	**1,496,331,223.95**

shares.wk1

[Close]

Barloworld Limited - Directors dealing in securiti **14 Mar 2006**

BAW
BAW
Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	ANDRE JACOBUS LAMPRECHT
Company:	Barloworld Ltd
Date of Transaction:	13 March 2006
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	8,666 Options @ Rands 74.46
Option Strike Price	R45.70
Date Options Granted	25 September 2001
Vesting Period	Three years after date of issue at a tranch of one third per annum from the third year.
Total value:	R 645,270.36
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips, CEO of Barloworld Ltd.

Sponsor
JPMorgan Equities Limited
Date: 14/03/2006 09:24:07 AM Produced by the JSE SENS Department

[Close]

[Close]

Barloworld Limited - Directors Dealing In Securiti **17 Mar 2006**

BAW
BAW
Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MARTIN LAUBSCHER
Company:	Barloworld Ltd
Date Options Granted	29 May 2000
Class of Security:	Ordinary shares
Nature of transaction	Sale of shares at a share price of Rand 124.00
Date Of Transaction	15 March 2006
Number of Options	10,000 ordinary shares @ R 124.00
Total value:	R 1,240,000.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance of issue was granted by CEO of Barloworld Ltd - A J Phillips

Sponsor
JPMorgan Equities Limited
Date: 17/03/2006 08:22:05 AM Produced by the JSE SENS Department

[Close]

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -03- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

COPY
20 MAR 2006
Lindsay M Reid

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 2 MARCH 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6%CUM PREF	R2.00	R 1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
Total		Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
229 266 575	ORDINARY	R0.05	R11 463 328.75
375 000	6% CUM PREF	R2.00	R 750 000.00
Total		Total	R12 213 328.75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 213 328.75

Stated capital R

Premium account R 1 484 117 895.20

Total issued capital R 1 496 331 223.95

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -03- 23 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
25 884	ORD	R0.05	43.1558453098	R1 118340.10
	Total(s)		Total(s)	R1 118 340.10

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
229 292 459	ORDINARY	R0.05	R6.47746963671	1 485 234 941.10	11 464 622.95
375 000	6%CUM PREF	R2.00			750 000.00
Total			Total	1 485 234 941.10	R12 214 622.95

Summary of issued capital prior to allotment:

Amount of issued paid-up capital **R** 12 214 622.95

Stated capital **R**

Premium account **R** 1 485 234 941.10

Total issued capital **R** 1 497 449 564.05

Certified correct.

Date ______________________ Signature ______________________

~~Director/Manager/~~Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated ______________________

Name of Company ______________________

____

Postal Address ______________________

____

____

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO. OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	02-Mar-06	Volpert HF	23.25	2,500	125.00	-	125.00	58,000.00	58,125.00
	02-Mar-06	Volpert HF	43.00	4,050	202.50	-	202.50	173,947.50	174,150.00
	06-Mar-06	Blackbeard JP	47.65	13,334	666.70	-	666.70	634,698.40	635,365.10
	13-Mar-06	Kotze SWJ	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
	15-Mar-06	Liebenberg P	41.00	5,000	250.00	-	250.00	204,750.00	205,000.00
SUB TOTAL				25,8[illegible]4	[illegible]4.20	0.00	1,294.20	1,117,045.90	1,118,340.10
Adjustment to Share Premium								0.00	0.00
Balance b/f				229,266	11,463,[illegible]	750,000.00	12,213,328.75	1,484,117,895.20	1,496,331,223.95
TOTAL				**229,292**	**[illegible]464,6[illegible]**	**750,000.00**	**12,214,622.95**	**1,485,234,941.10**	**1,497,449,564.05**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2006 -03- 23

shares.wk1

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Barloworld Limited - Directors dealing in securiti **24 Mar 2006**

BAW
BAW
Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements of the JSE Limited, the following information is disclosed:

Director:	PETER MONTAGUE SURGEY
Company:	Barloworld Ltd
Date of Transaction:	24 March 2006
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of Options and Sale of Shares
Number of options:	25,000 Options @ Rands 98.50
Option Strike Price	R36.70
Date Options Granted	29 May 2000
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 2,462,500.00
Nature of Interest:	Direct/Beneficial
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

Sponsor:
J.P.Morgan Equities Limited
Date: 24/03/2006 04:24:54 PM Produced by the JSE SENS Department

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Barloworld Limited - Update on Barloworlds offer f **24 Mar 2006**

BAW
BAW
Barloworld Limited - Update on Barloworld"s offer for Wattyl
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
UPDATE ON BARLOWORLD"S OFFER FOR WATTYL
Shareholders are referred to announcement of 13 February 2006 detailing Barloworld"s intention to make a recommended cash offer for all the fully paid ordinary shares in Wattyl Limited for A$3.80 per share ("the offer"). The announcement stated that the Australian Competition and Consumer Commission ("ACCC") would undertake market enquiries to address competition concerns.
Yesterday, the ACCC released a "Statement of Issues" which summarises its position on the offer.
Barloworld notes the early release by the ACCC of its Statement of Issues in connection with the offer. After conducting market enquiries, the ACCC has formed the preliminary view that a merger of the second and third largest suppliers of architectural and decorative paint has the potential to lead to a significant reduction in competition and increased prices.
As is pointed out in the Statement of Issues, it is the ACCC"s preliminary view only and not a final decision about the proposed acquisition. The ACCC will now proceed to a second phase of further market enquiries pursuant to the ACCC"s Merger Review Process Guidelines. We note the ACCC"s guidelines state:
"Providing a Statement of Issues does not indicate that the ACCC is likely to oppose the merger or that it will not ultimately receive approval."
The issues raised in the Statement of Issues are matters which Barloworld is discussing with the ACCC. Barloworld remains convinced of the benefits to the industry and consumers of the merger and will continue to work with the ACCC to address its concerns.
If appropriate, Barloworld will provide certain undertakings to the ACCC.
Media enquiries please contact:
Mark Drewell, Head of Corporate Communications, Barloworld Limited on +27 11 445 1155 or e-mail mdrewell@barloworld.com
24 March 2006
Sponsor: J.P.Morgan Equities Limited
Date: 24/03/2006 04:53:17 PM Produced by the JSE SENS Department

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Barloworld Limited - Directors dealing in securiti **27 Mar 2006**

BAW
BAW
Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	PETER BRANDON DIAMOND
Company:	Barloworld Ltd
Date of Transaction:	27 March 2006
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of Options and cession of Shares
Number of options:	8,333 Options @ Rands 90.07
Option Strike Price	R45.70
Date Options Granted	25 September 2001
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 750,553.31
Nature of Interest:	Direct/Beneficial
Confirmation of Clearance	Clearance to deal was granted by Mr A J Phillips. CEO of Barloworld Ltd.

27 March 2006
Sponsor: J.P.Morgan Equities Limited
Date: 27/03/2006 02:46:22 PM Produced by the JSE SENS Department

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Barloworld Limited - Share Repurchase Announcement **12 Apr 2006**

BAW
BAW
Barloworld Limited - Share Repurchase Announcement
BARLOWORLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1918/000095/06)
SHARE CODE: BAW
ISIN: ZAE000026639
("Barloworld" or "the Company")

Specific repurchase by Barloworld of its own ordinary shares held by its wholly owned subsidiary Barloworld Investments (Pty) Limited ("Barloworld Investments")

1. Introduction and rationale for the specific repurchase

Barloworld Investments acquired ordinary shares in Barloworld in 2000 and 2003 pursuant to general authorities granted to Barloworld by its ordinary shareholders on 26 January 2000 and 30 January 2003, respectively.

Accordingly, Barloworld Investments holds a total of 19 090 900 Barloworld shares, constituting 8.3% of the entire ordinary issued share capital of Barloworld ("treasury shares").

The repurchase of the treasury shares is being conducted in order to simplify the capital structure of the Company. The treasury shares will, following their acquisition, be cancelled as issued shares and restored to the status of authorised shares.

2. The specific repurchase

Barloworld and Barloworld Investments entered into a share acquisition and disposal agreement on 05 April 2006. In terms of that agreement, Barloworld will, subject to the approval of Barloworld ordinary shareholders, acquire from Barloworld Investments the treasury shares. The acquisition will occur on or about 22 May 2006. It is intended that the shares will be acquired at market value.

The specific repurchase will have no financial effect on Barloworld or its shareholders, other than in respect of transaction costs that are normally incurred in transactions of this nature. As the specific repurchase is intra-group, no cash will be utilised for the specific repurchase (other than those transaction costs).

3. Conditions

The repurchase is subject to the passing at the general meeting referred to below of the special resolution necessary to implement the repurchase and the subsequent registration thereof by the Registrar of Companies. In terms of the Listings Requirements and the provisions of the Companies Act, 61 of 1973 Barloworld Investments will be excluded from voting at the meeting.

4. Circular and general meeting

A circular has been posted to shareholders today, 12 April 2006, including a notice convening a general meeting to be held at 10:00 on Thursday, 18 May 2006 at 180 Katherine Street, Sandton for the purpose of considering and if deemed fit passing the special resolution necessary to implement the repurchase.

Sandton
12 April 2006

Sponsor
JPMorgan Equities Limited
Attorneys
Bowman Gilfillan Inc.

Date: 12/04/2006 12:45:11 PM Produced by the JSE SENS Department

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Barloworld - Preference Dividend No. 139 **3 Oct 2005**

Barloworld - Preference Dividend No. 139
BARLOWORLD LEADING BRANDS
Registration number 1918/000095/06
JSE code: BAWP & ISIN: ZAE000026647
PREFERENCE DIVIDEND NO. 139
Notice is hereby given that preference dividend no. 139 at the rate of 6% per annum for the year ended 30 September 2005 (being 6 cents per share) has been declared to all preference shareholders.
The salient dates for the preference dividend are as follows:

Last day to trade preference shares "cum" dividend	Friday, 21 October 2005
Preference shares trade "ex" dividend	Monday, 24 October 2005
Record date	Friday, 28 October 2005
Payment date	Monday, 31 October 2005

Share certificates may not be dematerialised or rematerialised between Monday, 24 October 2005 and Friday, 28 October 2005, both days inclusive.
By order of the Board
S Mngomezulu Sandton
Secretary 3 October 2005

RECEIVED
2006 JUL 13 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Barloworld Limited Registration number 1918/000095/06
Barloworld Corporate Office
180 Katherine Street
Sandton
PO Box 782248
Sandton 2146
South Africa
Telephone +27 11 445 1000
Facsimile +27 11 444 4170
www.barloworld.com
Transfer secretaries: Ultra Registrars (Pty) Ltd,
11 Diagonal Street
PO Box 4844
Johannesburg 2000
South Africa

Secretary: S Mngomezulu
Date: 03/10/2005 07:05:05 AM Produced by the JSE SENS Department

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Mon, 3 Oct 2005 Media Comment [A]

Barloworld confident about Caterpillar Venture

Barloworld told Business Day that the company feels confident that its Caterpillar joint venture in Siberia could create USD100 million in revenue next year (2006) and could even overtake its South African equipment business.

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

COPY
5 - OCT 2005
Lindsay M Reid

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 30 SEPTEMBER 2005

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	15 000 000.00
500 000	6% CUM PREF	R2.00	1000 000.00
	Total	Total	16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 700 843	ORDINARY	R0.05	R11 385 042.15
375 000	6% CUM PREF	R2.00	750 000.00
Total		Total	12 135 042.15

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 135 042.15

Stated capital R

Premium account R 1 421 502 209.70

Total issued capital R 1 433 637 251.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
2 333	ORDINARY	R0.05	R45.65	R106 618.10
	Total(s)		Total(s)	R106 618.10

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
Total		Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total			Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(e) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
227 703 176	ORDINARY	R0.05	6.24325376625	R1 421 608 711.15	R11 385 158.80
375 000	6% CUM PREF	R2.00			R750 000.00
	Total		Total		R12 135 158.80

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 135 158.80

Stated capital R

Premium account R 1 421 608 711.15

Total issued capital R 1 433 743 869.95

Certified correct.

Date ______ Signature ______

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 30 SEPTEMBER 2005

Name of Company BARLOWORLD LIMITED

P O BOX 782248

Postal Address SANDTON 2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	26-Sep-05	Jansen van Rensburg F	45.70	1,333	66.65	-	66.65	60,851.45	60,918.10
	26-Sep-05	Ehmke GA	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
SUB TOTAL				2,333	116.65	0.00	116.65	106,501.45	106,618.10
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,700,843	11,385,042.15	750,000.00	12,135,042.15	1,421,502,209.70	1,433,637,251.85
TOTAL				**227,703,176**	**11,385,158.80**	**750,000.00**	**12,135,158.80**	**1,421,608,711.15**	**1,433,743,869.95**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 06
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

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Barloworld acquires Avis and budget businesses in **27 Oct 2005**

Barloworld acquires Avis and budget businesses in Denmark
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
ISIN code: ZAE000026639
("Barloworld")

BARLOWORLD ACQUIRES AVIS AND BUDGET BUSINESSES IN DENMARK

Diversified industrial company Barloworld has reached agreement to acquire the Avis and Budget businesses in Denmark for DKK 170-million (R180-million) from privately owned Biludan Gruppen A/S ("the acquisition"). These businesses will be integrated with Barloworld"s existing Scandinavian car rental operations.

The acquisition will be financed from Barloworld"s internal resources. In addition, financing facilities, which support the rental fleet, of DKK 450-million (R475-million) will be taken over by Barloworld. The acquisition is expected to enhance earnings for the 2006 financial year.

The acquisition already has the approval of the Avis and Budget licensors and there are no significant suspensive conditions outstanding. Accordingly it is expected to be completed during November 2005.

"This is another example of our long-standing "pacman" strategy of adding adjacent territories to our existing operations," said Tony Phillips, Barloworld"s chief executive officer. "Our car rental operations in Norway and Sweden have performed well since they were acquired five years ago. Rental growth has compounded at 12% annually and now stands at over 1.5-million rental days per annum."

The Danish businesses have combined annual revenues exceeding DKK 250-million (R265-million), sell more than 600 000 rental days per year, and operate a peak season fleet of over 3 000 vehicles operating from more than 40 rental stations. The Avis license has been held in Denmark for 40 years, while Biludan has only recently acquired the Budget licence. The Budget business is small in comparison with the Avis operation.

The experienced operational management team in Denmark will stay in place with the exception of Ivan Nadelmann, chief executive and current majority owner of the business, who will retire as an executive but will join the board of Barloworld"s enlarged Scandinavian business as a non-executive director. Dag-Andre Johansen, currently CEO of Barloworld"s existing Scandinavian car rental business, will assume responsibility for the enlarged business.

Welcoming the Danish management team to Barloworld, Tony Phillips noted that their businesses were recognised as being of a high standard. The sharing of this operational excellence with Barloworld"s existing car rental operations in southern Africa and Scandinavia would be welcomed. The Danish team"s experience in used vehicle sales and in light commercial vehicle rentals was likely to bring benefits to Barloworld"s operations in Norway and Sweden. Phillips also noted the long history of support for a democratic South Africa from Denmark as well as the steadily increasing number of Scandinavian tourists to southern Africa.

"We have already identified numerous marketing opportunities as well as other synergies which stem from the natural integration of business in Scandinavia. The deal also has the same strategic logic as the original acquisitions in Sweden and Norway. These include a common Avis brand, Wizard rental system and principal in Avis Europe plc, as well as similar reporting systems and the same time zone as South Africa. "" concluded Phillips.

Avis Norway and Avis Sweden were purchased by Avis Southern Africa Limited in 2000, coinciding with Barloworld"s acquisition of its initial minority shareholding in Avis Southern Africa. In March 2004 Barloworld acquired full ownership of Avis Southern Africa. The Budget licence was acquired for Norway in 2004 and, earlier this year, for Sweden. Avis and Budget in Norway and Sweden rent vehicles from over 300 locations, two thirds of which are operated by sub-licensees.

Released on behalf of Barloworld Limited by Westcom. For further information contact Mark Drewell, Head of Corporate Communication, Barloworld Limited on +27 11 445 1202 or
e-mail mdrewell@barloworld.com
For more information on Barloworld visit www.barloworld.com
Sponsor:
J.P.Morgan Equities Limited
Date: 27/10/2005 12:00:04 PM Produced by the JSE SENS Department

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COPY

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 3 OCTOBER 2005

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6 % CUM PREF	R2.00	R 1 000 000.00
	Total	Total	R16 000 000.00

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2005 -11- 02

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 703 176	ORDINARY	R0.05	R11 385 158.80
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R12 135 158.80

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 12 135 158.80
Stated capital	R
Premium account	R 1 421 608 711.15
Total issued capital	R 1 433 743 869.95

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
3 780	ORDINARY	R0.05	R45.65	R[illegible]46.00
	Total(s)		Total(s)	R172 746.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTAHCED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
227 706 956	ORDINARY	R0.05	*	R1 421 781 268.15	R11 385 347.80
375 000	6% CUM PREF	R2.00			R 750 000.00
Total			Total		R12 135 347.80

*R6.2439079294

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 135 347.80

Stated capital R

Premium account R 1 421 781 268.15

Total issued capital R 1 433 916 615.95

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
-11- 02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Certified correct.

Date ______________ Signature ______________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated ______________

Name of Company ______________

Postal Address TO BE COLLECTED

Agent Code: BAW

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	03-Oct-05	Smith JDS	45.70	2,500	125.00	-	125.00	114,125.00	114,250.00
	10-Oct-05	Arnold VEC	45.70	400	20.00	-	20.00	18,260.00	18,280.00
	13-Oct-05	Christie ANC	45.70	880	44.00	-	44.00	40,172.00	40,216.00
SUB TOTAL				3,780	189.00	0.00	189.00	172,557.00	172,746.00
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,703,176	11,385,158.80	750,000.00	12,135,158.80	1,421,608,711.15	1,433,743,869.95
TOTAL				**227,706,956**	**11,385,347.80**	**750,000.00**	**12,135,347.80**	**1,421,781,268.15**	**1,433,916,615.95**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -11- 02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

shares.wk1

[Close]

Barloworld Limited - Directors Dealing In Securiti **18 Nov 2005**

Barloworld Limited - Directors Dealing In Securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX code: BWL
ISIN code: ZAE000026639
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Lester Stuart Day
Company:	Barloworld Ltd
Date of Transaction:	*18 November 2005*
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	8 300 ordinary shares
Price per share	R 45.70
Total value:	R 379 310.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr AJ Phillips CEO of Barloworld Ltd

Date: 18/11/2005 09:09:38 AM Produced by the JSE SENS Department

[Close]

Chief executive comments on Barloworld operations

Commenting on investors concerns of future performance of the group's international operations, Barloworld's chief executive, Tony Phillips, told Business Times he was confident that international business would contribute to increased earnings after a restructuring exercise.

Close

Barloworld - Directors Dealings **22 Nov 2005**

Barloworld - Director"s Dealings
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX code: BWL
ISIN code: ZAE000026639
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Steven B Pfeiffer
Company:	Barloworld Ltd
Date of Transaction:	21 November 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	1 000 ordinary shares
Price per share	R 111.28
Total value:	R 111 280.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr AJ Phillips CEO of Barloworld Ltd

22 November 2005
Date: 22/11/2005 08:37:20 AM Produced by the JSE SENS Department

Close

[Close]

Barloworld - Directors Dealing In Securities **24 Nov 2005**

Barloworld - Directors Dealing In Securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX code: BWL
ISIN code: ZAE000026639
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Clive Bradney Thomson
Company:	Barloworld Ltd
Date of Transaction:	24 November 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	19 000 ordinary shares
Price per share	R 23.25
Total value:	R 441,750.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr AJ Phillips CEO of Barloworld Ltd

24 November 2005
Date: 24/11/2005 09:24:21 AM Produced by the JSE SENS Department

[Close]

[Close]

Barloworld - Directors Dealing In Securities **25 Nov 2005**

Barloworld - Directors Dealing In Securities
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX code: BWL
ISIN code: ZAE000026639
("Barloworld")
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Anthony John Phillips
Company:	Barloworld Ltd
Date of Transaction:	25 November 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares:	13 333 ordinary shares
Price per share	R 45.70
Total value:	R 609 318.10
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr P M Surgey Executive Director, Human Resources of Barloworld Ltd

25 November 05
Date: 25/11/2005 09:18:16 AM Produced by the JSE SENS Department

[Close]

Close

Barloworld Limited - Directors Dealing **29 Nov 2005**

Barloworld Limited - Directors Dealing In Securities
BARLOWORLD LIMITED
Code: BWL
Isin: ZAE000026639
DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	Martin Laubscher
Company:	Barloworld Ltd
Date of Transaction:	28 November 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	6 666 ordinary shares
Price per share	R 45.70
Total value:	R 304 636.200
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr P M Surgey Executive Director, Human Resources of Barloworld Ltd

Director:	Martin Laubscher
Company:	Barloworld Ltd
Date of Transaction:	28 November 2005
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Ltd shares
Number of shares :	5 000 ordinary shares
Price per share	R 36.70
Total value:	R 183 500.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by Mr P M Surgey Executive Director, Human Resources of Barloworld Ltd

29 November 2005
Date: 29/11/2005 09:10:34 AM Produced by the JSE SENS Department

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Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

COPY

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 4 NOVEMBER 2005

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORD	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R 1 000 000.00
Total		Total	R16 000 000.00

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2005 -12- 01 REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
227 706 956	ORDINARY	R0.05	R11 385 347.80
375 000	6%CUM PREF	R2.00	R 750 000.00
Total		Total	R12 135 347.80

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 12 135 347.80
Stated capital	R
Premium account	R 1 421 781 268.15
Total issued capital	R R1 433 916 615.95

Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up Capital and Premium, (if any)
84 799	ORD	R0.05	.	R3 282 058.30
	Total(s)		Total(s)	R3 282 058.30

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2005-12-01

6. (a) Shares allotted otherwise than for cash: *R38.6539741034

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED SCHEDULE			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
227 791 755	ORD	R0.05		R1 425 059 086.50	R11 389 587.75
375 000	6%CUM PREF	R2.00			R 750 000.00
	Total		Total		R12 139 587.75

*R6.25597307725

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 12 139 587.75

Stated capital R

Premium account R R1 425 059 086.50

Total issued capital R 1 437 198 674.25

Certified correct.

Date 30/11/2005 Signature [signature]

~~Director/Manager~~/Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2005-12-01

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 4 NOVEMBER 2005

Name of Company BARLOWORLD LIMITED

Postal Address

COPY

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

BARLOWORLD LIMITED *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP AND PREM
	04-Nov-05	Gross	45.70	2,000	100.00	-	100.00	91,300.00	91,400.00
	14-Nov-05	Utting	45.70	1,000	50.00	-	50.00	45,650.00	45,700.00
	16-Nov-05	Cox	43.00	8,000	400.00	-	400.00	343,600.00	344,000.00
	16-Nov-05	Cox	41.00	10,000	500.00	-	500.00	409,500.00	410,000.00
	17-Nov-05	Day	45.70	8,300	415.00	-	415.00	378,895.00	379,310.00
	17-Nov-05	De Klerk	36.70	3,334	166.70	-	166.70	122,191.10	122,357.80
	17-Nov-05	De Klerk	45.70	4,166	208.30	-	208.30	190,177.90	190,386.20
	17-Nov-05	Murton	41.00	3,000	150.00	-	150.00	122,850.00	123,000.00
	22-Nov-05	Whitaker	36.70	1,000	50.00	-	50.00	36,650.00	36,700.00
	23-Nov-05	Thomson	23.25	19,000	950.00	-	950.00	440,800.00	441,750.00
	24-Nov-05	Phillips	45.70	13,333	666.65	-	666.65	608,651.45	609,318.10
	28-Nov-05	Laubscher	36.70	5,000	250.00	-	250.00	183,250.00	183,500.00
	28-Nov-05	Laubscher	45.70	6,666	333.30	-	333.30	304,302.90	304,636.20
SUB TOTAL				84,799	4,239.95	0.00	4,239.95	3,277,818.35	3,282,058.30
Adjustment to Share Premium								0.00	0.00
Balance b/f				227,706,956	11,385,347.80	750,000.00	12,135,347.80	1,421,781,268.15	1,433,916,615.95
TOTAL				**227,791,755**	**11,389,587.75**	**750,000.00**	**12,139,587.75**	**1,425,059,086.50**	**1,437,198,674.25**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -12- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

shares.wk1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The action you need to take is set out below. The interpretation and definitions commencing on page 3 of this circular apply to this "Action Required" section.

If you are in any doubt as to the action that you should take, please consult your CSDP/broker, attorney or other professional adviser immediately.

Action required

If you have dematerialised your Barloworld shares without "own name" registration:

(a) Voting at the general meeting

(i) Your CSDP/broker should contact you in the manner stipulated in the agreement concluded between you and your CSDP/broker to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions.

(ii) If you have not been contacted, it would be advisable for you to contact your CSDP/broker and furnish it with your voting instructions.

(iii) If your CSDP/broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.

(iv) You must NOT complete the attached form of proxy (blue).

(b) Attendance and representation at the general meeting

In accordance with the agreement between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the general meeting in person or if you wish to send a proxy to represent you at the general meeting and your CSDP/broker will issue the necessary letter of authority for you or your proxy to attend the general meeting.

If you have not dematerialised your Barloworld shares or you have dematerialised your Barloworld shares with "own name" registration:

(a) Voting, attendance and representation at the general meeting

(i) You may attend and vote at the general meeting in person.

(ii) Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains and returning it to the registered office of the Company or the transfer secretaries in South Africa to be received by no later than 10:00 on 16 May 2006. If you are registered at the Company's United Kingdom branch register, you may return your form of proxy to either of the transfer secretaries.

If you wish to dematerialise your Barloworld shares, please contact your broker. If you have disposed of your Barloworld shares, this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such Barloworld shares or the broker or other agent who disposed of your Barloworld shares for you.

Holders of Barloworld preference shares may attend but may not vote at the general meeting.

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW ISIN: ZAE000003547)
(Share code: BAWP ISIN: ZAE000026647)
("Barloworld" or "the Company")

Barloworld
Leading brands

Circular to Barloworld shareholders regarding the specific repurchase of Barloworld treasury shares and incorporating:

- **a notice of general meeting; and**
- **a form of proxy for use by certificated ordinary shareholders and dematerialised ordinary shareholders with "own name" registration only**

Sponsor

JPMorgan

Attorneys

BG Bowman Gilfillan Attorneys

Issue date: 12 April 2006

CORPORATE INFORMATION

Secretary and registered office

S Mngomezulu
180 Katherine Street
PO Box 782248, Sandton, 2146
South Africa

Telephone +27 11 445 1000
Telefax +27 11 444 4170
Website: www.barloworld.com

Sponsor

JPMorgan Equities Limited
1 Fricker Road, Illovo
Sandton, 2196
Private Bag X9936, Sandton, 2146
Johannesburg, South Africa

Telephone +27 11 507 0300
Telefax +27 11 507 0503

Attorneys

Bowman Gilfillan Inc.
165 West Street, Sandton
PO Box 785812, Sandton, 2146
South Africa

Telephone:+27 11 669 9000
Telefax: +27 11 669 9001

Transfer secretaries *(South Africa)*

Ultra Registrars (Pty) Limited
11 Diagonal Street
PO Box 4844, Johannesburg, 2000

Telephone +27 11 834 2266
Telefax +27 11 834 4398
e-mail: barloworld@ultrareg.co.za

Transfer secretaries *(United Kingdom)*

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

Transfer secretaries *(Namibia)*

Transfer Secretaries (Pty) Limited
Shop 8, Kaiser Krone Centre
Post Street Mall
Windhoek
Namibia
PO Box 2401
Windhoek
Namibia

TABLE OF CONTENTS

SALIENT DATES AND TIMES

	2006
Circular posted to shareholders on	12 April
Forms of proxy to be lodged by no later than 10:00 on	16 May
General meeting to be held at 10:00 on	18 May
Results of the general meeting released on SENS on	18 May
Results of the general meeting published in the press on	19 May
Registration of special resolution on or about	22 May
Repurchase Date on or about	22 May
Treasury shares to be de-listed and cancelled on or about	23 May

INTERPRETATION AND DEFINITIONS

In this circular and the attachments hereto, unless the context indicates otherwise, the words in the first column shall have the meanings assigned to them in the second column, the singular includes the plural and *vice versa*, an expression which denotes one gender includes the other genders, a natural person includes a juristic person and *vice versa*, and cognate expressions shall bear corresponding meanings.

"the Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Barloworld" or "the Company"	Barloworld Limited (registration number 1918/000095/06), a public company incorporated in accordance with the laws of South Africa and listed on the JSE;
"Barloworld Investments"	Barloworld Investments (Proprietary) Limited (registration number 1965/007346/07), a wholly-owned subsidiary of Barloworld;
"Barloworld ordinary shareholders"	the holders of Barloworld ordinary shares;
"Barloworld ordinary shares"	ordinary shares of 5 cents each in the issued share capital of Barloworld;
"Barloworld preference shares"	preference shares of R2,00 each in the issued share capital of Barloworld;
"Barloworld shareholders" or "shareholders"	the holders of Barloworld ordinary shares and Barloworld preference shares;
"the Board"	the Board of Directors of Barloworld from time to time;
"business day"	any day other than a Saturday, Sunday or an official public holiday in South Africa;
"certificated shareholders"	shareholders who hold Barloworld ordinary shares and/or Barloworld preference shares, represented by a share certificate or other documents of title, which Barloworld shares have not been dematerialised in terms of the requirements of STRATE;
"CSDP"	Central Securities Depository Participant;
"dematerialise" or "dematerialisation"	the process by which securities held by certificated shareholders are converted or held in an electronic form as uncertificated securities and recorded in a sub-register of security holders maintained by a CSDP;
"dematerialised shareholders"	shareholders who hold Barloworld ordinary shares and/or Barloworld preference shares which have been dematerialised in terms of the requirements of STRATE;
"electronic medium"	a method of electronic communication which includes, but is not limited to, facsimile, electronic data message (including, but not limited to, e-mail), bulletin board, internet website, CD ROM, computer network and any other method of electronic communication which is determined by the directors of the Company to be electronic medium;
"form of proxy"	the form of proxy (blue) attached to and forming part of this circular;

"general meeting"	the meeting of shareholders to be held at 10:00 on 18 May 2006 at 180 Katherine Street, Sandton, convened for the purposes of considering and, if deemed fit, passing the special resolution referred to in paragraph 3 below;
"the Group"	Barloworld and the companies in which Barloworld has a majority shareholding or which are wholly-owned subsidiaries of Barloworld;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company incorporated in accordance with the laws of South Africa, which is licensed as an exchange under the Securities Services Act, 2004 (Act 36 of 2004);
"last practicable date"	10 April 2006, being the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE;
"repurchase date"	the date on which the special resolution referred to in paragraph 3 below has been registered by the Registrar of Companies;
"repurchase price"	an amount equal to the closing price of a Barloworld ordinary share on the JSE on the business day prior to the repurchase date;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"the specific repurchase"	the acquisition by Barloworld of the treasury shares from Barloworld Investments and the subsequent cancellation of the treasury shares in terms of section 85 of the Act;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a public company incorporated under the laws of South Africa a registered central securities depository in terms of the Security Services Act, 2004 (Act 36 of 2004);
"this circular"	this document, dated 12 April 2006, including the attachments-hereto;
"transfer secretaries"	Ultra Registrars (Pty) Limited (registration number 2000/007239/07), a private company incorporated in South Africa and the transfer secretaries of Barloworld in South Africa; and Lloyds TSB Registrars and the transfer secretaries of Barloworld in the United Kingdom; and
"treasury shares"	19 090 900 Barloworld ordinary shares held by Barloworld Investments.

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
JSE share code: BAW
("Barloworld" or "the Company")

Barloworld
Leading brands

Barloworld directors

Independent non-executive
W A M Clewlow *(Chairman)*
S A M Baqwa
M J Levett
S Mkhabela
D B Ntsebeza
S B Pfeiffer †
G Rodriguez de Castro Garcia de los Rios ‡
E P Theron
R C Tomkinson *

Executive
P J Blackbeard
M D Coward
L S Day *
B P Diamond
J E Gomersall *
A J Lamprecht
M Laubscher
A J Phillips *(CEO)* *
P M Surgey
C B Thomson

* (British) † (USA) ‡ Spanish

CIRCULAR TO BARLOWORLD SHAREHOLDERS

1. INTRODUCTION

The purpose of this circular is to provide Barloworld shareholders with information on the specific repurchase of shares and to convene the general meeting at which Barloworld ordinary shareholders can vote on the special resolution required to implement the specific repurchase.

2. RATIONALE FOR THE SPECIFIC REPURCHASE

Barloworld Investments acquired the treasury shares in 2000 and 2003 pursuant to general authorities granted to Barloworld by Barloworld ordinary shareholders on 26 January 2000 and 30 January 2003, respectively. As a result, treasury shares total 19 090 900 shares and constitute 8.3% of the entire ordinary issued share capital of Barloworld.

The repurchase of the treasury shares is being conducted in order to simplify the capital structure of the Company. Accordingly, these treasury shares will, following their acquisition, be cancelled as issued shares and restored to the status of authorised shares. The cancellation of the treasury shares, following their acquisition, will not place the Company in breach of the spread regulations of the JSE. Further, the repurchase of treasury shares will not be conducted during the Company's closed period.

3. THE SPECIFIC REPURCHASE

Barloworld and Barloworld Investments entered into a share acquisition and disposal agreement on 5 April 2006. In terms of that agreement, Barloworld will acquire from Barloworld Investments, which will dispose of to Barloworld, the treasury shares, on the repurchase date; and the consideration payable by Barloworld to Barloworld Investments for each of the treasury shares is the repurchase price.

The acquisition and disposal of the treasury shares is subject to the fulfillment of certain suspensive conditions. The only suspensive condition that has not been fulfilled is the passing and registration of the special resolution necessary for the implementation of the acquisition and disposal of the treasury shares. This circular incorporates a notice of a general meeting of Barloworld shareholders. The general meeting has been convened for 18 May 2006 at 10:00 at 180 Katherine Street, Sandton. The purpose of the general meeting is to consider and, if deemed fit, pass the aforementioned special resolution. After the special resolution has been passed, it will be lodged with the Registrar of Companies for registration.

The specific repurchase will have no financial effect on Barloworld or its shareholders, other than in respect of transaction costs that are normally incurred in transactions of this nature. As the specific repurchase is intra-group, no cash will be utilised for the specific repurchase (other than those transaction costs). Application has been made to the JSE to terminate the listing of the treasury shares once they have been acquired. After the specific repurchase, the issued ordinary shares will reduce by a like number with a concomitant reduction in Barloworld's market capitalisation. In terms of the Listings Requirements and the provisions of the Act, Barloworld Investments will be excluded from voting on the special resolution of shareholders required to authorise the specific repurchase.

4. ADEQUACY OF CAPITAL

The directors of Barloworld have considered the impact of the specific repurchase and are of the opinion that the:

(i) Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of approval of this circular;

(ii) assets of the Group will be in excess of the liabilities of the Group for a period of 12 months after the date of approval of this circular. For this purpose the assets and liabilities were recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements of the Company;

(iii) share capital of the Group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of this circular; and

(iv) working capital of the Group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of this circular.

5. SHARE CAPITAL OF BARLOWORLD

The table below sets out the share capital of Barloworld before and after the specific repurchase:

	R
Authorised – before and after the specific repurchase	
500 000 non-redeemable cumulative preference shares of R2.00 each	1 000 000.00
300 000 000 ordinary shares of 5 cents each	15 000 000.00
Issued – before the specific repurchase	
375 000 non-redeemable cumulative preference shares of R2.00 each	750 000.00
229 292 459 ordinary shares of 5 cents each	11 464 622.95
Issued – after the specific repurchase	
375 000 non-redeemable cumulative preference shares of R2.00 each	750 000.00
210 201 559 ordinary shares of 5 cents each	10 510 077.95
Share Premium – before the specific repurchase	
229 292 459 ordinary shares	1 485 234 941.10
Share Premium – after the specific repurchase	
210 201 559 ordinary shares	1 238 829 692.10

6. MAJOR SHAREHOLDERS

Shareholders who beneficially held a 5% or more shareholding in the issued ordinary share capital of Barloworld as at 31 March 2006 were as follows:

Name of shareholder	Number of shares held	Percentage of issued share capital
Public Investment Corporation	35 197 284	15.3
Barloworld Investments	19 090 900	8.3
Sanlam	13 413 404	5.9

7. **MATERIAL CHANGE**

There has been no material change in the affairs or financial position of Barloworld since the publication of the audited financial statements for the year ended 30 September 2005.

8. **DETAILS RELATING TO DIRECTORS OF BARLOWORLD**

8.1 **Directors and Management**

The full details of directors and/or managers for Barloworld and Barloworld Investments are in Annexure A attached hereto.

8.2 **Directors' interests in Barloworld shares as at 31 March 2006**

Executive directors

Name	Direct Beneficial	Indirect Beneficial	Percentage of issued share capital
P J Blackbeard	13 334	–	–
M D Coward	19 415	–	–
L S Day	27 067	–	–
B P Diamond	8 904	11 766	–
J E Gomersall	185 000	1 000	–
A J Lamprecht	13 000	–	–
M Laubscher	26 666	–	–
A J Phillips	205 466	–	–
P M Surgey	71 278	–	–
C B Thomson	19 000	503	–
TOTAL			0.26

Non-executive directors

Name	Direct Beneficial	Indirect Beneficial	Percentage of issued share capital
W A M Clewlow	378 668	14 636	–
M J Levett	25 630	–	–
D B Ntsebeza	1 700	–	–
S B Pfeiffer	5 000	–	–
R C Tomkinson	–	2 000	
TOTAL			0.19

8.3 The options held by directors as at 31 March 2006 are set out below:

Name	Options held not yet exercised
P J Blackbeard	115 000
M D Coward	95 000
L S Day	78 400
B P Diamond	78 334
J E Gomersall	100 000
A J Lamprecht	78 334
M Laubscher	56 667
A J Phillips	113 334
P M Surgey	105 000
C B Thomson	102 500
TOTAL	**922 569**

9. **LITIGATION STATEMENT**

There are no legal or arbitration proceedings, including proceedings that are pending or threatened, of which Barloworld is aware, that may have or have had, in the 12-month period preceding the date of this circular, a material effect on the financial position of Barloworld.

10. **DIRECTORS' RESPONSIBILITY STATEMENT**

The directors, whose names are given on the first page of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular in relation to Barloworld and certify that, to the best of their knowledge and belief, no material facts have been omitted which would make any statement in this circular false or misleading, that all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law and the Listings Requirements.

11. **DOCUMENTS AVAILABLE FOR INSPECTION**

Copies of the following documents will be available for inspection at the registered office of the Company during business hours from the date of issue of this circular until the day of the general meeting:

(i) the memorandum and articles of association of Barloworld;

(ii) a signed copy of the agreement referred to in paragraph 3 above; and

(iii) a signed copy of this circular.

By order of the Board

BARLOWORLD LIMITED

A J Phillips
Chief Executive Officer

S Mngomezulu
Company Secretary

BARLOWORLD LIMITED BOARD OF DIRECTORS

Independent directors

W A M (Warren) Clewlow

OMSG CA(SA), DEcon (hc), Chairman

Warren (69) joined the group in 1963 and rose to the position of CEO by 1983. He became Deputy Chairman and Chief Executive in 1985 and Chairman in 1991. He retired as an executive in 1999. His numerous contributions to civil society include past Chairman of the State President Economic Advisory Council (1985). He is currently Deputy Chairman, Old Mutual Life Assurance Company (South Africa) Limited; Director, Old Mutual Life Holdings; Director, Old Mutual plc; Chairman, Nedbank Group; Director, Sasol Limited; Director, Rustenburg Wines (Pty) Limited; Chairman, Carl and Emily Fuchs Foundation and Honorary Treasurer, African Children's Feeding Scheme. He is also a trustee of Project South African Trust, the Nelson Mandela Children's Fund, the Colleges of Medicine Foundation and Business South Africa. He is a Fellow of the Duke of Edinburgh's Award World Fellowship and Chairman of both the President's Award for Youth Empowerment Trust and the Duke of Edinburgh's South African Foundation.

SAM (Selby) Baqwa

BJuris, LLB, MBA, DTech h.c

Selby (54) was admitted as an attorney of the Supreme Court of South Africa in 1976 and practised as such until 1988 (commercial, civil and criminal practice). In 1988 he was called to the Bar and Practised as an Advocate until 1995 when he was appointed as the Public Protector of the Republic of South Africa. He has been a member of the Durban Bar. He is a former President, General Secretary and Executive Committee Member of the National Association of Democratic Lawyers (Nadel). He has been a part-time lecturer of Law in Mercantile Law at the University of Natal and an instructor at the School for Legal Practice at Natal University. He is a Professor of Law (h.c.) at the same University. He took silk (elevated to Senior Counsel) during 1997. He is Group Executive Head: Governance and Compliance at Nedbank Group Limited and a member of the Executive Committee of Nedbank Limited. He also serves on the Council of the South African Institute of Directors and the South African Reserve Bank's Standing Committee for the Revision of the Banks Act, 1990.

Gonzalo Rodriguez de Castro‡

Gonzalo (63) studied at the School of Industrial Engineering in Madrid, then began his career with Canada Dry at their plant in Madrid. In 1970 he joined Bankinter rising to the position of controller general. He left the bank in 1986 to establish an IT consultancy business focused on strategies for marketing and management information systems for financial institutions, and has had published a book and numerous articles in this area. In 1989 he was appointed as CEO of the Madrid Stock Exchange and led the modernisation of the exchange over the next three years. He served as chairman of Euroquote in Brussels, the first attempt by the Federation of European Stock Exchanges to create a central European stock exchange. For the past decade he has worked as an IT consultant for clients in service industries. Gonzalo has been a non-executive director of Barloworld's Spanish equipment business since 1995.

M J (Mike) Levett

B Com, D Econ Sc (hc), FIA, FFA, FASSA

Mike (66) is Chairman of the Old Mutual South African Growth Assets Fund Limited and director of the Old Mutual South Africa Trust plc. He was appointed to the Barloworld board in 1985. He retired as Chief Executive of Old Mutual plc in 2001, and as Chairman in 2005. He was Chairman of Mutual & Federal Insurance Co. Limited, and director of SABMiller plc, of SASOL Limited and of Nedbank Limited. Mike is an

actuary, and a Fellow of the College of Medicine (hc). He was a member of the State President's Economic Advisory Council, Vice President of the Faculty of Actuaries in Scotland, President of the Actuarial Society of South Africa, Chairman of the Life Offices' Association and a member of the Policy Board for Financial Services and Regulation. He is a life governor of the University of Cape Town Foundation and a founding patron of the Red Cross Children's Hospital Trust. He is a trustee of the Nelson Mandela Children's Fund, The College of Medicine Foundation and the World Wide Fund for Nature (South Africa). Mike was Businessman of the Year, Cape Times 1990; Businessman of the Year, Die Burger/Kaapstad-Sakekamer 1995; and Businessman of the Year, Sunday Times 1999.

Sibongile (Bongi) Mkhabela

Chief Executive Officer, Nelson Mandela Children's Fund

With an honours degree in Social Work and several graduate diplomas, Bongi has immense experience in development issues nationally and internationally, gained from working in senior positions at the United Nations Development Programme, the United Nations Education Programme in South Africa and the South African Counsel of Churches. Bongi served in the office of the then Deputy President Mbeki as programmes director responsible for overall programming, with specific responsibility for NGO/Government partnerships and children's programs.

D B (Dumisa) Ntsebeza

LLB, BProc, BA, Masters law degree – LLM(International Law)

Dumisa (55), who joined the Barloworld board in 1999, completed his studies for a law degree while serving a long prison term for political activism in the mid-70s. He was admitted as an attorney in 1984 and practised in the Eastern Cape, mainly in the area of human rights. He represented a number of political prisoners throughout the 80s and early 90s. In 1995 he served as a commissioner on the Truth and Reconciliation Commission. He is the founder and former president of the South African National Association of Democratic Lawyers and a past president of South Africa's Black Lawyers Association. While still an attorney, he was appointed acting judge of the High Court of South Africa. In March 2000, he entered the bar and took chambers as a member of the Cape Bar. He has worked in private practice in Cape Town as an advocate since July 2000. In 2004, he served as a commissioner on the UN International Commission of Inquiry which investigated violations of international human rights and humanitarian law in Darfur, Sudan.

S B (Steve) Pfeiffert

BA, MA (Oxon), JD (Yale)

Steve (58) is partner of Fulbright and Jaworski LLP, a US based international law firm he joined in 1976, and is currently serving a four year term as chairman of the executive committee of that firm. He is a non-executive director of Iridium Holdings LLC (a satellite telephone company based in Washington, DC), chairman emeritus of Wesleyan University in Middletown, Connecticut, USA, a trustee of The Africa-America Institute in New York and a director of Project HOPE in Washington, DC. He has had a number of articles published on a range of business-related and legal topics, is prominent in civic and professional organisations, and served in the US Navy, from where he retired as Commander, US Naval Reserve. He was appointed to the Barloworld board in 2001.

E P (Eddie) Theron

BCom, LLB, FIBSA

Eddie (64) played a major role in banking in South Africa during his career. He was one of five executives involved in the formation of Standard Merchant Bank and retired as group chief executive of Standard Bank Investment Corporation Limited in 1995, following which he was appointed as a non-executive director. He was appointed to the Barloworld board in 1996 and also holds non-executive directorships on the boards of Mutual and Federal Insurance Co Limited and Pretoria Portland Cement Company Limited.

R C (Robert) Tomkinson*

MA, FCA, FCT

Robert (64) has been a non-executive director of Barloworld since 2001. He was group finance director of Electrocomponents plc, the major electronic and electrical distribution group, from 1986 until his retirement in 1997. Prior to that he was group finance director of Automotive Products plc. His earlier career was spent in the energy industries and merchant banking. Since 1997 he has been Chairman or on the board of a number of companies He is currently the non-executive Chairman of KIG Holdings Limited and a non-executive director of UGC Limited (The Unipart Group of Companies).

Executive directors

A J (Tony) Phillips*

BSc (Eng), Chief Executive Officer

Tony (59) joined Barloworld in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain. He made his mark when between 1992 and 1995, he led the turnaround to profit of the then listed Spanish subsidiary, Finanzauto SA. He was appointed to the Barloworld board in 1995 and became CEO on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers) and Business Against Crime. Tony is on the board of governors of Michaelhouse in Balgowan, KwaZulu-Natal; the Faculty of Engineering and the Built Environment Advisory Board of the University of Witwatersrand; is a director of NOAH (Nurturing Orphans of AIDS for Humanity), and WWF.

P J (John) Blackbeard

BSc Eng (Hons), Dip Bus M, Chief Executive Officer, Scientific

John (48) has an engineering degree from the University of Cape Town. He spent the first years of his career with Eskom in a variety of roles from operations, design, research and development, construction and project management to general management. He joined Barloworld in 1996 as Group Technical Director of Pretoria Portland Cement. He moved to Operations Director and then to Managing Director of PPC Cement in 1999. He was appointed as Chief Operating Officer of Pretoria Portland Cement in 2002. He was appointed to the Barloworld board in May 2004 and as Chief Executive Officer of the Scientific division in July 2004.

M D (Mike) Coward

CA(SA), Chief Executive Officer, Steel Tube

Mike (52) joined Barloworld in 1977 and worked on the financial side of the business, in the mining, electronics, steel and ferro-alloys disciplines, before moving across into an operational management role in 1990. In 1992 he was appointed to head the Steel Tube operations of the company as managing director of Barloworld Robor and was appointed to the Barloworld board in 1995.

L S (Lester) Day*

CA(SA), Chief Executive Officer, Equipment – Southern Africa, Iberia and Siberia

Lester (59) joined Barloworld in 1973 and worked in the equipment operations in South Africa, Zimbabwe and the United Kingdom, as well as holding a senior financial role at the Barloworld head office. In 1994 he was appointed financial director of Barloworld Equipment. A year later he was appointed managing director of the same business unit and joined the Barloworld board in 1998.

B P (Brandon) Diamond

ACIS, MBA, Chief Executive Officer, Industrial Distribution

Brandon (54) joined Barloworld in 1970. He initially worked in the Equipment division fulfilling various roles in accounting and finance. In a varied career he has been managing director of Barlow Shipping Services and later Circle Freight as well as Barloworld Namibia. He was appointed chief executive officer of Barloworld Motor in 1994 and his appointment to the Barloworld board took effect in 2001. Appointed to latest position 1 October 2003 and resides in Charlotte N.C.

M (Martin) Laubscher

B. Acc, B. Compt (Hons) C.T.A, M. Com (Business Management), Chief Executive Officer, Barloworld Motor

Martin (45) was given a Barloworld bursary in 1980. After completing studies joined the company's motor business in 1987 as trainee manager. In 1987 he was appointed as Financial Manager for the two BMW Auto Atlantic branches in Cape Town. In 1988 he transferred to Gauteng as BMI Head Office Accountant and became Franchise Financial Manager the following year. In 1989 he was made Dealer Principal for Barons Sandton and Franchise Director for VW/Audi in 1993. He joined the Barloworld Motor board in 1994 and became its Director: Group Franchise Operations in 2001. He joined the Barloworld board in 2005 a year after taking the leadership role in the motor business.

J E (John) Gomersall*

CA(SA), Chief Executive Officer, Pretoria Portland Cement

John (59) was appointed to the PPC board in 1992. He joined Barloworld Limited in 1971 and has completed over thirty years in capital-intensive commodity businesses. He started his career in Robor Limited and was subsequently transferred to Middelburg Steel & Alloys (Pty) Limited, ultimately being appointed group managing director in 1986. He was appointed to the Barloworld Limited board in 1989 and was appointed group managing director of PPC in 1992 and subsequently CEO. He is Chairman of Barloworld Logistics (Pty) Limited which was formed in October 2001 and heads up the Barloworld Group Strategy unit which was created in 2003.

In 1990 he led the business team that created the Middelburg Peace Forum, which was the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association which is headquartered in Paris as well as past chairman of the South African Cement and Concrete Institute.

A J (André) Lamprecht

BCom, LLB, PED-IMD, Chief Executive Officer, Barloworld Coatings

André (53) practised as an advocate of the High Court of South Africa prior to being invited to join the Barloworld group in 1981. From 1983, he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the Barloworld Limited board in 1993. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa and the Afrikaanse Handels Instituut (AHI) Board of Trustees, past president of the AHI and chairman of the Standing Committee on Corporate and Public Governance, a member of the Standing Committee on Economic Policy and he is also a director of the National Business Initiative (NBI), trustee of the Business Trust and business convenor of the Trade and Industry Chamber of the National Economic Development and Labour Advisory Council (Nedlac), member of its executive council and a member of the Retirements Funds Advisory Committee of the Minister of Finance. He is also a longstanding senior member of the Standards Committee of the International Labour Organization (ILO). He is CEO of Barloworld Coatings in addition to his responsibilities for Namibia, Botswana and public sector liaison.

P M (Peter) Surgey

BA, LLB, Executive Director, Human Resources

Peter (51) joined Barloworld from the legal profession in 1983 and worked in the human resources and industrial relations arenas until his appointment as managing director of Plascon Inks and Packaging in 1990. In 1992, he became Managing Director of Plascon and was appointed to the Barloworld board in 1995. With the expansion of the Coatings business into Southern Africa and Australia, he became Chief Executive of Coatings in 1997 which position he held until 2003. He is a past board and founding member of the Business Against Crime initiative in South Africa and a past President of the NOVA Paint Club, an alliance of international paint manufacturers. He is currently a Director of the National Business initiative and a trustee of the Presidents Trust and the Duke of Edinburgh Trust. His responsibilities include Human Resources, Group Risk and Legal Services, Black Economic Empowerment, Group Pensions and Medical Aid, Corporate Social Investment and Group Marketing

C B (Clive) Thomson

BCom (Hons), CA(SA), MPhil (Cantab), Finance Director.

Clive (39) joined Barloworld in March 1997 as Finance Director of the Barloworld Coatings division where he had overall financial responsibility for the group's paint interests in Southern Africa, Australia, and the United Kingdom. He was appointed to the Barloworld board as Finance Director on 1 April 2003. Previously he was a partner of Deloitte & Touche where he served in audit, technical advisory and education portfolios. He spent a year with Deloittes in Princeton, United States as part of an international project team designing and implementing technology solutions for the global practice. In 1993 he completed his Master of Philosophy (M.Phil) degree at Cambridge University, England in the Economics and Politics of Development.

* (British) † (USA) ‡ Spanish

For ease of cross-reference, all Barloworld-related companies referred to in these profiles have been incorporated using the current names of the businesses rather than the names in use at the time.

BARLOWORLD INVESTMENTS (PTY) LIMITED DIRECTORS

S Mngomezulu

BA Law, LLB, LLM (Banking & Finance), LL.M. (Banking & Stock Exchange Law), Higher Diploma in Company Law, Post Graduate Diploma – Import & Export Law, Higher Diploma in Tax Law. Admitted Attorney Of High Court of South Africa, (February 1999), Higher Certificate in Financial Markets, Certificate in International Trade, Registered Person and Member of the Institute of Financial Markets, Associate Financial Planner, Approved Executive (JSE Limited).

Prior to being Company Secretary for Barloworld Limited, Sibani was in Corporate Finance at Cazenove and Merrill Lynch following being a Candidate Attorney at Webber Wentzel Bowens.

IG Stevens

B.Comm, CA(SA)

Joined the Barloworld group in 1984. Held senior financial positions in mining, cement & lime and steel tube businesses before being appointed Group General Manager: Finance at the Corporate Office in 2004.

J van Wyk

B Compt (Hons), CA(SA)

Joined the Barloworld group in 1990. Held various financial positions in the motor division and corporate office before being appointed Group Financial Controller in 2001.

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
JSE share code: BAW
("the Company")

Barloworld
Leading brands

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of members of the Company will be held at 180 Katherine Street, Sandton on 18 May 2006, at 10:00, to consider and, if deemed fit, to pass, with or without modification, the following resolutions:

SPECIAL RESOLUTION NUMBER 1

"Resolved as a special resolution that the Company is hereby authorised, by way of a specific approval in terms of section 85(2) of the Companies Act No. 61 of 1973, as amended, the Listings Requirements of the JSE Limited and article 5 of the Company's articles of association, to acquire 19 090 900 ordinary par value shares in the issued ordinary share capital of the Company from Barloworld Investments (Proprietary) Limited upon the terms and subject to the conditions of the share acquisition and disposal agreement tabled at the meeting and referred to in the circular to which this notice of general meeting is attached."

The reason for this special resolution is to obtain a specific approval in terms of section 85(2) of the Companies Act No. 61 of 1973, as amended, for the acquisition by the Company of 19 090 900 of its issued ordinary par value shares from Barloworld Investments (Proprietary) Limited.

The effect of this special resolution is to enable the Company, by way of a specific authority, to acquire 19 090 900 of its issued ordinary shares from Barloworld Investments (Proprietary) Limited.

ORDINARY RESOLUTION NUMBER 1

"Resolved as an ordinary resolution that any director or the secretary of the Company be and is hereby authorised to do all such things and sign all such documents as are necessary to give effect to special resolution number 1."

VOTING

The ordinary shareholders of the Company will be entitled to attend the general meeting and to vote on special resolution number 1 and on ordinary resolution number 1 set out above. On a show of hands every ordinary shareholder of the Company who is present in person or by proxy at the general meeting shall have one vote (irrespective of the number of ordinary shares held in the Company), and on a poll, every ordinary shareholder of the Company shall have one vote for every ordinary share held or represented.

The holders of Barloworld preference shares will be entitled to attend the general meeting but will not be entitled to vote thereat.

PROXIES

A Barloworld ordinary shareholder entitled to attend and vote at the general meeting may appoint one or more persons as its proxy to attend, speak and vote in its stead. A proxy need not be a shareholder of the Company.

A form of proxy (blue) is attached for the convenience of certificated shareholders and own name dematerialised shareholders who are unable to attend the general meeting, but who wish to be represented thereat. In order to be valid, duly completed proxy forms must be received by the Company's transfer secretaries in South Africa, namely Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, P O Box 4844, Johannesburg, 2000, not later than 10:00 (South African time) on 16 May 2006. If the shareholder appointing the proxy is registered at the Company's United Kingdom branch register, the form of proxy may be validly deposited by the same date and time at the Company's transfer secretaries in the United Kingdom, namely Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, England.

Dematerialised shareholders, other than with own name registration, who have not been contacted by their Central Depository Participant ("CSDP") or broker with regard to how they wish to cast their votes, should contact their CSDP or broker and instruct their CSDP or broker as to how they wish to cast their votes at the Company's general meeting in order for their CSDP or broker to vote in accordance with such instructions. If such dematerialised shareholders wish to attend the Company's general meeting in person, they must request their CSDP or broker to issue the necessary letter of authority to them. This must be done in terms of the agreement entered into between such dematerialised shareholders and the CSDP or broker.

By order of the Board

S Mngomezulu
Secretary

Sandton
12 April 2006.

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
JSE share code: BAW
("the Company")

Barloworld
Leading brands

FORM OF PROXY

Only for the use by registered holders of certificated ordinary shares in the Company and the holders of dematerialised ordinary shares in the Company in their own name at the general meeting of members to be held at 180 Katherine Street, Sandton, on 18 May 2006 at 10:00 ("the meeting").

Holders of shares in the Company (whether certificated or dematerialised) through a nominee must not complete this form of proxy but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant (CSDP) or stockbroker of their intention to attend the meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instruction should they not wish to attend the meeting in person. Such shareholders must not return this form of proxy to the transfer secretaries.

Holders of Barloworld preference shares may not vote on special resolution number 1 or ordinary resolution number 1.

I/We ______________________________ of ______________________________

____

being the holder(s) of [__________] ordinary shares

hereby appoint ______________________________ of ______________________________

or failing him/her ______________________________ of ______________________________

or failing him the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the meeting and at each adjournment of the meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the ordinary shares in the issued ordinary share capital of the Company registered in my/our name/s in accordance with the following instructions (see note 9):

*Insert an X or the number of ordinary shares (see note 9)

Resolution	Vote in favour*	Vote against*	Abstain*
Special resolution number 1			
Ordinary resolution number 1			

*Insert an X in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the Company, insert the number of ordinary shares held in respect of which you desire to vote (see note 9).

Signed at ______________________________ on ______________________________ 2006

Signature(s) ______________________________ Date ______________________________

Assisted by me (where applicable) ______________________________

Each member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (who need not be a member or members of the Company) to attend, speak and vote in place of that member at the meeting.

Please read the notes on the reverse side of this form of proxy.

NOTES TO THE FORM OF PROXY

Instructions on signing and lodging of the general meeting form of proxy.

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.
2. The chairman shall be entitled to decline to accept the authority of a signatory:

   (a) under a power of attorney; or

   (b) on behalf of a company

   unless the power of attorney or other authority is deposited with the Company's transfer secretaries in South Africa, namely Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2000, not later than 10:00 (South African time) on 16 May 2006. If the shareholder appointing the proxy is registered at the Company's United Kingdom branch register, the power of attorney or other authority may be validly deposited by the same date and time at the Company's transfer secretaries in the United Kingdom, namely Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, England.
3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank space/s provided for that purpose.
4. When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first in the register of members in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.
5. The completion and lodging of this form of proxy will not preclude the signatory from attending the general meeting and speaking and voting in person thereat should such person wish to do so, to the exclusion of any proxy appointed in terms hereof.
6. If, in the appropriate place on the face of the proxy, there is no indication of how to vote in respect of any resolution the proxy shall be entitled to vote as he/she deems fit in respect of that resolution.
7. The chairman of the general meeting may reject or accept any form of proxy which is completed other than in accordance with these instructions, provided that in the event of acceptance, he/she is satisfied as to the manner in which a member wishes to vote.
8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the member's name.
9. Please insert an X in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the Company, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the meeting as he/she deems fit in respect of all of the ordinary shareholder's votes exercisable at the meeting. An ordinary shareholder or his/her proxy is not obliged to use all the votes exercisable by the ordinary shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of votes exercisable by the ordinary shareholder or by his/her proxy.
10. A form of proxy sent by electronic medium to the secretary of the Company or either of the transfer secretaries within the time allowed for submission, shall be deemed to constitute an instrument of proxy.

Barloworld
Leading brands

Barloworld Limited
Annual Report
2004


EXAMPLE
IS LEADERSHIP





CONTENTS



Sustainability reporting in terms of the Global Reporting Initiative (GRI)

This report is prepared in accordance with the guidelines for sustainability reporting developed by the GRI, which is attracting growing support from organisations such as ours around the world.

It presents and analyses the performance of Barloworld in economic, environmental and social terms, which are generally agreed to be the crucial determinants of sustainability and are known as "the triple bottom line".

We believe that the GRI structure, which is the framework for this report, promotes transparency, enhances the clarity and credibility of our communication with our diverse stakeholders, facilitates comparisons across organisations throughout the world and addresses issues that concern the broad sweep/spectrum of stakeholders.

Our intention is to give users of this report a clearer understanding of our operations, the principles that drive them and the impact that they make on the economic, social and physical environments in which we conduct our business.

In fact, the elements of sustainability are embedded in Barloworld's Value Based Management approach, in which our entire business is geared to creating value for all our stakeholders simultaneously – our shareholders, customers, employees, principals and suppliers, and the wider community, including custodianship of the physical environment.

These value creation objectives underpin the sustainability of our enterprise.

For further information on the GRI visit www.globalreporting.org

The GRI Index

Throughout this report, the GRI content index is referenced in the margins of the pages. All "Core Indicators" are discussed in the report. The references in the margins also indicate those aspects of the GRI framework that have not been reported on. These are listed as "NOT ASSESSED" and are all "Additional Indicators".

Photography

The photographs on pages 17 to 41 illustrate some of Barloworld's diverse product range. The photographs on pages 45 to 61 are of the business unit finalists in our annual CEO's Award competition. The overall winner for 2004 was Alex Frielingsdorf of Barloworld Motor (see page 61).

BARLOWORLD IS A DIVERSIFIED INTERNATIONAL INDUSTRIAL COMPANY

This is an important time in our 102 year history. We are approaching the half way mark in the first decade of the twenty first century with a quiet confidence. Our track record is our credentials.

In 2004 we generated record profits from our highest ever revenues.

We have achieved this through focused teams of industry specialists backed by a powerful integrated approach to business.

We strive for leadership in what we do. That demands innovation and evolution.

Our success is built on a foundation of diversity.

We seek to create value for all our stakeholders.

This stems from our vision to create a sustainable organisation through the way we do business – the Barloworld way of ethics, integrity, long-term relationships – of leadership.

In 2004 we have:

- **Grown headline earnings per share 45% to 857 cents**
- **Declared dividends of 380 cents per share, up 31% from 2003**
- **Increased the number of people we employ by 2 484 to 25 233**
- **Maintained our presence in 31 countries**
- **Introduced many new products and services to our customers**
- **Continued to invest 1% of our after tax profits on social and environmental initiatives**

CHAIRMAN'S REVIEW


WAM CLEWLOW

FINANCIAL SUMMARY for the year ended 30 September 2004	2004 Rand	2003 Rand	% change	2004 US$	2003 US$	% change
Revenue (millions)	**36 673**	34 603	6	**5 552**	4 305	29
Operating profit (millions)	**2 836**	2 342	21	**429**	291	47
Cash generated from operations (millions)	**4 251**	3 523	21	**644**	438	47
Headline earnings per share (cents)	**857**	593	45	**130**	74	76
Ordinary dividends per share (cents)	**380**	290	31	**58**	36	61
Net asset value per share (cents)	**5 576**	5 122	9	**861**	728	18
Total assets (millions)	**27 842**	23 756	17	**4 300**	3 377	27
Cash flow return on investment (CFROI®) (%)	**8.9**	8.1				

Through a strong operational performance, Barloworld Limited has produced excellent results in the diverse world markets in which we operate.

The results, in South African rands, prepared in terms of International Financial Reporting Standards show:

- Turnover increasing by 6% from R34 603 million to R36 673 million
- Operating profit increasing by 21% from R2 342 million to R2 836 million
- Net profit after taxation increasing by 32% from R1 342 million to R1 776 million.

All of this translates into headline earnings per share of 857 cents – an increase of 45% over last year's achievement of 593 cents.

The cash generated at operational level was R4 251 million. The group's balance sheet remains sound and all key Balance Sheet ratios are conservative.

For our shareholders we are well on track to achieving the four year goal of doubling the value of our group by 2006.

The board announced a final dividend of 265 cents making a total for the year of 380 cents – an increase of 31% over last year.

It is pleasing to see the growth in our shareholder base from all parts of the world. For our international shareholders the group results translated into sterling show:

- Revenue increased by 15%
- Operating profit increased by 31%
- Headline earnings per share increased by 57%; and
- the dividend for the year increased by 42%.

When translated into US dollars and euros the results reflect the same positive trend.

Barloworld Limited operates in 31 countries around the world with 49% of our revenue generated in currencies other than in South African rands.

As a South African domiciled company, the corporate office which provides leadership for the group is based in Sandton, South Africa, and this is a proven base from which to direct effectively the various businesses we operate in the global markets.

The Barloworld Group is led by the Chief Executive, Mr Tony Phillips, ably backed by experienced executives and staff worldwide.

The non-executive directors with their local South African and international experience add to the effectiveness of the group's strategy, operations and governance.

I am privileged to lead a board and executives who work well together and trust one another. We acknowledge the sound principles of the past on which the group was built, and ensure modernity by constantly adapting to current conditions and today's best practices.

The No 1 priority of Barloworld has always been its integrity and the protection of shareholders' funds. Profitability follows. It is not the other way round.

THE WORLD ECONOMY

The past year has seen very positive developments on the economic front in South Africa. Inflation has largely been brought under control, helped by the firm rand, and this has enabled interest rates to fall to levels last seen in the early 1980s. This in turn led to improved confidence with firms taking advantage of the climate to modernise plant and equipment (private gross fixed capital formation grew by 11% in the 12 months to June 2004). Plans for further significant investment over the next few years have increased, ranging from mining to industry, tourism and construction. The public sector has also become more active, with substantial infrastructural spending starting to take place.

Lower interest rates, reasonable gains in personal incomes and a broadening of economic participation helped to push consumer spending significantly higher. This was particularly true in durable goods, where car sales reached record highs as the year progressed.

The South African government's consistent economic policy approach is again to be applauded. Disciplined fiscal policies have made possible necessary spending on infrastructure and social needs, and the achievement of inflation targets has resulted in lower nominal and real interest rates. The process of normalising capital flows was further enhanced by the successful foreign exchange control and tax amnesty, and further exchange control relaxation on companies late in the year. This steady calculated approach carries the support of the IMF and has proved effective over the past few years.

The international environment was also broadly supportive. South Africa's reduced risk premium helped increase the attractiveness of local assets and contributed to rand strength resulting in the reduced cost of capital. Dollar weakness and robust international demand, particularly from China, increased commodity prices and exports of minerals and metals. Unfortunately, rand strength did have its darker side, impacting negatively on certain manufactured exports and import-replacement industries.

Growth in the global economy where Barloworld divisions operate has been strong and exceeded expectations. This growth was driven by the sustained expansion of the Chinese economy which created tremendous demand for materials and manufactured imports, and by consumer spending in the USA. The recovery of the USA economy was wider than expected and extended to business investment plans.

The UK economy maintained its sound performance on the back of its strong service sector whilst Australia continues to power ahead fuelled by exports to Asia. Spain is keeping its economy on an even keel still achieving an annual growth rate in excess of 3% with its strong emphasis on infrastructural development. Some of the other European economies and particularly Germany have not succeeded in raising their performances in sync with these achievers. This poor performance is ascribed to the relative strength of the Euro, but the main impediment I think, remains labour market rigidity.

THE ECONOMIC OUTLOOK

In South Africa many of these benign conditions are expected to persist in 2005. The rand is not expected to ease significantly given expected inflows and persistent dollar weakness. Inflation is therefore likely to remain within the Reserve Bank's 3% to 6% target range, making strong rises in interest rates unlikely. However, some tightening in monetary policy may be necessary given the speed of the build up in consumer debt following the stronger spending patterns of the past 18 months.

The key risk to growth is the global economic and financial environment. Stimulatory policies in the US are on the wane and China has taken measures to cool off an overheating economy. The combination could lead to a weaker climate than is generally expected, which would have negative implications for commodity prices and export volumes.

The activities of the business divisions of Barloworld are spread out into many countries of the world, with emphasis on fixed investment development. Our businesses will make progress in line with the economic performance in the countries in which we operate.

The challenge is to translate profits into higher stakeholder value in every one of the different parts of Barloworld.

EQUIPMENT

Our Caterpillar operations in Iberia continued to perform strongly at the same high level as in the previous year. Government's strategy is to continue with the local development of infrastructure and this will give us further business opportunities through the broad range of Caterpillar products. We have made good progress with the installation of the Finaltair power plant in Spain and expect to finalise commissioning shortly. This is an excellent example of moving down the solution path in what has typically been a product business.

In our dealer operations in southern Africa, we have experienced mixed fortunes. Many customers have had to deal with the adverse impacts of the ever strengthening rand. Despite this, our team, working closely with Caterpillar, has remained focused and delivered

excellent results. Operating margins have continued to show improvement and the consistent forward cover policy has enabled us to emerge unscathed from another year where currencies have been volatile and the rand has continued to show strength.

Our existing operations in Siberia continue to grow and made a profit for the second successive year. We have recently mounted a major expansion to our Caterpillar dealer territory in partnership with the American Caterpillar dealer Wagner of Denver in Colorado. Siberia is a difficult but exciting area to operate in and has the potential for great growth in the future.

The unprecedented worldwide demand for Caterpillar products which is growing from strength to strength has caused real supply challenges in meeting the demands of our customers. In times like this our strong dealer principal relationship and understanding comes into its own.

We expect the global demand for commodities to remain firm and with infrastructural development a high priority in many of the areas in the world where we operate we are poised to further grow our Caterpillar business strongly backed by our principal.

INDUSTRIAL DISTRIBUTION

In UK/Europe our Materials Handling business ended on a strong note after a relatively quiet year. The addition of territory in Holland boosted European activity. The USA economy strengthened during the year generating increased demand for both Hyster lift trucks and Freightliner heavy duty trucks. Unit sales rose 6% and 145% respectively and profits increased considerably over last year. Our trading conditions are strongly supported by our leasing business which continued to achieve satisfactory returns.

MOTOR

The past year has been a significant one for Barloworld Motor with considerable gains having been made in our strategic pursuit of transforming the division from a vehicle retail and service operation into a customer focused vehicle solutions provider.

We have made much progress in the alignment of our dealership network to support our strategy of "Fewer, Bigger, Better" while securing the full ownership of Avis Southern Africa as from the end of March 2004. This provides us with challenges to expand our offering to our customers throughout the life of a vehicle and create significant synergistic benefits.

Avis had a sound operational performance and enjoyed a profitable growth over the comparable period. We welcome the Avis team to our group and together we will become a formidable force in the southern African markets.

The South African operations ended the year with much improved results with a strong increase of sales of new units, improved margins and a greater market share.

Our BEE joint venture, NMI Durban South Motors in which we hold a stake of 50% performed well.

Barloworld Motor in Australia did not perform well considering the favourable market conditions and is being realigned and strengthened with the strategies which have served us well in the past. We are building a sound base from which to grow in the future.

Economic conditions in the markets in which we operate are expected to remain favourable and all our businesses anticipate real growth in the year ahead. 25% of Barloworld employees are now accounted for in this growing division.

CEMENT AND LIME

Pretoria Portland Cement (PPC) where Barloworld has a 72% shareholding again produced strong results. South African domestic cement demand grew at a higher rate than originally anticipated and ended almost 16% up on last year. Operating profits increased by 35% with the cement margin reflecting an improvement on the back of these higher volumes, continued production efficiencies and tight cost control. Improved levels of infrastructural development spending and a buoyant housing construction market continued while further interest rate cuts also stimulated the growth in this market. As PPC does not face heavy capital expenditure in the short term, in addition to the normal dividend a special dividend of R14 per share was declared to shareholders.

With PPC's continued involvement with environmental issues, small business ventures in communities, and its people development with emphasis on transformation, it is clearly evident that all stakeholders have benefited greatly from PPC's well-rounded performance.

COATINGS

The Coatings division experienced a record year. All sectors performed well bolstered by good margin management, volume growth in southern Africa and an improved product mix. The performance of the Australian business was adversely affected by one-off costs.

The division is in a growth phase and during the year the International Colourant Corporation (ICC) was acquired and successfully positioned as a strategic free-standing business unit. The colourant systems it offers constitute a key component of the very promising project in China which is currently the subject of a confidentiality agreement with a major multinational in the Coatings field.

SCIENTIFIC

Overall results were disappointing. In Melles Griot, whilst the previous year's operating loss was turned into a profit, it is below what we would expect to earn. Operations have been streamlined and there are encouraging new product offerings. In Europe the laboratory business experienced mixed trading conditions with stronger performances in the UK, Spain and Italy contrasting with flat markets elsewhere in the Euro zone. A fundamental review of the entire business is under way to return it to acceptable levels of profit.

STEEL TUBE

The trend of improving profits returned to this division this year with a substantial increase in profitability.

This business has a dependence on the prospects of the mining sector, its suppliers and exports. This prevented this year's results from reaching a new high.

The determination of the government to upgrade the nation's infrastructure will be a positive factor for improved future results.

CORPORATE AND OTHER

The corporate operations are primarily the corporate offices in South Africa and the United Kingdom and include shared services such as treasury, risk management, group insurance and information technology. Other operations include the developing logistics businesses in Spain and South Africa.

TREASURY RISK MANAGEMENT

The group's policies with respect to the hedging of foreign currency exposures and the management of treasury risks, in

place for many years, have been formalised this year in a Group Treasury policy document. The policy firmly outlines the group's risk philosophy and provides a framework within which financial and operational risks are identified and managed in a structured, transparent and controlled manner. Authority levels and limits are set and reviewed semi-annually. For a group such as ours trading internationally the adherence to this discipline is a cornerstone for successful financial management.

BLACK ECONOMIC EMPOWERMENT

Barloworld is committed to the Black Economic Empowerment (BEE) process. And not just any form of BEE. Rather, we are committed to BEE that is broad-based, the most difficult yet rewarding form of such empowerment possible.

We do so because a courageous approach to broadening the stakeholder base of our operations will be to the benefit of the company and the countries well beyond the borders of South Africa. Indeed, properly done, Black Economic Empowerment holds the promise of strengthening the social fabric by giving vastly greater numbers of people a stake in the economy.

The pillar of the Barloworld BEE strategy is to continue with the process which is already well under way of continuously improving the quality of life of our employees and that of their families and dependants. This is done through skills upgrading, opportunities for career advancement and greater all-round job satisfaction.

This, and attention to employment equity, skills and enterprise development as well as focused corporate social investment has been our approach for some time. But it will increasingly be supported by dedicated attention to a shareholder component for our black stakeholders.

Crucially, our approach will see Barloworld introduce an innovative programme of broad-based external black shareholding components to our ownership. We do so because we believe in the commercial advantage of genuinely broadening our ownership base.

Barloworld is a strong believer in and supporter of the South African government's Nepad (New Partnership for Africa's Development) initiative. We have long since recognised that South Africa cannot exist successfully as "an island of prosperity in a sea of poverty", to quote a speaker of foresight at a recent Eskom african business leadership forum. The thrust of Nepad is to encourage political stability, develop the economic potential of the continent (a potential which is undoubtedly there and richly enhanced by Africa's oil reserves) and to promote intra-Africa trade. The setting of good governance examples is also a high priority.

Africa needs leaders who craft modern democratic states that embrace a vision in which all Africans support each other and achieve positive change together. Shouldn't we in South Africa be a prime mover in providing this leadership and talent?

Barloworld, alongside other enterprising South African companies, is playing a role in this process but what is needed is a far greater all-inclusive South Africa-led effort in this regard. I had hoped BEE would become a driving force for the attainment of Nepad's goals, but the way BEE has been undertaken has not always lived up to this challenge. For instead of being a process primarily of developing and giving opportunities to our people of hitherto untapped talent, we see a BEE developing where, cynically, some in business buy off a few politically influential and fortunate (and now overstretched) individuals to provide a veneer of legitimacy to claims that shareholder and management patterns are changing in the formal sector. BEE has to date sometimes sent out the wrong message about entitlement, is stifling the spirit of black entrepreneurship; and fills ordinary citizens of every hue with resentment.

Through these missed opportunities of the BEE process and its promise, we risk throwing away a wonderful opportunity of preparing our people to play the leadership role in sustainable development throughout Africa and particularly the southern African region. So let it be "back to the drawing board" – and let's then honestly, properly and unselfishly assess where the next priorities and opportunities in the carrying out of much needed and broad-based empowerment really lie.

BOARD AND MANAGEMENT

During the year Mr Peter Maybury, having reached the mandatory retirement age, retired from the Board. Peter served our overseas interests with great distinction for many years and we wish him well in his retirement. I have great pleasure in welcoming Mr John Blackbeard as an executive director and Mr Gonzalo Rodriguez de Castro Garcia de los Rios as a non-executive director to the board. Both these gentlemen know the group well and we will benefit from the contributions they will be able to make to group affairs.

Finally I wish to thank all my colleagues on the board and the executive teams and the staff worldwide ably led by Chief Executive, Mr Tony Phillips, for their support and dedication in working towards the achievement of all our objectives.

PROSPECTS

As a diverse group operating in world markets we have to carefully assess the economic prospects and market sectors in which we operate, as well as unpredictable currency fluctuations and political factors which could have a bearing on business and consumer confidence.

Having weighed up all these factors as best we can, the outlook for 2005 is positive and knowing that we have a dedicated strong team backed by an experienced and engaged Board, I believe we can look forward to next year with confidence. I anticipate another year of solid progress and improved results, backed by a strong cash flow.



WAM Clewlow
Chairman

1.1 Our vision and strategy for sustainable development

BUILDING SUSTAINABLE VALUE

Our overriding goal is to sustainably add value for our stakeholders – our shareholders, our customers, employees, principals and suppliers – and the communities in which we operate, including our custodianship of the physical environment.

We strive to make a distinct and positive contribution in the local markets in which we compete. Our strategies are designed to ensure that the benefits we bring to all stakeholders will continue for the long term.

VALUE BASED MANAGEMENT

Value Based Management (VBM) is at the heart of how we do business. What makes VBM different is the recognition that we seek to create value for all our stakeholders simultaneously.


SHAREHOLDERS
CUSTOMERS
PRINCIPALS & SUPPLIERS
EMPLOYEES
COMMUNITY
(SOCIAL & ENVIRONMENT)

CHIEF EXECUTIVE OFFICER'S STATEMENT



AJ PHILLIPS

1.2 CEO's statement describing key elements of the report

Barloworld had another successful year in which we achieved the necessary steps to reach our medium-term goal of doubling the market value of our business for all our stakeholders from 2002 to 2006.

In achieving our economic objectives, we continued to meet the challenges associated with our social and environmental performance.

Where our operations are a potential threat to the environment we have made steady progress in minimising possible adverse impacts by conserving materials and reducing waste. We also made some notable advances in adding value for our principals.

Barloworld's four main stakeholder groups are represented by the points of a pyramid (see opposite) which constitutes the core of our VBM business model. At its apex are our shareholders. At its base are our customers, our employees and our suppliers and principals. Without all of these stakeholders, Barloworld could not survive, let alone grow and prosper. The VBM approach means that we measure our businesses success by the extent to which they add value for all stakeholder groups within the context of our all-encompassing social and physical environments.

CREATING VALUE FOR OUR SHAREHOLDERS

The remarkable continuing success of our value adding processes is evident in the highly satisfactory growth in earnings and the continuing improvement in our Cash

Our success during the past year has been a consequence in large measure to the work we have done over a number of years to improve the strategic planning processes throughout the company. This is just one example of the many ways in which the corporate office adds value to the business.

Flow Return on Investment (CFROI®) performance measure. I am pleased that, in an era of increasing globalisation, through this report, our shareholders will be able to gain a detailed understanding of the ways in which we are ensuring the long-term sustainability of our enterprise, as evidenced by our performance in economic, social and environmental terms.

An important strategic move was to exit from the pure asset finance business by disposing of our Caterpillar Equipment leasing book in South Africa. This concluded a process that commenced with the sale of our Motor Leasing book last year.

Another noteworthy achievement from the shareholders' point of view is that we have refined our Treasury policy in response to the massive global currency volatility and particularly the rand.

ADDING VALUE FOR CUSTOMERS

Most of our divisions measure their progress in adding value for their customers though regular customer satisfaction surveys, often conducted by independent agencies. All of them rate customer satisfaction as a key business driver.

During the past year, the most striking move towards adding value for customers was made by Barloworld Motor. This division now includes Avis Southern Africa, which was acquired primarily in order to reposition the organisation to enable it to offer customers a more comprehensive range of vehicle transport and mobility solutions.

As a result, the reconstructed Barloworld Motor division is now in a position to offer customers far more than it could as a motor retailer. It is able to take care of every customer's needs, from purchasing a new or used vehicle to car rental, from vehicle service to parts supply, from fleet services to motor body repairs in manufacturer-approved facilities. In this scenario, marking a gradual move away from traditional notions of vehicle ownership towards varied forms of vehicle usage, the customer more than ever has become the central focus of business.

Similarly, our Handling business, in moving further towards a customer solutions focus, has implemented integrated supply chain solutions in the USA and the UK. In South Africa it has established call centres for customers requiring new parts and is increasingly using information technology to improve customer service. Field technicians in the UK, for example, are being equipped with hand-held palm-top computers to facilitate on-the-job parts ordering and delivery.

Barloworld Cement has introduced telemetric signalling re-order levels in cement silos for customers using its products, and Barloworld Coatings has brought new meaning to the concept of customer service through an advanced computer-aided colourants system which allows consumers to take delivery of their colour choice at the point of sale and at the time of the transaction. Further advances in customer service are in the pipeline.

These are a few examples of how our businesses are adding value for customers. You will read of others elsewhere in this report.

GROWING VALUE FOR EMPLOYEES

A second corner of the pyramid base represents employees, who are the foundation of our success and by far our most important asset. Improved employee performance creates value for Barloworld and thus a better life for the wider community in which we have our businesses.

Our long-term employee value programme began with our first enterprise-wide survey in 1999. Since then we have leveraged the commitment of our employees to our values and business plans. We have sought to enhance their understanding of how they can make a difference to our business and to engage their emotional commitment to actually making that difference.

We believe that clear and regular two-way communication between employees and management across all businesses is vital if we are to build and keep a truly global organisation. As part of this in 2004 we launched *Tony On-line* to expand and refine the feedback we were getting from the column "Chatting with Tony" which is a regular feature of our quarterly internal staff video and newsletter communication process, "Building Barloworld". *Tony On-line* offers another forum for our people to give feedback, make suggestions and question a wide range of issues. It is a useful addition to the array of regular group and divisional newsletters, occasional publications such as "Stories to Inspire", video presentations, face-to-face meetings, the group-wide intranet and functional team forums. Together, they are powerful cohesive agents through which our 25 000 people in

31 countries around the world share information and ideas, developing the unity of purpose that is important for consolidating our brand.

As part of creating value for employees, we continue to extend the performance incentive component of the remuneration packages to all employees, and a fully developed system now applies to corporate-office employees for the first time.

Our basic policy on HIV/Aids is that the condition should be managed in the same way as other chronic or life threatening diseases, always bearing in mind the magnitude of the pandemic. Key elements of our strategy are voluntary counselling and testing, preventing new infection, and care and treatment, including the provision of antiretroviral medication.

Communication with employees, especially in regions where the disease is known to be prevalent, is an essential element of our approach and we are continuing our strategy of encouraging employees to find out whether they are HIV-positive.

Once they know, they are able to become key participants in the management of the condition. If they are HIV-positive and should they choose to, they are supported in gaining access to care and appropriate assistance, treatment being provided for them and their families by one or more outside disease management organisations. In this way confidentiality is maintained, treatment optimised and compliance levels upheld.

We have made considerable progress with our important enterprise-wide Intellectual Capital Review, which considers the people in each of our businesses from the top down in terms of a nine-box matrix assessing their performance and potential. This is a useful tool in leveraging performance, ensuring alignment of our people with our business objectives and facilitating succession planning. The process continues and we have already evaluated in excess of 500 people.

BUILDING VALUE FOR OUR SUPPLIERS AND PRINCIPALS

Our relationship with Caterpillar, which dates from 1927, continues to be of the utmost importance to us and has gained added significance from the doubling of our Caterpillar dealership territory in Siberia in partnership with Wagner. This enlarged territory now covers a staggering 9.9 million square kilometres – an area larger than the USA. This is a tribute to our success over the past few years in providing reliable equipment and first class back-up services in one of the world's last underdeveloped frontiers with enormous economic potential.

This year, we also celebrated the 75th anniversary of our association with Hyster, another vital component of our success over the years.

We remain committed to our Motor and Avis principals and look forward to these relationships continuing to add value for all stakeholders.

BLACK ECONOMIC EMPOWERMENT (BEE)

The starting point of our BEE policy is that it is necessary to help rectify the economic imbalance that exists as a consequence of the legacy of apartheid policies in the Republic of South Africa. We support and accept our responsibility to comply with the government's BEE initiative, including sector-based charters and the use of a balanced scorecard approach to measure progress.

In the box on the next page is a summary of our BEE policy which is the result of two years of careful study of the evolving BEE landscape. Our approach is founded on broad-based initiatives structured around sustainability. Our business units are already successfully implementing many scorecard elements including skills development, affirmative procurement, corporate social investment, enterprise development and employment equity.

During the year we conducted a number of equity transactions advancing broad-based BEE:

- PPC sold 75% of packaging company Afripack to the Nozala Investments consortium and management.
- BMW Selby was sold to a BEE consortium, Joburg City Auto (Pty) Ltd.
- BMW Auto Atlantic Claremont was sold into the Auric Auto (Pty) Ltd joint venture. We hold a 49% stake until November 2006.
- The Garden City Motors DaimlerChrysler motor dealership in Pietermaritzburg in KwaZulu-Natal was sold into the Garden City Motors (Pty) Ltd joint venture. We hold a 65% stake.
- In our steel tube business 26% of Shosholoza Steel was sold to an outside BEE investor and an employee trust.
- The Sizwe Paints joint venture which was initiated in 2000 in the Western Cape was formally extended to cover the Eastern Cape in 2003. This year a separate joint venture, Sizwe Paints Gauteng and KZN was formed. It is envisaged that as the regional structures continue to grow their capabilities and capacity, an integrated empowerment structure will be formed.

In September 2004 external rating agency EmpowerLogic completed a review of all our South African operations and gave us an overall average empowerment rating of 42%, on a scale where 65% and above is considered to be a good contributor to empowerment. This sets a baseline from which to measure our progress and we are confident we will exceed the 65% hurdle in all our South African operations within our five-year planning timeframes.

1.2 continued

IN NOVEMBER 2004, BARLOWORLD ESTABLISHED A FORMAL BLACK ECONOMIC EMPOWERMENT (BEE) POLICY

This policy will be translated into shorter term objectives aligned to Barloworld's five-year strategic planning horizon. These will be reviewed on an annual basis. Its elements are:

DIRECT EMPOWERMENT

Equity ownership

Black employees and previously disadvantaged communities should have an equity stake in our South African business interests. We do and will continue to participate in joint ventures and other commercial arrangements with black enterprises. This involvement includes a transfer of equity, as well as skills and resources. All equity transactions should be with active managers rather than passive investors. They must also address the development and training of individuals in small enterprises. Equity participation in Barloworld Limited should be by direct investment at market value.

We will:

- Finalise an appropriate BEE structure for the Barloworld Group that recognises the leadership role that Barloworld needs to assume, in terms of transformation of the South African economy, ensuring BEE delivers long-term shareholder benefits.
- Identify and pursue BEE opportunities at all levels to either unlock value for the business or preserve current value into the future.
- Choose BEE partners where possible who have both a broad-based ownership structure and can play an appropriate value-adding role in our businesses.
- Promote the productive and sustainable participation of black enterprises and black people in Barloworld.
- Promote initiatives aimed at progressing broad-based BEE.
- Ensure joint ventures or partnership arrangements are meaningfully structured with equitable division of the risks and rewards to each party.

Management

As an international organisation, Barloworld Limited's board must reflect the international nature and composition of its various business units and the geographic regions in which it operates.

Likewise, management structures of our regional business units must reflect the demographics of the societies in which we operate. In South Africa and other African regions, targets are in place in all business units to ensure that this objective is achieved.

HUMAN RESOURCE DEVELOPMENT

Skills development and employment equity

We undertake to continually redress race, gender and disability inequalities present amongst our employee base and to accelerate the normalisation of this position. We will do this through our ongoing commitment to:

- Ensuring that our workforce represents southern African demographics in terms of race, gender and disability at all levels.
- Actively driving internal promotion opportunities through structured development programmes and career planning.
- Encouraging the recruitment of black management talent.
- Incentivising and rewarding senior divisional managers to achieve the targets set.

All our businesses have effective employment equity development plans which are submitted to the authorities on a regular basis and progress is monitored at segment board level. Comprehensive internal training programmes are in place at all levels.

INDIRECT EMPOWERMENT

Preferential procurement

A procurement initiative (Barloworld Black Economic Empowerment through Preferential Procurement) has already been launched focusing on our South African operations. Its goals are to increase our procurement from enterprises that have made significant progress in the area of BEE and are rated as good or satisfactory contributors to BEE, based on the South African Department of Trade and Industry (DTI) balanced scorecard; to reduce the cost of goods and services we purchase; to set affirmative procurement targets for our business units and to monitor and report on our procurement performance. In conjunction with company-wide procurement initiatives, each business is required to actively pursue BEE procurement initiatives. It is the intention to use South African Department of Trade and Industry (DTI) approved, independent rating agencies, to rate Barloworld's key suppliers' empowerment status.

Enterprise development

We will focus on enterprise development as a means, where appropriate, of increasing our empowerment supplier and customer base. This may entail investment in black owned and black empowered enterprises, as well as establishing joint ventures with these enterprises including the transfer of necessary skills to increase the value of the business. A number of our South African businesses have already effected transactions which can be classified as enterprise development. Each division within Barloworld will set and be monitored against their targets.

Residual issues including corporate social responsibility (CSI)

CSI is an important component of corporate citizenship. Our CSI spend will focus on projects and initiatives that can be replicated with other communities, either with funding from Barloworld or other donors. An underlying principle is that the majority of the CSI spend goes towards the intended project and not on administration costs.

We will continue to take a developmental and transformational approach to initiatives that are linked to the upliftment of South Africa's black youth in the areas of education, health, sport, welfare and environmental awareness. The Barloworld Foundation is the main vehicle through which we conduct these activities. Our approach includes the allocation of employees' time and skills, as well as appropriate financial resources.

AUDITING AND REPORTING

It is our intention to ensure our South African business units achieve a minimum of 65% in terms of the scorecard to enable Barloworld to be classified as a good contributor to BEE. An assessment of our BEE performance will be incorporated in our annual report.

IMPLEMENTATION

An executive director has been appointed to manage and co-ordinate the BEE process and each South African business will submit a scorecard biannually, commencing December 2004. Employment equity and skills development committees have been established to specifically focus on employment equity targets. Delivery on the policy objectives will be set as a key performance measure for senior managers in areas under their influence.

GROWING BARLOWORLD

Our growth strategy centres on increasing the geographical penetration of our existing products and services while at the same time adding complementary offerings in sectors we know and understand well.

The purchase of the balance of the shares which we did not already own in Avis Southern Africa Limited was completed during the year. This important move was an indication of the readiness of Barloworld Motor to reposition itself as an integrated vehicle transport and mobility solutions business.

Our acquisition strategy seeks to add incrementally to our business, while we expand within our existing enterprises. In effect, as illustrated in the Avis transaction, our businesses are engaged in a process of constantly reinventing themselves as they seize opportunities that arise from their own current activities as well as others that come from outside. The growing Caterpillar rental activities in Spain and southern Africa illustrate our capacity to respond quickly and effectively to changing customer needs.

A small but geographically significant step this year was the establishment of our logistics business in Dubai. This is our first operation in the Middle East.

Similarly, the grassroots development of our logistics businesses in South Africa and in Spain is a demonstration of our ability to adapt our core competencies to new areas of enterprise offering good growth prospects.

In line with our VBM approach to achieving sustainable business growth, we are as ready to pursue exit strategies as to embark on promising ventures that meet our exacting criteria for good cash flow returns on investment. Thus we continue our policy of disposing of businesses that fail to create sustainable value for the organisation. Examples in 2004 included Melles Griot's UK business and the Henry Cooke paper business.

In general, our long-established process of restructuring the Barloworld Group will continue in the year ahead as we seek to add optimum value for all our stakeholders in growing the quantum of our earnings and improving their quality amid an ever-changing business environment and continually evolving stakeholder requirements.

AJ Phillips
Chief Executive Officer

2

ORGANISATIONAL PROFILE

2.1 Name of reporting organisation

2.2 Products and services

2.3 Operational structure

2.4 Descriptions of major divisions

2.5 Countries in which we operate

2.6 Nature of ownership

2.7 Nature of markets served

2.1

As a diversified company, Barloworld Limited is organised in focused teams of industry specialists.

2.2, 2.3, 2.4, 2.7

EQUIPMENT



Built on the foundation of being a Caterpillar dealer for 77 years, we supply total solutions in earthmoving equipment, power systems and related equipment in Andorra, Angola, Botswana, Cape Verde, Lesotho, Malawi, Mozambique, Namibia, Portugal, São Tomé and Principe, Siberia, South Africa, Spain, Swaziland, Zambia and Zimbabwe. Our core Caterpillar offering to our customers in the mining, construction, marine and electrical power generation industries is supported by complementary brands which in southern Africa include: Bitelli (vibratory compactors), Boart Longyear (underground mining equipment), Dezzi (earthmoving equipment), Ingersoll Rand (drill rigs) and Perkins (diesel engines). We also provide Amazone, Claas, Gehringhoff and Massey Ferguson agricultural products in southern Africa, Mak engines in Spain and Portugal and Mitsubishi lift trucks in Portugal. Our business model is built on providing total solutions to customers who buy our products. These may include rentals and maintenance and repair contracts.

INDUSTRIAL DISTRIBUTION



We are the world's largest independent lift truck dealer offering our customers a full range of lift trucks and related warehouse/handling equipment in the Southeast United States, United Kingdom, Holland and Belgium. We have represented the market-leading Hyster brand for over 75 years and have leveraged the strength of the brand by leading the market in the introduction of innovative total solutions to our manufacturing and distribution industry customers' materials handling needs. We distribute Freightliner trucks in Arkansas, Louisiana, Mississippi, Texas and Tennessee and Ditch Witch trenching equipment in Georgia, USA. We also assemble vacuum conveyance systems and floor maintenance equipment in the UK for global money and document conveyance markets. We provide finance to our Hyster long-term rental customers through our UK and US-based leasing businesses.

MOTOR



We are a leading provider of a range of motor vehicle transport and mobility solutions. Avis Rent-A-Car delivers short-term rental from over 110 customer service centres throughout southern Africa and more than 250 customer service centres in Norway and Sweden: Avis Fleet Services provides long-term rental and value added services to operators of passenger and light commercial vehicles in South Africa, Botswana, Mozambique and Namibia. Our Motor Franchises operate a network of 58 dealerships in South Africa, Botswana, Namibia and Australia where we represent passenger, light, medium and heavy commercial brands. Our offering includes panelshops. We are the sole Subaru importer and distributor for southern Africa.

CEMENT & LIME (71.6% owned PPC)



We manufacture and distribute cementitious products and aggregates in South Africa, Botswana and Zimbabwe for construction companies, retail DIY/builders merchants and concrete product manufacturers. Our 8 cement factories can produce in excess of 6 million tons of cement per annum. In South Africa, we are also the market leader in metallurgical grade lime, limestone, burnt dolomite and related products which we manufacture in the Northern Cape. Our lime customers are the pyro-metallurgical industries, mining and water treatment industries. Our Afripack business, also based in South Africa, makes paper sacks for cement and food product manufacturers and produces high-quality reel to reel products.

COATINGS


Wall & All

We are the market leader in architectural and automotive coatings in South Africa with factories in Durban, Port Elizabeth, Cape Town and Johannesburg. We also have operations in Botswana, Malawi, Namibia, Swaziland and Zambia, with sales in these and other sub-Saharan African countries. Our architectural brands include the premium Plascon range as well as Crown, Professional and Polycell. We also supply specialised coatings in southern Africa to industrial and furniture markets. In Automotive we supply both car manufacturers and the refinish industries with the Plascon, Spies Hecker, Standox and Du Pont brands in southern Africa.

In Australia we are the third largest architectural paint manufacturer with factories in Sydney, Melbourne and Brisbane. We service the DIY and trade markets through both resellers as well as our own distribution network of stores. The Bristol brand is distributed exclusively through this network of 83 Bristol corporate and 43 franchised stores. We currently export into New Zealand as well as into China through 20 franchised Bristol outlets. Our brands are Bristol, Taubmans and White Knight.

We also produce and supply colourant systems in South Africa and export these to a growing number of countries.

SCIENTIFIC



Within our Laboratory Group we manufacture an extensive range of premium branded consumables and benchtop equipment in the United Kingdom and Spain. We also have distribution centres in the USA, France, Italy, Germany and Spain. Our customers are educational organisations, pharmaceutical and biotechnology companies and quality control laboratories.

In Melles Griot we are a market leader in lasers, optics, opto-mechanical components and assemblies which we manufacture in California, New York State, Colorado and Japan. Our customers include semiconductor capital equipment manufacturers and the test and measurement, biotechnology, medical and telecommunications industries.

STEEL TUBE



We manufacture and sell steel tube, piping systems, flanges and fittings, couplings, sheet and plate from our base in Gauteng, South Africa. We are the market leader in South Africa and export both regionally and internationally. Our customers are the building and construction, mining, automotive, agriculture, fluid handling and general engineering industries.

CORPORATE AND OTHER



Our corporate operations include finance, strategic planning, property management, treasury, IT, communication, tax, legal, risk services, company administration and internal audit. The main operations are in Johannesburg, South Africa and London, England.

Our developing logistics businesses are third and fourth party logistics managers, providing outsourced services in the design, implementation and management of supply chain solutions. We operate in southern Africa, Portugal, Spain, Dubai, the United Kingdom and the USA, providing services to manufacturing, retail and defence industries.

2.5

We sell our products and services in over one hundred countries.

We have Barloworld operations in 31 countries: Andorra, Angola, Australia, Belgium, Botswana, Canada, Cape Verde, China, Dubai*, Denmark, France, Germany, Italy, Japan, Lesotho, Malawi, Mozambique, Namibia, Netherlands, Norway*, Portugal, Russia, Singapore, South Africa, Spain, Swaziland, Sweden, USA, United Kingdom, Zambia, Zimbabwe

**New in 2004*

2.6

Barloworld is a public joint stock company with its primary listing on the JSE Securities Exchange South Africa (www.jse.co.za)

ORGANISATIONAL PROFILE CONTINUED

2.8 Scale of Barloworld

THE SCALE OF BARLOWORLD

Employees by segment

2004



25 233

2003



22 749

2004		Segment	2003	
22%	(5 568)	Capital Equipment	23%	(5 308)
14%	(3 534)	Material Handling	14%	(3 199)
20%	(5 138)	Motor	17%	(3 774)
11%	(2 893)	Cement & Lime	14%	(3 085)
7%	(1 699)	Scientific	8%	(1 729)
11%	(2 683)	Coatings	11%	(2 589)
7%	(1 740)	Steel Tube	6%	(1 372)
8%	(1 978)	Corporate and Other	7%	(1 693)

Revenues by segment (R million)

2004



36 673

2003



34 603

2004		Segment	2003	
28%	(10 236)	Capital Equipment	32%	(10 908)
18%	(6 673)	Industrial Distribution	16%	(5 644)
27%	(9 742)	Motor	24%	(8 422)
9%	(3 440)	Cement & Lime	9%	(3 016)
4%	(1 623)	Scientific	5%	(1 768)
7%	(2 408)	Coatings	7%	(2 253)
5%	(1 739)	Steel Tube	5%	(1 736)
2%	(812)	Corporate and Other	2%	(856)

Net assets by segment (R million)

2004



18 868

2003



15 592

2004		Segment	2003	
20%	(3 755)	Capital Equipment	31%	(4 768)
21%	(3 929)	Industrial Distribution	24%	(3 702)
27%	(5 163)	Motor	9%	(1 382)
11%	(2 145)	Cement & Lime	13%	(2 103)
6%	(1 091)	Scientific	8%	(1 278)
4%	(675)	Coatings	4%	(626)
2%	(481)	Steel Tube	3%	(507)
9%	(1 629)	Corporate and Other	8%	(1 226)

Total capitalisation (R million)

2004



18 864

2003



15 871

2004			2003	
59%	(11 154)	Equity	61%	(9 728)
41%	(7 710)	Debt	39%	(6 143)

ABOUT OUR STAKEHOLDERS

2.9

The diverse geographic and product nature of our business gives us a wide variety of stakeholders.

2.9 List of stakeholders, key attributes of each and relationship to Barloworld

SHAREHOLDERS AND OTHER PROVIDERS OF CAPITAL

Barloworld has a simple shareholder structure with over 98% of our shares held by institutional investors. Approximately 80% of these are based in South Africa with the balance being mostly in the United States and Europe. The company borrows from a range of South African and multinational banks. A list of our main bankers is on the inside back cover. These banking relationships are managed primarily in Johannesburg and London.

CUSTOMERS

Our customers are a mixture of retail, wholesale and corporate. They range from multinational mining and construction companies who may purchase tens of millions of US dollars of earthmoving equipment from us annually to low income individuals who may buy a single bag of cement for under R50.00 from a builders merchant. Our sales to governments constitute well below 1% of our total revenues.

EMPLOYEES

Our employees are equally diverse and are based in 31 countries (see page 13). They typically have a minimum of full secondary education. Many have long-term service with the company as throughout the world people joining Barloworld often make a career in the company.

PRINCIPALS AND SUPPLIERS

Our enduring relationships with a number of capital goods manufacturers are a key component of our supply chain. Pre-eminent amongst these is Caterpillar Inc., NACCO (who provide our Hyster lift trucks), DaimlerChrysler (Freightliner trucks and Mercedes-Benz cars and trucks) as well as many of the worlds' other leading automotive manufacturers. Another key stakeholder group in this category is organisations from whom we license brands and technology. An example of this is the licensors of the Avis brand. Our supplier base is as diverse as our businesses and includes individuals and small, medium and large enterprises in every territory in which we operate.

COMMUNITIES

We have always had a profound belief in being a responsible company. In this context we address the question of our communities at a series of levels and intensities across the many parts of the world in which we operate. Where we have substantial operations our community focus is on the immediate areas in which we operate and where our employees live. A typical example would be a cement factory in South Africa where we may be the primary employer in the town where it is located. In these circumstances we are intimately and directly involved in all aspects of that community's life, from the schools to the roads to community forums. Where our businesses are in urban areas we typically form a smaller part of the landscape. However, we see ourselves in successive layers as part of regional, national and global communities and take our responsibilities of corporate citizenship seriously at all these levels.

BARLOWORLD ON THE STOCK EXCHANGE

Barloworld shares have a primary listing on the JSE Securities Exchange South Africa and secondary listings on the Brussels, Frankfurt, London, Namibia and Swiss SWX exchanges.

The company's access codes are:
JSE: BAW and BAWP
ISIN: ZAE 000026639 and ZAE 000026647

At 30 September 2004, beneficial owners of in excess of 5% in the company's issued share capital were:

- Public Investment Commissioners – 18.37%
- Barloworld Investments (Pty) Ltd (share buy-back) – 8.26%

The portfolios of twenty institutional investment companies account for 77.29% (2003: 83.73%) of the company's issued share capital. Those managers controlling in excess of 5% were:

- RMB Asset Management – 13.95%
- Sanlam Investment Management – 12.00%
- Old Mutual Asset Managers – 11.57%
- Stanlib Asset Management – 7.65%

Shareholder spread as at 30 September 2004

Type of shareholder	No. of shareholders	No. of securities held	% of securities held
Public	17 936	202 951 458	91.05
Non-public	23	19 940 945	8.95

BOARD OF DIRECTORS







WAM (WARREN) CLEWLOW ◇
OMSG CA(SA), DEcon (hc), Chairman
Warren (68) joined the group in 1963 and rose to the position of CEO by 1983. He became Deputy Chairman and Chief Executive in 1985 and Chairman in 1991. He retired as an executive in 1999. His numerous contributions to civil society include past Chairman of the State President Economic Advisory Council (1985). He is currently Deputy Chairman, Old Mutual Life Assurance Company (South Africa) Limited; Director, Old Mutual Life Holdings; Director, Old Mutual plc; Chairman, Nedbank Limited; Chairman, Nedcor Limited; Director, Sasol Limited; Director, Rustenburg Wines (Pty) Limited; Chairman, Carl and Emily Fuchs Foundation and Honorary Treasurer, African Children's Feeding Scheme. He is also a trustee of Project South African Trust, the Nelson Mandela Children's Fund, the Colleges of Medicine Foundation and Business South Africa. He is a Fellow of the Duke of Edinburgh's Award World Fellowship and Chairman of both the President's Award for Youth Empowerment Trust and the Duke of Edinburgh's South African Foundation.

GONZALO RODRIGUES DE CASTRO (Spanish) ◇
Gonzalo (62) studied at the School of Industrial Engineering in Madrid, then began his career with Canada Dry at their plant in Madrid. In 1970 he joined Bankinter rising to the position of controller general. He left the bank in 1986 to establish an IT consultancy business focussed on strategies for marketing and management information systems for financial institutions, and has had published a book and numerous articles in this area. In 1989 he was appointed CEO of the Madrid Stock Exchange and led the modernisation of the exchange over the next three years. He served chairman of Euroquote in Brussels, the first attempt by the Federation of European Stock Exchanges to create a central European stock exchange. For the past decade he has worked as an IT consultant for clients in service industries. Gonzalo has been a non-executive director of Barloworld's Spanish equipment business since 1995.

MJ (MIKE) LEVETT ◇
BCom, DEconSc (hc), FIA, FFA, FASSA
Mike (65) is chairman Old Mutual plc and deputy chairman of Mutual & Federal Insurance Company Ltd. He was appointed to the Barloworld board in 1985. He is a director of the Central Africa Building Society (Zimbabwe), Nedcor Ltd, Old Mutual South Africa Trust plc and Old Mutual South African Growth Assets Fund Ltd. Mike is a life governor of the University of Cape Town Foundation, founding patron of the Red Cross Children's Hospital Trust and a trustee of the Nelson Mandela Children's Fund, The College of Medicine Foundation and the World Wide Fund for Nature (South Africa).





RC (ROBERT) TOMKINSON ◇
MA, FCA, FCT, (British)
Robert (63) has been a non-executive director of Barloworld since 2001. He was group finance director of Electrocomponents plc, the major electronic and electrical distribution group, from 1986 until his retirement in 1997. Prior to that he was group finance director of Automotive Products plc. His earlier career was spent in the energy industries and merchant banking. He is the non-executive chairman of Pittards plc, of KIG Holdings Ltd and of the Council of the University of Buckingham and a non-executive director of UGC Ltd (The Unipart Group of Companies).

SB (STEVE) PFEIFFER ○
BA, MA (Oxon), JD (Yale), (American)
Steve (57) is partner of Fulbright and Jaworski LLP, a US-based international law firm he joined in 1976, and is currently serving a four year term as chairman of the executive committee of that firm. He is a director, Iridium Holdings LLC (a satellite telephone company based in Washington, DC), Riggs National Corporation (the oldest and largest bank holding company based in Washington, DC), the non-executive chairman of Riggs Bank Europe Ltd. in London, chairman emeritus of Wesleyan University in Middletown, Connecticut, USA, a trustee of The Africa-America Institute in New York and a director of Project HOPE in Washington, DC. He has had a number of articles published on a range of business-related and legal topics, is prominent in civic and professional organisations, and served in the US Navy, from where he retired as Commander, US Naval Reserve. He was appointed to the Barloworld board in 2001.



DB (DUMISA) NTSEBEZA ◇
LLB, BProc, BA
Dumisa (54), who joined the Barloworld board in 1999, completed his studies for a law degree while serving a long prison term for political activism in the mid-70s. He was admitted as an attorney in 1984 and practised in the Eastern Cape. He represented a number of political prisoners throughout the 80s and early 90s. In 1995 he served as a commissioner on the Truth and Reconciliation Commission. He is the founder and former president of the South African National Association of Democratic Lawyers and a past president of South Africa's Black Lawyers Association. While still an attorney, he was appointed acting judge of the High Court of South Africa. In March 2000, he entered the bar and took chambers as a member of the Cape Bar. He has worked in private practice in Cape Town as an advocate since July 2000. In 2002, he was the Visiting Distinguished Professor of Political Science and Law at the University of Connecticut – Storrs and Hartford campuses.



LA (LOUISE) TAGER ◇
BA, LLB, HDip Tax Law, LLM (Harvard)
Louise (68) has been a director of Barloworld since 1992. Rising to prominence as executive director for a decade from 1985 on the ground-breaking Law Review Project, she now serves, and has served, on numerous bodies in both the public and private sectors. She has been recognised for her many achievements across a broad spectrum of activities in public and private sector business, as well as in academic life, where she has published extensively. She was the first woman to be appointed dean of any faculty in a South African university and the first to head up a parastatal enterprise in South Africa.



EP (EDDIE) THERON ◇
BCom, LLB, FIBSA
Eddie (63) played a major role in banking in South Africa during his career. He was one of five executives involved in the formation of Standard Merchant Bank and retired as group chief executive of Standard Bank Investment Corporation Ltd in 1995, following which he was appointed as a non-executive director. He was appointed to the Barloworld board in 1996 and also holds non-executive directorships on the boards of Mutual and Federal Insurance Co Ltd and Pretoria Portland Cement Company Ltd.



AJ (TONY) PHILLIPS# (British) △
BSc (Eng), Chief Executive Officer
Tony (58) joined Barloworld in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain. He made his mark when between 1992 and 1995, he led the turnaround to profit of the then listed Spanish subsidiary, Finanzauto SA. He was appointed to the Barloworld board in 1995 and became CEO on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers) and Business Against Crime. Tony is on the board of governors of Michaelhouse School in Balgowan, KwaZulu-Natal, the Advisory Council of the University of the Witwatersrand School of Civil and Environmental Engineering, and is a director of NOAH (Nurturing Orphans of AIDS for Humanity), and WWF.



J (JOHN) BLACKBEARD △
BSc (Eng), Chief Executive Officer, Scientific
John (47) has an engineering degree from the University of Cape Town. He spent the first years of his career with Eskom in a variety of roles from operations, design, research and development, construction and project management to general management. He joined Barloworld in 1996 as Group Technical Director of Pretoria Portland Cement. He moved to Operations Director and then to Managing Director of PPC Cement in 1999. He was appointed as Chief Operating Officer of Pretoria Portland Cement in 2002. He was appointed to the Barloworld Board in May 2004 and as Chief Executive Officer of the Scientific division in July 2004.



MD (MIKE) COWARD △
CA(SA), Chief Executive Officer, Steel Tube
Mike (51) joined Barloworld in 1977 and worked on the financial side of the business in the mining, electronics, steel and ferro-alloys disciplines before moving across into an operational management role in 1990. In 1992 he was appointed to head the Steel Tube operations of the company as managing director of Barloworld Robor and was appointed to the Barloworld board in 1995.

◇ *Independent director*
○ *Non-executive director*
△ *Executive director*



LS (LESTER) DAY ▵
CA(SA), Chief Executive Officer, Equipment (British)
Lester (58) joined Barloworld in 1973 and worked in the equipment operations in South Africa, Zimbabwe and the United Kingdom, as well as holding a senior financial role at the Barloworld head office. In 1994 he was appointed financial director of Barloworld Equipment. A year later he was appointed managing director of the same business unit and joined the Barloworld board in 1998.

BP (BRANDON) DIAMOND ▵
ACIS, MBA, Chief Executive Officer, Industrial Distribution
Brandon (53) joined Barloworld in 1970. He initially worked in the equipment business fulfilling various roles in accounting and finance. In a varied career he has been managing director of Barlow Shipping Services and later Circle Freight as well as Barloworld Namibia. He was appointed chief executive officer of Barloworld Motor in 1994 and his appointment to the Barloworld board took effect in 2001. He was appointed to his current role in 2003 and resides in Charlotte, North Carolina.

JE (JOHN) GOMERSALL ▵
CA(SA), Chief Executive Officer, PPC Cement & Lime (British)
John (58) joined Barloworld in 1971. He started his career in Robor Limited and was subsequently transferred to Middelburg Steel & Alloys (Pty) Limited, ultimately being appointed group managing director in 1986. He joined the Barloworld board in 1989 and was appointed group managing director of PPC, to the board of that company in 1992 and subsequently CEO. He is Chairman of Barloworld Logistics and heads up the group strategy unit. In 1990 he led the business team that created the Middelburg Peace Forum, which was the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association which is headquartered in Paris and past chairman of the South African Cement and Concrete Institute.

◇ *Independent director*
○ *Non-executive director*
▵ *Executive director*



AJ (ANDRÉ) LAMPRECHT ▵
BCom, LLB, PED-IMD, Chief Executive Officer, Barloworld Coatings
André (52) practised as an advocate of the High Court of South Africa prior to joining the Barloworld group in 1981. From 1983, he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the board in 1993, assuming responsibility for the company's interests in Namibia and Botswana in addition to human resources, social investment and other responsibilities. In 2003 he was appointed CEO of Barloworld Coatings having been on the board of Plascon and the Coatings division for many years. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, a past president of the AHI and its Board of Trustees and a former business convener of the Trade and Industry Chamber of Nedlac. He is also a director of PPC, the National Business Initiative (NBI), trustee of the Business Trust and a member of the Retirement Funds Advisory Committee of the Minister of Finance. He serves on the Councils of Business Unity SA (BUSA) and CHAMSA and is a member of the Millennium Labour Council.

PM (PETER) SURGEY ▵
BA, LLB, Executive Director, Human Resources
Peter (49) joined Barloworld from the legal profession in 1983 and worked in the human resources and industrial relations arenas until his appointment as managing director of Plascon Inks and Packaging in 1990. In 1992, he became chief executive officer of Barloworld's Coatings business and was appointed to the Barloworld board in 1995. He is a board member of the Business Against Crime initiative in South Africa and a past president and current board member of the NOVA Paint Club, an alliance of international paint manufacturers. His new responsibilities include Human Resources, Group Risk, Black Economic Empowerment, Group Pensions and Medical Aid and Corporate Social Investment.

CB (CLIVE) THOMSON ▵
BCom (Hons), CA(SA), MPhil (Cantab), Finance Director
Clive (38) joined Barloworld in March 1997 as Finance Director of the Barloworld Coatings division where he had overall financial responsibility for the group's paint interests in southern Africa, Australia, and the United Kingdom. He was appointed to the Barloworld board as Finance Director on 1 April 2003. Previously he was a partner of Deloitte & Touche where he served in audit, technical advisory and education portfolios. He spent a year with Deloittes in Princeton, United States as part of an international project team designing and implementing technology solutions for the global practice. In 1993 he completed his Master of Philosophy (M.Phil) degree at Cambridge University, England in the Economics and Politics of Development.

For ease of cross-reference, all Barloworld-related companies referred to in these profiles have been incorporated using the current names of the businesses rather than the names in use at the time.

Since acquiring Barton Freightliner in 2000 we have built our Freightliner dealership into one of the largest in America. We have operations in Arkansas, Louisiana, Mississippi, Tennessee and Texas.

FREIGHTLINER CENTURY CLASS ST


FREIGHTLINER

3

GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

3.1 Governance structure including major board committees

Barloworld and its subsidiaries are fully committed to the principles of fairness, integrity, accountability, responsibility and transparency associated with good corporate governance.

3.1

The management of Barloworld has conducted its business with the highest degree of ethics and probity since the company was founded in 1902. The rapid evolution of the global market in which Barloworld operates and the parallel growth of civil society has greatly increased the range of stakeholders in our activities. The board and management have evolved a series of processes and procedures constituting systems of corporate governance that are designed to ensure that the company makes profits in a manner that conforms to the strictest requirements for transparency and sensitivity to the needs of the business, physical and social environments. These systems are continually evolving with the changing needs and expectations of stakeholders.

The company is incorporated in South Africa under the provisions of the Companies Act, 1973, as amended. It is listed on the JSE Securities Exchange South Africa, and complies with the Code of Corporate Practices and Conduct contained in the King Report on Corporate Governance in South Africa published in March 2002. Amendments to the JSE Securities Exchange listing requirements and continuing obligations making certain disclosure requirements of the Code of Corporate Practices and Conduct mandatory came into effect on 1 September 2003 and have been applied in this report.

As a company with a secondary listing on the London Stock Exchange, we have taken note of the Combined Code of Principles of Good Governance and Code of Best Practice adopted by that exchange. Where the relevant provision of the combined code is an indicator of best practice, the company has taken note of it.

The company is not registered with the Securities and Exchange Commission in the United States and has unsponsored American Depository Receipts. Accordingly, the Sarbanes-Oxley Act of 2002 does not apply to it. The principles of that Act have however been considered in formulating our corporate practices.

Board accountability and delegated functions

The general powers of the directors of Barloworld Limited are conferred in the company's articles of association. They have further unspecified powers and authority in respect of matters which may be exercised or done by the company but which are not expressly reserved to the members of the company in a general meeting, either by the South African Companies Act or the provisions of those articles.

In accordance with a formal charter which has been reviewed during the year, the board has reserved to itself the following responsibilities:

- Approval of the strategic plan and the annual business plan, the setting of objectives and the review of key risks and performance areas, especially in respect of technology and systems
- Monitoring the implementation of board plans and strategies against a background of economic, environmental and social issues relevant to the company and international political and economic affairs, as well as the mitigation of risks by management
- Appointment of the chief executive officer and maintenance of a succession plan
- The appointment of directors, subject to election by the company in general meeting
- Determination of overall policies and processes to ensure the integrity of the company's management of risk and internal control

The charter expresses the board's philosophy in regard to customer satisfaction, quality and safety of products and services; optimisation in the use of assets and drawing the best out of employees; respect for human dignity and observance of fundamental human rights; national and international corporate citizenship, including sound relationships with regulatory authorities.

While retaining overall accountability and subject to matters reserved to itself, the board has delegated to the chief executive officer and other executive directors authority to run the day-to-day affairs of the company.

Audit, general purposes, nominations and remuneration committees assist the board in the discharge of its duties. Each committee acts within terms of

reference, under which certain functions of the board are assigned with defined purposes, membership requirements, duties and reporting procedures. Board committees may take independent professional advice at the company's expense when necessary. The committees are subject to regular evaluation by the board in regard to performance and effectiveness. Chairmen of the board committees are required to attend annual general meetings to answer any questions raised by shareowners.

Board of directors

At the last annual general meeting Mr RKJ Chambers retired as a non-executive director. During the year, Mr PJ Maybury retired, as an executive director.

Mr G Rodriguez de Castro Garcia de los Rios (independent) and PJ Blackbeard (executive) were appointed by the board to fill these vacancies.

The King Code of Corporate Practices and Conduct states: "The board should comprise a balance of executive and non-executive directors, preferably with a majority of non-executive directors, of whom sufficient should be independent of management so that shareowner interests (including minority interests) can be protected."

Considerable thought has been given to board balance and composition and the board believes that the current mix of knowledge and skill meet the present requirements of the company.

3.2

The following directors are regarded as independent in terms of the JSE listing requirements, WAM Clewlow, MJ Levett, DB Ntsebeza, G Rodriguez de Castro Garcia de los Rios, LA Tager, EP Theron and RC Tomkinson. These seven account for 41% of the board and there are nine executive directors (53%) and one non-executive director.

Board composition


Independent (7)
Non-executive (1)
Executive (9)

Mr SB Pfeiffer is a partner in a law firm in the United States that provides advice to the company from time to time and as such is technically not considered to be independent. The board considers Messrs MJ Levett and WAM Clewlow to be independent, having noted that Mr Levett is the chairman of Old Mutual Life Assurance Company (South Africa) Limited. Mr Clewlow is father-in-law to the finance director, Mr CB Thomson and is the deputy chairman of Old Mutual Life Assurance Company (South Africa) Limited, which holds 4.11% of the issued ordinary share capital of the company comprising 9.9 million shares.

Prior to each board meeting the agenda and supporting papers are distributed to all directors electronically. The appropriate executive director motivates business requiring decisions in the meeting, bringing relevant facts and circumstances to the attention of directors, who, in any event, have unrestricted access to all company property, information and records.

Where directors are based in countries other than where a meeting is held and are not able to attend, video and tele-conferencing facilities allow them to participate in the debate and conclusions reached.

> During the year under review, seven meetings of the board were held, three in South Africa, three in the United Kingdom and one in the United States.
>
> All directors attended the meetings personally, or were included in the proceedings through video or tele-conferencing facilities, with the exception that Mr DB Ntsebeza was unable to attend the meeting held on 10 May.

3.3

Any new appointment of a director is considered by the board as a whole, on the recommendation of the nominations committee. The selection process involves consideration of the existing balance of skills and knowledge and a continuous process of assessing the needs of the company.

The secretary arranges an induction programme for new directors. This includes an explanation of their fiduciary duties and responsibilities and visits to operations, where discussions with management facilitate an understanding of the group.

Directors are apprised, wherever relevant, of any new legislation and changing commercial risks that may affect the affairs of the company.

In certain circumstances it may become necessary for a non-executive or independent director to obtain independent professional advice in order to act in the best interests of the company. Such a director also has unrestricted access to the chairman,

3.2 Percentage of independent directors

3.3 Process for determining board expertise

executive directors and the secretary. Where a non-executive or independent director takes reasonable action and costs are incurred, these are borne by the company.

By convention, executive directors retire from the board at 63 years of age whilst non-executive and independent directors retire at the next annual general meeting following the director's 70th birthday.

A summary curriculum vitae of each director of Barloworld Limited is published on pages 18 to 20.

At every annual general meeting, at least one-third of the directors retire from the board. In addition, a director appointed by the board to fill a vacant seat must retire from that office at the next annual general meeting. Directors retiring in this manner may offer themselves for re-election subject to any recommendation made by the nominations committee.

At the forthcoming annual general meeting Messrs G Rodriguez de Castro Garcia de los Rios and PJ Blackbeard retire in terms of the Companies Act 1973, as amended.

In addition, Messrs WAM Clewlow, BP Diamond, JE Gomersall, DB Ntsebeza and EP Theron retire by rotation. In terms of the articles of association. All retiring directors are available for re-election and have been respectively nominated by the nominations committee.

Chairman and chief executive officer

No individual has unfettered powers of decision-making. Responsibility for running the board and executive responsibility for conduct of the business are differentiated. Accordingly, the roles of the chairman of the board and of the chief executive officer are separate.

The secretary

The secretary provides the board as a whole and directors individually with guidance on the discharge of their responsibilities. He is also a central source of information and advice to the board and within the company on matters of ethics and good governance. Appointment and removal of the secretary are matters for the board as a whole.

He sees that in accordance with the pertinent laws, the proceedings and affairs of the directorate, the company itself and, where appropriate, owners of securities in the company, are properly administered. He ensures compliance with the rules of the JSE Securities Exchange South Africa, and other stock exchanges on which the company's securities are listed. The secretary also assists in developing the annual board plan and administers the share option scheme as well as the statutory requirements of the company's subsidiaries in South Africa.

Directors have direct access to him at all times.

He is kept advised about all dealings by directors and officers in securities of the company and a report is tabled at each board meeting.

Audit committee

RC Tomkinson (Chairman), MJ Levett, and EP Theron.

Following the retirement of Mr RKJ Chambers, Mr RC Tomkinson was appointed as Chairman of the audit committee in his stead. During the year and in terms of good corporate governance considerations, the chairman of Barloworld Ltd, WAM Clewlow, stood down from the audit committee.

The audit committee consists exclusively of independent directors. The quorum for a meeting is two.

The head of internal audit and the lead client service partner in charge of the external audit attend all meetings. They have unrestricted access to the chairman and other members of the audit committee. The financial director and any other executives may, at the discretion of the chairman of the audit committee, be invited to attend and be heard. No attendee has voting rights.

The audit committee has written terms of reference. Its duties relate to the management of risk across the Barloworld Group, the safeguarding of assets, the identification of and exposure to significant risks, the operation of adequate systems and control processes and the presentation of accurate and balanced financial statements and reports complying with all relevant corporate disclosure requirements and accounting standards.

A meeting of the audit committee was held on 9 May 2004 primarily to consider the draft interim report. The report of the head of internal audit was tabled together with the detailed internal audit plan for the year. The lead client service partner in charge of the external audit tabled the report of the external auditors which supported their review opinion on the interim results. Having taken account of these reports, the committee was satisfied that the interim financial statements were accurate and, with the draft interim report, were recommended for approval by the board.

The chairman of the audit committee reported on the interim results, supported by the external auditors, at the board meeting held to adopt the interim results on 10 May 2004. In addition the external audit scope and budgeted fees for the forthcoming audit were considered.

Following the acquisition of Avis Southern Africa, we are in the process of creating a range of motor vehicle transport and mobility solutions for our customers.

BARLOWORLD MOTOR


AVIS

On 29 September 2004, the audit committee met to consider the results of the annual risk assessment, internal audit activities and recommendations regarding the risk management process, and disaster recovery, business continuity and information security issues.

Draft corporate governance reports were reviewed.

The audited annual financial statements for the year ended 30 September 2004 were submitted to the meeting of the audit committee held on 14 November 2004, together with the reports of the auditors. The lead client service partner responsible for the audit as well as the head of internal audit were present.

The committee considered the assessment at the year-end of the company's ability to continue as a going concern, the valuation of investments and exceptional items. The audited annual financial statements and the drafts of the preliminary profit statement were recommended to the board for approval.

The audit committee has also recommended to the board that, at the forthcoming annual general meeting, the external auditors be re-appointed for the current year.

The committee also considered the report of the head of internal audit regarding the status of internal controls in the group, as well as the proposed internal audit plans for the 2005 financial year.

The chairman of the audit committee reported on the annual results, supported by the external auditors, at the board meeting held to adopt the annual results on 15 November 2004.

The audit committee has inter alia adopted the following policy in regard to the provision by the external auditing firm of any non-audit services:

- non-audit services will not be obtained where the provision of such services could impair audit independence;
- total annual fees for non-audit services in any financial year shall not exceed the total audit fee for that year unless any excess is justified and approved by the chairman of the audit committee in consultation with the members of the committee, if necessary.

All members attended the three committee meetings referred to above. The board has determined that the audit committee, which has no executive powers, has satisfied its responsibilities for the year under review in compliance with its terms of reference.

General purposes committee

WAM Clewlow (Chairman), MJ Levett, SB Pfeiffer, AJ Phillips, EP Theron, RC Tomkinson.

During the year, Mr RKJ Chambers retired and Mr SB Pfeiffer was appointed to the committee in his stead.

The general purposes committee, comprising a majority of independent directors, considers issues of significance to the company. It advises the board on matters having local and international political, economic and social implications regarding the affairs of the company. Progress in regard to the strategic plan is reviewed and recommendations in respect of any adjustment to it are submitted to the board. The committee is able to ensure that matters requiring the attention of the directorate, such as acquisitions and disposals, as well as other issues of high importance, are submitted timeously for proper deliberation. Its terms of reference were formalised in 2003 and approved by the board.

During the year under review, the committee met six times to discuss and make recommendations to the board on matters impacting the group's strategic plan, as well as other issues considered significant to the company's affairs.

Annually, the committee appraises the performance of the chairman of the board, the chief executive officer and of the board as a whole. The chairman and the chief executive officer do not participate in discussions regarding their own performance.

All committee members attended the six meetings, three of which were held in South Africa, two in the United Kingdom and one in the United States.

The board has determined that the general purposes committee, which has no executive powers, has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Nominations committee

WAM Clewlow (Chairman), MJ Levett, SB Pfeiffer, EP Theron, RC Tomkinson

During the year Mr RKJ Chambers retired and Mr SB Pfeiffer was appointed to the committee in his stead. In terms of good corporate governance considerations, the chief executive officer of Barloworld Ltd, Mr AJ Phillips, stood down from the nominations committee during the year.

The nominations committee makes recommendations to the board on the composition of the board and the balance between executive, non-executive and independent directors. Skill and experience, demographics and diversity are taken into account in this process.

It is responsible for identifying and nominating candidates for the approval

of the board as additional directors or to fill any board vacancies when they arise. They also advise the board on succession planning, especially in respect of the chairman of the board and chief executive officer.

In addition, the committee recommends for re-election, directors who retire in terms of the company's articles of association.

Its terms of reference were formalised in 2003 and approved by the board. All committee members attended the six meetings, three of which were held in South Africa, two in the United Kingdom and one in the United States.

The board has determined that the nominations committee, which has no executive powers, has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Remuneration committee
WAM Clewlow (Chairman), MJ Levett, SB Pfeiffer, EP Theron, RC Tomkinson

During the year Mr RKJ Chambers retired and Mr SB Pfeiffer was appointed to the committee in his stead.

Composed of a majority of independent directors, this committee makes recommendations to the board, within terms of reference formalised in 2003 and approved by the board, regarding the structure and development of policy on executive and senior management remuneration, taking into account market conditions. The chief executive attends meetings, but does not participate in discussions regarding his own remuneration.

The committee approves the remuneration levels and benefits of executive directors and senior executives. Recommendations are made in respect of fees – for a service as a member of the board or on a board sub-committee – to be paid to each independent and non-executive director. Once these fees have been adopted by the board, they are submitted to the shareholders in general meeting for approval prior to implementation and payment.

REPORT OF THE REMUNERATION COMMITTEE

The company's philosophy is to set remuneration at appropriate levels, taking into account scales of responsibility, in order to attract and retain the directors and executives needed to run the company successfully. A proportion of executive directors' remuneration is structured so as to link corporate and individual performance. This approach is being extended to other levels in the organisation. Participation of employees will be achieved through consultative processes aimed at aligning job and corporate purposes and the introduction of a uniform measurement system. This has been largely accomplished and a framework set for the year ahead.

During the year under review, the committee met to determine specific remuneration packages for executive directors and executives of the company, (including performance-based incentives, grants under the Barloworld share option scheme) and to determine criteria that will encourage good performance, as well as achieve fair reward for their individual contributions.

Basic salaries are reviewed annually in light of targeted median and individual performance. Annual increases are not guaranteed.

For some years the company has had an incentive bonus scheme. This includes factors linked to Value Based Management, pre-determined objectives and Cash Flow Return on Investment targets.

Targets are set at group and operational levels and are weighted appropriately to a person's ability to influence results and add value. They include "year-on-year stretch" to ensure value creation.

A portion of the incentives is linked to personal or team goals with the aim of improving performance while balancing short, medium and long-term company objectives. These include minimum standards, corporate values, performance improvement, people development and employment equity.

For the year ended 30 September 2004, the remuneration committee approved a scheme in terms of which each executive director would receive the greater of:

1. a proportion of annual basic salary arising from the increase in:
   - headline earnings per share of Barloworld in 2004 over 2003 and less a factor approximating the rate of inflation; and
   - return on net assets (excluding leasing) of Barloworld above a predetermined "stretch" target;.
2. a proportion of annual basic salary arising from the increase in:
   - 2004 over 2003 of the Cash Flow Return on Investment achieved by the relevant business unit; and
   - the increase in Cash Flow Return on Investment achieved by Barloworld

in each case multiplied by a factor reflecting the extent to which the

objectives of each director have been achieved. The quantum of the bonus payout is not capped.

Executive directors and selected key executives participate in the Barloworld share option scheme. Allocations of options are generally made annually, based on the market value of the company's shares. One-third of each allocation becomes exercisable by the employee after three years have elapsed from the date of allocation. After four years, a maximum of two-thirds of the original allocation are exercisable. On the expiration of five years, the full allocation is available to the employee. All options must be exercised in full by the employee or ceded by the employee to a family company or trust or sold to an approved financial institution within ten years of grant or six years for options granted after 29 January 2004. An employee must be in the employ of, or have retired from, the Barloworld Group at the time of exercise or cession of any options.

In respect of each director, details are given in note 33 to the annual financial statements of salary, bonus, retirement and medical contributions, gains from share options exercised or ceded and other benefits. Also given are details of shares in the company owned, and of unexercised share options held, by each director.

There are no contracts of service between any directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring payment of compensation apart from normal length-of-service related severance for executives.

The directors are entitled to such remuneration as the members of the company may determine in general meeting. The total remuneration of each executive director takes into account the value of services as a director, in addition to executive remuneration. No remuneration has been authorised in general meeting in respect of remuneration for services as directors of the executive directors. This has been controlled through the remuneration committee.

A non-executive or independent director who, in the opinion of the directors, performs services beyond the scope of the ordinary duties of a director may be paid such extra remuneration or allowances as may be determined by a disinterested quorum of directors.

All committee members attended the six meetings held during the year, three of which were in South Africa, two in the United Kingdom and one in the United States.

The board has determined that the remuneration committee, which has no executive powers, has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Internal audit

With its responsibilities clearly defined in a charter, approved by the audit committee, internal audit continued to function throughout the group during the year under review.

Audit activities principally addressed the following areas:

- appraising and advising on systems, procedures and management controls;
- assessing the effectiveness of risk management processes;
- evaluating the reliability and integrity of management and financial information;
- assessing the control over assets and verifying their existence;
- reviewing compliance with policies and procedures; and
- recommending improvements in procedures and systems to enhance efficiencies and prevent fraud.

Risk focused audit plans for the year, with input from divisional management, were approved in May 2004. Audit findings were formally reported to operating division audit committees in May and again at financial year-end. These committees are chaired by officers who are non-executive to the respective divisions.

The head of internal audit co-ordinates the internal audit function worldwide and reports to the chairman of the audit committee of Barloworld Limited who is an independent director.

She reported formally to the audit committee in May, September, and November on activities, providing details of audit coverage and of any significant findings.

The internal audit process did not highlight any breakdowns in internal control that were known to have had a material impact on the reported financial information.

Internal audit undertook a high level review of the risk management processes across the group and reported at the special risk focused meeting of the audit committee in September.

Although not reliant on external auditors for any resource support the head of internal audit continues to liaise with them with a view to maximising efficiencies of audit coverage where possible.

Our 71.6% owned cement and lime business PPC generates benchmark returns for a cement business compared with any of its international peers.

PPC SUREBUILD CEMENT


PPC
CEMENT
PPC STRENGTH GUARANTEED

Insider trading

The South Africa Insider Trading Act No 135 of 1998 regulates transactions by directors and officers in securities issued by the company.

No employee, his/her nominee or members of their immediate family may deal either directly or indirectly, at any time, in the securities of the company on the basis of unpublished price-sensitive information regarding the company's business or affairs. No director or officer may deal in the securities of the company during the embargo period determined by the board in terms of a formal policy implemented by the secretary. Periods of embargo are from the end of the interim and annual reporting periods to 24 hours after the announcement of financial and operating results for the respective periods. A list of persons who are restricted for this purpose has been approved by the board and is revised from time to time. A register of directors and officers is available for inspection at the company's registered office in Sandton, South Africa.

The rules of the JSE Securities Exchange extend obligations regarding transactions in the securities of the company to include those of any major subsidiary as well. Those whose trading transactions have to be disclosed to the market within 48 hours specifically include the directors and the secretary but now also embrace any associate of the directors or secretary or any independent entity or investment managers through which the directors or secretary may derive a present or future beneficial or non-beneficial interest.

The directors or officers of the company's major subsidiaries, whether wholly or partially owned, are also included in the list of directors, secretary and officers.

Trading in the company's shares and any cessions of options over such shares is conducted on completion of an application form, in the case of securities subject to the Barloworld Share Option Scheme, or a letter in any other case. Authorisation of the transaction is given in writing by the chairman of the board, the chief executive officer or a divisional chief executive officer, as appropriate. The written authority is kept by the secretary with the record of the particular transaction. In the event that the chairman wishes to trade, permission to do so is obtained from the board.

In southern Africa the foundation of our success in our coatings business is market-leading premium brands.

PLASCON DOUBLE VELVET


PLASCON
EXPERIENCE
EXCEPTIONAL QUALITY

3.4

MANAGEMENT OF RISK

The King Code of Corporate Practices and Conduct contains numerous guidelines relating to the management of risk and the responsibilities of the board and the audit committee in that regard.

In the 1990s, the risk management strategy committee was formed which, with the participation of outside experts and specialists, has developed and extended the management of risk within the group. Benefits have been derived from serious efforts to mitigate risk and innovative techniques for financing any losses that might occur.

Risk management strategy committee

PM Surgey (Chairman), PJ Blackbeard, MD Coward, LS Day, BP Diamond, JE Gomersall, AJ Lamprecht, M Laubscher, AJ Phillips, CB Thomson, HS Wilton.

In terms of a written risk management philosophy statement issued by the chief executive officer and endorsed by the directorate, the company is committed to managing its risks and opportunities in the interests of all stakeholders. Every employee has a responsibility to act in this manner.

An ongoing systematic, multi-tiered and enterprise-wide risk assessment process supports the group's risk management philosophy. This ensures that risks and opportunities are not only adequately identified, evaluated and managed at the appropriate level in each business, but also that their individual and joint impact on the group as a whole is taken into consideration.

The risk management strategy committee, which is a sub-committee of the audit committee and includes the chief executive officer of Barloworld Limited, the chief executive officers of all businesses and the group risk manager, reviews the activities and effectiveness of the risk management function three times each year. Business unit boards and senior managers carry out an annual self-assessment of risk at the beginning of each calender year. This process identifies critical business, operational, financial and compliance exposures facing the group and the adequacy and effectiveness of control factors at all levels.

The top risks, elevated to group level, are adequately addressed through action plans put in place with responsibilities assigned.

The annual risk assessment process is conducted at business unit and board levels. The assessment methodology takes into account the severity and probability of occurrence and applies a variable, based on the quality of control, thereby ranking risks and setting priorities.

The group risk services department oversees the process from the perspective of strategic direction, ongoing improvement in methodology and process, and technical assistance. Both independent external auditors and internal auditors check for robustness and thoroughness and comment thereon in their own assessment reports.

The risk tolerance levels are set in each business unit and vary depending on the nature, scope and size of the business.

The tolerance levels are based not only on financial impact, but also on the potential threat to the integrity of the business as a going concern, its reputation and the well-being of employees and other stakeholders.

Development of the risk management intranet into a knowledge repository assists this process. It also provides an information database for risk management and risk control practitioners throughout the group.

As the group develops new business and expands into new markets and territories, it is faced with increasingly complex and changing environments. By integrating the risk management process with the group's strategic direction, which incorporates the principles of Value Based Management, the risk-return trade-off is optimised. This enhances competitive advantage, growth and the employment of capital.

In the case of joint ventures and associates, the company encourages adherence to the same risk management philosophy and policies.

The services of Marsh Inc. are used to examine the quality of risk control and the adequacy of insurances.

The audit committee has determined that the risk management strategy committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

The products we make in our UK-headquartered laboratory business are used in research and medical institutions in over 100 countries.

BIBBY STERILIN TUBE ROTATOR



STERILIN
NAME
Z/10

Barloworld Group top risks – 2004

KEY RISKS	MANAGEMENT RESPONSE
Currency volatility Movement of the rand against other currencies creates risks relative to the translation of non-rand profits, the marking-to-market of financial instruments taken out to hedge currency exposures, the cost of imports into and the profitability of exports from South Africa.	***Financial risk*** • The responsibility for monitoring and managing these risks is that of line management in conjunction with the central treasury. A Group Treasury Policy is in place which clearly sets out the philosophy of hedging, guideline parameters within which to operate and permissible financial instruments. • Preventative measures are implemented around determination of pricing mechanisms and structuring of commercial contracts to swiftly negate the impact of any adverse currency fluctuations.
Defined benefit scheme exposure There are risks of a decrease in the market value of equities and bonds, coupled with the impact of increasing fund liabilities as a result of changing actuarial assumptions and/or member life expectancies. This could have an adverse impact on group results due to the need to make up funding shortfalls. The group's largest exposure in this regard pertains to two defined benefit schemes in the United Kingdom where the combined actuarial deficits approximate £50 million.	***Market risk*** • Suitably qualified representative Boards of Trustees exist which together with separate investment sub-committees, are responsible for evaluating the effectiveness of investment decisions. We also use professional investment advisors to administer our investment portfolios with a view to conservatively preserving and enhancing fund valuations. Complex investment risk models are run by actuaries to assess optimum risk balance. They also conduct regular valuations. • Funding shortfalls are made up within appropriate time frames via increased company and employee contributions, together with an adjustment to benefits. • Existing defined benefit schemes have been closed to limit company exposure with all new employees required to join recently established defined contribution schemes.
Dependence on principals and suppliers Some of the businesses in the group are dependant on a small number of principals and/or suppliers. The success of our business is therefore linked to the success of the principals and major suppliers, their ongoing financial stability and the competitiveness of their products and services.	***Strategic risk*** • Add value to our principals by giving constant feedback on market movements and product competitiveness. • Continually improve/build our relationship with our principals and major suppliers and ensure that we are their best dealer/customer. • Provide the best customer service and lead in our markets. • Build "Smart Partnerships" with customers. • Enter into longer term contracts with customers.
Exposure to equipment buy-backs and residual values Some of the group's businesses could be exposed to losses on buy backs and residual values due to contractual obligations to buy back equipment previously sold or rented out, at prices below market or replacement cost at the time of being compelled to repurchase. This risk could arise, inter alia, through market conditions at the time, currency appreciation related to imported equipment, inadequate valuation skills at the time of determining the buy-back amount, or poor condition of equipment repurchased.	***Financial risk*** • Line management is responsible for operationally managing this commercial risk by ensuring adequate valuation competencies, managing inventory levels, optimally structuring contracts, modelling transactions to ensure adequate economic return, continually scanning market conditions, hedging currency risks and monitoring the use and condition of equipment in respect of which obligations exist.

KEY RISKS	MANAGEMENT RESPONSE
Protracted downturn in the global economy A recession in the global economy is uncontrollable and has the potential of affecting group businesses in all locations.	***Market/political risk*** • Maintain geographic diversity of businesses as in the event of a global downturn, some regions will always be affected less than others. • Include a downside scenario in our strategic planning to ensure that we develop proactive responses and have key contingency plans in place. • Adjust operations to circumstances as they arise.
Regulatory environment Many of the group's activities are governed, one way or another, by regulations and it is imperative that management are aware of the current thinking of the regulators and changes in policy direction which may be imminent.	***Regulatory risk*** • Influence legislation, lobby governments, and find ways to limit negative impacts of legislation where possible.
Acquisition underperformance The risk of future net cash flows from acquisitions failing to realise anticipated value upon which the initial purchase consideration was based may result in a subsequent impairment of the asset valuation.	***Acquisition risk*** • A Business Acquisitions Policy and Procedure is in place that sets out a structured approach and framework to be used when acquisitions are being made. This includes a pre-acquisition phase that includes the requirement to conduct a comprehensive strategic analysis of intended targets, development of acquisition criteria, both strategic and financial and quantification of risk adjusted value creation potential for the respective business unit and the group. • The Group Strategy department reviews all acquisitions and provides increasing involvement and contribution according to specified levels of materiality within a group context. • The CEOs and CFOs of each business unit are responsible for ensuring that the policy and procedures are adhered to. • Following acquisitions, planning and task teams are established to focus on the realisation of possible synergies.
Strategic people skills Barloworld's key asset in solution based businesses is the intellectual capacity and skills of its people. This necessitates ongoing management of the challenges regarding succession planning and skills retention and development.	***People risk*** • Employee Value Creation (EVC) is the technique that Barloworld has been rolling out globally to create value for its employees. • EVC identifies, aligns and integrates all employee elements of a value creating organisation including processes that ensure sustainable competence and intellectual capacity using "Intellectual Capital Reviews" to identify and retain future leaders. • Through performance management systems, employees' purpose, role, function and accountabilities are defined. • Using competency based assessments, employees are regularly reviewed to ensure the appropriate skill sets are available to enable performance at optimum levels. • Reward and incentives schemes have been implemented to ensure recognition and retention of high performing employees.

3.7

The values of the company are enshrined in our code of ethics which has 12 words:

- Obey the law
- Respect others
- Be fair
- Be honest
- Protect the environment

This is the foundation of our approach to sustainable development and has been implemented and entrenched in the company for several years.

3.5

Fees payable to non-executive directors are recommended by the board and fixed by the shareholders in general meeting.

Details of remuneration, fees or other benefits earned by directors in the past year are given on pages 162 to 166.

3.6

The board is responsible for the approval of all major policies and accordingly this includes all policies relating to sustainability.

The company has no integrated objectives relating to sustainable development although a number of individual business units have specific targets and programmes. The establishment of company wide objectives will be considered by the board during 2005.

Third party management

No part of the company's business was managed during the year by any third party outside the Barloworld group in which any director had an interest.

3.8

Communication with the investment community

The company subscribes to the principles of objective, honest, timeous, balanced, relevant and understandable communication, of both its financial and non-financial matters. The focus is on substance, not form, and communication with stakeholders with a legitimate interest in the company's affairs is sensitive and systematic. The company regularly enters into dialogue with institutional investors having due regard for statutory, regulatory and other directives prohibiting the dissemination of unpublished price-sensitive information by the company and its directors and officers.

Employment

The integrity of new appointees to the group is assessed through selection and promotion procedures. Due care is exercised in delegating discretionary authority to individuals.

All employees are expected to adhere to the group's values, standards and compliance procedures.

Ethics Line

The Barloworld Ethics Line was introduced in 2002. It is an independent and confidential system by which employees or others can report unethical or risky behaviour. Such reports can be submitted to:

Barloworld Ethics Line

Telephone

South Africa 0800 203242

Telefax

South Africa 0800 007788

Postal address

Barloworld Ethics Line
C/o Tip-offs Anonymous
Free Post DN298
Umhlanga Rocks
KwaZulu-Natal
4320
South Africa

Barloworld Ethics Line is outsourced to Tip-Offs Anonymous which is an independent body within Deloitte. This provides an opportunity to anyone wishing to report unethical activities or dishonest behaviour that affects the Barloworld group. Total anonymity, if desired, is assured.

The code of ethics is enforced with appropriate discipline on a consistent basis and action is taken to prevent a re-occurrence of an offence.

We are a market leader in steel tube.

STEEL TUBE



3.9 Basis for identification of stakeholders

3.10 Approach to consultation

3.11 Type of information generated in consultations

3.12 Use of information resulting from shareholder engagements

STAKEHOLDER ENGAGEMENT

3.9, 3.10, 3.11

We identify our major stakeholders as the people for whom we add value and who are critical to the success of our sustainable performance.

They are our shareholders, customers, employees, principals and suppliers and the communities in which we operate. A basic feature of our Value Based Management approach to doing business is that we try to add value for all these stakeholders simultaneously. Because we affect each of these groups of people in different ways, however, our patterns of engagement and interaction with them differ.

Shareholders

Barloworld communicates details of its performance to the investment community formally twice a year, and more often if special circumstances arise, such as a change in prospects or a major transaction. Barloworld Limited and our Cement & Lime Division, which is listed on the JSE Exchange SA as Pretoria Portland Cement Company Limited (PPC), issue separate reports to shareholders. Other interaction with shareholders includes group presentations and one-on-one meetings as well as operations visits. The overall aim is to add value for shareowners by comprehensive disclosure of all aspects of operational performance and prospects.

Customers

Our business units have continual dialogue with their customers in approaches that are specific to the businesses in which they operate. A common feature is regular individual face-to-face contact and focus meetings or forums to discuss common issues relating to products and processes. Barloworld Equipment, for example, consults customers informally on a daily basis. Many of our businesses conduct regular independent customer satisfaction surveys and engage in other ad hoc communications. Barloworld Scientific's Melles Griot division engages its customers in strategic pursuit, in that its product development goals aim to keep customers technically competitive in their respective markets. It solicits and considers customer feedback pertaining to all its product development programmes. The process of adding value for customers is strengthened by quick response to feedback from customer interaction. Barloworld Cement & Lime measures customer and consumer satisfaction by means of toll free lines, customer focus interface, surveys and customer interaction. Market surveys are undertaken by independent external companies. Both the Avis and motor franchise operations in Barloworld Motor conduct ongoing and independent customer satisfaction surveys.

Feedback from customers is continually acted upon in numerous ways. For example the annual Markinor customer survey in Barloworld Equipment indicates various strengths and weakness (improvement areas) which are then addressed by the relevant business unit directors and managers. Examples of issues raised are:

- Parts: responsiveness of parts departments; reliable service; promptness of delivery; offering warranties; meeting promises of parts availability.
- Field Service Technicians: response time; quality of communication; ability to solve problems; technical knowledge; maintaining uptime.
- Customer Service Representative: ability to negotiate; understanding customer's business; responsiveness; adding value to customers' business; understanding value drivers of customer business; understanding the needs of customers' business.
- Service Department overall: response time; ability to do the job right first time; convenient hours of operation; problem resolution.

Industrial Distribution is adopting a similar Markinor survey with effect from 2005.

Employees

Most employee communications are conducted through personal contact supported by newsletters, committees, Value Based Management briefings and mission directed work teams (Invocoms). The frequency of such interactions varies. Issues raised by employees in the various forums and meetings are usually addressed immediately after they are raised. In addition, there are structured negotiations and consultation with recognised unions at various workplaces and enterprises.

The majority of our employees have access to our Intranet, affording them the opportunity of being kept fully informed about developments in their business unit and the company as a whole.

Suppliers and principals

Suppliers and principals are often vital stakeholders, particularly in instances such as the long-standing relationship between our equipment businesses and Caterpillar Inc. or our motor businesses and the manufacturers of the vehicles that we market. In cases like these, meetings are frequent; the equipment division meets Caterpillar regularly at various levels of the company (executive, mining, construction, parts and service); the motor division meets the local representatives of the major international suppliers (e.g. BMW, DaimlerChrysler, General Motors, Ford, Nissan, Toyota) as well as attending frequent international dealer conferences. Ongoing and regular informal meetings with suppliers are held by our management teams on an ad hoc basis, particularly with significant suppliers, manufacturers, or principals in addition to regular formal meetings in terms of established structures. Thus for example Barloworld Motor attends Dealer Council meetings and has high-level and regular engagement with Avis Europe Plc. Acquisition channels such as travel agents, airlines, tour operators and related systems are also important to Barloworld Motor.

Supplier issues are raised at the regular meetings and are dealt with by the responsible business unit director or manager. The major issues are market shares and sales volumes.

Communities

For the communities in which we operate engagement varies depending on the level of impact we make. Our cement and lime plants and quarries are located in rural areas where we often create our own residential villages and infrastructure for employees and where we are typically the lifeblood of the local community. Under these circumstances we are in a constant process of engagement through both ad hoc and formal meetings with community bodies and individuals. However in most of our operations we are a small part of large urban communities and accordingly community engagement takes place more generally on a needs-based approach.

Governments, as the source of legislation and regulation that may have a profound effect on our operations are another important stakeholder for all our businesses. We have regular individual contact between senior management and key members of government departments and portfolios.

3.12

Information from stakeholder engagements is used to benchmark against the industries in which we operate and to improve our own performance.

GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS CONTINUED

OVERARCHING POLICIES AND MANAGEMENT SYSTEMS

3.13

The application of the precautionary principle is part of Barloworld's environmental policy (see page 43).

3.14

Endorsement of externally developed charters

Barloworld endorses various externally developed charters. These include:

- The Code of Corporate Practices and Conduct contained in the King Report on Corporate Governance in South Africa.
- The Global Compact initiated by the Secretary General of the United Nations in 1990 (www.globalcompact.org)
- The Global Reporting Initiative's Sustainability Reporting (GRI) guidelines on economic, environmental and social performance as a tool in managing sustainability.
- The International Labour Organisation's charters.
- Individual business units adopt industry specific charters. Examples include Coatings subscribing to ISO 9001/2000, Coatings Care, Greenhouse Challenge and the Packaging Covenant and Scientific's manufacturing unit at Stone, UK, which has been awarded the Investors in People quality standard for employee training and development. Both Avis Rent-A-Car South Africa and Avis Fleet Services are ISO 9001/2000 accredited.

3.15

Membership of industry and business associations and advocacy organisations

We belong to a wide range of industry, business and advocacy organisations in order to keep abreast of international best practice and network effectively. For example, we are a member of the World Business Council for Sustainable Development, the International Labour Organisation, Business South Africa and the Australian Chamber of Commerce.

Industry specific associations in which we participate include the International Lime Association, the Aggregate and Sand Producers Association of South Africa, the Cement and Concrete Institute, the Association of Cementitious Material Producers, the Institute of Quarrying, the National Lime Association and the Waste Management Institute, the South African Paint Manufacturers Association, Motor Industry Financial Administration, NOVA Club, the South African National Automotive Dealer Association, the Victorian Automobile Chamber of Commerce, the Botswana Motor Traders Association and RMI Namibia, the Norwegian and Swedish Car Rental Associations, the Laser & Electro-Optics Manufacturers Association, the Society for Photo-Instrumentation Engineers and the Optical Society of America, the South African Motor Body Repairs Association and the South African Vehicle Rental and Leasing Association.

3.16

Product and service stewardship and supply chain management

Product stewardship initiatives in our own brand technologies include analytical services to guarantee quality of product; training and skills development of consumers and monitoring and measuring process efficiencies and advice for their improvement.

Where we represent other companies' brands all our original equipment manufacturers are of international repute and comply with international standards and norms.

Other initiatives include efforts to improve product design so as to minimise negative impacts associated with manufacturing, use and disposal.

In many areas we assess and manage our supply chain in respect of outsourcing and supplier sustainability performance, applying key performance indicators and implementing supplier accreditation policies.

3.17

Managing indirect economic, environmental and social impacts

In many areas we do not manage the indirect impact of our business. The exception is the requirement for suppliers to comply with various environmental and social standards. These include a Black Economic Empowerment procurement policy across all of our South African operations and strict environmental performance criteria on all suppliers to our cement and lime business.

3.18

Major decisions on changes in operations

The re-shaping of our business to meet market opportunities is a continual process. It is driven by the changing context of our business and may be determined by economic, social or environmental factors.

Our rapidly growing logistics businesses based in South Africa and Spain are being built on the foundation of the skills of Barloworld people to create innovative solutions to meet our customers' needs.


LOGISTICS OPTIMIZ INVENTORY
MANAGEMENT SOFTWARE

3.19

Procedures for managing and measuring economic, environmental and social performance

A balanced scorecard approach to performance measurement is generally used throughout Barloworld. Its implementation varies significantly across differing geographies and businesses.

Economic reporting is integrated into a global reporting system using standardised monthly processes performed consistently across all business units and consolidated centrally.

Non-financial performance measurement and individual business-specific financial measurement is primarily focussed at business unit level and depends on what makes sense in the context of each business in which we operate.

Examples include currency risk and volatility, cost control and flexibility of overheads, erosion of the gross margin and the operating margin, product and geographic diversification, growth in maintenance contracts and rental, disintermediation, productivity and efficiency, customer satisfaction, enhanced partnerships with principals and process improvement.

Quality and environmental performance is usually managed through the ISO 9000 and ISO 14001 management systems respectively. The background to our environmental approach is our environmental policy (see opposite). There are formalised health and safety management systems in place at all operations.

Employee issues are managed through staff climate surveys, labour turnover, skills development and retention, productivity ratios and other relevant statistics which are reviewed internally and also against external benchmarks and standards.

Community issues include the management of localisation issues such as employment equity and Black Economic Empowerment in South Africa.

3.20

Certification of management systems in respect of sustainability elements eg labour/environmental management systems

The majority of Barloworld's sites are either ISO 14001 compliant or operate to an internal standard system designed to produce similar results. The company has an ongoing process of ISO 14001 accreditation which is aimed at ensuring all manufacturing operations are compliant. There are no certification systems with respect to labour.

BARLOWORLD ENVIRONMENTAL POLICY*

Our environmental strategy is to strive to minimise the environmental impacts of our operations. Environmental considerations form an integral part of daily business, including management planning, capital expenditure and operating procedures.

Clear reporting structures at all operations culminate in compliance with relevant legislation and adherence to this policy being reported to the group risk management strategy committee, and from there to the board of directors.

In all operations we:

- Establish clear accountability for environmental performance with top management
- Comply with relevant environmental policies and laws, and other standards and codes of practice to which the company subscribes.
- Carry out life cycle assessments of products.
- Strive to minimise the impacts of our activities on the global, regional and local environment by:
  - Developing environmentally sound processes and products
  - Optimising resource utilisation efficiency
  - Minimising emissions and wastes
- Promote environmental awareness in our operations to ensure that everyone has the skills and knowledge to comply with this policy.
- Maintain open dialogue with stakeholders to promote environmental protection and social upliftment.
- Participate with government and other bodies in developing effective legislation and standards to safeguard the health and safety of workers, and quality of the environment.
- Encourage suppliers and contractors to provide environmentally sound goods and services.
- Develop contingency procedures to deal with unscheduled occurrences and community concerns.

Environmental Management Systems will be implemented in all operations to guide and track progress in meeting pre-determined objectives and targets, and to demonstrate environmental responsibility and accountability at all levels of management and continual improvement of environmental performance through self-assessment and auditing.

Barloworld is committed to regular assessment of its environmental performance and policy, and to report thereon annually.

** This is a summary version of the full policy document*

4

GRI INDEX

This document is written sequentially in the GRI content format. Accordingly we have not provided a detailed index. The main chapters are however summarised below

4

GRI INDEX

4.1 Table of GRI contents

4.1

5

ECONOMIC PERFORMANCE INDICATORS

EC1 Net sales

EC3 Cost of goods, materials and services purchased

EC6 Distributions to providers of capital

EC7 Increase/decrease in retained earnings at end of period

EC 1, EC3, EC6, EC7

This section provides an overview of the direct economic impact of the company in 2004. It considers our customers, suppliers, employees, providers of capital and the public sector.

VALUE ADDED STATEMENT

A measure of the wealth created by the group is the amount of value added by its diverse manufacturing, distribution and other activities to the cost of raw materials, products and services purchased. This statement shows the total wealth created and how it was distributed.

R million	2004	%	2003	%
Revenue	**36 673**		34 603	
Paid to suppliers for materials and services	**26 184**		25 486	
Value added	**10 489**		9 117	
Income from investments*	**287**		274	
Total wealth created	**10 776**		9 391	
Wealth distribution:				
Salaries, wages and other benefits (note 1)	**5 993**	**56**	5 450	58
Providers of capital:	**1 298**	**12**	1 512	16
Finance cost	**468**		531	
Dividends to Barloworld Limited shareholders	**626**		736	
Dividends to outside shareholders in subsidiaries	**204**		245	
Government (note 2)	**1 059**	**10**	809	9
Reinvested in the group to maintain and develop operations	**2 426**	**22**	1 620	17
Depreciation	**1 535**		1 226	
Retained profit	**814**		415	
Deferred taxation	**77**		(21)	
	10 776	**100**	9 391	100
Value added ratios				
Number of employees (30 September)	**25 233**		22 749	
Revenue per employee (Rand)#	**1 528 615**		1 506 410	
Wealth created per employee (Rand)#	**449 168**		406 086	
Notes:				
1. Salaries, wages and other benefits				
Salaries, wages, overtime payments, commissions, bonuses and allowances	**4 843**		4 385	
Employer contributions +	**1 150**		1 065	
	5 993		5 450	
2. Central and local government				
Current taxation	**828**		637	
Regional Service Council levies	**39**		33	
Rates and taxes paid to local authorities	**62**		54	
Customs duties, import surcharges and excise taxes	**122**		76	
Skills development levy	**13**		11	
South African withholding taxation	**-**		2	
Cash grants and cash subsidies granted by the government	**(5)**		(4)	
Gross contribution to central and local government	**1 059**		809	

** Includes interest received, dividend income and share of associate companies and joint ventures retained profit.*
 # Based on average number of employees
+ In respect of pension funds, retirement annuities, provident funds, medical aid and insurance.

2004 BARLOWORLD CEO's AWARD FINALIST, INDUSTRIAL DISTRIBUTION: **JULIE BAYLISS**



Julie Bayliss, a Public Service Administrator in Barloworld Industrial Distribution United Kingdom, contributed significantly to the efforts in short-term hire that secured the UK Ministry of Defence contract for Barloworld Handling in the period leading up to and during the military conflict in Iraq.

At the height of this operation she had 110 machines on hire, more than double the previous peak and generating nearly £1 million in additional turnover.

She was responsible for locating suitable machines and organising the logistics of transporting and commissioning equipment at destination.

ECONOMIC PERFORMANCE INDICATORS CONTINUED

EC2 Geographic breakdown of markets

EC5 Payroll and benefits

EC8 Taxes paid

EC9 Subsidies received

EC10 Donations

EC11 Suppliers

EC12 Non-core business infrastructure development

NOT ASSESSED:
EC13 Indirect economic impacts

EC2

National sales do not represent more than 5% of GDP in any country in which we operate.

The table below shows the country and sector where our market shares are in excess of 25%.

Country	Product range
Angola, Botswana, Malawi, Mozambique, Namibia, South Africa, Zambia	Earthmoving equipment
Botswana, South Africa, Zimbabwe	Cement
South Africa	Decorative and automotive coatings
Botswana, Mozambique, Namibia, Norway, South Africa, Swaziland	Car Rental

EC5

Barloworld paid 49% of its salaries, wages and other benefits in 2004 in southern Africa with the majority of that amount being paid in South Africa. The substantial increase from 2003 was primarily due to acquisition of Avis Southern Africa.

Salaries, wages and other benefits 2004


Southern Africa 49%
Other 51%

Salaries, wages and other benefits 2003


Southern Africa 43%
Other 57%

EC8

Barloworld paid 68% of its taxes in 2004 in southern Africa with the majority of that amount being paid in South Africa. Elsewhere in the world tax was primarily paid in Spain, the United Kingdom, Australia and the United States.

Taxation 2004


Southern Africa 68%
Other 32%

Taxation 2003


Southern Africa 58%
Other 42%

EC9

An analysis of grants, tax relief and other types of financial benefits received by region is not available however the quantums involved are not significant.

EC10

In 2004 Barloworld spent R14.32 million on community projects (0.6% of profit before tax and 0.9% of profit after tax). This investment was in the following areas:

Community projects investment


Welfare 11.2%
Sports development 0.7%
Safety and security 3.5%
Policy monitor 0.6%
Leadership 4.1%
Job creation 21.9%
Environment 4.0%
Education 22.3%
Black Economic Empowerment 7.5%
Other 24.2%

EC11

Caterpillar Inc. accounted for some US$800 million of our total purchases in the past year.

No other supplier represented 10% or more of total purchases and in no country did our purchases represent more than 5% of GDP.

EC12

In 2004 Barloworld did not invest in any infrastructure outside our main business activities.

2004 BARLOWORLD CEO's AWARD FINALIST, LOGISTICS: **CRAIG DE KOCK**



Craig de Kock, General Manager Software and People Development, developed and refined the division's inventory management software (Optimiza), an offline inventory management decision support tool to manage inventory across locations so as to balance inventory investment with high customer service levels.

The product has grown into an internationally competitive product handling more than US$10 billion inventory a day in South Africa, Europe, the United Kingdom, Australia and the USA, where it competes successfully with ERP systems developed by global specialist software companies.

6

ENVIRONMENTAL PERFORMANCE INDICATORS

EN1 Materials excluding water

EN2 Wastes used

EN3 Direct energy used

EN4 Indirect energy used

EN5 Water use

EN6 Land owned, leased or managed in biodiversity rich habitats

EN7 Impacts on biodiversity

EN20 Affected water sources and related ecosystems

NOT ASSESSED:

EN17 Renewable energy

EN18 Energy footprint

EN19 Other indirect energy use

EN21 Ground and surface water withdrawals

EN22 Water re-cycling and re-use

During 2004 we have taken our environmental indicator reporting to a new level with the internal collation of statistical data from all our operations into a central database. This process revealed a number of challenges in ensuring the accuracy, consistency, completeness and validity of the information available. Accordingly in this section we have used the data to give a qualitative overview of our performance. We are aiming to publish quantitative company-wide data in 2005.

EN1, EN2

Materials

The broad range of products and services offered by Barloworld gives rise to the use of a diverse range of materials. The key materials we use other than water identified in our analysis in 2004 are set out in the table below in alphabetical order.

The percentage of materials we use that are wastes from external sources is not known but is estimated to be well below 1% of total materials used.

EN3, EN4

Energy

Most of Barloworld's operations are not significant consumers of energy within the context of energy consumption in the societies in which we operate. The exceptions are:

- our cement and lime operations which use coal, petroleum products and electricity in their manufacturing operations
- our Motor, Equipment, Industrial Distribution and Logistics operations, all of which own or operate fleets of vehicles running on petroleum products.

We do not have any meaningful data on energy used to produce and deliver energy products we purchase.

EN5, EN20

Water use

Only our cement and lime operation uses substantial quantities of water and has no significant impact on any water related habitats or ecosystems.

EN6, EN7

Biodiversity

The majority of our operations are conducted in industrialised and urbanised areas and accordingly we have minimal impact on terrestrial, fresh water and marine environments, or biodiversity-rich areas. The exception is our cement operation which is active in biodiversity rich habitats. In South Africa approximately 1 330 hectares of its land is classified as Loerie fynbos, 16 000 hectares of Grassridge bontveld and 2 hectares of Riebeeck renosterveld. These are biodiversity rich areas. Negative impacts to these ecosystems are mitigated by the implementation of well-monitored environmental management programmes at the relevant mines. At Riebeeck considerable effort has been made to modify the waste dump profile and footprint in order to preserve the scarce renosterveld. At Grassridge an environmental monitoring committee comprised of stakeholders from all walks of life interact with the Grassridge personnel on a regular basis to ensure protection of the Eastern Cape bontveld biome.

Business segment	Materials
Equipment	Lubricants, paints, paper, steel, tyres
Industrial Distribution	Lubricants, paints, paper, tyres, wood
Motor	Lubricants, paints, paper, solvents
Cement and Lime	Dolomite, cementitious extenders and fillers, gypsum, limestone, paper
Coatings	Additives and colourants, emulsions and alkyd resins, extenders and fillers, lubricants, paper, solvents, titanium dioxide
Scientific	Acetone, acids, aluminium, cardboard, emulsions and alkyd resins, glass, laser optics, lubricants, methylene chloride, packaging materials, paints, paper, polymers, solvents, steel, wood
Steel Tube	Acids, lubricants, packaging materials, paints, paper, solvents, carbon and stainless steel, zinc and PVC
Corporate and Other	Lubricants, paper, solvents, tyres

2004 BARLOWORLD CEO's AWARD FINALIST, STEEL TUBE: **BOET HELBERG**



Boet Helberg, Slitting Manager at the Elandsfontein Plant, South Africa solved a knotty problem to store large stacks of 25-ton steel coil, saving the division at least R1.5 million and creating a safer working environment.

He hit on the ingenious solution of excavating a storage bay below floor level, a project which was accomplished without disrupting production despite the difficulties of temporarily halving stocks to free up working space. The overall cost was well below initial estimates.

ENVIRONMENTAL PERFORMANCE INDICATORS CONTINUED

EN8 Greenhouse gas emissions
EN9 Ozone depleting substances
EN10 NOx, SOx and other air emissions
EN11 Waste produced
EN12 Discharges to water
EN13 Spills of chemicals, oils and fuels
EN14 Environmental impacts of products and services
EN15 Percentage of product weight reclaimable
EN16 Fines

NOT ASSESSED:
EN23 Land owned, leased, managed
EN24 Percentage of land owned, leased and managed that is impermeable surface
EN25 Impact on protected and sensitive areas
EN26 Changes to habitats and percentage protected/ restored
EN27 Restoring ecosystems
EN28 IUCN red list species in operating areas
EN29 Operations in protected or sensitive areas
EN30 Indirect greenhouse gas emissions
EN31 Hazardous waste
EN32 Water sources affected by discharges
EN33 Supplier performance
EN34 Impacts of transportation
EN35 Environmental expenditures

EN16

During the past year we have had no incidents of, or fines for, non-compliance with applicable international declarations, conventions, treaties, or national, sub-national, regional or local regulations associated with environmental issues.

EN8, EN9, EN10, EN11, EN12, EN13

Emissions, effluents and waste

The table below sets out a summary of our significant impacts in this area.

Item	Impacts
Greenhouse gas emissions	In our cement and lime operations, indirect greenhouse gas emissions (primarily CO_2) are emitted from the use of large quantities of solid fossil fuels and diesel, and directly from calcination of the raw materials in the process.
Use and emissions of ozone depleting substances	none
NOx, SOx and other significant air emissions by type	none
Total amount of waste by type and destination	All wastes are disposed of responsibly through reuse, recycling, recovery, incineration or landfilling. Wastes generated include: acids, batteries, glass, lubricants, steel, packaging, pallets, paper, plastic, solvents, tyres and water. Volumes are not quantified.
Significant discharges to water by type	none
Significant spills of chemicals, oils and fuels in terms of total number an total volume	none

EN14

Amongst our principal products and services those which have a significant environmental impact are primarily in our Equipment, Industrial Distribution, and Motor businesses where we sell and rent vehicles and power plants which are driven by internal combustion engines. They have a greenhouse gas impact through their emissions when used. The scale of that impact has not been measured.

EN15

We do not have data on the percentage by weight of our products sold that is reclaimable or the percentage that is actually reclaimed but we estimate the quantities to be well below 5% in both cases.

2004 BARLOWORLD CEO's AWARD FINALIST, EQUIPMENT: **YVETTE GOUVEA**


HYSTER
HYSTER

Yvette Gouvea, Call Centre Manager of the handling business unit in Boksburg, South Africa was responsible for the installation of a ground-breaking satellite tracking system to monitor and control the unit's fleet of 3 000 Hyster forklifts in the field on long-term lease.

The system operates through "black boxes" fitted to Hyster machines linked to the call centre through a cellphone network that allows hourly meter readings to be downloaded.

The system results in more accurate billing, better servicing and generally increased customer satisfaction.

LA1 Employees

LA2 Employment creation

HUMAN RESOURCES, LABOUR PRACTICES AND DECENT WORK

The Barloworld way of doing business flows from the values of Charles Sydney "Punch" Barlow, the son of our founder. He believed in the highest ethical standards and teamwork.

At Barloworld, we believe that the sustainability of our business is dependant on our people who are integral to our Value Based Management philosophy of delivering sustainable value to all of our stakeholders.

Our focus is to facilitate continuous operational improvement through the development of intellectual capacity. It is our aim to provide staff with an environment in which they can flourish based on well defined competencies (knowledge, skills and attitudes) supported by various systems and policies.

LA1

Barloworld employees by region



Southern Africa	64%
Europe	22%
North America	9%
Australia and Asia	5%

LA2

Barloworld employed 11% (2 484) more people in September 2004 than in September 2003.

Increase in employees from previous year as at September 2004


2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1807
359
250
68
Southern Africa
Europe
North America
Australia and Asia

Annual employee retention statistics are not currently maintained in a form that we can present in a comprehensive company-wide format however staff turnover rates are generally below industry and country averages.

Value Based Management (VBM)

VBM was introduced in 1999 and is at the heart of everything we do in Barloworld. The goal is to align processes and day-to-day behaviour in order to continually create value for all of our stakeholders. Through VBM we strive to maximise the value that we create for all of our stakeholders.

VBM is a philosophy which continually improves our understanding of how each aspect of the business creates value.

VBM provides us with the ability to link the actions of every person with the creation of value. It provides a common approach and language which can ensure the long-term success of the company in terms of all key stakeholders including customers, shareholders, and most importantly, the employees.

Employee Value Creation (EVC)

The people who work for Barloworld are the foundation of our success. We have undertaken many initiatives to create value through people and the lessons learnt have culminated in the formation of an integrated approach to value creation for all of our employees known as Employee Value Creation (EVC).


Clear purpose and direction
Alignment
Performance management
To increase and sustain predictive value creation through strategic innovation and continuous improvement
Inspiring, caring, equitable and professional climate
Sustainable competence and intellectual capital

2004 BARLOWORLD CEO's AWARD FINALIST, SCIENTIFIC: **LEN REES**



Len Rees, Shift Superintendent in the Pipette Unit at Aberbargoed, Wales, is estimated to have saved Barloworld Scientific some £50 000 by his proactive approach to improving machine utilisation and reducing machine downtime, thus preventing lost output.

With the company since 1983, he uses his skills in all aspects of the department's work over a wide range of situations creatively and flexibly – from repairing machines to adjusting settings to improve output quality or helping team leaders to achieve their daily targets.

LA3 Trade union representation

LA4 Involving employees

LA13 Worker representation in decision making

EVC integrates the people and financial aspects of the business and ensures that people value creation is recognised as a critical element in achieving our medium term goal of doubling the value of our company over the four years from 2002 to 2006 (colloquially referred to internally as 2x4x4).

Our process offers employees clear purpose and roles that will develop knowledge, skills and attributes in a focused way and provides clear objectives that can be linked to the concept of reward for performance.

EVC is being rolled-out in southern Africa and is beginning to be utilised effectively. Improvements in many areas are evident. Our cement and lime operations have lead the way with their Kambuku Process and achieved the accolade of second place in the Deloitte "Best Company to Work For" 2004 survey. Barloworld Coatings South Africa have begun the process and still have to progress to Climate Creation. Barloworld Equipment southern Africa started the process in October 2004. Barloworld Motor have done well and are making steady progress in integrating Avis.

EVC is also in the process of being introduced to our operations outside southern Africa. This began in Industrial Distribution in October 2004. Barloworld Scientific began in November 2004 and Barloworld Finanzauto in Spain will begin in March 2005. Barloworld Coatings Australia have had great success having begun the process in November 2003.

Whilst we expect that this process will be entrenched throughout the organisation by the end of 2006, we will continue to reap positive benefits as the journey unfolds.

LA3, LA4, LA13
Labour/Management relations

The table below gives an indication of the degree of unionisation of our businesses by region.

The involvement of employees in decision making is extensive throughout the company and an integral part of Value Based Management. The company does not have formal joint decision making bodies with Trade Unions.

In most regions of the world where we operate employee consultation on issues such as wages and retrenchment is legislated.

Performance management and rewards

In terms of Employee Value Creation, incentive schemes have been implemented within most business units with the aim of rewarding excellent performance by employees.

Each business unit has a strategic plan for the period 2005 – 2009. Achievement of the strategic plan objectives will be dependent on the effective alignment of individual and team objectives with the strategic plans of each business unit and Barloworld. The incentive schemes are linked to the objectives contained in the performance scorecards which are directly linked to the strategic plan objectives.

Employee recognition

Value Based Management is built on a foundation of world class people who make an extraordinary contribution to the success of Barloworld. These people are recognised for their efforts and contributions in performing beyond the call of duty through the CEO Awards in each business unit.

The goals of the CEO Award programme is to focus every employee worldwide towards Barloworld's goal of creating value for all of our stakeholders – value that will be recognised by our customers, acknowledged by our shareholders and experienced by our employees. This became the challenge from CEO, Tony Phillips.

Region	Degree of unionisation
Southern Africa	>50%
Europe	>25%, <50%
North America	<25%
Asia and Australia	>25%, <50%

2004 BARLOWORLD CEO's AWARD FINALIST, CEMENT AND LIME: **MIKE SHAPLAND**



Mike Shapland, Organisational Performance Manager at PPC based in Johannesburg, South Africa. He has lifted the performance of the entire sales and marketing unit by his enthusiastic application of the Kambuku Value Creation model.

The sales and marketing team increased revenue by 8.7% although its size was reduced by 20%, adding many millions of rand in value for shareholders, employees and customers by materially enhancing the *culture and efficiency of* the unit in a single year.

The unit also achieved ISO 9002 and 14001 accreditation in the year.

LA5 Notification of accidents

LA6 Joint health and safety committees

LA7 Injury, lost day and absentee rates

LA12 Employee benefits beyond legal mandates

NOT DISCUSSED:
LA14 Compliance with ILO guidelines

LA15 Health and safety agreements with unions

LA16 Continued employability and career endings

LA17 Skills management and life long learning

The winning employee from each business unit becomes a finalist in the Barloworld CEO Award competition.

Perception surveys

Barloworld aspires to be an employer of choice. Currently in South Africa we participate annually in the Deloitte "Best Company to Work For" survey. We aim next year to take part in surveys in the US and the UK to benchmark Barloworld as an employer of choice.

Employee Value Creation will be used to its full potential to ensure that we achieve this goal. The success of Employee Value Creation can already be seen by the results that PPC have achieved in the Deloitte "Best Company to Work For" 2004 survey. PPC came first in the Manufacturing, Engineering and Production category and second overall.

The Barloworld **Individual Perception Monitor** (IPM) survey is conducted to measure the perceptions of our employees against standards that create value for the employee. As this is done annually we are able to benchmark the different businesses within the group, monitor areas for improvement and areas where focus is required.

The third measurement process is the **Self Assessment Audit**, where every management team globally measures the progress made by their business in the Employee Value Creation process.

The results of these surveys will be fully assessed to assist us to continually improve our processes.

> *LA12*
>
> Barloworld seeks to be a preferred employer and accordingly usually offers benefits beyond the legal minimum. These range from higher wages to medical schemes, staff canteens, and a range of other benefits which vary by country and industry.

Transfer opportunities within Barloworld

The Barloworld Career Opportunities website has been developed with the aim to retain talent that already exists within Barloworld; support integration across Barloworld, offer business units an internal recruitment tool which reduces costs and live up to our Communication Promise and our statements on Employee Value.

The site is accessible from our Barloworld Intranet and attracts responses from our employees worldwide.

Communication

Transparent, clear and open, communication is part of the way that Barloworld does business and regular communication between employees and management across all businesses is vital if we are to build a global organisation.

Our communication initiatives reinforce Employee Value Creation and assist in communicating Barloworld goals and strategies.

The Barloworld **Induction CD** shares Barloworld initiatives and strategies and reiterates the philosophy of Value Based Management and Employee Value Creation.

In 2004, the **Tony Online** project was launched which gives employees around the world a direct link to CEO, Tony Phillips via our Barloworld Intranet.

Our quarterly newsletter, **Building Barloworld** is in its 14th edition and continues to share best practice, strategy and human resource initiatives with all our employees. Supported by the Building Barloworld video and CD, employees are able to meet colleagues from around the world and see Tony Phillips sharing business messages. In addition almost every business unit has its own specialised internal publications.

These and many more activities ensure that we carry Employee Value Creation across all of our businesses.

LA5, LA6, LA7
Health and safety

Barloworld adopts a proactive approach to employee wellness and initiatives include occupational health programmes, primary health care, the provision of medical aid, HIV/Aids initiatives and wellness days.

Occupational accidents and notifiable diseases are reported to the relevant authorities under the applicable statutes. Accidents and incidents are monitored. Trends are analysed to prevent any recurrence that would adversely affect the health and safety of employees or visitors.

> **We have 19 on-site clinics in South Africa that provide a comprehensive range of wellness programmes to 5 900 employees.**
>
> Our sick absenteeism rate for all health conditions in southern Africa is generally less than 1.5%. In addition, the combined ill-health retirements and mortality from all causes (heart disease, cancer, Aids etc) in the Barloworld group for the same region has been less than 1% a year per annum for many years.

2004 BARLOWORLD CEO's AWARD FINALIST, COATINGS: **DAVID STEAD**



David Stead, a paint and laboratory quality control worker in Sydney, Australia played a leading role in reformulating a complete range of 48 colours of aerosol paints to eliminate solvents that are harmful to health, especially when deliberately inhaled by substance abusers.

As a result Barloworld Coatings was selected as the sole supplier of aerosol paints to Bunnings, Australia's leading hardware shed chain.

Total sales of aerosols rose from A$2.6 million in 2000 to A$3.9 million in 2003 and an estimated A$4 million 2004. Thus the reformulation added value for shareholders, customers and society.

Joint health and safety committees comprising management and worker representatives exist in a number of our manufacturing operations but only cover a relatively small proportion of our worldwide employee base.

Integrated company-wide data on standard injury, lost day and absentee rates and number of work related fatalities is not available.

LA8

HIV/Aids

Employees in southern Africa are encouraged to know their HIV status through confidential voluntary counselling and testing (VCT). HIV-negative individuals are encouraged to maintain their status, and this is the thrust of our prevention programmes. People living with HIV/Aids can access antiretroviral medication where indicated, either from their medical aid, the company sponsored programme or the State.

1 653 employees participated in "Know your status"initiatives during the year, with 6 sites achieving more than an 80% response. 6.9% of these participants were HIV-positive.

We have 61 employees on antiretroviral medication and we are seeing dramatic improvements in the health status of many of these employees.

33 employees were placed on ill-health retirement or died as a result of Aids related conditions. There were no cases in the managerial, executive or professional category, 2 cases in the skilled category, 23 in the semiskilled category and 4 in the unskilled category. This equates to a staff turnover of 0.56% of employees per annum.

Leadership: Present and future

Our approach is to ensure that every leadership position is filled with a fully competent individual now and in the future; that every leadership position is necessary and adds appropriate value in our goal of 2x4x4 and the leadership pipeline is effective from top to bottom.

This year we introduced an Intellectual Capital Review (ICR) system. This enhanced approach to managing our leadership pipeline has a primary objective of improving our understanding of the intellectual strength of the leadership in Barloworld and developing that leadership talent in the different businesses. The longer term objective is to have an integrated system to foster appropriate career development and integrated succession planning processes.

This enables us to meaningfully examine our existing leadership and plan for future leadership growth.

People development and training

Barloworld offers internship programmes in South Africa for the TOPP (Training Outside Public Practice) programme for Chartered Accountants (CAs) which is run to recruit and train prospective CAs and leaders for Barloworld. This enables us to support our South African Institute of Chartered Accountants mandate as an "approved training organisation", meet Black Economic Empowerment requirements, enhance our reputation as an "Employer of Choice" and support the development of future skills for South Africa. There are currently 4 students on the programme and we are taking applications for additional students for 2005.

Bursaries are offered to students in South Africa who meet certain requirements by qualifying with a degree that can be leveraged by Barloworld. We fund the studies of these students with the agreement that once qualified they will take a position in the company for a specified period of time. There are currently 36 bursars sponsored.

Barloworld has established executive and management development programmes with the Gordon Institute of Business Science (GIBS) in Johannesburg, South Africa where delegates are drawn from Barloworld operations around the world. The Executive Development Programme (EDP) and Leadership Development Programme (LDP) are formalised training programmes run to build the functional capabilities and promote general leadership development. To date a total of 266 managers (212 LDP delegates and 54 EDP delegates) have benefited from the programme since inception.

LA9

We have not yet integrated our training data worldwide into a single format which allows for meaningful presentation of information on average hours of training per year by category of employee.

LA10, LA11

Diversity and opportunity

All Barloworld employees have equal opportunities for employment and advancement. Any breaches of this principle can be addressed both through line management and through the Barloworld Ethics Line (see page 36).

2004 BARLOWORLD CEO's AWARD FINALIST, CORPORATE OFFICE: **CHRIS WIERENGA**



Chris Wierenga, Group Planning Analyst in the corporate office in Johannesburg, South Africa developed a model which showed where the equipment asset financing business was not delivering optimal returns.

The model, separating the economic from the accounting issues, was also used to facilitate analysis of returns of long-term forklift truck rentals. Its use of Net Present Value and Internal Rate of Return concepts assisted management in making decisions to optimise shareholder value.

HR1 Policies, procedures etc on human rights

HR2 Considering human rights in decisions

HR3 Supply chain and human rights

HR4 Discrimination

HR5 Freedom of association

HR6 Child labour

HR7 Forced labour

HR8 Employee training on human rights

HR9 Description of appeal practices related to human rights issues

Employment equity in South Africa

In South Africa, we remain committed to the employment equity plans required of our business units by law and we aspire to have a workforce that reflects the society in which we conduct our business. Employment Equity is necessary to ensure that the potential of our diverse staff is maximised for the interest of Barloworld stakeholders.

An analysis of the composition of senior management reveals that the leadership of our organisation is predominantly male and white. This reflects our history and the nature of the industries in which we operate. A notable exception is our coatings business in southern Africa which reflects the kind of diversity that we are planning for the future in all our operations.

HUMAN RIGHTS

HR1, HR2

Our approach to human rights

Barloworld has developed policies and guidelines in relation to employment, labour relations, health and safety, and training and development that accord with the Universal Declaration of Human Rights, the Fundamental Human Rights Conventions and the provisions of the Constitution of the Republic of South Africa, which has an exceptionally strong orientation towards human rights and a formal Bill of Rights.

Legal protection of human rights in the countries in which Barloworld operates varies. Where gaps exist between the company's policy or guidelines and the law of the relevant country, the approach adopted is to follow fairness in principle and implementation, with applicable law as the minimum requirement.

All employees are engaged on terms which conform to the labour standards of the relevant country. In South Africa, conditions of employment are closely regulated and a body of legislation and industry charters prescribes employment measures designed to rectify historic prejudices suffered by large numbers of the population.

There are no recent examples available which illustrate the application of this approach in investment and procurement decisions as we have not been confronted with human rights dilemmas.

HR3

Human rights and our suppliers and contractors

Our policy requires external providers of materials and services to maintain policies and procedures in their own organisations that are designed to protect the human rights of their employees. We contract services from outside parties only where such parties comply with the human rights regulations of the relevant country.

HR4

Policies preventing discrimination

An equal opportunity framework is in force throughout the company.

The only circumstances where discrimination is permissible in Barloworld are in South Africa in applying affirmative action and black economic empowerment measures in terms of the Employment Equity and Black Economic Empowerment Acts. These exceptions are designed to ensure sustainability of the business in the South African context and mend past social deprivations.

HR5

Freedom of association and collective bargaining

Freedom of association is another of the human rights enshrined in and protected by the Barloworld Code of Ethics and Corporate Conduct and is fully supported throughout the Company. We have a long-standing tradition of recognising and dealing with trade unions representing our employees at the various workplaces and enterprises.

HR6 an HR7

Child labour and forced or compulsory labour

The Barloworld Code of Ethics prohibits the use of child, compulsory or forced labour. This prohibition is enforced throughout.

There were no incidents of child, compulsory or forced labour in the company for the year under review.

HR8

Employee training on human rights policies

Respect for the human rights of employees is enshrined in Barloworld's Code of Ethics and Corporate Conduct, which is communicated to all employees in the course of their induction and training procedures.

HR9

Disciplinary appeal practices

Formal disciplinary procedures in our company provide a framework for fair, systematic and uniform exercise of order in the workplace. The aim is usually to ensure an educational and corrective outcome. Accountability and responsibility for disciplinary action is vested in line management. An employee who is subject to a formal hearing, may typically elect to be assisted by another employee from the same department.

2004 BARLOWORLD CEO's AWARD WINNER: ALEX FRIELINGSDORF FROM BARLOWORLD MOTOR


TOYOTA
TOYOTA

The example and leadership of Alex Frielingsdorf, Dealer Principal of Barloworld Toyota Tygervalley, Cape Town, South Africa have ensured growing vehicle sales, improved Customer Satisfaction Index scores, recognition from Toyota SA, increased employee value and a significant contribution to the community.

Profitability of the dealership has increased significantly since 2001.

The dealership has also been recognised by Toyota SA as a Centre of Excellence. Internal Barloworld Motor awards won by the dealership include Most Improved Dealership in Franchise and Best Dealership in Franchise.

SO2

We have a policy of zero tolerance on bribery and corruption. Dismissal is the penalty for any employee found guilty of such practices.

In the case of dismissal, a formal appeal may be lodged with the head of the relevant department. Such appeal will be heard by the senior manager on site. If this is successful, the employee will be re-instated retrospectively with no loss of basic employment benefits. Should an appeal fail, the dismissal will become effective in terms of the original notification.

Grievance procedures are formal channels for resolving grievances at the earliest possible stage. Responsibility for settlement of grievances vests in line management. In presenting a grievance, an employee may not be placed at a disadvantage through lack of knowledge or skill. There is a facility for representation by any other permanent employee. An interpreter would not be classified as such a representative.

HR10

Non-retaliation policies

Barloworld guarantees employees and their representatives, if any, that use of the company's grievance procedure will not jeopardise either their respective positions or the merits of the case. This acts as a non-retaliation policy.

SOCIETY

SO1

Managing community impacts

Our approach to communities is an integral part of the way we manage our business (see the discussions on Value Based Management and on Stakeholder engagement on pages 6 and 38 respectively).

SO3, SO5

Political lobbying and political donations

We regularly engage law makers on matters affecting our businesses around the world. We do not retain professional lobbyists anywhere and our approach is always transparent and constructive.

We do not fund political parties or their candidates.

PRODUCT RESPONSIBILITY

We take our product responsibilities extremely seriously. Evidence of our success can be seen in the absence of major issues in this area.

PR1, PR2, PR3, PR4, PR5, PR8, PR10, PR11

Customer health and safety using products

No instances of non-compliance with regulations concerning customer health and safety, nor any penalties or fines for any breach were recorded in the past year. Similarly, no complaints were upheld by regulatory or similar official bodies in regard to health and safety in respect of products and services.

Product information and labelling

No instances of non-compliance with any regulation concerning product information and labelling, nor any penalties or fines for any breaches were recorded in the year.

Policy and procedures to protect consumer privacy

Consumer privacy is enshrined in our values (see page 36) and there were no substantiated complaints on breaches thereof in 2004.

Customer satisfaction

Customer satisfaction surveys have shown no significant negative issues anywhere in the company in 2004.

Advertising

No breaches of advertising and marketing regulations were reported during the year.

Creating community value; the Barloworld Corporate Social Investment (CSI) programme in action

The Barloworld corporate social investment programme encourages and facilitates communication with the wider community in a number of initiatives. From the corporate office, the group contributes to a diverse range of programmes, giving executive time and intellect as well as funding. We believe that sustainability, linked to responsible citizenship, is one of the new frontiers of business.

In 2004 Barloworld spent R14.2 million directly on its community projects. This amounted to nearly 0.6% of profit before tax and 0.9% of profit after tax. Most of this investment is concentrated in Africa. Flagship projects include:

- the Africa Leadership Initiative, a programme mounted in partnership with the Aspen Institute, Colorado, USA to develop strong broad-minded ethical leaders in government, business and civil society in our southern Africa region.

- the Mandela Chair of Intellectual Property which we endowed at the Mandela Institute School of Law at the University of the Witwatersrand. Over the last two decades we have also endowed a Chair in Industrial Engineering, workshops and libraries at the university.

As in previous years, we continued to participate in collective business initiatives with other businesses, government and civil society. These include the Business Trust, in which South African companies partner government to strengthen education, tourism justice and health; the Colleges Collaboration Fund aimed at transforming technical colleges; and the EQUIP programme which partners companies, schools and provincial education to improve school quality. There are also programmes to develop entrepreneurship to sustain businesses and create jobs and a Public Private Partnerships Programme to facilitate the financing and management of infrastructure.

Other programmes in 2003/04 included:

- Mindset TV is a network of television channels that have the potential to revolutionise the education sector. Dedicated to education, they are currently focused on English, mathematics, science and biology for grades 10, 11 and 12. It is currently in 2 000 of 5 000 secondary schools and is being rolled out with the support of government.

- Through our programme of creating community value, we are tackling the basic needs of society by funding the Nelson Mandela Foundation in the fields of education, HIV/Aids, leadership, governance and democracy; and peace and reconciliation.

- Through our support for Business Against Crime we are helping to improve the societal structure in which we live; and through our support for the Endangered Wildlife Trust we are helping to ensure that we have a better planet to live on.

- The Centenary Tree Planting Project celebrated the hundredth anniversary of the founding of Barloworld. The idea was to plant a tree – as a symbol of Barloworld's commitment to sustaining long-term relationships to celebrate every member of Barloworld's staff. By December 2003, more than 24 000 trees had been planted in southern Africa, Australia and the USA.

- We are in the early stages of developing another linked programme. It is an initiative with Noah (Nurturing Orphans of Aids for Humanity) to establish 100 childcare centres or "Arks" to address the problems of Aids orphans at risk in local communities. PPC has already sponsored a childcare centre in Katlehong, a poor residential suburb east of Johannesburg.

All these engagement and communication processes are two-way channels, intended both to convey and to receive data and opinions. Feedback from the various stakeholders is essential for assessing the effectiveness of current policy and structuring future plans and strategy.

ANNUAL FINANCIAL STATEMENTS

for the year ended 30 September 2004

CURRENCY CONVERSION GUIDE

Closing rate at 30 September (1 unit of currency: rand)	2004	2003
Australian dollar	**4.69**	4.83
Euro	**8.04**	8.23
Japanese yen	**0.06**	0.06
UK pound	**11.72**	11.77
US dollar	**6.47**	7.03

REPORT OF THE INDEPENDENT AUDITORS

for the year ended 30 September 2004

TO THE MEMBERS OF BARLOWORLD LIMITED

We have audited the annual financial statements and the group annual financial statements of Barloworld Limited, set out on pages 68 to 71 and 104 to 172 for the year ended 30 September 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and of the group at 30 September 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Chartered Accountants (SA)
Registered Accountants and Auditors

Sandton
15 November 2004

CERTIFICATE BY SECRETARY

for the year ended 30 September 2004

In terms of section 268G(d) of the South African Companies Act, 1973, as amended (Act), I certify that Barloworld Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct and up to date.

MJ Barnett
Secretary

Sandton
15 November 2004

DIRECTORS' RESPONSIBILITIES AND APPROVAL

for the year ended 30 September 2004

The directors of Barloworld Limited have pleasure in presenting the annual financial statements for the year ended 30 September 2004.

In terms of the South African Companies Act 1973, as amended, the directors are required to prepare annual financial statements that fairly present the state of affairs and business of the company and of the group at the end of the financial year and of the profit or loss for that year. To achieve the highest standards of financial reporting, these annual financial statements have been drawn up to comply also with International Financial Reporting Standards.

The annual financial statements comprise:

- the balance sheets;
- the income statements;
- the cash flow statements;
- a six-year summary of balance sheets, income statements, cash flow statements, as well as statistics in respect of ordinary share performance, profitability and asset management, liquidity and leverage, and value added;
- a summary in other currencies; and
- segmental analyses.

No separate directors' report has been prepared as all the statutory information required by the Companies Act 1973, as amended, is contained in the report on corporate governance from page 22 to page 42, or elsewhere in this annual report. The reviews by the Chairman, the Chief Executive Officer and the Finance Director discuss in detail the results of operations for the year and those matters which are material for an appreciation of the state of affairs and business of the company and of the Barloworld Group.

Supported by the audit committee, the directors are satisfied that the internal controls, systems and procedures in operation provide reasonable assurance that all assets are safeguarded, that transactions are properly executed and recorded, and that the possibility of material loss or misstatement is minimised. The directors have reviewed the appropriateness of the accounting policies, and concluded that estimates and judgements are prudent. They are of the opinion that the annual financial statements fairly present the state of affairs and business of the company at 30 September 2004 and of the profit for the year to that date. The external auditors, who have unrestricted access to all records and information, as well as to the audit committee, concur with this statement.

In addition, the directors have also reviewed the cash flow forecast for the year to 30 September 2005 and believe that the Barloworld Group has adequate resources to continue in operation for the foreseeable future. Accordingly, the annual financial statements have been prepared on a going-concern basis and the external auditors concur.

The annual financial statements were approved by the board of directors and were signed on their behalf by:

WAM Clewlow
Chairman

AJ Phillips
Chief Executive Officer

CB Thomson
Finance Director

Sandton
15 November 2004

LONG-TERM COMMITMENT TO THE COMMUNITIES IN WHICH WE OPERATE



During the past year we completed our centenary commitment to plant 24 000 trees in the communities in which we operate. Tree-planting leaves a long-term legacy. It reflects our belief in doing things that are sustainable. The trees in this picture were planted one year previously in the developing community of Diepsloot, north of Johannesburg, South Africa. They will provide shade, cleaner air and many other benefits for generations to come.

FINANCE DIRECTOR'S REVIEW

for the year ended 30 September 2004

GROUP OPERATING PERFORMANCE

Revenues increased by 6% to R36 673 million. Avis contributed to revenues for six months of the year, however overall growth was again tempered by the stronger rand. In constant currency terms, revenues grew by 11%. Offshore revenues as a percentage of the total decreased marginally to 51%.

Geographic revenue split 2004



Offshore 51% (2003: 52%)
Southern Africa 49% (2003: 48%)

Operating profit rose by 21% to R2 836 million and profit margins improved in most areas resulting in the group margin rising to 7.7% (2003: 6.8%).

A sharp drop in the charge for fair value adjustments on financial instruments to R107 million (2003: R334 million) was mainly due to lower rand appreciation against the US dollar in the current year compared to 2003, as evidenced in the graph below.

The southern African operations cover foreign exchange trade commitments and the derivative financial instruments used are recorded at fair value with the resultant mark-to-market gain or loss taken to income in terms of IAS39.

The impact of financial instrument adjustments on profit before tax is made up as follows:

R million	2004	2003
Equipment southern Africa	**(121)**	(332)
Other operations	**14**	(2)
Total negative fair value adjustments	**(107)**	(334)
Recouped at operating level	**152**	218
Impact on profit before tax	**45**	(116)

The amount recouped at operating profit level arose primarily in Equipment southern Africa resulting from the sale of inventories at selling prices based on foreign exchange rates in forward cover contracts, compared to cost of sales which are recorded at average spot rates at the transaction date (as required by IAS21).

Finance costs reduced from R531 million to R468 million reflecting the 5% drop in average South African interest rates year-on-year. The acquisition of Avis however, resulted in a rise in finance costs in the second half of the year to R286 million from R182 million in the first half. Interest cover at 4.5 times is above our target of 3.0 times and well up on last year's 3.3 times.

Monthly closing rate – ZAR/USD



11
10
9
8
7
6
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
— 2003 (Rand strengthens 33%)
— 2004 (Rand strengthens 8%)

Income from investments declined to R259 million (2003: R274 million) mainly due to lower interest received.

Taxation increased from R604 million to R891 million. The effective taxation rate (excluding exceptional items, Secondary Tax on Companies, prior year taxation and goodwill) reduced to 30.8% (2003: 31.7%) mainly due to a higher proportion of group profits being earned in South Africa where the normal taxation rate is 30%.

Income from associates and joint ventures decreased by R7 million to R107 million. Improved contributions from the Motor empowerment joint ventures were offset by the exclusion of Avis following its consolidation as a subsidiary from April 2004.

The minority interest in profits rose by 22%, reflecting the strong performance of PPC.

Headline earnings per share grew strongly by 45% to 857 cents. Net profit increased by 32% and is reconciled to headline earnings as follows:

R million	2004	2003	%
Net profit	**1 776**	1 342	32
Attributable to minorities	**(259)**	(212)	
Net exceptional items	**(17)**	(91)	
Reversal of pension fund closure provision	**70**		
Goodwill amortisation	**148**	113	
Interest in associate goodwill amortisation	**6**	9	
Profit on sale of plant and equipment	**(15)**	(6)	
Other		7	
Headline earnings	**1 709**	1 162	47
Headline earnings per share (cents)	**857**	593	45

EXCEPTIONAL ITEMS

Exceptional items totalled a gain of R40 million (2003: R81 million) before tax and included the following:

R million	2004	2003
Profit on disposal of properties, investments, and subsidiaries	108	123
Reversal of pension fund closure provision	100	
Impairment of assets	(111)	(45)
Realisation of translation reserve on liquidation of offshore subsidiary	(57)	
Other		3
Gross exceptional items	40	81
Taxation and minorities	(23)	10
Net exceptional items	17	91

Profit on disposal of properties, investments and subsidiaries comprise mainly property disposal profits (R83 million) and profits on the sale of interests in three South African motor dealerships (R28 million).

Impairment of assets relate principally to goodwill in both Freightliner (R80 million) and the Barloworld Holden and Volkswagen motor dealership in Australia (R27 million).

DIVIDENDS

Dividends totalling 380 cents per share (2003: 290 cents) were declared in respect of this year's earnings. This represents a dividend cover of 2.3 times headline earnings per share, which remains within the target range of 2 to 2.5 times.

CASH FLOW

Cash generated from operations increased by 21% to R4 251 million. Working capital was well contained, increasing by only R206 million in the year. The net cash inflow from operating activities rose substantially to R2 282 million (2003: R1 479 million) despite the sharp rise in taxation payments.

Net cash used in investing activities of R2 124 million includes R1 085 million, representing the cash portion of the acquisition price of Avis, capital expenditure of R899 million, further investment in rental assets (R1 425 million) and lease receivables (R608 million), an amount of R324 million to increase our shareholding in PPC by 4.2% to 71.6%, less the proceeds of R1 478 million from the sale of our equipment finance receivables book.

The net cash inflow before financing activities amounted to R158 million (2003: R333 million outflow). The group has cash and cash equivalents at the end of the year of R1 443 million.

BALANCE SHEET AND BORROWINGS

Total assets grew by R4 086 million to R27 842 million. The acquisition of Avis Southern Africa Limited on 29 March contributed R4 856 million to this increase whilst the sale of the equipment finance book reduced total assets. The results of Portland Holdings Limited, the group's Zimbabwean cement subsidiary, have been deconsolidated in the current year in terms of the exclusions contained in IAS27. It has been accounted for on a fair value investment basis, with earnings being recognised as dividends are received.

Total interest-bearing borrowings increased by only R1 567 million to R7 710 million (2003: R6 143 million), despite consolidating Avis' debt of R2 025 million at the acquisition date and incurring a further R1 085 million to fund the cash portion of the purchase consideration. This was achieved mainly as a result of strong operating cash generation and the sale of the equipment finance book.

TARGET GEARING RANGES

In light of the Avis transaction the gearing ratios appropriate for the different components of the group's operations were reassessed. For this purpose three broad segments have been defined, namely trading (manufacturing and dealership operations), leasing (long-term leasing solutions including fleet services) and car rental. The target and actual debt-to-equity ratios for these segments are set out in the table below.

The target debt-to-equity ratio for the group will depend on the relative mix of assets between these three segments. Assuming each segment was geared at the mid-point of the target range, the total debt-to-equity ratio for the group at 30 September 2004 would amount to approximately 75%. The group therefore remains comfortably geared with a total debt-to-equity ratio of 65% (2003: 59%) which has reduced from 95% at the half-year. This positions the group well to fund growth opportunities as they may arise or meet any short-term cash requirements.

MATURITY PROFILE OF BORROWINGS

Immediately following the acquisition of Avis our short-term debt comprised 73% of total debt. Whilst beneficial from an interest rate point of view this high ratio increased our vulnerability to interest rate spikes and did not adequately match the longer term nature of our asset base. We investigated a number of funding alternatives, culminating in a decision to enter the domestic corporate bond market for the first time. As part of this process the group underwent a formal rating process and was awarded a national scale AA-(zaf) rating from Fitch Ratings and successfully issued a R1.5 billion bond in July 2004. This resulted in a lengthening of the maturity profile of the group's borrowings at 30 September 2004 as set out on page 70.

The newly issued bond, which is listed on the SA Bond Exchange, matures in 2011 and carries a fixed coupon of 10.7% per annum. The coupon, representing a premium at the issue date of 112 basis points above the comparable treasury stock R153, reflects the solid financial position of the company and attracted the lowest premium of AA- offerings in recent years. In order to take advantage of current low interest rates, 50% of the issue was converted back into short-term rates through the conclusion of an interest rate swap. At current interest rates, this has reduced the interest cost of the bond by approximately 1% per annum.

Total debt to equity (%)	Trading	Leasing	Car rental	Total group
Target range	20 – 40	600 – 800	200 – 300	
Ratio at 30 September 2004	21	598	300	65

The US$75 million convertible bond, issued in 1994, matured in September 2004. The US$26.2 million outstanding at the beginning of the year was settled through a combination of repurchases for cash and the issue of 1 431 918 Barloworld ordinary shares.

TREASURY RISK MANAGEMENT

The group's policies with respect to the hedging of foreign currency exposures and the management of treasury risks, in place for many years, were formalised this year in a group treasury policy document.

The policy outlines the group's risk philosophy and provides a framework within which financial and operational risks are identified and managed in a structured, transparent and controlled manner. Authority levels and limits are set and reviewed semi-annually.

FINANCIAL TARGETS

The following financial targets have been set for the group and will be reviewed on an ongoing basis.

	Target	Achieved 2004
CFROI® (%)	>8	**8.9**
Operating margin (%)	>7	**7.7**
Return on net assets – Group (%)	>15	**17.1**
Return on net assets – Trading (%)	>20	**22.2**
Return on equity (%)	>15	**14.4**
Interest cover – Group (times)	>3	**4.5**
Interest cover – Trading (times)	>5	**7.6**
Dividend cover (times)	2 – 2.5	**2.3**
Net debt/EBITDA (times)	<2.5	**1.4**
Working capital days	<35	**28**

In terms of our Value Based Management approach, a key indicator of annual performance is cash flow return on investment (CFROI®). CFROI® and other key financial ratios are defined on pages 122 and 123. Each operating division is required to demonstrate it can achieve a CFROI® in excess of the real cost of capital of the group over a business cycle. The hurdle rate applied by the group is 8%. A CFROI® of 8.9% was achieved in 2004 which compares to the previous year's 8.1%.

IASB IMPROVEMENTS PROJECT

A number of new or revised standards have been issued by the International Accounting Standards Board during the past year. These standards are mainly designed to improve existing International Financial Reporting Standards (IFRS) and are effective for our 2006 financial year. However, the company decided to early adopt the following standards in the current year:

- IAS1 Presentation of Financial Statements
- IAS2 Inventories
- IAS10 Events after the Balance Sheet Date
- IAS17 Leases
- IAS21 The Effects of Changes in Foreign Exchange Rates
- IAS24 Related Party Disclosures
- IAS28 Investments in Associates
- IAS31 Interests in Joint Ventures
- IAS32 Financial Instruments: Disclosure and Presentation
- IAS33 Earnings per share
- IAS39 Financial Instruments: Recognition and Measurement
- IAS40 Investment Property
- IFRS5 Non-current Assets Held For Sale and Discontinued Operations

In terms of the revised IAS21 foreign currency goodwill must be translated at exchange rates ruling at balance sheet date. The company's previous accounting policy was to translate foreign currency goodwill at rates ruling on the transaction date. The impact of this change has been to increase goodwill and intangible assets by R116 million and goodwill amortisation by R9 million in 2004 and R11 million in 2003. There is no effect on headline earnings. The impact of implementing the other new or revised standards was not material.

The company proposes to adopt the following new or revised standards over the next two financial years:

- IAS8 Accounting Policies, Change in Accounting Estimates and Errors
- IAS16 Property, Plant and Equipment
- IAS27 Consolidated and Separate Financial Statements
- IAS36 Impairment of Assets
- IAS38 Intangible Assets
- IFRS2 Share-based Payment
- IFRS3 Business Combinations
- IFRS4 Insurance Contracts

Investigations are currently under way in respect of all of the above standards and the effect on the results of the group is being quantified. IFRS2 and IFRS3 are likely to have the most significant impact. Under IFRS3, goodwill is no longer amortised through the income statement, but is subject to an annual impairment test. In terms of this standard, goodwill arising after 31 March 2004 may not be amortised. There have been no acquisitions since 31 March 2004 that gave rise to goodwill.

Borrowings profile	Facilities at Sept 2004	Drawn at Sept 2004	Redemption 2005	2006	2007	2008 onwards
Rm						
Long-term						
South Africa	3 192	3 043		841	330	1 872
Offshore	3 325	1 828		577	394	857
Short-term						
South Africa	8 153	1 133	1 133			
Offshore	2 557	1 706	1 706			
Total	17 227	7 710	2 839	1 418	724	2 729

In the case of IFRS2, the requirement is to expense share options granted after 7 November 2002 over the vesting period of the options. The group has made two option grants in the period since this date as follows:

Option grant date	1 April 2003	26 May 2004
Strike price (R)	47.50	67.80
Expiry date	1 April 2013	26 May 2010
Number of options	2 148 900	2 205 200

The options vest one third after three years from the date of grant, a further one third after four years and the final third after five years. Using preliminary assumptions of a Barloworld share price volatility of 35%, prevailing risk free interest rates and dividend yields on the grant dates and employee turnover rates of 2% – 5%, it is estimated that the fair value of the options is between R18 and R26 per share. Based on these assumptions and the vesting profile above, the pre-tax expense relating to share-based payments has been independently calculated to be R14 million before taxation in 2004 and R5 million in 2003.

ACQUISITIONS AND DISPOSALS

The most significant acquisitions during the year included:

- The remaining 65.3% of Avis not already owned by the company for R1 085 million in cash plus the issue of 5 589 763 new Barloworld shares for a total consideration of R1 479 million. Avis was consolidated as a 100% owned subsidiary from 29 March 2004.
- A further 2.2 million shares in PPC for R324 million, taking our shareholding to 71.6%.
- A logistics business, ZA Trans, for R26 million.
- An additional Freightliner dealership, Texarkana Truck Center for US$8.2 million (R57 million).
- The Dutch Hyster dealer, Geveke Intern Transport B.V. for €4.9 million (R40 million).
- The remaining 50% of two paint colourant companies, namely Chemcorp Australia for A$2.4 million (R11.3 million) and International Chemical Corporation in South Africa for R37.4 million.

The following more significant disposals took place during the year:

- The South African Equipment finance book was sold in September 2004 for R1 478 million. An interest was retained in the profits of the existing book plus profits arising from future transactions.
- The sale of 75% of PPC's shareholding in Afripack Limited to an empowerment consortium and management.
- Three South African motor dealerships were disposed of, mainly in terms of dealer rationalisation programmes and empowerment initiatives.
- The Henry Cooke paper mill in the United Kingdom and the Melles Griot operation in Ely, Cambridgeshire.

POST-RETIREMENT BENEFITS

The group's retirement benefit funds comprise a number of defined contribution funds throughout the world and a small number of defined benefit funds.

As reported last year the two United Kingdom defined benefit pension schemes reflected a combined actuarial deficit of £52.3 million which reduced marginally to £50.1 million this year following the completion of the updated triennial valuation at the year-end. The company increased its annual cash contribution by £2 million in terms of the actuarial valuation and made a further £4 million special contribution during this year.

The provision of R100 million (before tax), raised in 2002 in respect of the closure of a South African pension fund, has been reversed largely as a result of an improved return on fund assets eliminating the actuarial deficit.

RISK FINANCING

Barloworld, as a global company, has for many years insured some of its risks in a captive insurance company, registered in the Isle of Man. This has enabled the group to reduce insurance costs by pooling global risks across territories and gaining access to reinsurance markets where lower premiums are attainable.

In the recent past, the global insurance market has sought substantially higher premiums and reduced cover in selected risks. Pursuant to this, the company reviewed its insurance arrangements and resolved to both insure more risks and take a greater proportion of existing risks, through its captive and to transfer selected catastrophe risks to the traditional insurance market. At the end of 2003, the company received the necessary regulatory approvals to increase the captive's share capital by R150 million over three years in order to increase its capacity to insure more risks. The first tranche of R50 million was transferred in the current financial year.

It is anticipated that this change in strategy will have a favourable impact on the future cost of risk financing.

SHAREHOLDER INFORMATION

5 589 763 shares were issued as part of the consideration to fund the acquisition of Avis Southern Africa Limited. A further 440 473 shares were issued to satisfy the requirements of the company's share option scheme and 1 431 918 shares were issued arising from the final conversion of the company's US$75 million convertible bond which matured on 19 September 2004.

In terms of the acquisition of Avis Southern Africa Limited, the Avis Share Purchase Trust became entitled to and received 444 000 Barloworld shares. These shares were disposed of by the Trust and were utilised in part settlement of the convertible bond.

The weighted average number of shares in issue for the year was 199 374 681 which was marginally higher than the prior year at 196 027 500.

CB Thomson
Finance Director

OPERATIONAL REVIEW - EQUIPMENT

BARLOWORLD EQUIPMENT

SOUTHERN AFRICA
- South Africa
- Botswana
- Namibia
- Zambia
- Angola
- Malawi
- Mozambique

IBERIA
- Spain
- Portugal

RUSSIA (JOINT VENTURE)
- Siberia

LEADERSHIP TEAM

Lester Day (58), CA(SA), Chief Executive Officer. 31

SOUTHERN AFRICA

Peter Bulterman (48), HND Mech Eng, Chief Operating Officer. 29
Kenny Gaynor (46), CA(SA), Elec Eng, Group Financial Director. 12
Chris Gibb (55), Managing Director – Mining. 34
Jackie le Roux (47), BCom, Human Resources Director. 11
Charles Nell (47), MBA, Chief Information Officer. 24
Geoff Tucker (53), CA(Zim), Managing Director – Handling, Agriculture and Energy. 23
Rodney Wainwright (53), HND Mech Eng, Managing Director – Construction. 35

SPAIN AND PORTUGAL

Santiago Salazar Coronado (53), BCom, General Director, Iberia. 28
Alberto Garcia Perea (53), Degree in Law, Human Resources Director, Spain. 32
Graeme Lewis (44), MA (Cantab), ACA, Financial Director, Spain and Portugal. 9
Alfonso Moraga (64), Business Admin, Development Director, Spain. 50
Fernando Pastor (63), Degree in Law and Politics, Power Systems Director, Spain. 37
Guillermo Romero (63), Degree in Law, Machine Sales and Marketing Director. Spain. 34
Viktor Salzmann (58), After Sales and Information Systems Director, Spain. 35
Fabriciano Velasco (62), Industrial Eng, Materials Handling Sales Director, Spain. 37

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
– Europe	5 117	5 383	474	512	1 925	1 887
– Southern Africa	4 939	5 318	406	237	1 830	1 506
Trading	10 056	10 701	880	749	3 755	3 393
– Southern Africa	180	207	28	43		1 375
Leasing	180	207	28	43		1 375
Total trading and leasing	10 236	10 908	908	792	3 755	4 768
Share of associate income			3			

Our business is built on Caterpillar

Our 77 years dealer relationship with Caterpillar Inc. is a cornerstone of our VBM pyramid. This is best measured by the US$801 million, an increase of 30%, that we purchased in Caterpillar products this year. Our longstanding partnership with Caterpillar ensures that we are able to supply our customers with leading-edge technology products and solutions that operate most cost effectively. One hundred years ago the founders of Caterpillar introduced the first track-type tractor to the industry. This innovation continues today and through technology investment, Caterpillar is leading in providing solutions to environmentally unfriendly emissions. Through ACERT engine technology, in which Caterpillar Inc. have invested over US$500 million, we can provide our customers with products that meet the most stringent emission standards both today and tomorrow.

Internally we are using technology to develop world class call centres that allow us to better manage and control our field service technicians to support our customers.

During the course of the last year we formed an integrated executive team to manage both our European and southern African businesses. It is focused on sharing resources and best practices to deliver more cost-effective solutions to our customers across a broad geographic footprint.

Europe: Spain focuses on operations restructure

The macro economic and political situation in Iberia has seen significant change in the period. The 11 March 2004 Madrid train bombings were followed by a change in government in Spain. The new government has maintained the previous government's economic policy. Economic growth, driven by construction, remains higher than the European average. In Portugal, the Prime Minister changed following the incumbent's appointment as president of the European Commission. This created some instability but the construction market there has now begun to recover.

Our Iberian business continued to produce excellent results. Our focus, driven by VBM, on efficient systems and processes ensured that our operating margins were maintained.

Our activities in the core Caterpillar machine business were marked by fierce competition and price pressure from the weak US dollar against the euro. We maintained our success by careful market segmentation and customer focus. We also benefited from synergies arising from a holistic business-wide approach to inventory management in Spain and Portugal.

Total unit demand was in line with last year and we gained market share. Our Power Systems business continued to grow and was backed by our first class support capabilities.

The expansion of our Barloworld MERA Rental Store business, already the market leader in Madrid, is accelerating. Nine new depots were opened across Spain. Our machines and engines rental business grew by 15%, compared with 18% for the whole rental business. These developments are a key element of our strategic programme to diversify revenue streams and grow a rental business with more attractive margins. The short-term rental of smaller items of equipment to the building contracting sector remains an area of healthy growth, due to the continuing boom in property development.

We have opened a permanent display of used machines and believe it will help increase our exposure in this sector. A dedicated workshop for used machines is being constructed in Arganda and will begin operations in 2005. It will reduce repair and preparation times.

Our Power Systems business in Caterpillar diesel and gas engines had an excellent year in terms of both revenue and margins. We continue to increase market share in key market segments such as marine pleasure craft, fishing, ocean going vessels, (especially fast-moving ferries and the like), tug boats, uninterruptible power supply and emergency generator sets. Our ability to provide customised solutions and strong after-sales service support are important contributors to our success. We ended the year as the second largest Caterpillar marine dealer world-wide and number one dealer in Electric Power Generation in Europe.

The market for marine diesel engines remains strong and we sold €10 million of large MAK units. We remain one of the more active dealers in the industrial engine market segment, primarily in locomotive engines. During the year we were appointed Technical Partner for the Caterpillar World Marine Excellence Centre in recognition of our expertise and market leadership in this area.

Our materials handling business receives excellent support from Caterpillar as we strive to grow share in this competitive market. We are expanding our offerings to customers in Spain and Portugal with ATLET, a leading brand in the growing warehousing industry segment.

Finaltair Barloworld, our biomass joint venture, completed the construction of the power plant in Valencia and will begin operating in 2005. This plant, which meets the demand for renewable energy technology, burns waste wood and operates in a combined cycle with a CAT 3616 natural gas generator set and a steam turbine.

In order to achieve critical mass in specific areas and create added value for customers, we have embarked on a programme to restructure our branch network in Spain. This includes the creation of a new marketing department, with a customer call centre to handle issues of customer relations and an outbound call centre for telesales to small businesses who generally require small equipment.

In other initiatives to create value for our customers, we have segmented our customer base and appointed dedicated specialist marketing teams to look after each segments needs.

Associated with these developments, and in accordance with the Barloworld Employee Value Creation system, we have intensified our training activities. These have focussed on the use of the SAP ERP information technology system and on developing the skills of mechanics.

Our servicing expertise and activities have been important factors in the growth of our company over the years. We are implementing Repair Process Integration at all branches and have established a dedicated hydraulic repair centre at Arganda outside Madrid. It is already the largest consumer of "classic" Caterpillar parts in Europe. Our customer satisfaction surveys confirm that these developments have been welcomed by our customers.

Branches engaged in servicing activities are also engaged in a push for contamination control, with a Caterpillar five-star quality rating being the target.

In Portugal we have established after-sales services for both Caterpillar and Mitsubishi lift trucks to add value for customers in this growth area of our business.

Also in Portugal, we have entered a Smart Partnership with Norinter in respect of machines. The partnership has already completed a major turnkey power project in the Azores.

Siberia increases revenue by 50%

Our Siberian operation produced another satisfying and profitable result, with revenues rising to US$31 million from US$20 million in 2003. We have seen excellent repeat business from our mining customers and we have succeeded in breaking into the highly competitive construction and power systems markets. We continue to build strong customer relations, which will significantly influence our future growth.

In September we announced a Smart Partnership with Wagner International of Denver, Colorado in forming Vostochnaya Technica, which gives us a geographic Caterpillar dealership footprint in Russia that is larger than the USA. The expanded territory has enormous potential for development and we look forward to building a company with the potential to be a US$100 million revenue business in 2006.

Southern Africa: Profitability increases despite strong rand

Revenue from our southern African operations declined by 7% in an environment where the currency strengthened significantly and market prices declined.

Our profitability increased through improved cost controls and a favourable outcome from managing various financial instruments, resulting in a pleasing operating margin of 10.7%.

We continued to implement our strategy of delivering total solutions through Smart Partnerships with our customers.

Growth in underground mining

While mining revenue declined in the face of the deferral of a number of new mining projects dictated largely by the stronger rand, underground mining grew steadily to form an increasingly important part of our operations. Caterpillar underground haulers and loaders continued to be well received by the southern African underground mining industry and Barloworld Equipment is now the largest supplier of underground Caterpillar equipment in the world.

Maintenance and Repair Contracts (MARCs) with both opencast and underground mines increased. This is further testimony of our ability to develop and sustain long-term Smart Partnerships with customers.

The MARC agreements at Anglo American Corporation's Skorpion Zinc Mine and Namdeb Diamond Corporation's Daberas mine on the Orange River in Namibia ran smoothly and Debswana continued to expand its CAT 793C and 789C off-highway truck fleets, supported by MARCs at Jwaneng and Orapa.

Our longstanding MARC partnership with de Beers at Venetia Mine is also developing as we work to meet Venetia's growth plans. These have included a further purchase of 789C trucks to augment the existing fleet.

KCM in Zambia placed a major truck and support equipment order with us, together with a MARC agreement.

New business in Namibia included Namdeb's Pocket Beaches operation, an extensive rental agreement for mining equipment and a large equipment order delivered to Anglogold's Navachab mine at Karibib.

Activity in Northern Cape province was brisk, with various mines and contractors taking delivery of large wheel loaders, bulldozers and trucks. Samancor's Wessels Mine increased its MARC-supported underground fleet with more AD30 haulers and CAT bulldozers customised for underground use. Several coal mines in Mpumalanga placed repeat business with us and Ingersoll-Rand's new Pit Viper range of drill rigs has been received with enthusiasm.

Caterpillar concluded a global mining alliance with BHP Billiton and we are currently involved in its local implementation in the region.

In the mining sector we remain market leaders in the application of technological innovation. We regard technology as crucial to the future of southern African mining, together with the strong focus on safety and the constant drive for the lowest cost per ton in the industry. Barloworld Optron Technologies is a joint venture between Barloworld Equipment and Astrata (formerly Optron) which supplies Caterpillar information technology products to the industry. It has several significant contracts in progress on diamond, coal and base metals mines.

Although Caterpillar has ceased production of its 5000 series mining shovels, we continue field support for working machines providing parts and dedicated service resources.

While Caterpillar Inc. and Terex Corporation have negotiated an agreement that provides for designated Caterpillar dealers to distribute Terex/O&K mining shovels and hydraulic excavators, local negotiations have yet to start.

Our integrated total solutions approach gains ground in construction sector

Acceptance of our integrated approach to supplying new, used and rental equipment in the construction sector helped us regain our position as market leader. We have achieved this by providing our customers with equipment solutions that give them the lowest unit cost of production.

Industry growth has been fuelled by the South African government's strategy to back emerging contractors and the resulting spend on smaller projects such as local roads and infrastructure development.

Increased construction activity resulted in significantly higher delivery volumes in some months, during which the now fully operational SAP system played a key role in the efficiency of the total machine supply chain.

Significant developments during the year included the signing of a construction MARC agreement with BHP Billiton's Tubatse Ferrochrome involving a fleet of specially modified CAT 730 articulated trucks and the successful completion of a total solutions project at the Nqura (Coega) deepwater port at Port Elizabeth.

The new generation Caterpillar 725, 730 and 740 ATs have become well accepted in the local market and are in exceptionally strong demand for road building and mining applications. The range of Caterpillar compact machines which was introduced into the South African market during the same period has also met with strong interest and orders are expected to remain buoyant.

Our used equipment joint venture delivered 460 used Caterpillar machines to customers during the year, further growing the active Caterpillar machine population in southern Africa.

Our Barloworld Equipment Cat Rental Store experienced increased activity levels but was challenged by the strong rand and bad debts. Demand remains strong and there are significant opportunities to grow the business. Action taken during the year to reduce the cost of operations and to improve asset management has assisted in minimising start-up costs.

Another record year for Barloworld Handling in southern Africa

Barloworld Equipment Handling celebrated its 75th anniversary as a Hyster dealer by producing a second

record year in a row. Today 60% of Handling's new machine business comprises long-term rentals.

The lift truck market in South Africa, grew by 26% during 2004 as a result of the falling interest rates and the rand-induced decline in the price of forklifts. The Handling business unit's ability to provide the market with workable solutions was rewarded with strong increases in market share.

This unit remains focused on delivering premium performance and maintaining its world class status and is concentrating on improving fleet management solutions for customers. Our Hyster warehousing range is now fully accepted in the local market and is expected to continue gaining market-share in 2005.

Agriculture expands horizons

Barloworld Equipment Agriculture has performed well, increasing market share in both Massey Ferguson's tractor range and CLAAS harvesters. Based on the success of its current business model, we plan to become a full range distributor for all Massey Ferguson and CLAAS products in 2005.

The key to growth lies in our ability to build successful dealerships in strategic locations. In this respect, the appointment during the last financial year of Afgri Equipment as dealer for the central and western Free State has proved highly successful.

Agricultural products will soon be taking a higher profile in our African operations as our rollout of the Agriculture business unit into Angola, Mozambique, Malawi and Zambia proceeds.

Energy capitalises on power generation demand

Strong demand in Africa for diesel powered electric power generation for both prime and standby applications provided a platform in the Energy business unit for improved results.

Our Perkins engine business will be expanding into Angola, Mozambique, Malawi and Zambia in the coming year in order to capitalise on the large population of Perkins powered units throughout the region.

Consolidation in Zambia and Angola

This financial year has been one of consolidation in Angola, as this operation concentrated on maintaining and growing Smart Partnerships through improved service delivery. Construction of a modern facility in Luanda, designed in expectation of further growth, is nearing completion. The Zambian operation is experiencing higher demand for machines and product support due to the improved copper price.

Continued expansion of Debswana's diamond mines saw consistent performance in Botswana and mining industry growth in Namibia resulted in a pleasing outcome. Both Malawi and Mozambique have produced similar results to the previous year.

Barloworld Equipment Finance

An alliance was concluded with WesBank, a division of FirstRand Bank Limited, in terms of which Barloworld sold its equipment finance book to WesBank and will receive a share of the profits flowing from both existing finance contracts and future new business. This follows the acquisition by WesBank of Barloworld's motor vehicle finance book last year and aligns with VBM thinking that favours concentrating on core business.

Investment in SAP positively impacts bottom line

The further integration of the SAP ERP system into the business contributed to our improved result. In its first year of operation SAP has shown concrete benefits for staff and customers. A plan has been put in place to complete the roll out the system through the equipment operations.

Black Economic Empowerment (BEE)

We are developing our BEE model in manageable elements that we plan to grow into successful long-term business ventures. The future of the industries we serve depends on workable broad-based empowerment solutions and we plan to play a positive role in the process. Two major empowerment alliances, in the company's Agriculture and Energy business units, are being planned for early 2005 and several Smart Partnerships in the provision and support of equipment have been established with BEE companies. Our preferential procurement programme is well under way and we are meeting targets in terms of the DTI's broad-based BEE model.

Our people are the foundation of our success

The development of all our people to improve customer service remains our top

priority. Several new initiatives were launched. Among these is the Barloworld Equipment Operator Academy, a pioneering training concept to improve Caterpillar operator efficiency and safety awareness for both our customers and the Barloworld Equipment Cat rental store.

An incentive programme introduced for operators at Debswana's Jwaneng diamond mine has paid off handsomely in terms of operator productivity and will be extended to other mines over the next year.

Barloworld Equipment's pioneering skills development strategies continued to assist in raising industry standards. The new learnership in earthmoving equipment repair and maintenance piloted at our Isando facility in Johannesburg together with the Manufacturing, Engineering and Related Industries Sector Education and Training Authority (MerSETA) has successfully seen more than 200 learners through its doors since implementation in 2003.

We continued to assist the Services SETA in the development of training material for plant operators and the Construction Education and Training Authority (CETA) in formulating national qualifications for earthmoving equipment operators in the construction industry.

Our Smart Partnerships, not only with customers but also with specialist organisations, help us to develop our staff to the fullest potential. These include BMC Theko for individual assessments, the Gordon Institute of Business Science (GIBS) for management development, and Wilson Learning for the development of customer relationship programmes.

Most important, however, has been the ongoing commitment by staff at all levels to our Performance Ownership Programme. This forms the foundation for VBM and 6 SIGMA, two philosophies that are now fundamental to our business and have been crucial in the positive achievements of the company in the 2004 financial year.

The year ahead

Due to unprecedented world demand for earthmoving and allied equipment and consequent pressure on the manufacture and shipping of Caterpillar products, lead times on orders placed on the factories are currently extended. However we are confident that Caterpillar will overcome this challenge and we will improve customer deliveries during 2005.

Barloworld Equipment ended 2004 with a significant order book and high expectations for further growth. In Spain the economy is holding steady after the change of government. Southern Africa is likely to be buoyed by increased infrastructure investment leading up to the 2010 Soccer World Cup. In Siberia we have significant potential to grow.

Currency stability in South Africa will be a necessity to ensure we can deliver to our expectations.

BARLOWORLD INDUSTRIAL DISTRIBUTION

BARLOWORLD HANDLING US	BARLOWORLD HANDLING EUROPE	BARLOWORLD TRUCK CENTER	BARLOWORLD FINANCE
Hyster dealerships Ditch Witch dealership	Hyster dealerships: UK Belgium Netherlands	Freightliner dealerships	Long-term rental solutions UK USA

LEADERSHIP TEAM

Brandon Diamond (53), ACIS, MBA, Chief Executive Officer. 34
John Borrows (55), HND, Business; Post Graduate Diploma, Human Resources Director UK. 29
Keith Hay (56), CA, Managing Director, Barloworld Handling UK. 30
James Holmes (44), Human Resources Director USA. 12
Alan Knight (58), FCCA, Managing Director, Barloworld Finance. 29
Robert Russell (44), BSc Accounting, CPA, Group Director of Finance. 17
Stan Sewell (49), BA Political Science, President, Barloworld Handling Inc. USA. 19
Scott Simmons (47), BSc Accounting, CPA, Director, Risk Management and Organisational Performance. 24
Dan Stevens (56), President, Barloworld Truck Center. 1
Rob Tennant (47), BSc, MSc, CPIM, APICS, Chief Information Officer. 24

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
– North America	**4 300**	3 135	**29**	10	**928**	1 112
– Europe	**1 888**	2 052	**74**	79	**335**	320
Trading	**6 188**	5 187	**103**	89	**1 263**	1 432
– North America	**99**	74	**(6)**	6	**813**	633
– Europe	**386**	383	**55**	40	**1 853**	1 637
Leasing	**485**	457	**49**	46	**2 666**	2 270
Total trading and leasing	**6 673**	5 644	**152**	135	**3 929**	3 702
Share of associate income			**(1)**	(3)		

The division had a year of mixed results, experiencing mild growth in Europe, but a stronger momentum in the USA. The combination of a weakened dollar and strengthening rand had an adverse impact on the translated result in rand terms.

European handling operations steady

Whilst the UK economy showed some strengthening, lift truck market deliveries were only 4% better. Our deliveries grew 5.2% from 3 370 to 3 544 including the new territory in Holland. During the year we lost some ground in market share on the ageing range of counter-balance trucks, 0.3% down. 2005 will see the launch of the new range, which will strengthen our position. Further progress was made in the warehouse market and we saw our share increase to 5.8%.

In the logistics and distribution industries we have continued to expand and strengthen our business relationships with key customers, including Royal Mail, MFI Howden, Focus and Wolsely, whilst also developing further value in partnerships with major contract

customers such as the UK Ministry of Defence, Port of Tilbury and Coca-Cola. We continue to contract 75% of our new business each year in the form of long-term rental agreements. This ensures defined sustainable income streams based on providing innovative, flexible materials handling solutions.

In line with the static machine activity and low level of inflation, our after market revenues before the inclusion of Holland remained in line with 2003. In September 2004 we announced plans to restructure our branch and field service operations in the first half of the new financial year. This will provide a significant value add to our customer base and reduce operating costs. The change will introduce new mobile technology enabling field service technicians to order directly on-site all parts and transact other requirements using our central SAP technology base.

In Europe, our Belgium operations experienced another difficult year in tough trading conditions, with continuing pressure on after sales margins.

The acquisition of Geveke in Holland – renamed Barloworld Intern Transport in October 2003 has proceeded according to plan. During the year a number of restructuring activities took place and three small business sites were consolidated into a single new facility in Vianen, south of Amsterdam. In 2005 we plan to take advantage of the synergies and opportunities that exist between the Dutch and Belgian operations.

Barloworld Vacuum Technology has continued to benefit from last year's cost saving actions and has improved results in 2004.

The open order book carried forward to 2005 was 1 530 units, up 59% on 2004.

Handling USA sees strong growth off improved activity levels

The North American economy strengthened during the year and the southeastern US market for lift trucks grew from 27 015 to 31 145 units. Barloworld delivered 3 665 new units in 2004, up from 3 457, for a market share of approximately 12%. Counter-balance trucks, which constitute 65% of the market, provided 15% market share position. Warehouse deliveries grew by 9% providing a market share of 6.5%.

Several new customer agreements were signed with accounts including CSX, Hyundai Motors, and Mohawk Carpet. Barloworld customer account teams continued to grow business with existing customers such as Weyerhaeuser, TNT Logistics, Builders FirstSource, and Tractor Supply. The Government Services Administration (GSA) account accounted for over 300 trucks and additional resources were devoted to developing aftermarket business from the numerous military and government facilities located across the southeast.

The Pinnacle Used Equipment program did not achieve its aggressive retail objective, but did show good improvement over past years by moving 1 573 used trucks in the marketplace, up from 1 162 in 2004. This helped to create additional aftermarket revenue.

The Logistics Support Centre in Atlanta continued to rationalise parts inventories to achieve lower working capital levels by eliminating slow moving inventory in the branches.

Lower new equipment inventories were offset by an increase in short-term rental assets.

Branch rental revenues typically increased by 21% over the prior year.

Aftermarket revenues in the branches also recovered, growing 10% from US$107 million to US$118 million with the number of service technicians increasing from 476 to 510.

In 2005, Hyster will launch the first model of its new 1 – 8 ton range of internal combustion counterbalance trucks. This US$130 million investment by our Hyster principal, will enhance our value selling approach by offering customer solutions based on lower cost of operation, easier serviceability, productivity gains, and superior ergonomics. Durability and reliability of the new series should improve customer uptime and satisfaction.

Employee Value Creation continues as we invest in career learning and growth. Technicians are being equipped with

laptop computers and trained to more efficiently diagnose, repair, and maintain lift trucks in the field. The senior management team is emphasising management development succession planning and sales force training. Regular employee PIT (Performance Improvement Team) STOP meetings are under way to enhance communication and share successes and ideas on improvements for the future.

The open order book carried forward to 2005 was 1 140 units, up 60% on 2004.

Ditch Witch

The Ditch Witch business came back strongly in 2004, with revenue growth of 27%. Overall profit margins were slightly higher than prior years and expenses were lower. The branch moved into a new 25 000 square foot facility in Atlanta.

The outlook for the trencher market appears positive over the next three years. Residential and construction spending forecasts are favourable. Water and gas utility infrastructure repairs will also provide market growth opportunities.

The dealership received several sales and aftermarket awards from the manufacturer, Charles Machine Works, as one of the top global dealers in the Ditch Witch network.

The business continues to hold a dominant 50% plus market share position against its two main competitors.

Barloworld Truck Center: a significant up-turn in the trucking industry

The initial signs of a strengthening US economy saw an increased level of freight movement, and with it a significant up-turn in the heavy trucking industry. 69% of all freight moved in the US is by road.

After a quiet 2003, brought about by the poor economy and the effect of the 2002 "pre-buy" in advance of the more stringent engine emission regulations, demand increased strongly in 2004, rising during the first eight months by 43% to 125 327 units in the heavy duty Class 8 trucks and by 31% to 96 384 in medium duty Class 5 – 7 trucks. This has resulted in Freightliner production schedules being full through to February 2005.

Our business experienced a mixed year. Overall there was progress off the low base of the previous year. The Northwest Arkansas business acquired midway through last year performed well, as did the newly acquired (October 2003) Texarkana business, adding to the after sales and new/used units sales, respectively.

The introduction of the SAP operating system in our Memphis and Little Rock divisions late in the 2003 financial year was disruptive, and saw additional costs in the first half of the year, but has now settled in. The conversion of the Northwest Arkansas business went smoothly and the Texarkana conversion will take place in November 2004.

Revenue grew by 112% to US$408 million. This was brought about by an increase in new units sold from 1 614 to 3 948, up 145%. Class 8 heavy duty units dominated, growing to 3 277 but Class 5 – 7 medium units were also strong, growing 77% to 467. The market was dominated by large corporate fleets and consequent lower margins.

Some of the more significant deals were:

USA Truck, Inc.	670 units
PAM Transportation Services, Inc.	416 units
Maverick Transportation, Inc.	530 units
Mail Contractors of America, Inc.,	410 units
Continental Express Inc.	175 units
Paschall Truck Lines, Inc.	150 units
Ozark Motor Lines, Inc.	125 units

During the year there was a mutually agreed termination of the SelecTruck used vehicle joint venture arrangement with Freightliner as a result of differing trading objectives. Our direct used truck performance reflected an increase in units sold from 858 to 1 139, an increase of 33%. Margins improved, but not to desired levels. Further fallout in the Owner-Operator market resulted in some over valued high mileage repossessions and a consequent depression of margins.

Aftermarket revenues grew by 69% to US$98 million, aided by the new acquisitions. Parts margins showed an improvement over last year. The revenue

growth was seen primarily in our Parts and Service operations. The salvage operations continue to gain momentum.

We appointed a Group Parts Inventory Controller and established a Central Parts Inventory store with the primary goal of reducing obsolescence and avoiding duplication of stocking across the group. We expect to see a marked reduction in inventory holding in 2005.

During the year, once off costs amounting to US$3.2 million were incurred in the system implementation, used equipment restructure, and other organisational changes, as well as an actuarial governed adjustment to the Workers Compensation provision account.

The open order book carry forward to 2005 was 2 616 new trucks, 54% up on 2004.

Financial services – a changing structure
During the year it was decided to exit the pure customer financing business and focus on long-term rentals with maintenance.

In the Freightliner business, new customer finance activities ceased during the second half of the year, favouring financing through DaimlerChrysler Finance and other established finance houses. The existing book will be managed out over the next twenty-four to thirty months.

The USA Handling business has a mix of long-term rental and pure customer finance. Long-term rental activity will continue uninterrupted whilst we have sought to strengthen ties with Hyster Finance to cater for customers direct financing needs.

The UK business is largely long-term rental and is not affected materially, and in the Dutch and Belgian businesses there is no material impact.

Activities during the year saw a high level of repossessions in Freightliner where owner/operators continue to experience difficulties. This resulted in a US$3.5 million write down on the value of repossessed stock.

In Handling, the UK fleet grew to almost 16 000 units with a new business written value of £36 million (2003: £46 million), whilst in the USA, the fleet has grown to over 4 000 units, and new business written grew to US$50 million, up 28%.

The Handling arm of the business continued to provide strong support to our trading operations in both the UK and USA.

Manpower
Group manpower grew 10.5% from 3 199 to 3 534. This was due to the acquisition of Geveke in Holland (151 people) and Texarkana in the USA (200 people). The Human Resource function was upgraded and significantly strengthened during the year, with a view to building our intellectual capital base for the future. The Barloworld standard for Employee Valuation Creation was adopted and will be rolled out across all divisions during 2005.

2005 prospects
All of our operations start the year off a stronger base with increased outstanding order books. Economic conditions in each of our territories are expected to be stable to better over the period, and having taken further steps to consolidate Freightliner, we expect another strong year.

BARLOWORLD MOTOR			
AVIS RENT-A-CAR	AVIS FLEET SERVICES	MOTOR FRANCHISES	OTHER BUSINESSES
– Southern Africa – Scandinavia	– Southern Africa	– Southern Africa – Australia	– Barloworld Coachworks – Subaru SA

LEADERSHIP TEAM

Martin Laubscher (44), BAcc, BCompt (Hons), CTA, MCom Bus. Management, Chief Executive Officer. 17
Grenville Wilson (50), CA(SA), Chief Operating Officer. 23
Allan Carter (51), Director, Other Businesses. 24
Grahame Cilliers (48), BAcc, CA(SA), Managing Director, Avis Rent-A-Car Scandinavia. 6
Andrew Langham (43), BCom (Hons: Fin Man), CA(SA), Group Financial Director. 6
Pat O'Brien (57), Director Zeda and Car Mall. 31
Keith Rankin (34), BCom (Hons), Managing Director Avis Rent-A-Car Southern Africa. 6
Laurence Savage (40), MBA, Managing Director, Avis Fleet Services. 5
Bob Smith (56), BEcon, CA(SA), Managing Director, Motor Franchises: Southern Africa. 11
Andrew Weight (58), CPA, FAICD, FCIS, Chief Executive Officer, Australia. 19
Christopher Whitaker (47), BCom, LLB, Director Strategy. 16

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
– Southern Africa	7 501	6 954	100	65	561	995
– Australia	1 331	1 393	(2)	17	337	379
Trading	8 832	8 347	98	82	898	1 374
– Southern Africa	295	75	51	10	1 190	8
Leasing	295	75	51	10	1 190	8
– Southern Africa	369		59		1 956	
– Europe	246		40		1 119	
Car rental	615		99		3 075	
Total trading, leasing and car rental	9 742	8 422	248	92	5 163	1 382
Share of associate income			59	76		

Structural overview

The past year has been a significant one for Barloworld Motor with considerable gains being made in our strategic pursuit of transforming the division from a vehicle retail and service operation into a customer-focused vehicle solutions provider. We have made good progress in the alignment of our dealership network to support our strategy of "Fewer, Bigger, Better" while the securing of full ownership of Avis Southern Africa Limited, as from the end of March 2004, provides us with enormous opportunities to expand our offering to our customers by providing a range of motor vehicle transport and mobility solutions and to realise significant synergistic benefits.

The Barloworld Motor division has been structured into six business units, each headed by a Managing Director, and guided by a head-office team responsible for strategy, human resources, information systems, operational guidance and financial consolidation. The six business units are:

- Avis Rent-A-Car Southern Africa – which operates short-term car rental from over 110 customer service centres throughout southern Africa, and is focused on the tourism, corporate and replacement market segments. A peak fleet of some 13 000 vehicles is operated. The operations in South Africa, Botswana, Mozambique, Namibia, Swaziland and Zambia are owned, while the balance of the operations are sub-licensed. Avis Point-to-Point is a chauffeur-driven inner-city transfer service. Avis Van Rental operates a sub-licensee network in South Africa. Zeda Car Sales disposes of ex-rental vehicles into the trade and to retail customers. Sizwe Car Rental is 49% owned and 51% owned by Black Economic Empowerment interests.
- Avis Rent-A-Car Scandinavia – which operates short-term car rental from more than 250 customer service centres in Norway and Sweden. Both countries operate under the Avis brand, while the Budget brand is also operated in Norway. Most of the service centres at the major airports and down-town locations are owned while due to geographical issues there is also an extensive network of sub-licensees. A peak fleet of some 6 000 vehicles is operated by owned operations. Vehicles are purchased with guaranteed buy-backs and therefore we do not operate used car sales outlets.
- Avis Fleet Services – which provides long-term rental and value added services to operators of passenger and commercial vehicles. The services are: administration of vehicle licensing, maintenance and fuel costs; the acceptance of maintenance and residual value risks; and vehicle sourcing and disposal services. The operations in Botswana, Mozambique and Namibia are wholly owned while the South African operation is owned in partnership with WesBank, a division of the FirstRand banking group. BEE interests are significantly involved in the South African subsidiaries of Vuswa and Auto Fleet Services – each of which specialise on specific markets.
- Motor Franchises Southern Africa – which operates 51 dealership outlets in South Africa, Botswana and Namibia. The dealerships focus on supplying parts and the servicing and retailing of new and used vehicles, most of which are passenger and light commercial vehicles. Brands represented are: Alfa, Audi, BMW, Chevrolet, Chrysler, Fiat, Freightliner, Ford, Isuzu, Jaguar, Jeep, Land Rover, Lexus, Mazda, Mercedes-Benz, Mini, Mitsubishi, New Holland, Nissan, Opel, Smart, Subaru, Suzuki, Toyota, Volvo, Volkswagen.
- Motor Franchises Australia – which operates 7 dealership outlets in Sydney and Melbourne focusing on parts supply and the servicing and retailing of new and used vehicles in the passenger and light commercial segments. Brands represented are: Mercedes-Benz, Holden and Volkswagen.
- Other Businesses – Subaru Southern Africa is the sole importer and distributor of Subaru vehicles for southern Africa. A dealership network operates across all major South African metropolitan centres. Barloworld Coachworks operates eight repair centres in Cape Town, Durban, Johannesburg and Pretoria.

The structure and status of the management teams in the operations have been largely unaffected by the purchase of Avis. The operational management teams of all our southern African operations are now located together.

As reported previously, changing manufacturer representation strategies and support of Black Economic Empowerment have resulted in a revision of our BMW and DaimlerChrysler dealership structure. BMW South Africa restricts any dealer or dealer group to a maximum share of 10% of its vehicle sales and we have used this approach as an opportunity to facilitate Black Economic Empowerment investment into our BMW dealerships. Club Motors in Bruma, Johannesburg was sold in our previous financial year. We concluded the sale of Club Motors in Selby, Johannesburg in November 2003. In December 2003 we sold Auto Atlantic in

Claremont, Cape Town into a joint venture in which we will hold 49% until the end of November 2006.

During the 2003 financial year we concluded the formation of the empowerment joint venture for DaimlerChrysler operations covering the greater Durban metro area in KwaZulu-Natal. Together with our partner Yunus Akoo, owner of Durban South Motors, we each have a 50% stake in the new company that commenced trading in April 2003 as NMI Durban South Motors. This operation performed extremely well for the year under review and made a strong contribution to profits as an associate. In January 2004 we finalised another BEE joint venture, Garden City Motors (Pty) Limited for our DaimlerChrysler operations in Pietermaritzburg in which we hold a 65% stake.

Motor Franchises Southern Africa – gaining market share

The dealership network (including associate operations) ended the year on a positive note with sales of new units increasing by 23.7% to 31 962 units, total used sales up by 14.3% to 28 386 units (15 949 units retail) and service hours up by 9.4% to 1 028 985 hours. The financial year started slowly with consumers cautious of extending their debt levels after a period of high interest rates. This resulted in an overstocked industry, at the same time at which new vehicle price inflation reduced despite new model introductions, and manufacturers continued to tighten dealership margins – conditions which resulted in declining realisations on used units. Used car market volumes continue to benefit from easier consumer financing, however improved affordability of new cars is weighing on margins in the used market.

As the year progressed, lower interest rates and a firm currency led to improved local confidence levels in South Africa, and strong new unit sales. The industry now appears set for a record sales performance of new unit sales in the 2004 calendar year.

During our financial year the southern African new unit market was 421 875 units of which 83.0% were dealer sales. Our share of the dealer market was 9.1% (2003: 8.9%).

The South African operations including associates ended the year with improved results whilst those in Namibia and Botswana were disappointing despite increasing their market share by 0.4% and 5.5% respectively. In Namibia the BMW dealership suffered under tough trading conditions. However, consolidated premises and new models should ensure a much improved performance in the year ahead. In Botswana, where we represent Audi, Volkswagen, Ford, Mazda, Volvo and Jaguar, our new dealership campus took longer than anticipated to settle into a trading pattern.

In accordance with our dealership strategy of "Fewer, Bigger, Better" we continued to make substantial investments in well located, world-class facilities. Major new or renovated facilities were completed at Club Motors Namibia, Club Motors Randburg, Barons Claremont, Toyota Middelburg, Toyota Sandton, Subaru South Africa, Toyota Witbank, Volvo/Land Rover Witbank, Barons Volksway and Garden City Motors, while building operations were commenced at the Umhlanga Brand Campus and the Riverhorse Valley facility in the greater Durban area. Our General Motors dealership in Table View, Cape Town was sold in July 2004.

The major operational strategic focus areas in the year ahead include:

- Improved customer service
- Increasing our market share
- Sustained focus on the cost base of our operations
- Improving the productivity of our people
- Employee Value Creation

Motor Franchises Australia – building and renovation

Barloworld Motor in Australia reported an unsatisfactory financial result despite a record market for new vehicles in the country driven by growth in the SUV (Sport Utility Vehicle) market. Our dealership network ended the year with new sales decreasing by 2.0% to 4 628 units, total used sales down by 3.1% to 4 414 units (2 007 units retail) and service hours up by 8.0% to 112 653 hours.

Material events within our dealership network during the year under review were:

- the settling down of operational efficiencies within our flagship

location in Melbourne for Barloworld Holden and Volkswagen

- the allocation in August 2004 of the franchise for passenger vehicles in addition to the Volkswagen light commercial franchise for our Mascot operation in Sydney
- also in August, the allocation of the Volkswagen passenger franchise in the eastern suburbs of Sydney, previously held by Inchcape
- the commencement of a major renovation and expansion of our Ferntree Gulley Holden operation in Melbourne.

Last year we referred to the conclusion of negotiations with our principal to relinquish our 49% shareholding in Mercedes-Benz of Melbourne towards the end of 2004. DaimlerChrysler have been delayed in completing their new premises and we therefore anticipate continuing as a 49% shareholder until end September 2005.

In the year ahead the key focus within our Australian operations will be on increasing our sales of product and service, improving operational efficiencies together with the containment of costs, and finding new premises for our Mercedes-Benz dealerships.

Other businesses

The Barloworld Coachworks operations traded profitably and had an eventful year with the development of a new BMW repair centre in Randburg. Revenues increased by 7.9% and parts to the value of R25 million were supplied by Barloworld dealerships. Our coachworks strategy is to provide a new standard of customer service in the industry, provide Avis operations with minimum vehicle down-time, and provide synergistic benefits to the parts departments of our dealerships.

The Subaru distributorship increased sales by 26% to 985 units. Volume increases were achieved ahead of the industry as currency stability enabled competitive product pricing. Volume increases resulted in efficiencies, the strong rand contributed to improved margins and consequently profitability of this operation increased significantly. The strategy of our distributorship over the next year is to strengthen the capacity of our dealership network in order to support substantially improved unit sales.

Barloworld Truck Hire, previously reported on under this section, has been incorporated into the Avis operations.

Avis – a good result in the first period of full ownership

Avis had a sound operational performance over the past six months and enjoyed a profitability growth over the comparable period in 2003. Consequent to the acquisition of Avis by Barloworld, certain financial restructuring has occurred, including the re-gearing of the business units, making it not possible to compare the reported results under Barloworld's ownership with Avis's historically reported results.

Avis Rent-A-Car Southern Africa produced good profitability growth after the disappointing performance in the comparable six month period in 2003. Significantly lower vehicle holding costs and operating efficiencies were the main contributors to the improved profitability. Vehicle holding costs benefited from lower funding costs combined with low inflation on new vehicles and supported by a quiet but consistent used car market.

In respect of the 12 month period ended September 2004, overall vehicle utilisation improved by 1% and people productivity by 5%, while the pricing per rental day improved by 6%. Rental volumes grew by 2% to 3.25 million rental days off a 5% increase in rental transactions. Strong growth was achieved in rental volumes in the local leisure and replacement segments, while the corporate segment showed little growth, and the international segment was down by more than 20% as a result of the strong South African currency's effect on tourism to southern Africa. Market share of rental days in the region was maintained at 40%.

Our Scandinavian Rent-A-Car operations grew rental days by 12%. Avis Rent-A-Car had a good operational performance during the year with rental days increasing by 10% to 1.34 million rental days off a 10% increase in rental transactions, a 2% increase in vehicle utilisation and a 5% increase in people productivity. The acquisition of the Budget operations in Norway in March 2004 added a further 2% to our rental day volumes in the region for the year. Pricing per rental day increased in-line with inflation. Financial performance in local

currencies was in-line with the previous year's good result, but due to translation effects, the result was down in rands. Market leadership was maintained in both countries, and continued to grow at the prime airport locations.

Avis Fleet Services grew its fleet under finance to 15 567 units, while fleet under maintenance contracts increased strongly to 18 699 units. Profitability was maintained at the same levels as last year. Although lower interest rates are fuelling the demand for the business' services, the benefits of increased fleet numbers take some time to impact on improved profitability. In the mean-time, the lower interest rates are negatively impacting on funding margins and reducing the benefits received from the internally generated cash.

The operational strategic focus of Avis will remain as previously communicated to its stakeholders. Those being:

- the consistent improvement of customer service
- Black Economic Empowerment in southern Africa and an increased focus on the enhancement and recognition of the role women play in all our operations
- to attract, develop and retain the best employees
- ensuring the lowest cost position in all market segments
- creating new and improved products and services aimed at enhancing customer loyalty
- leveraging economies of scale
- to be a key contributor to the global Avis delivery system and being the benchmark licensee operator.

Business synergies

Although each of our businesses operates with its own distinct strategy and focus, there remains considerable opportunity for internal synergies to be obtained. In all circumstances the needs of our customers will take priority, and thereafter we will ensure that our operations place opportunities with each other. The key opportunities that are being immediately focused on and progress measured on are:

- new vehicle sales and servicing of Avis southern African fleets through our Barloworld Motor Franchise operations
- the retail sale of Avis ex-rental vehicles through Barloworld Motor Franchise operations
- the repair of damaged Avis vehicles through Barloworld Coachworks
- the sale of Avis Fleet Services' products through Barloworld Motor Franchise operations
- the promotion of Avis Car Rental throughout the Barloworld group.

People

At 30 September 2004 our operations employed 5 895 people (307 in Australia, 4 130 in Motor Franchises Southern Africa, 791 Avis Rent-A-Car Southern Africa, 406 Avis Rent-A-Car Scandinavia and 261 in Avis Fleet Services), which also includes 896 people in our 3 motor retail joint ventures.

In addition to the ongoing emphasis on Value Based Management (VBM) with its focus on creating value for all stakeholders, the human resources aspects around the Avis acquisition have received significant attention. VBM includes an integrated set of initiatives aimed at ensuring that all employees can contribute to, and participate in, the success of the division. Our approach recognises that every employee has an important role to play in the organisation and it is aimed at harnessing their collective wisdom to ensure continuous improvement in value creation for all stakeholders. Our VBM initiatives are fully integrated into all aspects of the business, including Operations, Finance and Human Resources. In the year ahead we will continue to focus on VBM throughout the motor group including the Avis operations. We have no doubt that the combination of VBM and the Avis Brand Ambassador programme (which is a highly successful employee development programme designed to empower employees and highlights the crucial role of personal behaviour in customers' perception of the organisation and its performance) will enhance the capability of the division and our Employee Value Creation initiatives.

Our objective is to be a preferred employer. Diversity is important and receives specific focus in all training and recruitment initiatives.

Awards

Our operations once again proved their leadership in the industries in which they operate.

Awards received in the past year include the Toyota Chairman's Award and the Group Franchise Director award, while Audi Centre Cape Town received the award for Best Audi Centre.

Avis Rent-A-Car South Africa received the travel industry's award for Best Car Rental Company, while both Avis Norway and Avis Sweden received top honours from their local travel industries. Avis Rent-A-Car was rated the clear winner in the Car Rental section of the Markinor Sunday Times Top Business to Business Brands awards, and Avis South Africa was ranked in the top 20 of the Deloitte "Best Company to Work For" 2004 survey.

Prospects

Economic conditions in the markets in which we operate are expected to remain favourable and our businesses anticipate real growth in the year ahead. Tourism to southern Africa is anticipated to return to its long-term upward growth trend, sound economic conditions in Scandinavia are forecast to continue, while consumer confidence levels in South Africa and Australia are likely to lead to another year of strength in the sales of new vehicles. Our businesses each have their own clear operational strategies – led by an overarching ethic of customer service – to achieve success in the year ahead.

PRETORIA PORTLAND CEMENT (71.6% owned)

PPC CEMENT	PPC LIME	AFRIPACK (JOINT VENTURE)
SOUTH AFRICA: PPC Cement Mooiplaas Dolomite Slagment 33.3% owned ZIMBABWE: Portland Holdings BOTSWANA: PPC Botswana	SOUTH AFRICA: PPC Lime PPC Saldanha PPC Slag	SOUTH AFRICA

LEADERSHIP TEAM

John Gomersall (58), CA(SA), Chief Executive Officer. 33
Rod Burn (50), BProc, BA (Hons) Psych, Director Organisational Performance. 17
Harley Dent (53), BSc (Hons), BCom, Datametrics Diploma, Director Strategic Projects. 26
Peter Esterhuysen (48), BCom, BAcc, CA(SA), Director Finance and Administration. 8
Orrie Fenn (50), BSc (Hons) Eng, MPhil Eng, Dr Eng (British), Managing Director Cement. 5
Deon Heyns (48), BEng (Mech), Managing Director, PPC Lime. 20
Tony Parry (44), BA (Hons), MBA, Chief Information Officer. 15

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
– Southern Africa	**3 440**	3 016	**1 171**	873	**2 145**	2 103
Share of associate income			**11**	6		

A year of strong growth in cement volumes

Improved levels of infrastructural spending and buoyant housing construction, prompted by lower nominal interest rates, resulted in growth in cement volumes in RSA of 15.7%. This boosted overall revenues by 14% to R3 440 million and operating profit exceeded R1 billion for the first time, ending at R1 171 million and reflecting growth of 35% on the prior year of R866 million.

The growth in local cement volumes was evident throughout the country, with the coastal belt from Cape Town to Port Elizabeth exhibiting the highest growth. In the Eastern Cape, the Ngqura (Coega) harbour development required that cement had to be supplied from our inland factories as our Port Elizabeth plant ran at full capacity. The project is due for completion in the third quarter of 2005 and we expect volumes will begin to taper off in the final quarter of 2004. Our total bagged cement sales

were also extremely strong, indicative of significant growth in the informal housing market.

South African export cement volumes were seriously affected by an inability to remain price competitive owing to the sustained strength of the rand. However, the stronger than expected growth in the local market more than compensated for these reduced export volumes.

Demand in Zimbabwe was abysmally low as the economy continued to contract under conditions of high inflation. We were able to continue to export to neighbouring countries and earn much-needed foreign exchange.

The lime division experienced further decline in sales of burnt products following operational problems and process changes at major customers. Despite this and downsizing costs incurred at the Lime Acres plant near Kimberley, operating profit improved 3% to R102 million.

The sale of 75% of our packaging division to an empowerment and management consortium was successfully concluded on 2 August 2004. The nature of some of the vendor financing provided will require consolidation of the results into PPC until the loans are repaid. Flexible packaging volumes remained strong throughout the year and notably so for cement bags and ream wrap. Organic growth in the cement bag market was further boosted following more success in gaining additional contracts. Overall volume growth was again in excess of the industry average. The capital expenditure programme undertaken in 2003 was successfully commissioned and we have seen operational improvements.

Capacity

The company is engaged in a major study to evaluate all aspects of increasing its clinker and cement production by 1 million tons. The decision to go ahead will be taken on the basis of forecast demand and the age of existing capacity. The estimated present day value of the project is R750 million, and its cash flows will span the 2006, 2007 and 2008 financial years. It is expected that the project plan will be finalised by the last quarter of the 2005 financial year.

Capital expenditure for the current year was below the annual depreciation charge with expenditure limited to items of a replacement nature. There were no major capital projects during the year. Spare capacity exists in our lime business, and last year's expansion at Afripack will ensure that capital expenditure remains low in both these companies.

Zimbabwe

The situation in Zimbabwe has continued to deteriorate and the economy struggled with both hyperinflation and shortages of foreign exchange. The introduction of the "auction" system by the Zimbabwe Reserve Bank in January this year to stabilise the currency seems to have had limited success and a "parallel" rate for currency has re-emerged. A number of banks have been placed under curatorship.

Selling prices are still subject to price monitoring and high increases on input costs, such as wages, electricity and coal in particular have reduced margins. Despite these difficulties, the company continued to operate on a cash positive basis for the year.

We remain committed to Zimbabwe and look forward to the resolution of the current economic crisis and to a period of stability and growth which will benefit all Zimbabweans.

Black Economic Empowerment

Economic empowerment is being handled on a holistic basis within the division and in this context we have continued to address all the elements of the process as defined by the various sectoral charters. Procurement targets, social investment, physical employment targets, etc., are all regularly under scrutiny. Particular success has been achieved this year in our HIV/Aids campaign with extensive status testing programmes, supported by our clinics, counselling programme and treatment process.

Management changes

John Blackbeard has been appointed CEO of Barloworld Scientific. He left PPC after eight years' service – the past three years as chief operating officer. He has been instrumental in guiding the company to achieve the success it has. Following this move Orrie Fenn was appointed managing director of the Cement division.

Prospects

The South African economy has performed well over the past year. The series of interest rate cuts in 2003 seemed to stimulate economic growth, particularly in the retail sector. Housing prices have risen strongly in the formal sector.

Fixed capital formation has been rising and the State President's intentions to increase government spending, particularly on infrastructure, are to be welcomed. The successful South African bid for the 2010 soccer world cup will lend weight to these initiatives, particularly when the supporting infrastructure such as the Gautrain is built. Unfortunately the relatively strong rand is having a negative impact on capital spending in parts of the mining industry.

While the interest rate cuts are to be welcomed and the SA Reserve Bank's emphasis on controlling and reducing the inflation rate applauded, the real interest rate in South Africa (which is measured by subtracting the inflation rate from the nominal interest rate) remains much higher than that in almost all first world countries and that in many of the world's more vibrant economies. The GDP growth rate remains lower than that necessary to provide sufficient boost to the economy, which is sorely needed to reduce the high rate of unemployment.

Against this background we expect that local cement demand is likely to grow at between 6% to 8%.

The situation in Zimbabwe is not expected to change before the elections in March 2005. If the elections are peaceful, they could lead to an improvement in local cement demand; however the economy remains constrained by hyperinflation and a severe shortage of foreign exchange.

The forecast demand for the local steel industry remains strong for the next financial year underpinned by the strong demand from China. This is likely to have a beneficial impact on lime and burnt dolomite volumes.

Recently advised rail tariff increases that are significantly above inflationary levels will impact production costs negatively, particularly in the lime division. The increase in PPC's input costs at a higher level than the official Producer Price Index will inevitably impact selling prices.

Despite these factors, the current growth in cement demand should enable the division to report increased operating profits and strong cash flows for 2005.

BARLOWORLD COATINGS

BARLOWORLD PLASCON
SOUTHERN AFRICA
– Johannesburg*
– Durban*
– Cape Town*

BARLOWORLD AUTOMOTIVE COATINGS
SOUTHERN AFRICA

BARLOWORLD COATINGS AUSTRALIA
AUSTRALIA
NEW ZEALAND
CHINA

BARLOWORLD COATINGS COLOURANT SYSTEMS
SOUTH AFRICA
– Johannesburg*
AUSTRALIA

JOINT VENTURE OPERATIONS SOUTH AFRICA
VALSPAR (Can Coatings)
AKZO NOBEL (Powder, Marine)
SIZWE (Architectural, Industrial)

* *Manufacturing locations*

LEADERSHIP TEAM

André Lamprecht (52), BCom, LLB, PED-IMD, Chief Executive Officer. 23
Garth Smart (47), BA, LLB, MBA, Chief Operating Officer and Managing Director, Barloworld Coatings Australia. 17
Mike Christie (48), Nat Dip Cost Acc, Managing Director, Barloworld Plascon SA. 15
Ebrahim Mohamed (50), BA, BCom, Executive Director, Barloworld Plascon SA and Managing Director, Barloworld Plascon Africa. 22
Doug Thomas (46), BAcc, CA(SA), Financial Director. 23
Doug Swanson (52), BA, MBA, Managing Director, Barloworld Automotive Coatings. 29
Trudi Neill (41), BCom, Managing Director, International Chemical Corporation. 15
Marius Minnie (39), BCompt (Hons), CA(SA), Divisional Executive, Strategy and Business Development. 13

The first figure after each name (in brackets) is their age, the second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

	Revenue Year ended 30 Sept		Segment result Year ended 30 Sept		Net operating assets 30 Sept	
R million	2004	2003	2004	2003	2004	2003
– Southern Africa	**1 374**	1 225	**212**	122	**409**	376
– Europe						7
– Australia and Asia	**1 034**	1 028	**22**	33	**266**	243
	2 408	2 253	**234**	155	**675**	626
Share of associate income			**27**	30		

All operations once again reported pleasing results for 2004, although the continuing strength of the rand impacted on the translation of earnings from our Australian operation. Our Value Based Management approach, including our Employee Value Creation system, continues to drive our achievements. Following their initial successful implementation in certain factories, a highlight of the year was the extension of the principles of structured work teams across the rest of the division and in all geographies.

Southern Africa and other African territories

Pleasing performances from our Architectural, Industrial and Automotive coatings businesses

The 2004 year was a very good year for the southern African businesses, in particular Barloworld Plascon. Retail sales were excellent and benefited from the

Hamilton Brush and Cherry Sales, a South African manufacturer of quality paint brushes and rollers. The transaction which is subject to the completion of due diligence studies and the approval of the competition authorities, may open the way to new export markets.

Advanced technology is vital in our business and the strategic alliance with our technology partner Du Pont continues to yield important benefits. An audit team from Germany conducts an annual assessment at our Port Elizabeth facility. Our automotive Original Equipment Manufacture (OEM) customers carry out frequent audits on our systems, procedures and processes within the business. We continue to achieve the highest standards demanded by these customers.

We continue our investment in brand support and our programme of bringing new products to the market. This ensures that we can command premium prices for our product as we stay ahead of the market in research, advertising, colour support and promotion.

We strive to conduct our business in a commercially sensible and socially responsible manner. Our responsibility for maintaining environmental integrity features strongly in our priorities and at all our manufacturing sites. We have committed ourselves to have all our business units being compliant with the relevant ISO standards in respect of quality, health and safety and the environment. We have quantified baseline emissions at our factories and have put in place process and engineering modifications to mitigate the environmental impact of our manufacturing processes. Australia has some of the world's most demanding regulations when it comes to environmental issues and our operations there remain fully compliant.

Developing the skills of our people is essential for the success of our business, as it is for its sustainability, and every year we invest some 4% of the salary and wage bill in training and skills development. We further conduct our business practices in compliance with the relevant Barloworld guidelines in respect of health and safety, empowerment and employment equity.


BARLOWORLD SCIENTIFIC
LABORATORY
MELLES GRIOT
BIBBY STERILIN
UK
France
Italy
CARBOLITE
Carbolite GmbH
Germany
TECHNE
Techne Inc USA
JENWAY
AFORA
DYNALAB
DISTRIBUTION
North America
Europe
Asia/Pacific
LASER
OPTICS

LEADERSHIP TEAM

John Blackbeard (47), BSc (Mech) Eng (Hons), Dip Bus Man, Chief Executive Officer. 8
Mike Fahy (50), FCIS, Company Secretary, Barloworld Holdings. 16
Blake Fennell (39), MBA, Chief Executive Officer, Melles Griot. 14
Phil Horsfield (57), BA (Hons), ACMA, Finance Director. 17
Eugene Smith (43), MA (Cantab), ACMA, Chief Financial Officer, Melles Griot. 22
John Whitehouse (56), FMS, FCMI, Managing Director, Laboratory Products. 15
Ed Wynn (48), BSc, MBA, Dip CIM, Sales and Marketing Director, Laboratory Products. 10

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
– Europe	928	1 167	30	46	708	834
– North America	536	466	(4)	(34)	307	356
– Asia	159	135	5		76	88
	1 623	1 768	31	12	1 091	1 278

The Scientific segment contributed an increase in performance over the previous year against the backcloth of improving trading conditions in its major markets. Operating profits of R14 million in Melles Griot on revenues of R691 million (2003: R40 million loss on revenues of R717 million) resulted from previous restructuring actions, which have significantly reduced the cost base. Weak demand, some distributor destocking and increased raw material prices resulted in the Laboratory group generating operating profits of R40 million (2003: R72 million) on revenues of R935 million (2003: R1 055 million).

North America technology markets recovering

Technology markets strengthened throughout most of the year. Demand in the first half was robust, although there was some flattening in the third quarter. The latter months of the fourth quarter showed increasing order intake, and increasing product development activity amongst the customer base.

The semiconductor capital equipment sector, which accounted for 24% of sales for Melles Griot was robust, with strong

demand in application areas including printed circuit board inspection, memory repair and patterned wafer inspection.

Biotechnology applications also saw improving conditions, particularly in the areas of ophthalmology, genomics and pharmaceuticals. The company also realised significant market share gains in some product areas; specifically Ion and Diode-Pumped Solid-State lasers.

The Metrology sector, consisting of manufacturers of precision measurement instrumentation, grew slightly throughout the year. While the applications served are somewhat tied to the semiconductor industry, this business space generally demonstrates relatively stable performance year-on-year.

Research spending in government, education and industry has remained relatively constant versus the prior reporting period.

Ongoing cost management and increasing revenue were the primary contributors towards the improved performance. Research and Development activity in the laser business continues, with a significant contribution from a newly released yellow Diode-Pumped Solid-State laser in January. Several design wins in the area of Deep Ultraviolet optical systems also provided a significant boost to performance.

The company divested its manufacturing operations in the United Kingdom, representing an exit from the telecommunications business. The loss-making operation was sold to another company in the photonics space, and Melles Griot continues to distribute several key product technologies.

Excluding the impact of the divesture, headcount remained relatively constant at 600.

Our catalogue-based photonics components distribution (catalogue) business has been given an enhanced strategic focus under a dedicated business team, and is now managed globally under a single hierarchy. Release of a new catalogue in the second quarter of fiscal 2005 should boost sales, along with ongoing enhancements to the e-commerce site.

Cash management continued to receive close attention with tightly controlled working capital. Capital projects completed at the Rochester, New York and Tamagawa, Japan, facilities will maintain the company's position as a leading supplier to the semiconductor equipment sector. The industry is currently transitioning to optical solutions at deeper ultraviolet wavelengths, which are key components in the chip-making process.

Melles Griot continues its move towards higher-level subassemblies for key customers, often incorporating laser, optical, opto-mechanical and electronics technologies into a single package – referred to as Electro Optical Assemblies. Fiscal year 2004 saw several key design wins in this area, which not only increases revenue but serves as a barrier to competition.

Europe: Laboratory markets impacted by weaker demand and customer destocking

The Laboratory business experienced mixed trading conditions during the year with stronger performances in the UK, Spain and Italy. Other Eurozone markets remained flat. Middle East and Far East trading continued to show improvement but margins came under pressure from Dollar based competitors. Significant business was achieved in both Iraq and Libya.

The final result was depressed by reorganisation costs in some of the UK manufacturing operations and France, overstocking by a major pharmaceutical customer in the previous year reducing demand in 2004 and renegotiation of a major North American distribution contract at lower margins.

Volumes in the Plastics business increased as a result of:

- Industry consolidation in the Disposables area resulting from reduced capacity.
- A strong performance from the Industrial packaging business in the UK where the benefits of a flexible offering allowed a strong niche position to be developed.
- Selective capital investments.

During the second half the Plastics business experienced significant increases

in raw material costs, especially of polystyrene, and this has depressed margins since not all of the increases could be recovered. These cost increases have been maintained into the new financial year.

The Science Equipment business had a better year and significant new product launches for the Jenway, Techne and Stuart brands will create an improved sales momentum. Carbolite continued to perform well. However, delays to the award of some major Industrial Furnace contracts impacted on the final result. There has been an overall increase in investment in marketing and new product development and this will continue to support sales development.

Lean Enterprise practices continue to be rolled out across the operations and have continued to create benefits in both scrap and inventory reduction. Implementation of the Barloworld Logistics Optimiza software in the second half will provide further benefits in improved inventory management and manufacturing planning. Selective capital investment on a number of sites will improve operating efficiencies. The improvement in manufacturing performance is increasingly important against a background of increasing raw material costs, e.g., steel and energy.

Construction of a new logistics centre on the central UK Stone site was started during the year and will be completed in January 2005. This will improve efficiency and reduce distribution costs.

2005 outlook

Melles Griot continues to see market recovery in its key sectors. The focus on cost management continues, along with dedicated efforts towards product differentiation through process improvement and development of intellectual property.

The Laboratory business is expected to resume a modest growth trend in the coming year as the benefits of new products and further cost reductions are felt and European economies show a recovery.

Overall the segment should see continuing profitability in 2005.


BARLOWORLD TUBEMAKERS
(SOUTH AFRICA)
TUBE
OPEN SECTIONS
STAINLESS
PRECISION TUBE AND COLDFORM
PIPE SYSTEMS
GALVANIZERS

LEADERSHIP TEAM

Mike Coward (51), CA(SA), Chief Executive Officer. 27
Charles Bester (48), BA SocSc (GPP), Executive Director. 18
Geoff Colloty (56), BEcon, General Manager, Galvanising Division. 32
Heather Dukas (44), HDE, Advanced Labour Law. Organisational Performance Manager. 1
Ben de Klerk (50), CA(SA), BCompt (Hons), CTA, General Manager, Tube Division. 8
Gordon Gilmer (46), General Manager, Stainless Division. 6
Rex Hilligan (55), General Manager, Open Sections Division. 10
Pieter Liebenberg (58), BCom, MBA, General Manager, Pipe Systems Division. 32
Mike Lithgow (36), Group Marketing Executive. 1
Stuart Neethling (47), BCompt. General Manager. Precision and Cold Form Division. 22
Alan Oswald (50), CA(SA). Group Finance Director. 7
Geoff Pallister (62), MSc (Eng), PrEng, Group Projects Director. 31
Johan Scholtz (39), BEng (Mech), PrEng. Group Technical Manager. 6
Ian Walters (55), BCom, MBA, Information Systems Director. 23

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
South Africa	1 739	1 736	52	38	481	507
Share of associate income			8	5		

Overview

The first half of the financial year was as difficult as the second half of last year. The strong rand continued to squeeze export margins and both the mines and our exporting customers continued to reduce their offtake.

During the year the impact of a worldwide economic upturn, combined with China's explosive growth led to a very sharp rise in international steel prices, along with other commodities.

Average hot rolled coil prices (US$/tonne)


700
600
500
400
300
200
100
0
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04

Higher steel prices are generally positive for our business. However in this third year of substantial increases there was considerable stress in the market, as well as physical steel shortages which disrupted our factories.

Operating profit rose in the second half on the back of the increased prices. Offtake from the mines, particularly in respect of capital projects remains very subdued.

Domestic demand in all segments unrelated to mining or exports is good.

2004 revenues by market segment



Exports	*29%*
Mining	*29%*
Other	*42%*

Productivity

The Six Sigma programme started in 2003 is now well under way. We have trained 19 black belts, seven of whom are operating full time. We have trained 86 green belts. These trained staff are now providing the critical mass to implement Six Sigma methodology to assist us in our quest to achieve world-class excellence in all we do. After a slow start a number of projects are now starting to deliver the anticipated results.

This process is providing greater expertise to our mission directed work teams of which we now have 100 operating. The enhanced training has added impetus to our drive to improve operations at every level.

As a result of the above our training increased to an average of eight days per employee per annum.

Tubular products

Profits rose substantially in the second half in harmony with the international markets. Despite the strong rand, exports were maintained at 2003 levels although at lower margins.

Considerable efforts continue to be made to manage internal efficiencies better particularly work-in-progress. These have resulted in enhanced control and faster response times to market changes.

Value added products

Our Stainless pipe operation continues to struggle following the sharp rise in international prices which led to our pricing arrangement no longer ensuring we remained competitive in international markets. As a result we are reducing our export capability. This unfortunately is involving job losses.

Our increased focus on stainless domestic markets continued. Our laser welder was successfully commissioned as was our pipe cutting and fitting manufacturing equipment. These are expected to impact positively on our performance going forward.

The Precision tube operation recorded a substantial improvement with lower costs and better margins. Many of their market segments are experiencing solid demand. We expect further improvement in 2005.

The Open Section business had another good year with increased focus on custom designed value added profiles. The new Samco mill has facilitated this drive and has performed beyond expectations enabling us to increase accuracy and improve customer lead times.

The Cold Form operation was fortunate in having enough mining projects work at the start of the year. 2005 will however be more difficult.

Solutions

These operations have been aimed principally at the mining industry and hence had a tougher year. Despite this, acceptable returns were achieved.

Focus is however widening to grow our water and gas distribution businesses. This will be facilitated by our new products.

Our Galvanising operation also suffered from the shortage of mining related projects. Their marketing focus is also widening.

Distribution

Our Cape Town joint venture ended in May when our partner bought us out. Our Reef joint venture was also successful

and in terms of our agreement our shareholding dropped to 40% in June.

Our small steel merchanting operation, which started as a sourcer of seconds material, is now operating mostly in prime markets and had a very good year.

Our BEE joint venture, Shosholoza, with our partner Benny Jiyane, had a good start.

Marketing

Increased efforts are being made to tackle certain market segments with a combined group offering and a wider range of products.

In addition our knowledge base is being enhanced.

It is now appropriate to take advantage of the strength of the Barloworld brand. Our name from 1 October 2004 will be Barloworld Tubemakers and Robor will be positioned as a product brand.

Suppliers

The changes to the ownership of Columbus Stainless and the restructuring of the parent company of Ispat Iscor are being followed closely.

New products

The accreditation by JASWIC (Joint Acceptance Scheme for Water Service Installed Components) of a new range of conveyance products has been successfully completed. This is a very important development as it provides access to the municipal water market from which galvanised water pipe was excluded 15 years ago.

The range comprises:

- Tosaline – steel pipe internally lined with polyolefin to resist corrosion
- Tosawrap to protect the external steel surface in buried conditions

2005 outlook

The domestic market is strengthening but will still contain soft areas unless the rand weakens.

International steel prices will probably remain strong in the first half in view of the present momentum. It is however likely that these will start to reduce in the second half. Should this be gradual, we should have a good year. If the price reduction is sharp it could result in a difficult second half of the financial year.

CORPORATE AND OTHER		
CORPORATE OFFICES – Johannesburg – London	BARLOWORLD LOGISTICS – South Africa – Dubai – Australia – UK – USA	BARLOWORLD LOGISTICA – Spain

LEADERSHIP TEAM

Corporate Operations

Paul Acott (59), BA(Hons), FCA, Group General Manager: Administration. 23
Andrew Bannister (47), BBusSc (Hons), CA(SA), ACA, Finance Director, Barloworld Holdings Plc. 19
Mike Barnett (62), H Dip Tax Law, H Dip Co Law, Group Company Secretary. 24
Gary Berndt (45), BA, LLB, MBA, Group Legal Adviser. 16
Terry Dearling (45), BA, Group General Manager: Human Resources. 9
Liz Dougall (47), CA(SA), PG Dip Tax, Group Taxation Manager. 5
Mark Drewell (42), MA (Oxon), Head of Corporate Communication. 14
Clive Manby (54), BCom, CA(SA), Head of Corporate Planning. 27
Dave Powell (58), BSc, Chief Information Officer. 31
Tamra Saayman (31), BCom (Hons), CA(SA), Group Internal Auditor. 1
Ian Stevens (54), BCom, CA(SA), Group General Manager: Finance. 20
Pieter van Dam (48), BSc (Civil) Eng, MBA, Group Strategy Facilitator. 4
Johan van Wyk (41), CA(SA), Group Financial Controller. 14
Hilary Wilton (48), ACII, CIP, Head of Risk Service. 1

Barloworld Logistics

Paul Stuiver (47), BEng (Met), Chief Executive Officer. 21
Barry Saxton (61), PMD (Harvard), Marketing Director. 3
Mark Tarlton (45), BSc Eng, MBL, Business Development Director. 17
Francois van Rensburg (39), CA(SA), Financial Manager. 8
John Williamson (59), CA(SA), Director Supply Chain Management. 3

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

R million	Revenue Year ended 30 Sept 2004	2003	Segment result Year ended 30 Sept 2004	2003	Net operating assets 30 Sept 2004	2003
– Southern Africa	312	273	(53)	(87)	1 495	1 110
– Europe	500	583	(14)	(2)	134	116
	812	856	(67)	(89)	1 629	1 226

Corporate operations

Corporate operations include the following services and activities provided from the corporate headquarters in Johannesburg, South Africa: Value Based Management and strategic planning, corporate finance, information technology, treasury, legal and tax, internal communication, investor relations, corporate brand building, company secretarial, internal audit, as well as risk and insurance management. Also included are the corporate operations and treasury of Barloworld Plc in London.

In southern Africa net corporate office costs were lower, while in Europe profits were impacted by an additional contribution of R70 million (£6 million) for the funding of pension fund deficits. This was partly offset by favourable fair value adjustments. Net assets increased mainly due to goodwill arising from the purchase of additional shares in PPC.

Barloworld Logistics (South Africa)

The business completed its third year of operations and continued its significant growth. Highlights during the year include:

- Acquisition of freight forwarding and customs clearing business ZA Trans Logistics.
- A 10-year, R3.8 billion contract to manage the outbound logistics for Illovo Sugar in South Africa.
- Establishment of offices to spearhead inventory management business in Chicago, USA and Dubai, United Arab Emirates.

The acquisition of ZA Trans completed our initial strategy which was to build the skills required to provide services across the full spectrum of a typical supply chain.

Services provided by Barloworld Logistics now include:

- Transportation and transportation management
- Warehousing and distribution management
- Inventory management
- Procurement
- Freight forwarding and customs clearing
- Network design
- IT integration

Our ability to add value, by combining and integrating these into solutions that cut across traditional boundaries in organisations, has made Barloworld Logistics one of the leading logistics providers in southern Africa in a relatively short time.

In addition to South Africa the business now operates in Botswana, Namibia, Europe, the Middle East and the USA.

Whilst the Logistics division has unlocked significant savings within Barloworld group companies, approximately 50% of its revenue was earned outside the group.

Based on its unique service offering and innovative products, the division is looking forward to significant, organic growth in the short term.

Barloworld Logistica (Spain)

The Spanish logistics business has consolidated the growth of previous years with the two most important contracts having been renegotiated both for an extended period and with increased volumes. New business includes the start of a supplier consolidation centre, working on a just-in-time basis, for a major car manufacturer based in the north of the country. The company's operational commitment to quality is evidenced by the ISO 9002 certification achieved for the main centres during the year and this will now be rolled out throughout the organisation.



Since its launch in 2003, Team Barloworld has made a significant impact on international professional cycling. In 2004 the team dominated the local South African scene and built a strong platform in Europe.

Cycling as a sport embodies the spirit of the Barloworld brand with its combination of teamwork and individual brilliance. For the latest news on the team visit: www.teambarloworld.com

TEAM BARLOWORLD TRAINING IN SWITZERLAND

SIX-YEAR SUMMARY

for the year ended 30 September 2004

	Compound annual growth %	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm
CONSOLIDATED BALANCE SHEETS							
Assets							
Non-current assets							
Property, plant and equipment		**7 728**	6 672	7 565	6 053	5 297	4 815
Goodwill and intangible assets		**2 674**	1 580	1 903	1 530	890	571
Other non-current assets and investments in associates and joint ventures		**3 046**	3 501	4 019	2 874	1 944	1 674
Deferred taxation assets		**498**	456	385	257	188	169
		13 946	12 209	13 872	10 714	8 319	7 229
Current assets		**13 896**	11 547	13 225	11 232	8 419	7 891
Total assets	13.0	**27 842**	23 756	27 097	21 946	16 738	15 120
Equity and liabilities							
Capital and reserves							
Share capital and premium		**1 209**	712	682	682	690	749
Reserves and retained income		**9 945**	9 016	10 552	8 395	7 208	6 495
Interest of shareholders of Barloworld Limited	9.0	**11 154**	9 728	11 234	9 077	7 898	7 244
Minority interest		**721**	708	791	625	556	554
Interest of all shareholders		**11 875**	10 436	12 025	9 702	8 454	7 798
Non-current liabilities	20.8	**6 889**	4 870	5 195	3 845	2 881	2 680
Deferred taxation liabilities		**803**	621	617	318	281	277
Non-current liabilities		**6 086**	4 249	4 578	3 527	2 600	2 403
Current liabilities	14.4	**9 078**	8 450	9 877	8 399	5 403	4 642
Total equity and liabilities	13.0	**27 842**	23 756	27 097	21 946	16 738	15 120
CONSOLIDATED INCOME STATEMENTS							
Revenue	13.7	**36 673**	34 603	35 999	27 945	22 457	19 337
Operating profit	28.2	**2 836**	2 342	1 951	1 399	1 108	820
Fair value adjustments on financial instruments		**(107)**	(334)	55			
Finance costs		**(468)**	(531)	(401)	(305)	(247)	(293)
Income from investments		**259**	274	253	254	256	296
Profit from continuing operations before exceptional items	25.1	**2 520**	1 751	1 858	1 348	1 117	823
Trading loss from discontinuing operations						(30)	(85)
Profit before exceptional items		**2 520**	1 751	1 858	1 348	1 087	738
Exceptional items		**40**	81	369	(278)	668	951
Profit before taxation		**2 560**	1 832	2 227	1 070	1 755	1 689
Taxation		**891**	604	636	383	302	182
Profit after taxation		**1 669**	1 228	1 591	687	1 453	1 507
Income from associates and joint ventures		**107**	114	119	31	40	61
Net profit		**1 776**	1 342	1 710	718	1 493	1 568
Attributable to:							
Minority shareholders		**259**	212	207	101	87	73
Barloworld Limited shareholders		**1 517**	1 130	1 503	617	1 406	1 495
		1 776	1 342	1 710	718	1 493	1 568
Attributable net profit excluding exceptional items and trading loss from discontinuing operations	23.5	**1 759**	1 251	1 156	884	766	613

	Compound annual growth %	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm
CONSOLIDATED CASH FLOW STATEMENTS							
Cash flow from operations	21.8	**3 153**	2 419	3 037	2 317	1 494	1 176
Dividends paid (including outside shareholders)	21.9	**(871)**	(940)	(649)	(436)	(381)	(324)
Net cash flow from operating activities	21.8	**2 282**	1 479	2 388	1 881	1 113	852
Net cash flow (used in)/from investing activities		**(2 124)**	(1 812)	(2 621)	(2 834)	(1 764)	724
Net cash flow (used in)/from financing activities		**(258)**	487	(24)	1 625	411	(1 122)
Net (decrease)/increase in cash and cash equivalents		**(100)**	154	(257)	672	(240)	454
ORDINARY SHARE PERFORMANCE							
Weighted average number of ordinary shares in issue during the period, net of buy-back (000)		**199 375**	196 028	195 284	195 613	205 594	214 234
Net profit per share (cents)		**760.9**	576.4	769.6	315.7	684.0	697.8
Headline earnings per share (cents)	23.3	**857.2**	592.8	621.7	499.0	383.7	300.3
Dividends per share declared out of current year's earnings (cents) #	21.9	**380**	290	275	220	180	141
Dividend cover (times)		**2.3**	2.0	2.3	2.3	2.1	2.1
Net asset value per share (cents)	7.8	**5 576**	5 122	5 872	4 774	4 081	3 833

* *Refer note 12 regarding share buy backs.*

\# *Excludes special centenary dividend of 100 cents declared in November 2002.*

Segment result (Rm)


99
00
01
02
03
04
SA
Non-SA

Net profit excluding exceptional items (Rm)


99
00
01
02
03
04
SA
Non-SA

Per share analysis (cents)


99
00
01
02
03
04
Headline earnings
Dividends (excluding special centenary dividend)

Operating profit and cash flow (Rm)


99
00
01
02
03
04
Operating profit
Cash flow from operations

SIX-YEAR SUMMARY CONTINUED

for the year ended 30 September 2004

	Targets	2004	2003	2002	2001	2000	1999
PROFITABILITY AND ASSET MANAGEMENT							
Operating margin (%)	>7	**7.7**	6.8	5.7	5.3	5.1	4.4
Net asset turn (times)	>2	**2.0**	1.9	2.0	1.9	1.9	1.8
Return on net assets – Group (%)	>15	**17.1**	14.8	12.8	11.8	12.2	10.7
Return on net assets – Trading businesses (%)	>20	**22.2**	18.6	16.0	15.1	15.3	14.3
Return on ordinary shareholders' funds (excluding exceptional items) (%)	>15	**14.4**	9.9	11.2	10.4	9.7	8.6
Cash flow return on investment – CFROI® (%)	>8	**8.9**	8.1	8.5	8.3	6.6	
Replacement capex to depreciation (%)		**42.7**	54.7	66.7	61.5	62.9	26.8
Effective rate of taxation (%)		**30.8**	31.7	32.2	24.1	25.7	21.8
LIQUIDITY AND LEVERAGE							
Total liabilities to total shareholders' funds (%)	<150	**127.7**	121.7	120.2	122.9	94.7	90.3
Total borrowings to total shareholders' funds (gross)							
– Total group (%)		**64.9**	58.9	59.8	64.1	43.7	42.1
– Trading businesses (%)	20 – 40	**21.0**	29.1	23.3	31.1	12.6	11.6
– Leasing businesses (%)	600 – 800	**598.2**	814.6	947.2	1 325.8	1 259.7	1 217.3
– Car rental businesses (%)	200 – 300	**299.5**					
Net borrowings/EBITDA (times)	<2.5	**1.4**	1.2	1.6	1.8	1.4	1.2
Number of years to repay interest-bearing debt (gross)		**2.4**	2.5	2.4	4.2	2.6	2.3
Current ratio		**1.5**	1.4	1.3	1.3	1.6	1.7
Quick ratio		**1.0**	0.8	0.7	0.8	0.9	1.1
Interest cover							
– Total group (times)	>3	**4.5**	3.3	3.7	3.5	3.2	2.2
– Trading businesses (times)	>5	**7.6**	4.3	5.7	5.7	5.5	3.5
– Leasing businesses (times)	>1	**1.5**	1.3	1.2	1.0	1.1	1.1
– Car rental businesses (times)	>2	**1.7**					

Operating margin and net asset turn


9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0
99
00
01
02
03
04
Operating margin (%)
Net asset turn (times)

Cash flow return on investment CFROI® (%)


10
8
6
4
2
0
00
01
02
03
04
Real cost of capital hurdle rate

Total borrowings to shareholders' funds (trading businesses) (%)


35
30
25
20
15
10
5
0
99
00
01
02
03
04

Interest cover (times)


9
8
7
6
5
4
3
2
1
0
99
00
01
02
03
04
Group
Trading

	2004	2003	2002	2001	2000	1999
VALUE ADDED						
Number of employees	**25 233**	22 749	23 192	23 233	21 966	22 148
Revenue per employee (R000)	**1 528.6**	1 506.4	1 550.8	1 236.4	1 018.1	774.2
Wealth created per employee (R000)	**449.2**	408.8	430.6	304.9	300.6	253.6
Employment cost per employee (R000)	**249.8**	237.3	251.3	193.2	169.8	137.9
ORDINARY SHARES – JSE SECURITIES EXCHANGE PERFORMANCE						
Closing market prices per share (cents)						
– year-end (30 September)	**7 800**	5 675	5 900	4 910	4 450	2 940
– highest	**7 979**	6 359	7 300	6 200	5 200	3 990
– lowest	**5 610**	4 750	4 850	3 550	3 125	2 130
Number of shares in issue at 30 September (million) *	**204**	196	195	195	197	214
Volume of shares traded (million)	**147**	147	106	97	129	140
Value of shares traded (Rm)	**9 902**	8 196	6 414	4 931	5 372	4 103
Earnings yield (%)	**11.0**	10.4	10.5	10.2	8.5	9.7
Dividend yield (%)	**4.9**	5.1	4.7	4.5	4.0	4.8
Price: Earnings ratio	**9.1**	9.6	9.5	9.8	11.7	10.3
Market capitalisation at 30 September (Rm)	**15 897**	11 142	11 522	9 588	9 537	6 301
Premium/(discount) over interest of shareholders of Barloworld Limited (Rm)	**4 743**	1 530	288	511	1 639	(943)

* *The number of shares in issue has been reduced by 19 090 900 (2003: 19 090 900) shares purchased by a subsidiary company in terms of a programme to buy back the company's shares (see note 12).*

Refer to note 2 on pages 122 and 123 for a list of definitions.



Revenue and wealth created per employee (R'000)
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
99 00 01 02 03 04
Revenue per employee
Wealth created per employee



Share performance (cents)
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
99 00 01 02 03 04
NAV per share
Market price – highest/lowest
30 September price

BALANCE SHEETS

at 30 September 2004

		GROUP		COMPANY	
		2004	2003	2004	2003
	Notes	Rm	Rm	Rm	Rm
ASSETS					
Non-current assets		**13 946**	12 209	**6 066**	3 384
Property, plant and equipment	4	**7 728**	6 672	**297**	245
Other non-current assets	5	**1 096**	699	**5 675**	3 071
Goodwill and intangible assets	6	**2 674**	1 580	**30**	32
Investment in associates and joint ventures	7	**319**	535		
Finance lease receivables	8	**1 631**	2 267		
Deferred taxation assets	13	**498**	456	**64**	36
Current assets		**13 896**	11 547	**249**	38
Inventories	9	**5 134**	5 010		
Vehicle rental fleet	4	**2 006**			
Trade and other receivables	10	**5 266**	4 924	**238**	22
Taxation		**47**	66	**2**	12
Cash and cash equivalents	11	**1 443**	1 547	**9**	4
Total assets		**27 842**	23 756	**6 315**	3 422
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital and premium	12	**1 209**	712	**1 246**	779
Other reserves		**1 957**	1 893	**66**	63
Retained income		**7 988**	7 087	**3 345**	1 591
Equity portion of convertible bond	14		36		
Interest of shareholders of Barloworld Limited		**11 154**	9 728	**4 657**	2 433
Minority interest		**721**	708		
Interest of all shareholders		**11 875**	10 436	**4 657**	2 433
Non-current liabilities		**6 889**	4 870	**1 596**	
Interest-bearing	14	**4 871**	3 404	**1 550**	
Deferred tax liabilities	13	**803**	621		
Non-interest-bearing	14	**1 215**	845	**46**	
Current liabilities		**9 078**	8 450	**62**	989
Amounts due to bankers and short-term loans	15	**2 839**	2 559		944
Convertible bond	14		180		
Taxation		**468**	461		
Trade and other payables	16	**5 272**	4 746	**32**	35
Provisions	17	**499**	504	**30**	10
Total equity and liabilities		**27 842**	23 756	**6 315**	3 422

INCOME STATEMENTS

for the year ended 30 September 2004

		GROUP		COMPANY	
		2004	2003	**2004**	2003
	Notes	**Rm**	Rm	**Rm**	Rm
Revenue	18	**36 673**	34 603	**242**	197
Operating profit	19	**2 836**	2 342	**2 548**	938
Fair value adjustments on financial instruments	20	**(107)**	(334)	**(8)**	(9)
Finance costs	21	**(468)**	(531)	**(132)**	(108)
Income from investments	22	**259**	274	**3**	3
Profit before exceptional items		**2 520**	1 751	**2 411**	824
Exceptional items	23	**40**	81	**5**	43
Profit before taxation		**2 560**	1 832	**2 416**	867
Taxation	24	**891**	604	**(24)**	2
Profit after taxation		**1 669**	1 228	**2 440**	865
Income from associates and joint ventures	7	**107**	114		
Net profit		**1 776**	1 342	**2 440**	865
Attributable to:					
Minority shareholders		**259**	212		
Barloworld Limited shareholders		**1 517**	1 130	**2 440**	865
		1 776	1 342	**2 440**	865
Net profit per share (cents)					
– basic	25.2	**760.9**	576.4		
– fully diluted	25.2	**742.9**	565.0		

CASH FLOW STATEMENTS

for the year ended 30 September 2004

	Notes	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts from customers		**36 850**	34 011		
Cash paid to employees and suppliers		**(32 599)**	(30 488)	**(171)**	153
Cash generated from/(utilised by) operations	A	**4 251**	3 523	**(171)**	153
Finance costs		**(468)**	(531)	**(132)**	(108)
Realised fair value adjustments on financial instruments		**(52)**	(320)	**(8)**	(9)
Dividends received from investments and associates		**66**	69	**2 411**	837
Interest received		**230**	244	**116**	107
Taxation (paid)/refunded	B	**(874)**	(566)	**4**	5
Cash flow from operations		**3 153**	2 419	**2 220**	985
Dividends paid (including outside shareholders)		**(871)**	(940)	**(686)**	(809)
Cash retained from operating activities		**2 282**	1 479	**1 534**	176
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiaries	C	**(1 110)**	(46)	**(1 061)**	
Acquisition of property, plant, equipment and intangibles		**(2 324)**	(1 882)	**(74)**	(34)
Replacement capital expenditure		**(656)**	(671)	**(16)**	(8)
Expansion capital expenditure		**(243)**	(172)	**(58)**	(26)
Investment in fleet and equipment rental assets		**(1 425)**	(1 039)		
Net investment in car hire vehicles	D	**(138)**			
Investment in instalment sale and leasing receivables		**(608)**	(1 103)		
Acquisition of investments		**(445)**	(248)		(2)
Total proceeds		**2 501**	1 467		6
Proceeds from disposal of property, plant and equipment		**813**	363		
Proceeds from disposals of investments and other movements		**130**	125		6
Proceeds on sale of lease receivable book		**1 478**	881		
Proceeds from disposals of subsidiaries	E	**80**	98		
Increase in net amounts owing by subsidiaries				**(1 059)**	(620)
Net cash used in investing activities		**(2 124)**	(1 812)	**(2 194)**	(650)
Net cash inflow/(outflow) before financing activities		**158**	(333)	**(660)**	(474)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds on share issue		**13**	30	**13**	30
Buy-back of shares in company			(4)		
Proceeds from long-term borrowings		**3 405**	2 906	**1 596**	
Repayment of long-term borrowings		**(2 540)**	(1 842)		
(Decrease)/increase in short-term interest-bearing liabilities		**(1 136)**	(603)	**(944)**	448
Net cash (used in)/from financing activities		**(258)**	487	**665**	478
Net (decrease)/increase in cash and cash equivalents		**(100)**	154	**5**	4
Cash and cash equivalents at beginning of year		**1 547**	1 754	**4**	
Effect of foreign exchange rate movement on cash balance		**(4)**	(361)		
Cash and cash equivalents at end of year		**1 443**	1 547	**9**	4

All cash at year-end (both years) is available for use.

NOTES TO THE CASH FLOW STATEMENTS

for the year ended 30 September 2004

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
A. Cash generated from/(utilised by) operations is calculated as follows:				
Profit before taxation	2 560	1 832	2 416	867
Adjustments for:				
Depreciation	1 535	1 226	20	20
Amortisation of goodwill and intangible assets	217	174	3	2
(Profit)/loss on disposal of plant and equipment including rental assets	(130)	19		
Profit on disposal of properties	(83)	(27)		
Dividends received	(29)	(30)	(2 411)	(837)
Profit on disposal of subsidiaries and investments	(25)	(65)		
Interest received	(230)	(244)	(116)	(107)
Finance costs	468	531	132	108
Fair value adjustments on financial instruments	107	334	8	9
Impairment losses	108	45		
Reversal of pension fund closure provision	(100)			
Realisation of translation reserve on liquidation of offshore subsidiary	57			
Other non-cash flow items	2	3	6	(4)
Operating cash flows before movements in working capital	4 457	3 798	58	58
Increase in inventories	(213)	(463)		
Decrease/(increase) in receivables	209	(592)	(246)	73
(Decrease)/increase in payables	(202)	780	17	22
Cash generated from/(utilised by) operations	**4 251**	3 523	**(171)**	153
B. Taxation (paid)/refunded is reconciled to the amounts disclosed in the income statement as follows:				
Amounts unpaid less overpaid at beginning of year	(395)	(412)	12	12
Per the income statement (excluding deferred taxation)	(814)	(625)	4	5
Adjustment in respect of subsidiaries acquired and sold including translation adjustments	(86)	76	(10)	
Amounts unpaid less overpaid at end of year	421	395	(2)	(12)
Cash amounts paid	**(874)**	(566)	**4**	5
C. Acquisition of subsidiaries:				
Inventories	108	30		
Receivables	994	18		
Payables, taxation and deferred taxation	(1 641)	(17)		
Borrowings net of cash	(2 148)	(49)		
Property, plant and equipment, non-current assets, goodwill and outside shareholders	3 525	34		
Total net assets acquired	838	16		
Less: Existing share of net assets of associates before acquisition	353			
Net assets acquired	485	16		
Goodwill arising on acquisition	997	30		
Total purchase consideration	1 482	46		
Less: Barloworld shares issued to acquire Avis Southern Africa	372			
Net cash cost of acquisitions	**1 110**	46		
Reconciliation to total acquisition cost				
Net cash outflow arising on acquisitions	1 110	46		
Bank balances and cash acquired	224	16		
Total acquisition cost	**1 334**	62		
D. Net investment in car hire vehicles:				
Additions to vehicle rental fleet during the year	1 084			
Less: Proceeds on disposal of vehicle rental fleet	946			
Net investment in vehicle rental fleet	138			
E. Proceeds from disposal of subsidiaries:				
Inventories	84	127		
Receivables	82	27		
Payables, taxation and deferred taxation	(179)	(55)		
Borrowings net of cash	(93)	(12)		
Property, plant and equipment, non-current assets, goodwill and outside shareholders	183	(37)		
Net assets disposed	77	50		
Profit on disposal	3	48		
Net cash proceeds	**80**	98		

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 September 2004

Attributable to Barloworld Limited shareholders

	Notes	Share capital Rm	Share premium Rm	Foreign currency translation reserves Rm
GROUP				
Balance at 1 October 2002 as previously reported		10	672	3 229
Adjustment to opening balances for change in treatment of foreign currency goodwill in terms of IAS21	31			166
Balance at 1 October 2002 as restated		10	672	3 395
Reserve released on disposal of available-for-sale investments				
Movement on foreign currency translation reserve				(2 072)
Decrease in fair value of hedging instruments				
Hedge reserves transferred to acquisition cost or carrying amount of hedged items – transferred to property, plant and equipment				
Decrease in fair value of available-for-sale investments				
Shares purchased from minorities				
Other reserve movements and reclassifications				14
Net income recognised directly in equity				(2 058)
Profit for the year				
Total recognised income and expense for the year				(2 058)
Dividends on ordinary shares	26			
Shares issued in current year			30	
Share buy-back				
Balance at 30 September 2003		10	702	1 337
Cash settlement of convertible bond				
Movement on foreign currency translation reserve				(158)
Translation reserves realised on liquidation of offshore subsidiary				57
Decrease in fair value of hedging instruments				
Translation effect of deconsolidation of Porthold				157
Decrease in fair value of available-for-sale investments				
Minorities in acquisitions				
Shares purchased from minorities				
Other reserve movements and reclassifications			30	
Net income recognised directly in equity			30	56
Profit for the year				
Total recognised income and expense for the year			30	56
Dividends on ordinary shares	26			
Shares issued in current year			467	
Balance at 30 September 2004		**10**	**1 199**	**1 393**

Revaluation reserves Rm	Cash flow hedging reserves Rm	Legal reserves Rm	Other reserves Rm	Retained income Rm	Convertible bond Rm	Total Rm	Minorities Rm	Total equity Rm
18	(27)	478	91	6 727	36	**11 234**	791	**12 025**
				(39)		**127**		**127**
18	(27)	478	91	6 688	36	**11 361**	791	**12 152**
3						**3**		**3**
						(2 072)	(69)	**(2 141)**
	(4)					**(4)**		**(4)**
	1					**1**		**1**
(6)						**(6)**		**(6)**
							(23)	**(23)**
		7	(5)	9		**25**	1	**26**
(3)	(3)	7	(5)	9		**(2 053)**	(91)	**(2 144)**
				1 130		**1 130**	212	**1 342**
(3)	(3)	7	(5)	1 139		**(923)**	121	**(802)**
				(736)		**(736)**	(204)	**(940)**
						30		**30**
				(4)		**(4)**		**(4)**
15	(30)	485	86	7 087	36	**9 728**	708	**10 436**
					(6)	**(6)**		**(6)**
						(158)	51	**(107)**
						57		**57**
	17					**17**		**17**
						157		**157**
7						**7**		**7**
							28	**28**
							(83)	**(83)**
			(16)	10	(30)	**(6)**	3	**(3)**
7	17		(16)	10	(36)	**68**	(1)	**67**
				1 517		**1 517**	259	**1 776**
7	17		(16)	1 527	(36)	**1 585**	258	**1 843**
				(626)		**(626)**	(245)	**(871)**
						467		**467**
22	**(13)**	**485**	**70**	**7 988**		**11 154**	**721**	**11 875**

STATEMENT OF CHANGES IN EQUITY CONTINUED

for the year ended 30 September 2004

	Note	Share capital Rm	Share premium Rm	Revaluation reserves Rm	Hedging reserves Rm	Retained income Rm	Total Rm
COMPANY							
Balance at 1 October 2002		12	737	67		1 535	**2 351**
Other net movements			30	(1)	(3)	56	**82**
Additional shares issued			30				**30**
Hedge reserves charged				(1)	(3)		**(4)**
Net profit for the year						865	**865**
Dividends on ordinary shares	26					(809)	**(809)**
Balance at 30 September 2003		12	767	66	(3)	1 591	**2 433**
Other net movements			467		3	1 754	**2 224**
Additional shares issued			467				**467**
Hedge reserves charged					3		**3**
Net profit for the year						2 440	**2 440**
Dividends on ordinary shares	26					(686)	**(686)**
Balance at 30 September 2004		**12**	**1 234**	**66**		**3 345**	**4 657**

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and with South African Statements of Generally Accepted Accounting Practice. They have been prepared on a basis consistent with the prior year except for the new and revised standards adopted per note 31.

The financial statements are prepared under the historical cost convention except for certain financial instruments that are stated at fair value or amortised cost as appropriate and adjustments, where applicable, in respect of hyperinflation accounting.

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

The principal accounting policies adopted are set out below.

1. PRINCIPAL ACCOUNTING POLICIES

1.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and enterprises controlled by the company up to 30 September each year. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

On acquisition of a subsidiary, minorities' interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired.

1.2 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are dealt with in income in the period in which they are incurred.

1.3 Comparative figures

When an accounting policy is altered, comparative figures are restated in accordance with the new policy where material.

1.4 Dividends

Dividends declared to equity holders are included in the statement of changes in equity in the year in which they are declared. Taxation costs, including Secondary Tax on Companies (STC) and expected future STC savings on unutilised credits, are dealt with in income in the year in which dividends are declared.

1.5 Environment and rehabilitation

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the group's environmental policies.

Estimating the future costs of these obligations is complex and requires management to make estimates and judgements because most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies and political, environmental, safety, business and statutory considerations.

The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is depreciated over the expected life of the asset and the increase or decrease in the net present value of the provision for the expected cost is included with finance costs.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the estimated cost of pollution control and rehabilitation to the end of the life of the related asset.

1.6 Equity compensation plans

Executive directors and senior executives have been granted share options in terms of the Barloworld Share Option Scheme. After the date on which the options are exercisable and before the expiry date:

- they can be exercised to purchase shares for cash or through a loan from the Barloworld Share Purchase Trust in which event the shares issued are accounted for in share capital and share premium at the amount of the option price, or
- they can be ceded to an approved financial institution in which event there is no increase in share capital or share premium until the option is exercised by the financial institution, at which time they are accounted for at the amount of the option price.

No charge is taken to the income statement in respect of the granting of share options.

1.7 Exceptional items

Exceptional items cover those amounts, which are not considered to be typical of the ongoing business, and generally include profit and loss on disposal of property, investments and businesses, other non-current assets, and impairment losses.

1.8 Employee benefits

In general, the cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

Short-term employee benefits

The costs of short-term employee benefits (those payable within 12 months after service is rendered, such as paid vacation and sick leave, bonuses, and non-monetary benefits such as medical care and housing), are recognised in the

period in which the service is rendered and are not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance.

Post-employment benefits
Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit plans the cost of providing the benefits is determined using the projected unit credit method. Actuarial valuations are conducted on a triennial basis with interim valuations performed on an annual basis. Consideration is given to any event that could impact the funds up to balance sheet date where the interim valuation is performed at an earlier date.

Actuarial gains and losses which exceed 10% of the greater of the present value of the group's pension obligations or the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in the income statement when the group is demonstrably committed to the curtailment or settlement.

Past service costs are recognised immediately to the extent that the benefits are already vested, and are otherwise amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset is limited to unrecognised actuarial losses, plus the present value of available refunds and reductions in future contributions to the plan.

To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recorded.

1.9 Financial instruments
Measurement
Financial instruments are initially measured at cost, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Investments
Investments in securities are recognised at trade date (the date an entity commits itself to purchase or sell a financial instrument). At subsequent reporting dates, debt securities that the group has the intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment losses recognised to reflect irrecoverable amounts.

Investments other than held-to-maturity debt securities are classified as either held for trading or available-for-sale. Listed investments are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value (without deduction of transaction costs which may be incurred upon disposal), which is determined by applying a valuation basis such as discounted expected cash flows, earnings multiple or other methods appropriate to the circumstances.

Trade and other receivables
Trade and other receivables originated by the group are stated at amortised cost less provision for doubtful debts unless the receivable is designated on initial recognition to be measured at fair value. Fair value changes are included in net profit or loss in the period the change occurs.

Cash and cash equivalents
Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation unless they are designated on initial recognition to be measured at fair value. Fair value changes are included in net profit or loss in the period the change occurs.

Amortised cost
Amortised cost is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the instrument. All fees, transaction costs and other premiums or discounts are included in the calculation.

Derivative instruments
Derivative instruments are measured at fair value (without deduction of transaction costs which may be incurred upon disposal).

Gains and losses on subsequent measurements
Unrealised gains and losses on available-for-sale investments are recognised directly in equity until the disposal or impairment of the relevant investment, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Other gains and losses from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the period in which the change arises.

Hedge accounting
For the purposes of hedge accounting, hedges are classified into three categories: (a) fair value hedges which hedge the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss; (b) cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a

recognised asset or liability or a forecasted transaction and could affect profit and loss; and (c) hedges of a net investment in a foreign entity.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in income.

In relation to cash flow hedges which meet the conditions for hedge accounting the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. Where the hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the gains or losses which are recognised in shareholders' equity are transferred to income in the same period in which the asset or liability affects income. Where the hedge of a forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gains or losses that had previously been recognised in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

In relation to hedges of a net investment in a foreign entity which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders' equity and the ineffective portion is recognised in income. The gain or loss recognised in equity is taken to profit or loss on disposal of the foreign operation.

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge is sold, terminated or exercised, when for cash flow hedges the forecast transaction is no longer expected to occur or when the hedge designation is revoked.

Derecognition
Financial assets are derecognised once the contractual right to receive cash flows has been transferred or has expired as well as substantially all the risks and rewards of ownership.

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or it has expired.

Offset
Financial assets and financial liabilities are offset and the net amount reported when a legally enforceable right to set off the amounts exist and the intention is either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Equity instruments
All transactions relating to the acquisition, retention and sale of shares in the company are accounted for in equity.

1.10 Foreign currencies
The functional currency of each operating business unit is determined based on the currency of the primary economic environment in which it operates. Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange ruling on the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Non-monetary items carried at historical cost remain to be carried using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are reported at the rate that existed when the fair values were determined.

Profits and losses arising on exchange differences are dealt with in the income statement.

The financial statements of overseas operations whose functional currency is different from the group's presentation currency are translated as follows on consolidation:

Assets, including goodwill, and liabilities, at exchange rates ruling on the balance sheet date, income and expense items at the average exchange rates for the period and equity at exchange rates ruling on the dates of the transactions. Exchange differences arising, if any, are classified as equity and transferred to the Group's foreign entity translation reserve. Such translation differences are recognised in the income statement in the period in which the operation is disposed.

The financial statements of foreign entities that report in the currency of a hyperinflationary economy are restated for the decrease in general purchasing power of the currency at the balance sheet date before they are translated into South African rand.

1.11 Goodwill and negative goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and stated at cost less accumulated amortisation and impairment losses and, with the exception mentioned below, is amortised on a systematic basis over its estimated useful life subject to a maximum of 20 years. Goodwill acquired in a business combination for which the agreement date is on or after 31 March 2004 is not amortised but tested for impairment on an annual basis.

Any negative goodwill that arises where the fair value of the Group's interest in the identifiable assets and liabilities of the subsidiary exceeds the cost of acquisition is taken to profit immediately:
- where there is no expectation of future losses;
- in respect of non-monetary assets to the extent whereby the negative goodwill exceeds the fair value of acquired identifiable assets; and
- in respect of monetary assets.

To the extent that negative goodwill relates to depreciable assets, it is recognised as profit over the useful life of those assets.

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

1.12 Government grants
Government grants towards staff re-training costs are recognised as income over the periods necessary to match them with the related costs and are deducted in reporting the related expense. Income is not recognised until there is reasonable assurance that it will be received.

1.13 Impairment of assets
At each reporting date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of the asset's fair value less costs to sell or value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amounts are estimated taking into account future cash flows, forecast market conditions and the expected lives of the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, its carrying amount is reduced to the higher of its recoverable amount or zero. Impairment losses are recognised in the income statement. The loss is first allocated to reduce the carrying amount of goodwill and then to the other assets of the cash generating unit. Subsequent to the recognition of an impairment loss, the depreciation or amortisation charge for the asset is adjusted to allocate its remaining carrying value, less any residual value, over its remaining useful life.

Impaired goodwill is only reversed when the associated business is sold.

Other than for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount. This is done so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised in the income statement.

1.14 Intangible assets (other than goodwill)
Included in intangible assets are patents, trademarks, capitalised research and development cost and certain costs of purchase and installation of major information systems (including packaged software). Intangible assets are stated at cost less accumulated amortisation and impairment losses and are amortised over their expected useful lives (generally three to seven years) on a straight-line basis.

1.15 Interests in joint ventures
A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control.

The group's interests in joint ventures are accounted for using the equity method.

Where a group enterprise transacts with a jointly controlled entity, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant entity.

1.16 Internally generated intangible assets – exploration, research and development expenditure
Exploration and research costs are expensed in the year in which they are incurred. Development costs are capitalised only after the technical and commercial feasibility of the asset for sale or use have been established based on the group's intention and ability to complete the intangible asset and either use it or sell it and to demonstrate how the asset will generate future economic benefits. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. If a project is abandoned during the development stage, the total accumulated expenditure is then written off. Capitalised development costs are amortised on a straight-line basis over the estimated useful life.

1.17 Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes cost of purchase (including taxes, transport, and handling) net of trade discounts received, cost of conversion (including fixed and variable manufacturing overheads) and other costs incurred in bringing the inventories to their present location and condition. Where appropriate, cost is calculated on a specific identification basis. Otherwise the first-in-first-out method or, in certain subsidiaries, the weighted average method is used.

Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

When inventories are sold, the carrying amount is recognised as an expense in the period in which the related revenue is recognised. Any write-down of inventories to net realisable value, and all losses of inventories or reversals of previous write downs or losses are recognised in income in the period the write-down, loss or reversal occurs.

1.18 Investments in associates
An associate is an enterprise over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

On acquisition of the investment in an associate, any difference (whether positive or negative) between the cost of acquisition and the group's share of the fair values of the net identifiable assets of the associate is included in the carrying value of the associate but accounted for as goodwill as per note 1.11 above.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

1.19 Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases

are classified as operating leases. Classification is made at the inception of the lease.

The group as lessor
Amounts due from lessees under finance leases are recorded as receivables at the amount of the group's net investment in the leases, which includes initial direct cost, except where the group acts as manufacturer or dealer lessor. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

The group as lessee
Finance leases are recognised as assets (and accounted for as property, plant and equipment per note 1.23) and liabilities of the group at the lower of the fair value of the asset and the present value of the minimum lease payments at the date of acquisition. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. They are charged to the income statement over the term of the relevant lease and at interest rates applicable to the lease on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

1.20 Non-current assets held for sale and discontinued operations
Non-current assets (or disposal group) are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use.

Discontinuing operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single co-ordinated plan to be disposed of.

At the time of classification as held for sale the carrying amount of the item is measured in accordance with the applicable IFRS. After classification as held for sale, it is measured at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised in income for any initial and subsequent write-down of the asset or disposal group to fair value less costs to sell. A gain for any subsequent increase in fair value less costs to sell is recognised in income to the extent that it is not in excess of the cumulative impairment loss that has been previously recognised.

Non-current assets or disposal groups that are classified as held for sale, are not depreciated.

1.21 Partnership interests
Partnership interests are accounted for in the group accounts by consolidation of the financial position and results of the partnerships.

1.22 Patents and trademarks
Patents and trademarks are measured initially at cost and amortised on a straight-line basis over their estimated useful lives, which is on average 10 years.

1.23 Property, plant and equipment
Properties in the course of construction for production, rental or administrative purposes are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value.

Other items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is charged so as to write off the depreciable value of the assets, other than land, over their estimated useful lives, using the straight-line method, on the following basis:

Aircraft:	5 years
Buildings:	25 to 50 years
Plant:	5 to 35 years
Vehicles:	5 to 10 years
Furniture and equipment:	3 to 10 years

Where appropriate, expected residual values are taken into account in determining the depreciable value of assets.

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter.

The gain or loss arising on the disposal or scrapping of property, plant, and equipment is recognised in the income statement.

The cost model is applied in accounting for investment properties. In terms of this model, investment properties are recorded at cost less any accumulated depreciation and impairment losses.

1.24 Provisions
Provisions are recognised when the group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money.

1.25 Revenue recognition
Included in revenue are net invoiced sales to customers for goods and services, rentals from leasing fixed and movable property, commission, hire purchase and finance lease income. Sales of goods are recognised when goods are delivered and title has passed. Revenue arising from services, commission, royalties and rebates is recognised on the accrual basis in accordance with the substance of the relevant agreements. Revenue excludes indirect taxes.

Maintenance and repair contracts are operated in the Equipment, Industrial Distribution and Avis Leasing businesses. Management exercises its judgement in applying the percentage of completion method to recognise revenue on long-term maintenance contracts. The deferred revenue reserve is based on the anticipated cost of repairs over the life cycle of the equipment applied to the total expected revenue arising from maintenance and repair contracts.

Buy-back (repurchase) arrangements with customers are periodically concluded in the Equipment and Motor segments. The likelihood of the repurchase commitments being exercised is assessed at each reporting period. Significant assumptions

used in estimating residual values are based on past experience as well as expected future market conditions and projected disposal values.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

1.26 Segmental reporting
Segment accounting policies are consistent with those adopted for the preparation of the financial statements of the consolidated group. The primary basis for reporting segment information is business segments and the secondary basis is by significant geographical region, which is based on the location of assets. The basis is consistent with internal reporting for management purposes as well as the source and nature of business risks and returns. All intra-segment transactions are eliminated upon consolidation.

1.27 Taxation
The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill, negative goodwill or from the acquisition of an asset, which does not affect either taxable or accounting income.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

1.28 Other judgements made by management in applying the accounting policies that have a significant effect on the amounts recognised in the financial statements
De-consolidation of Portland Holdings Limited (Porthold)
The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited have not been consolidated in the group results as at 30 September 2004 in terms of the exclusions contained in IAS27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). Future developments in Zimbabwe could impact on the accounting treatment and carrying value of the investment in Porthold. Refer note 31 on page 157 for details.

2. RATIO DEFINITIONS

2.1 Cash flow return on investment (CFROI®)
CFROI® represents an internal rate of return calculation for the business as a whole using the following components:

- Gross cash flow (the after tax cash flow from the company's operations consisting of accounting operating profit before depreciation, amortisation and other non-cash items adjusted for the add back of lease costs) (Pmt)
- Recurring annually over the estimated average economic asset life of the asset base (including leased assets) (n)
- Plus working capital and other non-depreciating assets (eg land and estimated residuals on rental assets) realised at the end of the life (Fv)
- Expressed as a return on current inflation adjusted gross assets (both depreciating and non-depreciating and including operating leases capitalised at today's real interest rate) (Pv)

For further authoritative reading please refer to the book "CFROI VALUATION" a Total System Approach to Valuing the Firm by Bartley J Madden published by Butterworth – Heinemann Finance (ISBN 0 7506 3865 6). CFROI® is a registered trademark in the United States of Credit Suisse First Boston or its subsidiaries or affiliates.

Cost of capital
In terms of the CSFB HOLT methodology, this is an empirically market derived real discount rate which is company-specific with adjustments for size and financial leverage differentials.

It is the real cost of capital against which our CFROI® returns are measured for performance management purposes (internal minimum hurdle rate has been set at 8%) and is the discount rate generally used in discounted cash flow (DCF) calculations for valuation purposes.

Total shareholder return
Total shareholder return is the nominal return on investment for equity holders of the business and represents capital appreciation in the share price plus dividends paid expressed as a percentage of the share price at the beginning of the year.

2.2 Current ratio
Current assets divided by current liabilities.

2.3 Dividend cover
Headline earnings per share divided by dividends per share declared in respect of current year's earnings.

2.4 Dividend yield
Dividends per share declared in respect of current year's earnings expressed as a percentage of the closing market price per share at year-end.

2.5 Earnings per share
Basic
Net profit per share
Net profit attributable to ordinary shareholders of Barloworld Limited for the year divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings per share
Net profit attributable to ordinary shareholders of Barloworld Limited for the year adjusted for goodwill amortisation and capital profits or losses net of tax and minority interest thereof, divided by the weighted average number of ordinary shares in issue during the year.

Fully diluted
All earnings numbers as in the basic calculations above are adjusted by the after tax interest saving assuming conversion of convertible bond where the effect is dilutive. The weighted average number of shares in issue is increased by the number of additional shares in issue assuming conversion of the dilutive convertible bond and the number of additional shares issued assuming the conversion of dilutive options excluding the number of notional shares issued at full value.

2.6 Earnings yield
Headline earnings per share expressed as a percentage of the closing market price per share at year-end.

2.7 Effective rate of taxation
Taxation (excluding prior year taxation, exceptional taxation and secondary taxation on companies) expressed as a percentage of profit before taxation (excluding exceptional items and goodwill amortisation).

2.8 Employment cost per employee
Employment cost divided by the average number of employees.

2.9 Interest cover
Total group
Profit before goodwill amortisation, interest paid and taxation divided by interest paid including interest capitalised. (Profit includes income from investments, but excludes share of associate companies' profits).

Trading businesses
Calculated as above but only for the manufacturing and dealership businesses.

Leasing businesses
Calculated as above but only for the long-term leasing businesses (including fleet services).

Car rental businesses
Calculated as above but only for the short-term car hire businesses.

2.10 Net assets
Segment assets less segment liabilities.

2.11 Net asset turn
Revenue divided by average net assets.

2.12 Net asset value per share
Interest of shareholders of Barloworld Limited, including investments at market value, divided by the total number of ordinary shares in issue.

2.13 Net borrowings/EBITDA
Total interest-bearing liabilities minus cash on hand divided by the sum of operating profit, amortisation of intangible assets and depreciation.

2.14 Number of years to repay interest-bearing debt – gross
The ratio of total borrowings to cash available from operations.

2.15 Operating margin
Operating profit expressed as a percentage of revenue.

2.16 Quick ratio
Current assets excluding inventories divided by current liabilities.

2.17 Price: Earnings ratio
The ratio of the closing market price per share at year-end divided by headline earnings per share.

2.18 Revenue per employee
Revenue for the year divided by the average number of employees.

2.19 Return on net assets
Profit before interest paid and taxation less goodwill amortisation but including income from investments and share of associate companies' retained profits expressed as a percentage of average net assets.

2.20 Return on ordinary shareholders' funds (excluding exceptional items)
Net profit attributable to ordinary shareholders of Barloworld Limited less exceptional items (net of exceptional tax and minorities' share of exceptional items) expressed as a percentage of average interest of shareholders of Barloworld Limited.

2.21 Segment assets
Total assets less cash on hand, deferred and current taxation assets.

2.22 Segment liabilities
Non-interest-bearing current and non-current liabilities, excluding deferred and current taxation liabilities.

2.23 Segment result
Segment result represents operating profit plus any other items that are directly attributable to segments including fair value adjustments on financial instruments. Interest costs are excluded due to the centralised nature of the group's treasury operations.

2.24 Total assets
Property, plant and equipment, intangible assets, non-current assets and current assets.

2.25 Total borrowings to total shareholders' funds
Total group
Total interest-bearing debt expressed as a percentage of total shareholders' interest.

Trading businesses
Calculated as above but only for the manufacturing and dealership businesses.

Leasing businesses
Calculated as above but only for the long-term leasing businesses (including fleet services).

Car rental businesses
Calculated as above but only for the short-term car hire businesses.

2.26 Total liabilities
Current liabilities and long-term liabilities. Deferred taxation is excluded.

2.27 Wealth created per employee
Wealth created during the year divided by the average number of employees.

3. BUSINESS AND GEOGRAPHICAL SEGMENTS*

	Consolidated		Eliminations		Equipment				Industrial Distribution			
					Trading		Leasing		Trading		Leasing	
R millions	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue												
Southern Africa	20 149	18 804			4 939	5 318	180	207				
Europe	9 065	9 568			5 117	5 383			1 888	2 052	386	383
North America	4 935	3 675							4 300	3 135	99	74
Australia and Asia	2 524	2 556										
	36 673	34 603			10 056	10 701	180	207	6 188	5 187	485	457
Inter-segment revenue**			(1 578)	(1 247)	812	584				53		
	36 673	34 603	(1 578)	(1 247)	10 868	11 285	180	207	6 188	5 240	485	457
Segment result												
Operating profit/(loss) before goodwill amortisation												
Southern Africa	2 240	1 700			527	568	28	43				
Europe	664	682			475	514			77	80	55	40
North America	49	16							50	33	(6)	6
Australia and Asia	31	57										
	2 984	2 455			1 002	1 082	28	43	127	113	49	46
Goodwill amortisation	(148)	(113)			(1)	(1)			(24)	(24)		
Operating profit	2 836	2 342			1 001	1 081	28	43	103	89	49	46
Fair value adjustments on financial instruments	(107)	(334)			(121)	(332)						
Total segment result	2 729	2 008			880	749	28	43	103	89	49	46
By geographical region												
Southern Africa	2 026	1 301			406	237	28	43				
Europe	659	675			474	512			74	79	55	40
North America	19	(18)							29	10	(6)	6
Australia and Asia	25	50										
Total segment result	2 729	2 008			880	749	28	43	103	89	49	46
Income from associates and joint ventures	107	114			3				(1)	(3)		
Segment result including associate income	2 836	2 122			883	749	28	43	102	86	49	46
Finance costs	(468)	(531)										
Income from investments	259	274										
Exceptional items	40	81										
	2 667	1 946										
Taxation	(891)	(604)										
Net profit for the year	1 776	1 342										
Cash flows per segment												
Cash flows from operating activities	2 282	1 479			731	289	106	146	161	122	352	274
Cash flows from investing activities	(2 124)	(1 812)			(609)	(383)	1 398	(537)	2	(322)	(979)	(696)
Cash flows from financing activities	(258)	487			141	369	(1 433)	(550)	(132)	(114)	776	461
Non-cash expenses per segment												
Depreciation	1 535	1 226			410	327	35	35	174	203	228	223
Amortisation of intangibles excluding goodwill	69	61			27	22			13	9		
Impairment losses	108	45				(1)			81	110		

* *The geographical segments are determined by the location of assets.*
** *Inter-segment revenue is priced on an arm's length basis.*

Motor						Cement & Lime		Coatings		Scientific		Steel Tube		Corporate and other	
Trading		Leasing		Car Rental											
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
7 501	6 954	**295**	75	**369**		**3 440**	3 016	**1 374**	1 225			**1 739**	1 736	**312**	273
				246						**928**	1 167			**500**	583
										536	466				
1 331	1 393							**1 034**	1 028	**159**	135				
8 832	8 347	**295**	75	**615**		**3 440**	3 016	**2 408**	2 253	**1 623**	1 768	**1 739**	1 736	**812**	856
142	178							**120**	133		30			**504**	269
8 974	8 525	**295**	75	**615**		**3 440**	3 016	**2 528**	2 386	**1 623**	1 798	**1 739**	1 736	**1 316**	1 125
111	95	**51**	10	**87**		**1 171**	866	**218**	130			**46**	10	**1**	(22)
				47						**40**	57			**(30)**	(9)
										5	(23)				
3	23							**23**	34	**5**					
114	118	**51**	10	**134**		**1 171**	866	**241**	164	**50**	34	**46**	10	**(29)**	(31)
(13)	(20)			**(35)**				**(2)**	(1)	**(19)**	(23)			**(54)**	(44)
101	98	**51**	10	**99**		**1 171**	866	**239**	163	**31**	11	**46**	10	**(83)**	(75)
(3)	(16)						7	**(5)**	(8)		1	**6**	28	**16**	(14)
98	82	**51**	10	**99**		**1 171**	873	**234**	155	**31**	12	**52**	38	**(67)**	(89)
100	65	**51**	10	**59**		**1 171**	873	**212**	122			**52**	38	**(53)**	(87)
				40						**30**	46			**(14)**	(2)
										(4)	(34)				
(2)	17							**22**	33	**5**					
98	82	**51**	10	**99**		**1 171**	873	**234**	155	**31**	12	**52**	38	**(67)**	(89)
59	76					**11**	6	**27**	30			**8**	5		
157	158	**51**	10	**99**		**1 182**	879	**261**	185	**31**	12	**60**	43	**(67)**	(89)
(57)	(59)	**125**	(75)	**233**		**572**	629	**101**	245	**71**	156	**97**	9	**(210)**	(257)
100	(38)	**(433)**	883	**(1 082)**		**(44)**	(137)	**(49)**	(146)	**84**	(61)	**(9)**	(51)	**(503)**	(324)
4	129	**256**	73	**1 001**		**34**	(21)	**(32)**	5	**(15)**	(92)	**(22)**	24	**(836)**	203
35	28	**145**	1	**140**		**152**	170	**57**	53	**60**	68	**30**	27	**69**	91
						4	6	**5**	8	**11**	9	**2**	2	**7**	5
27	30					**3**			5			**(3)**	1		(100)

	Consolidated		Eliminations		Equipment				Industrial Distribution			
					Trading		Leasing		Trading		Leasing	
R millions	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
3. BUSINESS AND GEOGRAPHICAL SEGMENTS* continued												
Assets												
Property, plant and equipment	**7 728**	6 672			**1 900**	1 687		201	**597**	549	**664**	603
Other non-current assets	**1 096**	699			**(6)**	32		(9)	**19**	98	**1**	
Goodwill and intangible assets	**2 674**	1 580			**138**	161			**192**	285		
Investment in associates and joint ventures	**319**	535			**133**	20						
Long-term finance lease receivables	**1 631**	2 267			**37**	2		847			**1 582**	1 405
Inventories	**5 134**	5 010			**2 292**	2 220			**620**	543		
Vehicle rental fleet	**2 006**											
Trade and other receivables	**5 266**	4 924			**1 732**	1 795		343	**581**	665	**526**	371
Segment assets	**25 854**	21 687			**6 226**	5 917		1 382	**2 009**	2 140	**2 773**	2 379
By geographical region												
Southern Africa	**13 635**	10 874			**2 691**	2 405		1 382				
Europe	**8 758**	7 302			**3 535**	3 512			**740**	688	**1 957**	1 744
North America	**2 462**	2 510							**1 269**	1 452	**816**	635
Australia and Asia	**999**	1 001										
Total segment assets	**25 854**	21 687			**6 226**	5 917		1 382	**2 009**	2 140	**2 773**	2 379
Taxation	**47**	66										
Deferred tax assets	**498**	456										
Cash and cash equivalents	**1 443**	1 547										
Consolidated total assets	**27 842**	23 756										

* *The geographical segments are determined by the location of assets.*

Motor						Cement & Lime		Coatings		Scientific		Steel Tube		Corporate and other	
Trading		Leasing		Car Rental											
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
355	305	**1 337**		**82**		**1 240**	1 533	**294**	291	**302**	411	**237**	243	**720**	849
8	(6)		9	**6**		**674**	366		10	**86**	124		2	**308**	73
42	208			**1 152**		**15**	10	**39**	18	**222**	267	**3**	4	**871**	627
27	342					**8**	16	**78**	90			**12**	5	**61**	62
														12	13
916	923					**215**	237	**365**	335	**402**	378	**320**	318	**4**	56
		35		**1 971**											
301	283	**67**		**376**		**441**	398	**452**	403	**352**	361	**283**	262	**155**	43
1 649	2 055	**1 439**	9	**3 587**		**2 593**	2 560	**1 228**	1 147	**1 364**	1 541	**855**	834	**2 131**	1 723
1 247	1 624	**1 439**	9	**2 252**		**2 593**	2 560	**779**	710			**855**	834	**1 779**	1 350
				1 335					7	**839**	978			**352**	373
										377	423				
402	431							**449**	430	**148**	140				
1 649	2 055	**1 439**	9	**3 587**		**2 593**	2 560	**1 228**	1 147	**1 364**	1 541	**855**	834	**2 131**	1 723

	Consolidated		Eliminations		Equipment				Industrial Distribution			
					Trading		Leasing		Trading		Leasing	
R millions	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
3. BUSINESS AND GEOGRAPHICAL SEGMENTS* continued												
Liabilities												
Long-term non-interest-bearing	**1 215**	845			**515**	491			**81**	63	**69**	51
Trade and other payables including provisions	**5 771**	5 250			**1 956**	2 033		7	**665**	645	**38**	58
Segment liabilities	**6 986**	6 095			**2 471**	2 524		7	**746**	708	**107**	109
By geographical region												
Southern Africa	**3 568**	2 894			**861**	899		7				
Europe	**2 684**	2 501			**1 610**	1 625			**405**	368	**104**	107
North America	**414**	409							**341**	340	**3**	2
Australia and Asia	**320**	291										
Total segment liabilities	**6 986**	6 095			**2 471**	2 524		7	**746**	708	**107**	109
Interest-bearing liabilities	**7 710**	6 143										
Deferred tax liabilities	**803**	621										
Taxation	**468**	461										
Consolidated total liabilities	**15 967**	13 320										
Capital additions												
Southern Africa	**1 900**	1 184			**525**	561						
Europe	**1 078**	420			**287**	283			**57**	38	**101**	18
North America	**301**	185							**176**	76	**109**	88
Australia and Asia	**77**	55										
	3 356	1 844			**812**	844			**233**	114	**210**	106

* *The geographical segments are determined by the location of assets.*


Segmental analysis (%)
100
80
60
40
20
0
-20
03 04
Revenue
03 04
Segment result
03 04
Net operating assets
Equipment
Industrial distribution
Motor
Cement
Coatings
Scientific
Steel tube
Other


Geographical analysis (%)
100
80
60
40
20
0
-20
03 04
Revenue
03 04
Segment result
03 04
Net operating assets
Southern Africa
Europe
North America
Australia and Asia

	Motor						Cement & Lime		Coatings		Scientific		Steel Tube		Corporate and other	
	Trading		Leasing		Car Rental											
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	40	15	135		50		119	118	70	65	16	14			120	28
	711	666	114	1	462		329	339	483	456	257	249	374	327	382	469
	751	681	249	1	512		448	457	553	521	273	263	374	327	502	497
	686	629	249	1	296		448	457	370	334			374	327	284	240
					216						131	144			218	257
											70	67				
	65	52							183	187	72	52				
	751	681	249	1	512		448	457	553	521	273	263	374	327	502	497
	91	70	360		551		80	164	39	32			28	53	226	304
					542						88	46			3	35
											16	21				
	55	24							18	24	4	7				
	146	94	360		1 093		80	164	57	56	108	74	28	53	229	339

Margin at segment result level (%)


35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
7.3
8.9
2.4
2.3
1.1
2.5
28.9
34.0
6.9
9.7
0.7
1.9
2.2
3.0
Equipment
Industrial distribution
Motor
Cement
Coatings
Scientific
Steel tube
2003
2004

Net asset turn and operating profit/average net assets


60
50
40
30
20
10
0
2.3
2.4
24.2
24.2
1.3
1.7
3.7
4.6
4.7
3.0
7.2
9.1
1.1
1.6
32.5
55.1
3.2
3.7
23.1
37.0
1.1
1.4
2.1
4.2
3.5
3.5
2.0
9.3
Equipment
Industrial distribution
Motor
Cement
Coatings
Scientific
Steel tube
Net asset turn 2003
Operating profit/average net assets 2003 (%)
Net asset turn 2004
Operating profit/average net assets 2004 (%)

3.1 SEGMENTATION FOR PURPOSE OF GEARING AND INTEREST COVER TARGETS

These schedules are provided to assist users to gain a better understanding of how the group segments its balance sheet and income statement in order to set appropriate gearing and interest cover targets. For this purpose three broad segments have been defined namely:

- Trading (manufacturing and dealership businesses)
- Leasing (long-term leasing solutions including fleet services)
- Car Rental (short-term car hire)

In view of the nature of the Leasing and Car rental businesses, these operations are more highly geared and in this respect are different from the rest of the group. Short term equipment rental businesses are included as part of the Trading operations.

	Total Group		Trading		Leasing		Car rental	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
CONSOLIDATED BALANCE SHEETS								
Assets								
Property, plant and equipment								
Cost	**15 805**	12 433	**10 697**	10 687	**2 975**	1 746	**2 133**	
Accumulated depreciation	**6 071**	5 761	**5 052**	4 819	**940**	942	**79**	
Net book value *	**9 734**	6 672	**5 645**	5 868	**2 035**	804	**2 054**	
Less: Vehicle rental fleet and vehicles held for sale reflected under current assets	**2 006**				**34**		**1 972**	
Property, plant and equipment – Net book value	**7 728**	6 672	**5 645**	5 868	**2 001**	804	**82**	
Goodwill and intangible assets	**2 674**	1 580	**1 522**	1 580			**1 152**	
Finance lease receivables – long term	**1 631**	2 267	**49**	15	**1 582**	2 252		
Other non-current assets, investment in associates and joint ventures	**1 415**	1 234	**1 408**	1 234	**1**		**6**	
Deferred taxation assets	**498**	456	**388**	456	**79**		**31**	
Non-current assets	**13 946**	12 209	**9 012**	9 153	**3 663**	3 056	**1 271**	
Current assets	**13 896**	11 547	**10 772**	10 775	**690**	772	**2 434**	
Finance lease receivables – short term	**536**	579	**79**	(142)	**457**	721		
Cash and cash equivalents	**1 443**	1 547	**1 314**	1 496	**62**	51	**67**	
Other current assets	**11 917**	9 421	**9 379**	9 421	**171**		**2 367**	
Total assets	**27 842**	23 756	**19 784**	19 928	**4 353**	3 828	**3 705**	
Equity and liabilities								
Interest of all shareholders	**11 875**	10 436	**10 583**	10 040	**542**	396	**750**	
Non-current liabilities	**6 889**	4 870	**2 912**	3 068	**2 235**	1 802	**1 742**	
Deferred taxation liabilities	**803**	621	**462**	550	**208**	71	**133**	
Interest-bearing non-current liabilities	**4 871**	3 404	**1 489**	1 724	**1 823**	1 680	**1 559**	
Non-interest-bearing	**1 215**	845	**961**	794	**204**	51	**50**	
Current liabilities	**9 078**	8 450	**6 289**	6 820	**1 576**	1 630	**1 213**	
Amounts due to bankers and short-term loans	**2 839**	2 739	**733**	1 193	**1 419**	1 546	**687**	
Other current liabilities	**6 239**	5 711	**5 556**	5 627	**157**	84	**526**	
Total equity and liabilities	**27 842**	23 756	**19 784**	19 928	**4 353**	3 828	**3 705**	
* Property, plant and equipment – Leasing and Car rental net book value as above	**4 089**	804						
Other short-term equipment rental assets (included in Trading)	**1 648**	1 464						
Total rental assets net book value per note 4	**5 737**	2 268						

	Total Group		Trading		Leasing #		Car rental	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
3.1 SEGMENTATION FOR PURPOSE OF GEARING AND INTEREST COVER TARGETS continued								
CONSOLIDATED INCOME STATEMENTS								
Revenue	**36 673**	34 603	**35 098**	33 864	**960**	739	**615**	
Operating profit before depreciation, goodwill amortisation and leasing interest paid	**4 809**	3 976	**3 745**	3 279	**790**	697	**274**	
Leasing interest paid included in cost of sales	**(290)**	(295)			**(290)**	(295)		
Depreciation	**(1 535)**	(1 226)	**(1 023)**	(923)	**(372)**	(303)	**(140)**	
Goodwill amortisation	**(148)**	(113)	**(113)**	(113)			**(35)**	
Operating profit	**2 836**	2 342	**2 609**	2 243	**128**	99	**99**	
Fair value adjustments on financial instruments	**(107)**	(334)	**(107)**	(334)				
Finance costs	**(468)**	(531)	**(371)**	(531)	**(1)**		**(96)**	
Income from investments	**259**	274	**223**	274	**6**		**30**	
Profit before exceptional items	**2 520**	1 751	**2 354**	1 652	**133**	99	**33**	
Exceptional items	**40**	81	**45**	81	**(5)**			
Profit before taxation	**2 560**	1 832	**2 399**	1 733	**128**	99	**33**	
Taxation	**891**	604	**831**	571	**39**	33	**21**	
Profit after taxation	**1 669**	1 228	**1 568**	1 162	**89**	66	**12**	
Income from associates and joint ventures	**107**	114	**78**	114			**29**	
Net profit	**1 776**	1 342	**1 646**	1 276	**89**	66	**41**	
Attributable to:								
Minority shareholders	**259**	212	**244**	212	**15**			
Barloworld Limited shareholders	**1 517**	1 130	**1 402**	1 064	**74**	66	**41**	
	1 776	1 342	**1 646**	1 276	**89**	66	**41**	
KEY FINANCIAL RATIOS BY SEGMENT								
Total borrowings to total shareholders' funds (%)**								
Actual	**64.9**	58.9	**21.0**	29.1	**598.2**	814.6	**299.5**	
Target (note 1)			20 – 40		600 – 800		200 – 300	
Interest cover (times)**								
Actual	**4.5**	3.3	**7.6**	4.3	**1.5**	1.3	**1.7**	
Target	> 3		> 5		> 1		> 2	

Note 1 – The group target is dependent on the relative mix of assets between the three segments.

\# *The income received on the leasing net assets (finance and rental income) and the interest paid on the borrowings are regarded as operational items and are included in operating profits. Leasing results are stated excluding consolidation adjustments and inter-group eliminations.*

** *Refer to note 2 on pages 122 and 123 for definitions.*

	2004 Cost Rm	2004 Accumulated depreciation and impairments Rm	2004 Net book value Rm	2003 Cost Rm	2003 Accumulated depreciation and impairments Rm	2003 Net book value Rm
4. PROPERTY, PLANT AND EQUIPMENT						
Group						
Freehold land and buildings	1 637	392	1 245	1 794	387	1 407
Leasehold land and buildings	246	59	187	217	55	162
Investment property	17	3	14	31	5	26
Plant, equipment and furniture	4 117	2 543	1 574	4 482	2 636	1 846
Vehicles and aircraft	964	409	555	956	374	582
Capitalised leased plant and equipment, vehicles and furniture	579	179	400	509	152	357
Environmental rehabilitation assets	39	17	22	40	16	24
Rental assets – vehicles	3 500	180	3 320			
Rental assets – equipment	4 706	2 289	2 417	4 404	2 136	2 268
	15 805	6 071	9 734	12 433	5 761	6 672
Less: Vehicle rental fleet and vehicles held for sale reflected under current assets+			2 006			
			7 728			6 672
+ Made up as follows:						
Vehicle rental fleet			1 887			
Vehicle fleet held for sale			119			
			2 006			
Company						
Freehold land and buildings	124	21	103	118	18	100
Equipment, vehicles, aircraft and furniture	242	48	194	176	31	145
	366	69	297	294	49	245

Property, plant and equipment with a net book value of R1 062 million (2003: R1 203 million) is encumbered as reflected in note 14.

The insurable value of the group's property, plant and equipment as at 30 September 2004 amounted to R26 641 million (2003: R25 668 million). This is based on the cost of replacement of such assets, except for motor vehicles and certain selected assets, which are included at estimated retail value.

Nine investment properties (2003: sixteen) are held of which nine are income generating (2003: fourteen) and none are vacant (2003: two). Income earned during the 2004 financial year amounts to R4 million (2003: R8 million), while direct operating expenses incurred were R1 million (2003: R1 million).

The fair value of the investment properties is R59 million (2003: R61 million). The valuations were done by a chartered surveyor on the existing use value method.

The registers of land and buildings are open for inspection at the registered offices of the companies.

The historic value of land and residual value of plant and equipment amounts to R1 686 million (2003: R1 024 million).

4. PROPERTY, PLANT AND EQUIPMENT continued

Group

Movement of property, plant and equipment

	Freehold and leasehold land and buildings Rm	Investment property Rm	Plant, equipment and furniture Rm	Vehicles and aircraft Rm	Capitalised leased assets Rm	Environmental rehabilitation assets Rm	Rental assets – vehicles* Rm	Rental assets – equipment* Rm	Total Rm
2004									
Net balance at 1 October 2003	1 569	26	1 846	582	357	24		2 268	6 672
Subsidiaries acquired	51		66	8	19		3 112	166	3 422
Other additions	118		361	212	85		1 506	1 074	3 356
Impairment of assets	4							(28)	(24)
Translation differences (net) **	(59)		(7)	(5)	1	(1)	52	(37)	(56)
	1 683	26	2 266	797	462	23	4 670	3 443	13 370
Other disposals	(199)	(11)	(331)	(119)	(16)		(1 079)	(346)	(2 101)
Depreciation	(52)	(1)	(361)	(123)	(46)	(1)	(271)	(680)	(1 535)
Net balance at 30 September 2004	1 432	14	1 574	555	400	22	3 320	2 417	9 734
Less: Vehicle rental fleet and vehicles held for sale reflected under current assets									2 006
Balance reflected as property, plant and equipment									7 728
2003									
Net balance at 1 October 2002	1 762	31	2 253	588	288	25		2 618	7 565
Subsidiaries acquired	26		1	2				6	35
Other additions	142	12	363	168	120			1 039	1 844
Impairment of assets	(8)		102	1					95
Translation differences (net) **	(288)		(422)	(22)				(536)	(1 268)
	1 634	43	2 297	737	408	25		3 127	8 271
Other disposals	(8)	(15)	(69)	(52)	(18)			(211)	(373)
Depreciation	(57)	(2)	(382)	(103)	(33)	(1)		(648)	(1 226)
Net balance at 30 September 2003	1 569	26	1 846	582	357	24		2 268	6 672

* Future minimum lease receivables under non-cancellable operating leases:	2004 Rm	2003 Rm
Within one year	1 116	266
Two to five years	1 073	393
More than five years	172	16
	2 361	675

** The translation differences are made up as follows:	2004 Rm	2003 Rm
Cost	(141)	(2 703)
Accumulated depreciation	85	1 435
	(56)	(1 268)

Equipment rental assets include the following:

– Materials handling equipment rented to customers in South Africa, the United Kingdom and the United States and capital equipment in southern Africa and Europe.

Vehicle rental assets include the following:

– Short-term motor vehicle fleet in South Africa, Scandinavia, Botswana, Namibia and Mozambique for rent to customers for periods varying between 1 to 30 days. In South Africa 22% of the fleet value carries a guaranteed buy-back from the manufacturer and 100% in Scandinavia.
– Long-term vehicle fleet in southern Africa leased to customers for periods in excess of 12 months with an average lease term of 32 months and a residual value of 40%.

	Freehold and leasehold land and buildings Rm	Plant, equipment and furniture Rm	Vehicles and aircraft Rm	Total Rm
4. PROPERTY, PLANT AND EQUIPMENT continued				
Company				
Movement of property, plant and equipment				
2004				
Net balance at 1 October 2003	**100**	**15**	**130**	**245**
Other additions	**6**	**6**	**61**	**73**
	106	**21**	**191**	**318**
Other disposals			**(1)**	**(1)**
Depreciation	**(3)**	**(5)**	**(12)**	**(20)**
Net balance at 30 September 2004	**103**	**16**	**178**	**297**
2003				
Net balance at 1 October 2002	97	16	118	231
Other additions	6	5	23	34
	103	21	141	265
Depreciation	(3)	(6)	(11)	(20)
Net balance at 30 September 2003	100	15	130	245

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004** Rm	2003 Rm
5. OTHER NON-CURRENT ASSETS				
Interest in subsidiaries			**5 628**	3 054
Listed and unlisted investments	**56**	56	**5**	5
Preference shares (note 35) *	**247**	247		
Investment in Portland Holdings Limited	**315**			
Bills and leases discounted with recourse and repurchase obligations	**13**	48		
Pension fund assets (note 30)	**205**	175		
Other receivables	**206**	143		
Other derivatives	**30**		**32**	
Other non-current loans and deposits **	**14**	18		
Barloworld Share Purchase Scheme #	**10**	12	**10**	12
	1 096	699	**5 675**	3 071
Interest in subsidiaries				
Shares as originally stated (note 34)			**1 993**	478
Amounts written off				(2)
Amounts owing by subsidiaries (note 34)			**4 212**	3 452
			6 205	3 928
Amounts owing to subsidiaries (note 34)			**577**	874
			5 628	3 054

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
5. OTHER NON-CURRENT ASSETS continued				
Available-for-sale investments (note 35)				
Listed investments opening balance	**8**	17		1
Disposals and other movements	**(3)**	(5)		(1)
Fair value adjustment in current year	**3**	(4)		
Fair value of listed investments	**8**	8		
Unlisted investments opening balance	**48**	52	**5**	5
Additions, disposals and other movements	**(4)**	(6)		
Fair value adjustment in current year	**4**	2		
Fair value of unlisted investments	**48**	48	**5**	5
Investment in Portland Holdings Limited	**315**			
Total carrying value	**371**	56	**5**	5
Valuation of shares				
Market value – listed investments	**8**	8		
Directors' valuation of unlisted investments	**48**	48	**5**	5
Directors' valuation of Portland Holdings Limited	**315**			
Total fair value	**371**	56	**5**	5

* The investment in preference shares is encumbered as per notes 14 and 28.

** **Other non-current loans and deposits**

Included in the 2003 non-current loans and deposits are the following housing loans made to directors in terms of members' resolutions. These loans are secured by first mortgages over properties, bear interest at 7% per annum and are repayable in full no later than six months after retirement, retrenchment or death. Where loans exceed R100 000, the excess bears interest at 17% per annum. During 2004 all loans were repaid in full.

	2004	2003
	R	R
Director		
MD Coward		139 350
AJ Lamprecht		100 000
		239 350

\# **Barloworld Share Purchase Scheme**

Included are loans to executive directors for the purchase of shares amounting to R8 million (2003: R9 million). The loans are secured by pledge of the shares and are repayable within 10 years of granting of the option or within nine months of death or immediately on ceasing to be an employee, except in the case of retirement. Interest rates vary in accordance with the terms and provisions of the trust deed and range from 3.17% to 8.5%.

	GROUP Goodwill Rm	Capitalised software Rm	Patents, trademarks and development costs Rm	Total Rm	COMPANY Patents and trademarks Rm
6. GOODWILL AND INTANGIBLE ASSETS					
2004					
Cost					
At 1 October 2003	**1 935**	**406**	**71**	**2 412**	**40**
Additions	**1 410**	**44**	**9**	**1 463**	**1**
Disposals		**(11)**	**(3)**	**(14)**	
Reversal of amounts previously written off			**1**	**1**	
Translation differences	**(51)**	**(9)**		**(60)**	
At 30 September 2004	**3 294**	**430**	**78**	**3 802**	**41**
Accumulated amortisation					
At 1 October 2003	**627**	**176**	**29**	**832**	**8**
Charge for the year (note 19)	**148**	**62**	**7**	**217**	**3**
Additions	**2**	**1**		**3**	
Disposals		**(5)**	**(3)**	**(8)**	
Impairment	**111**	**6**		**117**	
Translation differences	**(26)**	**(7)**		**(33)**	
At 30 September 2004	**862**	**233**	**33**	**1 128**	**11**
Carrying amount					
At 30 September 2004	**2 432**	**197**	**45**	**2 674**	**30**
2003					
Cost					
At 1 October 2002	2 022	366	59	2 447	39
Restatement for change in treatment of foreign currency goodwill (note 31)	178			178	
Additions	110	33	5	148	1
Reversal of amounts previously written off			7	7	
Translation differences	(375)	7		(368)	
At 30 September 2003	1 935	406	71	2 412	40
Accumulated amortisation					
At 1 October 2002	401	120	23	544	6
Restatement for change in treatment of foreign goodwill (note 31)	51			51	
Charge for the year (note 19)	113	56	5	174	2
Additions	7			7	
Impairment	131	3	1	135	
Translation differences	(76)	(3)		(79)	
At 30 September 2003	627	176	29	832	8
Carrying amount					
At 30 September 2003	1 308	230	42	1 580	32

	GROUP		GROUP	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
7. INVESTMENT IN ASSOCIATES AND JOINT VENTURES *				
Investment in associates	**83**	416		
Interest in joint ventures	**236**	119		
	319	535		
	ASSOCIATES		JOINT VENTURES	
Cost of investment excluding goodwill	**588**	281	**103**	107
Share of retained earnings	**161**	131	**22**	12
Beginning of year	**131**	80	**12**	15
Increase for the year:	**53**	58	**17**	17
Normal and exceptional profit for the year **	**64**	81	**43**	33
Dividends received	**(11)**	(23)	**(26)**	(16)
Other movements	**(23)**	(7)	**(7)**	(20)
Avis associate now a subsidiary	**(653)**			
Carrying value excluding amounts owing	**96**	412	**125**	119
Loans and advances (to)/from associates and joint ventures	**(13)**	4	**111**	
Carrying value including amounts owing	**83**	416	**236**	119
Carrying value by category				
Listed associates – shares at carrying value		323		
Unlisted associates and joint ventures – shares at carrying value	**96**	89	**125**	119
	96	412	**125**	119
Valuation of shares				
Market value – listed associate companies		595		
Directors' valuation of unlisted associate companies and joint ventures	**193**	189	**237**	204
	193	784	**237**	204
Aggregate of associate companies and joint ventures' net assets, revenue and profit (100%)				
Property, plant and equipment and other non-current assets	**270**	3 140	**63**	74
Current assets	**311**	2 302	**702**	314
Long-term liabilities	**91**	591	**167**	99
Current liabilities	**150**	155	**403**	151
Revenue	**835**	1 584	**3 362**	2 083
Profit after tax	**77**	135	**85**	71

* *Refer notes 36 and 37 for a detailed list of associate and joint venture companies.*

** *Refer note 3 for a breakdown by business segment of equity accounted income.*

	GROUP 2004 Rm	GROUP 2003 Rm
8. FINANCE LEASE RECEIVABLES		
Amounts receivable under finance leases:		
Gross investment	2 573	3 502
Less: Unearned finance income	(406)	(656)
Present value of minimum lease payments receivable	2 167	2 846
Receivable as follows:		
Present value		
Within one year (note 10)	536	579
Non-current portion	1 631	2 267
In the second to fifth year inclusive	1 464	2 080
After five years	167	187
	2 167	2 846
Minimum lease payments		
Within one year	686	851
In the second to fifth year inclusive	1 697	2 464
After five years	190	187
	2 573	3 502
Less: Unearned finance income	(406)	(656)
	2 167	2 846

The fair value of the group's finance lease receivables as at 30 September 2004 is R2 167 million (2003: R2 846 million).

Provisions for uncollectable finance lease receivables amount to R31 million (2003: R54 million).

Unguaranteed residual values of assets leased under finance leases are estimated at R475 million (2003: R362 million) for non-South African leasing operations and nil (2003: R60 million) for South African leasing operations.

The interest rate charged in South Africa on the leases is linked to the prime rate for the lease term, which is three years on average. The equipment leasing book was sold in the current year. The weighted average interest rate on lease receivables for the year ended 30 September 2003 was 13.8%.

The interest rate charged in the United Kingdom and United States on the leases is fixed at inception for the duration of the lease term which is typically between four and five years. The weighted average interest rate on lease receivables for the year ended 30 September 2004 was 8% (2003: 10.5%).

Certain of the receivables in the United Kingdom and United States are subject to a securitisation arrangement – refer to note 14 for details.

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
9. INVENTORIES				
Raw materials and components	**395**	425		
Work in progress	**297**	277		
Finished goods	**2 329**	2 079		
Merchandise	**1 394**	1 506		
Consumable stores	**92**	102		
Buy-back commitments	**618**	615		
Other inventories	**9**	6		
	5 134	5 010		
The value of inventories has been determined on the following basis:				
First-in first-out and specific identification	**4 700**	4 682		
Weighted average	**434**	328		
	5 134	5 010		
Inventory pledged as security for liabilities	**6**	42		
The secured liabilities are included under trade and other payables (note 16)				
Inventory recognised as an expense during the year	**24 787**	23 232		
Amount of writedown of inventory to net realisable value and losses of inventory	**35**	85		
Amount of reversals of previous inventory writedowns	**4**			
10. TRADE AND OTHER RECEIVABLES				
Trade receivables	**4 209**	3 912		
Less: Provision for doubtful debts	**(198)**	(194)		
Finance lease receivables (note 8)	**536**	579		
Bills and leases discounted with recourse	**111**	147		
Fair value of derivatives		4		
Other receivables and prepayments	**606**	476	**6**	13
Dividends accrued	**2**		**232**	9
	5 266	4 924	**238**	22
Trade receivables of R2 million (2003: R2 million) are pledged as security for liabilities.				
11. CASH AND CASH EQUIVALENTS				
Cash on deposit	**1 294**	1 500		
Other cash and cash equivalent balances	**149**	47	**9**	4
	1 443	1 547	**9**	4
Cash and cash equivalents are comprised as follows:				
South African rand	**313**	297	**9**	4
Foreign currencies	**1 130**	1 250		
	1 443	1 547	**9**	4

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
12. SHARE CAPITAL AND PREMIUM				
Authorised share capital				
500 000 6% non-redeemable cumulative preference shares of R2 each	**1**	1	**1**	1
300 000 000 ordinary shares of 5 cents each	**15**	15	**15**	15
	16	16	**16**	16
Issued share capital				
375 000 6% non-redeemable cumulative preference shares of R2 each (2003: 375 000)	**1**	1	**1**	1
222 892 403 ordinary shares of 5 cents each (2003: 215 430 249)	**11**	11	**11**	11
19 090 900 shares held by a subsidiary in respect of share buy-back (2003: 19 090 900)	**(2)**	(2)		
	10	10	**12**	12
Share premium	**1 199**	702	**1 234**	767
Balance at beginning of year	**702**	672	**767**	737
Premium on share issues	**467**		**467**	
Equity movement on convertible bond realisation	**30**			
Premium on odd lot share offer shares issued		30		30
Total issued share capital and premium	**1 209**	712	**1 246**	779

	2004	2003
Issued shares		
Total number of shares in issue at beginning of year	**215 430 249**	214 309 448
Issued during the year:		
To acquire Avis Southern Africa Limited	**5 589 763**	
Share options exercised	**440 473**	1 120 801
Convertible bond	**1 431 918**	
	222 892 403	215 430 249
Number of shares bought back in prior years	**(19 090 900)**	(19 025 200)
Number of shares bought back during the year in terms of odd lot offer		(65 700)
Total number of shares in issue at end of year, net of buy-back	**203 801 503**	196 339 349
Unissued shares		
Ordinary shares reserved to meet the requirements of the Barloworld Share Option Scheme	**27 861 550**	26 928 781
Ordinary shares reserved to meet the requirements of the US$75 million convertible bond		3 022 242
Ordinary shares	**49 246 047**	54 618 728
	77 107 597	84 569 751
6% non-redeemable cumulative preference shares	**125 000**	125 000

12. SHARE CAPITAL AND PREMIUM continued

Notes:

1. No further shares were purchased by the company during the year in terms of its buy-back programme.
2. The members in general meeting on 23 January 1995 reserved shares for the purposes of the Barloworld Share Option Scheme.
3. The company's US$75 million convertible bond matured on 19 September 2004. Arising therefrom 1 431 918 shares were issued and the need to reserve shares for purposes of the convertible bond has fallen away.

The following options granted to directors and executives are unexercised:

Option price (cents)	Date from which exercisable	Expiry date	Directors	Executives#	Ceded*	Total options unexercised
4 300	21 May 1999	21 May 2006		264 335	1 399 832	1 664 167
4 600	6 March 2000	6 March 2007			50 000	50 000
4 765	13 June 2000	13 June 2007	13 334	246 257	310 675	570 266
4 450	16 Feb 2001	16 Feb 2008	30 000		340 000	370 000
4 100	1 April 2001	1 April 2008	45 000	709 924	1 697 410	2 452 334
2 325	1 Sept 2001	1 Sept 2008	117 400	412 741	418 546	948 687
2 855	1 March 2002	1 March 2009			45 000	45 000
4 415	26 Feb 2003	26 Feb 2010		20 000	10 000	30 000
3 670	29 May 2003	29 May 2010	230 000	1 233 663	619 107	2 082 770
4 570	25 Sept 2004	25 Sept 2011	216 200	1 763 235	71 450	2 050 885
5 820	25 Sept 2005	25 Sept 2012		45 000		45 000
4 750	1 April 2006	1 April 2013	315 000	1 813 400		2 128 400
6 780	26 May 2007	26 May 2010	330 000	1 875 200		2 205 200
			1 296 934	8 383 755	4 962 020	14 642 709

	GROUP AND COMPANY 2004	2003
Movement for the year:		
Options at beginning of year	**12 897 848**	12 088 210
Options granted	**2 205 200**	2 148 900
Options exercised or lapsed	**(460 339)**	(1 339 262)
Options unexercised at year-end	**14 642 709**	12 897 848
Held by:		
Directors and executives	**9 680 689**	9 867 278
Financial institutions	**4 962 020**	3 030 570
	14 642 709	12 897 848

* *In terms of the rules of the Barloworld Share Option Scheme, options may be ceded to an approved financial institution.*

\# *The unexercised share options granted to retired directors and executives are included in this column.*

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
13. DEFERRED TAXATION				
Movement of deferred taxation				
Balance at beginning of year				
– deferred tax assets	**456**	385	**36**	34
– deferred tax liabilities	**621**	617		
Net liability/(asset) at beginning of year	**165**	232	**(36)**	(34)
Recognised in income statement this year	**79**	(21)	**(28)**	(3)
Rate change adjustment	**(2)**			
Arising on acquisition and disposal of subsidiaries	**48**	1		
Translation differences	**10**	(73)		
Accounted for directly in equity	**1**			
Other movements	**4**	26		1
Net liability/(asset) at end of year	**305**	165	**(64)**	(36)
– deferred taxation assets	**498**	456	**64**	36
– deferred taxation liabilities	**803**	621		
Analysis of deferred taxation by type of temporary difference				
Deferred taxation assets				
Capital allowances	**(22)**	63	**(15)**	(2)
Provisions	**336**	310	**3**	1
Prepayments and other receivables	**23**	24		
Effect of tax losses	**139**	74	**76**	41
Other temporary differences	**22**	(15)		(4)
	498	456	**64**	36
Deferred tax liabilities				
Capital allowances	**855**	649		
Provisions	**(52)**	(41)		
Prepayments and other receivables	**(4)**	20		
Other temporary differences	**4**	(7)		
	803	621		
Amount of deferred tax expense/(income) recognised in the income statement				
Capital allowances	**234**	(63)	**9**	1
Provisions	**(27)**	(9)	**(1)**	
Prepayments and other receivables	**(26)**	8		
Effect of tax losses	**(21)**	76	**(35)**	(4)
Other temporary differences	**(81)**	(33)	**(1)**	
	79	(21)	**(28)**	(3)

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
14. NON-CURRENT LIABILITIES				
Total SA rand and foreign currency borrowings (note 32.3)	**6 190**	4 154	**1 550**	
Less: Current portion redeemable and repayable within one year (note 15)	**(1 319)**	(750)		
Interest bearing	**4 871**	3 404	**1 550**	
Liability portion of convertible bond #				
Convertible bond		216		
Equity portion		(36)		
Less: Current portion transferred to short-term loans (note 15)		(180)		
Non-interest-bearing liabilities	**1 215**	845	**46**	
Post-retirement benefit provisions	**151**	130		
Other provisions	**352**	124	**46**	
Non-current provisions (note 17)	**503**	254	**46**	
Bills and leases discounted with recourse and repurchase obligations	**413**	444		
Fair value of derivatives	**34**			
Retirement benefit obligation (note 30)	**69**	13		
Other creditors	**196**	134		
Deferred tax liabilities (note 13)	**803**	621		
Total non-current liabilities	**6 889**	4 870	**1 596**	

\# *US$75 million was raised in 1994 through Barloworld International Investments Plc by way of a 10-year convertible bond issue guaranteed by Barloworld Limited. The bonds carried a coupon rate of 7% and were convertible into Barloworld Limited ordinary shares at a conversion price per share of R35.20 at a fixed exchange rate of R4.055 per US dollar. The bonds were convertible at the option of the holder between May 1995 and September 2004. The company, under certain circumstances, had a call option to convert the bonds into ordinary shares at any time from 20 September 1999 to maturity date. During the current year bonds to the value of $10.4 million (2003: nil) were repurchased with the remainder converted through the issue of 1 431 918 Barloworld shares.*

Included above are secured liabilities as follows:	Liabilities secured 2004 Rm	Liabilities secured 2003 Rm	Net book value of assets encumbered 2004 Rm	Net book value of assets encumbered 2003 Rm
Secured liabilities				
Secured loans				
South African rands	**48**		**59**	
Foreign currencies	**1 684**	924	**1 867**	909
Liabilities under capitalised finance leases (note 28)				
South African rands	**530**	452	**491**	661
Foreign currencies	**935**	898	**818**	789
Total secured liabilities	**3 197**	2 274	**3 235**	2 359
Assets encumbered are made up as follows:				
Property, plant and equipment (note 4)			**1 062**	1 203
Finance lease receivables (note 8)			**1 926**	909
Investments (note 5)			**247**	247
			3 235	2 359

14. NON-CURRENT LIABILITIES continued

Summary of group borrowings by currency and by year of redemption or repayment

Group R million	**Total owing 2004**	Repayable during the year ending 30 September 2005	2006	2007	2008	2009 and onwards	Total owing 2003
Total SA rand	**3 091**	48	841	330	176	1 696	1 459
US dollar	**444**	62	46	34	292	10	701
UK sterling	**1 931**	543	487	354	266	281	1 807
Norwegian krone	**243**	243					
Swedish krone	**409**	409					
Euro	**36**		36				172
Other	**36**	14	8	6	5	3	15
Total foreign currencies	**3 099**	1 271	577	394	563	294	2 695
Total SA rand and foreign currency liabilities	**6 190**	1 319	1 418	724	739	1 990	4 154

Included in secured liabilities are loans in the United Kingdom and United States amounting to R1 018 million (2003: R909 million), which are secured by a charge over specific lease receivables under a securitisation transaction. Repayment of the loans will only be made from cash received from the specific receivables subject to the securitisation transaction that amounted to R1 010 million as at 30 September 2004 (R909 million as at 30 September 2003).

Company R million	**Total owing 2004**	Repayable during the year ending 30 September 2005	2006	2007	2008	2009 and onwards	Total owing 2003
Total SA rand *	**1 550**					1 550	

* *This amount represents the issue of a corporate bond in July 2004, which is listed on the South African Bond Exchange under the code BAW1. The bond matures in July 2011 and carries a fixed coupon of 10.7% per annum which represents a premium of 112 basis points above the comparable Treasury stock R153 at the time of issue. Fifty percent of the interest was converted to short-term rates through the conclusion of an interest rate swap (note 32.3).*

15. AMOUNTS DUE TO BANKERS AND SHORT-TERM LOANS

	GROUP **2004** Rm	GROUP 2003 Rm	COMPANY **2004** Rm	COMPANY 2003 Rm
Bank overdrafts and acceptances	**678**	818		944
Short-term loans	**842**	991		
Current portion of long-term borrowings (note 14)	**1 319**	750		
	2 839	2 559		944
Current portion of convertible bond (note 14)		180		
	2 839	2 739		944
Amounts due to bankers and short-term loans are comprised as follows:				
South African rand	**1 133**	1 571		944
Foreign currencies	**1 706**	1 168		
	2 839	2 739		944

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
16. TRADE AND OTHER PAYABLES				
Trade and other payables	**5 073**	4 470	**32**	35
Fair value of derivatives	**88**	129		
Bills and leases discounted with recourse and repurchase obligations	**111**	147		
	5 272	4 746	**32**	35
17. PROVISIONS				
Non-current (note 14)	**503**	254	**46**	
Current	**499**	504	**30**	10
	1 002	758	**76**	10

	Total 2004 Rm	Environmental rehabilitation Rm	Onerous contracts Rm	Insurance claims Rm	Maintenance contracts Rm	Post-retirement benefits Rm	Warranty claims Rm	Rights to Avis shares Rm	Other Rm
Group									
Movement of provisions									
Balance at beginning of year as previously reported	**758**	103	46	69	126	271	85		58
Amounts added	**1 023**	2	10	43	456	57	155	166	134
Amounts used	**(663)**		(20)	(30)	(262)	(29)	(158)	(65)	(99)
Amounts reversed unused	**(111)**		(2)		(1)	(102)	(1)		(5)
Unwinding of discount in present valued amounts	**2**	2							
Translation adjustments	**(10)**				(4)	(4)	(1)		(1)
Other	**3**	1	(1)		(1)	(1)	2		3
Balance at end of year	**1 002**	108	33	82	314	192	82	101	90
To be incurred:									
Within one year	**499**	6	24	82	184	41	81		81
Between two to five years	**308**	19	8		130	40	1	101	9
More than five years	**195**	83	1			111			
	1 002	108	33	82	314	192	82	101	90

17. PROVISIONS continued

Environmental rehabilitation

The provisions relate to factory decommissioning and quarry rehabilitation costs in Pretoria Portland Cement. Group companies are required to restore mine and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project.

Onerous contracts

The provisions include closure provisions for previously discontinued operations, consisting mainly of future rental costs on unoccupied leased properties. The provision is calculated based on the discounted present value of contractual rental costs less estimated future rental receipts.

Insurance claims

The provision arises from outstanding claims in Barloworld Insurance Limited which manages the group's insurance programme.

Maintenance contracts

This relates to deferred revenue on maintenance and repair contracts on capital equipment, forklift trucks and motor vehicles. Assumptions include the estimation of maintenance and repair costs over the life cycle of the assets concerned.

Post-retirement benefits

The provisions comprise mainly post-retirement benefits for existing and former employees. Actuarial valuations were used to determine the value of the provisions where necessary. The actuarial valuations are based on assumptions which include employee turnover, discount rates, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

Warranty claims

The provisions relate principally to warranty claims on capital equipment, spare parts and service. The estimate is based on claims notified and past experience.

Rights to Avis shares

Avis Southern Africa Limited (Avis) granted rights to their employees in terms of the Avis Share Incentive Scheme. On acquisition of Avis, these rights were converted into cash-based payments. The provision represents the fair value of the liability for these payments. Assumptions have been made regarding employee turnover, the discount rate and the pattern of exercise of the rights.

18. REVENUE

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
Sale of goods	**30 838**	29 673		
Rendering of services	**3 223**	3 075	**192**	160
Rentals received	**1 633**	1 055	**50**	37
Hire-purchase and finance lease income	**960**	739		
Other	**19**	61		
	36 673	34 603	**242**	197

Where companies act as agents and are remunerated on a commission basis, only the commission income, and not the value of the business handled, is included in revenue. Interest and dividends received are not included in revenue, but as income from investments in note 22.

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
19. OPERATING PROFIT				
Operating profit is arrived at after taking into account the items detailed below:				
Cost of sales *	**28 472**	27 264		
Included above is interest paid by leasing operations:				
External	**211**	181		
Group (note 22)	**79**	114		
	290	295		
Operating expenses by nature				
Income from subsidiaries:				
Interest			**113**	105
Dividends			**2 411**	836
			2 524	941
Depreciation (note 4)	**1 535**	1 226	**20**	20
Goodwill amortisation (note 6)	**148**	113		
Amortisation of intangibles excluding goodwill (note 6)	**69**	61	**3**	2
Operating lease charges:				
Land and buildings	**262**	226		
Plant, vehicles and equipment	**76**	59		1
	338	285		1
Research and development costs	**48**	37		
Administration, management and technical fees paid	**99**	82	**3**	7
Auditors' remuneration:				
Audit fees	**43**	42	**3**	3
Fees for other services	**10**	11		
Expenses	**1**	1		
	54	54	**3**	3
Directors' emoluments paid by holding company and subsidiaries (note 33):				
Executive directors				
Salaries	**17**	20		
Bonuses	**17**	20		
Retirement and medical contributions	**4**	11		
Share options exercised/ceded	**6**	5		
Car allowances	**2**	1		
Other benefits		2		
	46	59		
Non-executive directors				
Fees	**3**	3		
Fees for services to subsidiaries	**1**	1		
Share options exercised/ceded		3		
	4	7		
Total directors' emoluments	**50**	66		

* *Cost of sales includes depreciation of R1 074 million (2003: R924 million), as well as operating lease charges of R92 million (2003: R129 million) and staff costs of R2 016 million (2003: R1 730 million).*

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
19. OPERATING PROFIT continued				
Staff costs (excluding directors' emoluments)	3 325	3 235	75	42
(Profit)/loss on disposal of rental assets, car hire and fleet rental vehicles	(115)	25		
Profit on disposal of other plant and equipment	(15)	(6)		
Amounts expensed in respect of retirement benefit plans (note 30):				
Defined contribution funds	223	210	7	5
Defined benefit funds	175	93		3
Fees paid to group companies			15	37
Other non-disclosable items	1 009	763	92	80
	6 943	6 244	(2 306)	(741)
Net operating expenses/(revenue) by function				
Distribution costs	2 105	1 573		
Administrative costs	3 918	3 378	218	200
Other operating costs	1 176	1 442		
Other operating income	(256)	(149)	(2 524)	(941)
	6 943	6 244	(2 306)	(741)
20. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS				
(Losses)/gains on conversion of foreign currency monetary items	(22)	18		
Losses on other financial instruments	(85)	(352)	(8)	(9)
	(107)	(334)	(8)	(9)
21. FINANCE COSTS				
Interest paid:				
Convertible bond	(4)	(20)		
Other term borrowings	(36)	(42)		
Bank and other borrowings	(300)	(371)	(132)	(108)
On capitalised finance leases	(130)	(89)		
Monetary profit/(loss) on hyperinflation accounting	2	(9)		
	(468)	(531)	(132)	(108)
22. INCOME FROM INVESTMENTS				
Dividends				
Listed investments		1		
Unlisted investments	29	29		1
Interest received	151	130	3	2
Group interest received from leasing operations *	79	114		
	259	274	3	3

* *Interest paid by leasing operations disclosed under cost of sales (note 19).*

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
23. EXCEPTIONAL ITEMS				
Profit on disposal of properties, investments and subsidiaries	**108**	123		
Realisation of translation reserve on liquidation of offshore subsidiary	**(57)**			
Reversal of pension fund closure provision	**100**			
Impairment of assets	**(108)**	(45)		
Other		3	**5**	43
	43	81	**5**	43
Attributable exceptional items of associates (impairment losses)	**(3)**			
Gross exceptional profits	**40**	81	**5**	43
Taxation	**(23)**	11		
	17	92	**5**	43
Minority interest		(1)		
Net exceptional profits	**17**	91	**5**	43
24. TAXATION				
South African normal taxation				
Current year	**444**	249		
Prior year	**(4)**	(10)		
	440	239		
Foreign and withholding taxation				
Current year	**296**	319	**4**	5
Prior year	**(10)**	(2)		
	286	317	**4**	5
Deferred taxation				
Current year	**114**	8	**5**	3
Prior year	**1**	(18)	**2**	(6)
Attributable to a change in the rate of income tax	**(2)**			
	113	(10)	**7**	(3)
Secondary taxation on companies				
Current year	**88**	69		
Deferred	**(36)**	(11)	**(35)**	
	52	58	**(35)**	
Taxation attributable to the company and its subsidiaries	**891**	604	**(24)**	2

	GROUP 2004 %	GROUP 2003 %
24. TAXATION continued		
Reconciliation of rate of taxation:		
Group		
Effective rate of taxation, calculated as:		
Taxation (excluding prior year tax, exceptional taxation and secondary tax on companies) as a percentage of profit before taxation (excluding exceptional items and goodwill)	30.8	31.7
Reduction in rate of taxation	3.4	2.4
Exempt income	0.8	1.4
Adjustment due to inclusion of dividend income	0.3	0.5
Tax losses of prior periods	2.3	0.5
Increase in rate of taxation	(4.2)	(4.1)
Disallowable charges	(2.0)	(1.1)
Foreign tax differential	(1.1)	(2.4)
Current year's tax losses in subsidiaries available for allowance against their future taxable profits	(1.1)	(0.5)
Capital gains tax		(0.1)
Net increase in rate of taxation for the year	(0.8)	(1.7)
South African normal taxation rate	30.0	30.0

Company

Excluding dividend income, the holding company is in a breakeven profit position. Excluding the impact of STC, taxation paid in the current year relates to R4 million withholding tax.

	2004 Rm	2003 Rm
Group tax losses and STC credits at the end of the year, arising primarily from operating losses, allowable for taxation:		
South African – Tax losses	249	122
– Unutilised STC credits	315	88
Foreign – Tax losses	128	34
	692	244
Less: Utilised to reduce deferred taxation or create deferred taxation assets	595	244
Losses on which no deferred taxation assets raised due to uncertainty regarding utilisation	97	

25. NET PROFIT AND HEADLINE EARNINGS PER SHARE

	GROUP 2004	GROUP 2003
25.1 Fully converted weighted average number of shares		
Weighted average number of ordinary shares (net of share buy-back)	199 374 681	196 027 500
Increase in number of shares as a result of unexercised share options	4 837 422	3 410 348
	204 212 103	199 437 848
Increase in number of shares assuming conversion of the convertible bond		3 022 242
Fully converted weighted average number of shares	204 212 103	202 460 090

Account is taken of the number of ordinary shares in issue for the period in which they are entitled to participate in the net profit of the group.

	GROUP 2004 Cents	GROUP 2003 Cents	GROUP 2004	GROUP 2003
25. NET PROFIT AND HEADLINE EARNINGS PER SHARE continued				
25.2 Net profit per share (basic)				
Net profit for the year (R millions)			1 517	1 130
The weighted average number of ordinary shares			199 374 681	196 027 500
Net profit per share (basic)	760.9	576.4		
Net profit per share (fully diluted)				
Net profit for the year (R millions)			1 517	1 130
Adjusted for:				
After-tax interest saving assuming conversion of convertible bond where effect is dilutive				14
Net profit for the year adjusted for diluted calculation			1 517	1 144
Fully converted weighted average number of shares (note 25.1)			204 212 103	202 460 090
Net profit per share (fully diluted)	742.9	565.0		
Percentage dilution	2.4	2.0		
25.3 Headline earnings per share (basic)			Rm	Rm
Net profit for the year			1 517	1 130
Profit on disposal of properties, investments and subsidiaries			(108)	(123)
Impairment of assets			108	45
Goodwill amortisation			148	113
Realisation of translation reserves on liquidation of offshore subsidiary			57	
Interest in associate goodwill amortisation			6	9
(Profit)/loss on sale of plant and equipment excluding rental assets			(15)	(6)
Other exceptional items				4
Taxation on exceptional items			(7)	(11)
Attributable exceptional items of associates (impairment losses)			3	
Interest of outside shareholders in exceptional items				1
Headline earnings			1 709	1 162
The weighted average number of ordinary shares			199 374 681	196 027 500
Headline earnings per share (basic)	857.2	592.8		
Headline earnings per share (fully diluted)				
Headline earnings (R millions)			1 709	1 162
After-tax interest saving assuming conversion of convertible bond where effect is dilutive				14
Headline earnings adjusted for diluted calculation			1 709	1 176
Fully converted weighted average number of shares (note 25.1)			204 212 103	202 460 090
Headline earnings per share (fully diluted)	836.9	580.9		
Percentage dilution	2.4	2.0		

	GROUP AND COMPANY 2004 Rm	GROUP AND COMPANY 2003 Rm
26. DIVIDENDS		
Ordinary shares		
Final dividend No 149 paid on 12 January 2004: 200 cents per share (2003: No 146 – 185 cents per share)	**431**	399
Special centenary dividend No 147 paid on 20 January 2003: 100 cents per share		215
Interim dividend No 150 paid on 14 June 2004: 115 cents per share (2003: No 148 – 90 cents per share)	**255**	195
	686	809
Dividend attributable to the share buy-back	**(194)**	(73)
	626	736

On 15 November 2004 the directors declared dividend No 151 of 265 cents per share.

This dividend will be paid to shareholders on 17 January 2005 and has not been included as a liability in these financial statements.

In compliance with the requirements of the JSE Securities Exchange South Africa, the following dates are applicable:

Last day to trade cum dividend	Friday	7 January 2005
Shares trade ex dividend	Monday	10 January 2005
Record date	Friday	14 January 2005
Payment date	Monday	17 January 2005

Share certificates may not be dematerialised or rematerialised between Monday, 10 January 2005 and Friday, 14 January 2005, both days inclusive.

	GROUP AND COMPANY 2004 Cents	GROUP AND COMPANY 2003 Cents
Analysis of dividends declared in respect of current year's earnings:		
Ordinary dividends per share		
Interim dividend No 150	**115**	90
Final dividend No 151	**265**	200
	380	290

6% cumulative non-redeemable preference shares

Preference dividends totalling R45 000 were declared on 7 October 2003 and 1 April 2004, and paid on 3 November 2003 and 3 May 2004 respectively.

	COMPANY 2004 Rm	COMPANY 2003 Rm
27. BARLOWORLD SHAREHOLDERS' ATTRIBUTABLE INTEREST IN SUBSIDIARIES		
Holding company	**2 440**	865
Less: Dividends received from subsidiaries (note 19)	**(2 411)**	(836)
	29	29
Attributable interest in the aggregate amount of profits and losses of subsidiaries, after taxation, including associate companies:		
Profits	**1 682**	1 310
Losses	**(194)**	(209)
Barloworld Limited shareholders' interest	**1 517**	1 130

	GROUP 2004 Rm	GROUP 2003 Rm
28. COMMITMENTS		
Capital expenditure commitments to be incurred:		
Contracted	**455**	181
Approved	**225**	261
	680	442
Share of joint ventures' capital expenditure commitments to be incurred:		
Contracted	**12**	
	12	

Commitments will be spent substantially in 2005. Capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments	2009 and thereafter Rm	2008 Rm	2007 Rm	2006 Rm	2005 Rm	**2004 Total Rm**	2003 Total Rm
Operating lease commitments							
Land and buildings	725	213	233	265	298	**1 734**	1 166
Motor vehicles	7	15	33	56	82	**193**	155
Other	6	5	12	16	26	**65**	42
	738	233	278	337	406	**1 992**	1 363

Land and buildings commitments include the following:

- Commitments for the operating and administrative facilities used by the majority of business segments. The average lease term is five years. Many lease contracts contain renewal options at fair market rates.
- Properties used for office accommodation and used car outlets in the major southern African cities. Rentals escalate at rates which are in line with the historical inflation rates applicable to the southern African environment. Lease periods do not exceed five years.
- Properties at airport locations. The leases are in general for periods of five years and the rental payments are based on a set percentage of revenues generated at those locations subject to certain minimums.

Motor vehicle commitments are mainly for vehicles in use in the offshore operations. The average lease term is four years.

	2009 and thereafter Rm	2008 Rm	2007 Rm	2006 Rm	2005 Rm	**2004 Total Rm**	2003 Total Rm
28. COMMITMENTS continued							
Financial lease commitments							
Present value of minimum lease payments							
Land and buildings	104	4	2	1		**111**	318
Motor vehicles	12	10	11	12	14	**59**	5
Rental fleets	193	114	139	220	261	**927**	893
Other	68	160	113	13	14	**368**	134
	377	288	265	246	289	**1 465**	1 350
Minimum lease payments							
Land and buildings	158	17	16	14	13	**218**	437
Motor vehicles	13	11	12	14	16	**66**	6
Rental fleets	194	129	160	251	317	**1 051**	962
Other	97	196	140	28	30	**491**	236
Total including future finance charges	462	353	328	307	376	**1 826**	1 641
Future finance charges						**(361)**	(291)
Present value of lease commitments (note 14)						**1 465**	1 350

Land and building commitments are for certain fixed rate leases in the Motor division for trading premises with an average term of twelve years including a purchase option at the end of the term.

Rental fleet commitments arise in Barloworld Finance in the United Kingdom, which has financed certain rental units under capital leases with various institutions. These expire at the same time as the related lease with the customer.

Other commitments include the following items:

- Plant and equipment constructed at PPC's Dwaalboom factory. The repayment terms are R100 million on 30 September 2007 (lease term of four years) and R147 million on 30 September 2008 (lease term of five years). Investments of R247 million have been pledged as security against the liability.
- Plant leased by the Cement division from Saldanha Steel.

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm

29. CONTINGENT LIABILITIES

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
Guarantees for loans, overdrafts and liabilities of subsidiaries			**4 798**	3 000
Bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims	**194**	146		

Litigation, current or pending, is not considered likely to have a material adverse effect on the group.

Buy-back and repurchase commitments not reflected on the balance sheet amount to R222 million (2003: R138 million). The related assets are estimated to have a value at least equal to the repurchase commitment.

There are no material contingent liabilities in joint venture companies.

30. RETIREMENT BENEFIT INFORMATION

It is the policy of the group to encourage, facilitate and contribute to the provision of retirement benefits for all permanent employees. To this end the group's permanent employees are usually required to be members of either a pension or provident fund, depending on their preference and local legal requirements.

Sixty two percent of employees belong to seven defined benefit and 23 defined contribution retirement funds in which group employment is a prerequisite for membership. Of these, five defined benefit and 11 defined contribution funds are located outside of South Africa and accordingly are not subject to the provisions of the Pension Funds Act of 1956. The balance of 38% of employees belong to defined contribution funds associated with industry or employee organisations.

Defined contribution plans

The total cost charged to income of R223 million (2003: R210 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes.

	GROUP	
	2004	2003
	Rm	Rm
Defined benefit plans		
Amounts recognised in income in respect of these schemes are as follows:		
Current service cost	**134**	113
Interest costs	**197**	179
Expected return on plan assets	**(192)**	(204)
	139	88
Net actuarial loss recognised in income statement	**36**	5
Charge to income in respect of defined benefit funds for the year (note 19)	**175**	93
Actual return on plan assets	**234**	318

All defined benefit funds are valued by independent actuaries as follows:

	Valuation interval	Latest statutory valuation
Barlows Pension Fund	Triennial	31 March 2004
Barloworld UK Pension Scheme	Triennial	1 April 2003
Bibby Pension Scheme	Triennial	1 April 2003
Barloworld Australia Superannuation Fund	Triennial	30 June 2002
Japan Pension Scheme	Annual	September 2003
PPC Retirement Fund	Not exceeding three years	28 February 2003
Avis – Liva Bil AS Pension Fund – Norway	Annual	September 2004

30. RETIREMENT BENEFIT INFORMATION continued

Apart from the two funds mentioned below there are no material pension deficits.

The triennial valuation of the two United Kingdom defined benefit pension schemes at 1 April 2003 was done during 2003. The funding position of these schemes has deteriorated since the last valuation primarily due to the significant falls in equity markets, and increased liabilities due to reduced interest rates and the use of increased longevity tables in respect of members. These schemes currently reflect a combined deficit, calculated in terms of IAS19, of £50.1 million (2003: £52.3 million), which will be funded by means of increased company and employee contributions, together with an adjustment to benefits. The schemes were closed to new entrants from 1 April 2002, with all new employees in the United Kingdom required to join the recently established defined contribution scheme.

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

Amount included in the fair value of assets for Barloworld Limited shares amounts to nil.

Amount included in the fair value of the PPC Retirement Fund assets for property occupied or used by PPC is nil (2003: R8 million).

The amount included in the balance sheet arising from the group's obligations in respect of defined benefit retirement benefit plans is set out below (this excludes the impact of the provision for pension fund closure costs*):

	GROUP 2004 Rm	GROUP 2003 Rm
Present value of funded obligation	(3 817)	(3 576)
Unrecognised actuarial losses	809	828
Fair value of plan assets	3 158	2 927
Net asset	150	179
Less: Amount not recognised on balance sheet	14	17
Net asset per balance sheet	**136**	**162**
Asset (note 5)	205	175
Obligation (note 14)	(69)	(13)
Net asset	**136**	**162**
Movement in the net asset in the current year was as follows:		
At beginning of year	162	247
Exchange differences	2	(69)
Contributions	147	80
Expenses	(175)	(96)
At the end of year	**136**	**162**

	South Africa		UK		Australia		Japan	
	2004 %	2003 %	2004 %	2003 %	2004 %	2003 %	2004 %	2003 %
Key assumptions used								
Discount rate	11.0	11.5	5.6	5.5	6.3	6.3	1.8	2.2
Expected return on plan assets	11.0	11.5	7.3	7.0	8.0	7.0	3.0	2.0
Expected rate of salary increases	7.5	8.0	3.5	3.3	4.0	4.0	2.2	3.0
Future pension increases	5.0	5.0	2.5	2.3	2.5	2.5	2.2	2.2

Historically, qualifying employees were granted certain post-retirement medical benefits. The obligation for the employer to pay medical aid contributions after retirement is not part of the conditions of employment for new employees. A number of pensioners and employees in the group remain entitled to this benefit, the cost of which has been fully provided.

* *As reported in the prior year, the board approved a provision in 2002 of R100 million (R70 million net of deferred taxation) to cover additional costs on the closure of one of the group's South African pension funds. As the fund in question now has adequate reserves to cover projected costs, the provision is no longer required and has been written back.*

31. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the adoption of the following new or revised standards.

- IFRS5 Non-current Assets Held for Sale and Discontinued Operations
- IAS1 Presentation of Financial Statements
- IAS2 Inventories
- IAS10 Events after the Balance Sheet Date
- IAS17 Leases
- IAS21 The Effects of Changes in Foreign Exchange Rates
- IAS24 Related Party Disclosures
- IAS28 Investments in Associates
- IAS31 Interest in Joint Ventures
- IAS32 Financial Instruments: Disclosure and Presentation
- IAS33 Earnings per Share
- IAS39 Financial Instruments: Recognition and Measurement
- IAS40 Investment Property

In terms of the revised IAS21 foreign currency goodwill must be translated at exchange rates ruling at the balance sheet date. The group's previous accounting policy was to translate foreign currency goodwill at rates ruling on the transaction date. The impact of this change on the previous financial year is set out below. The impact on the results of 2004 is an additional goodwill amortisation charge of R9 million. There is no impact on headline earnings. The impact of implementing the other new or revised standards was not material.

The aggregate effect of the changes in accounting policy on the annual financial statements for the year ended 30 September 2003 is as follows:

	Previously stated Rm	Adjustment Rm	Restated Rm
Income statement			
Adjustment to opening retained income – 2003	6 727	(39)	6 688
Adjustment to net profit – 2003 (no taxation effect)	1 353	(11)	1 342
Balance sheet			
Interest of all shareholders	10 320	116	10 436
Goodwill and intangible assets	1 464	116	1 580

In terms of IAS14 – Segment Reporting the following changes were implemented in the current year:
- the geographical segment "Rest of Africa" has fallen below the 10% threshold and has therefore been combined under the "Southern Africa" segment;
- cash balances are excluded from Segment assets as the related interest received does not form part of Segment result;
- the Spanish finance business, which is an internal funding entity, has been reclassified as part of Tading within the equipment segment.

In terms of Circular 3/2004 issued by the South African Institute of Chartered Accountants, goodwill amortisation has been included in operating profit.

In the cash flow statement, investment in lease receivables is shown under investing activities and the buy-back of Barloworld shares under financing activities.

In all cases, comparative information has been stated on a consistent basis.

31. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

Deconsolidation of Portland Holdings Limited (Porthold)

The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited, have in terms of the exclusion contained in IAS27 (Consolidated and Separate Financial Statements) not been consolidated into the group results as at 30 September 2004. The summarised results of Porthold, adjusted for hyperinflation and converted back to rands at the prevailing auction rate were:

	2004 Rm	2003 Rm
Revenue	171.5	49.1
Operating (loss)/profit	(5.4)	0.6
Loss before taxation	(2.2)	(0.4)
Taxation	5.4	3.0
Loss after taxation	(7.6)	(3.4)
Total assets	765.0	246.2
Total liabilities	250.9	81.6
Exchange rate (Z$: Rand)	860	770
Movement in the inflation index for the year (%)	363	534

Key assumptions concerning the future and key sources of estimation uncertainty

As required to be disclosed in terms of IAS1 (revised) there are no significant assumptions made concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

32. FINANCIAL RISK MANAGEMENT

The group's financial instruments consist mainly of deposits with banks, local money market instruments, short-term investments, accounts receivable and payable, loans to and from subsidiaries, bills, leases, hire-purchase agreements discounted with recourse and derivatives. Details of the amounts discounted with recourse are included in note 29 to the annual financial statements.

Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange and currency option contracts and interest rate swap agreements. The group does not speculate in the trading of derivative instruments.

32.1 Treasury risk management

A finance committee consisting of senior executives of the group meets on a regular basis to analyse currency and interest rate exposure and to re-evaluate treasury management strategies in the context of most recent economic conditions and forecasts.

The group's various treasury operations provide the group with access to local money markets and provide group subsidiaries with the benefit of bulk financing and depositing.

32.2 Foreign currency management

Trade commitments

The group's currency exposure management policy for the southern African operations is to hedge all material trade commitments as soon as they arise. In respect of offshore operations where there is a traditionally stable relationship between the reporting and transacting currencies, the need to take foreign exchange cover is at the discretion of the divisional board.

Each division manages its own trade exposure within the overall framework of the group policy. In this regard the group has entered into certain forward exchange contracts which do not relate to specific items appearing in the balance sheet, but were entered into to cover foreign commitments not yet due or proceeds not yet received. The risk of having to close out these contracts is considered to be low.

All forward exchange contracts and currency options are valued at fair value with the resultant profit or loss included in income. The only exception relates to the effective portion of cash flow hedges where profits or losses are recorded directly in equity and either transferred to income when the hedged transaction affects income or are included in the initial acquisition cost of the hedged assets or liabilities where appropriate.

Net currency exposure

The following table represents the extent to which the group has monetary assets and liabilities in currencies other than the group companies' local currency.

The information is shown net of forward contracts and options in place to hedge the foreign currency exposures.

Based on the net exposure below it is estimated that a simultaneous 10% change in all foreign currency exchange rates against divisional functional currency will impact the fair value of the net monetary assets/liabilities of the group to the extent of R53 million.

32. FINANCIAL RISK MANAGEMENT continued

32.2 Foreign currency management continued

Net foreign currency monetary assets/(liabilities)

CURRENCY OF ASSETS/LIABILITIES

	SA rand Rm	Euro Rm	British sterling Rm	US dollar Rm	Australian dollar Rm	Japanese yen Rm	Other African currencies Rm	Other currencies Rm	Total Rm
Functional currency of group operation:									
SA rand	n/a	35	30	552	15	14	(2)		**644**
Euro		n/a	1			(1)		1	**1**
British sterling	4	21	n/a	(58)			(4)	28	**(9)**
US dollar	(2)	(1)	(1)	n/a		1		(32)	**(35)**
Japanese yen				(2)		n/a			**(2)**
Other African currencies	(92)			24			n/a		**(68)**
Other currencies	(2)			1				n/a	**(1)**
As at 30 September 2004	(92)	55	30	517	15	14	(6)	(3)	**530**
SA rand	n/a	(6)	22	295		18	2	(1)	**330**
Euro		n/a		2				3	**5**
British sterling	27	8	n/a	(217)	1		8		**(173)**
US dollar	(3)	(36)	6	n/a			(7)	11	**(29)**
Japanese yen				(2)		n/a			**(2)**
Other African currencies	(58)			(17)			n/a		**(75)**
Other currencies				(3)				n/a	**(3)**
As at 30 September 2003	(34)	(34)	28	58	1	18	3	13	**53**

Currency derivatives

As at September 2004, the group had 15 cross-currency interest rate swap contracts which were all designated as a hedge of a net investment in a foreign entity. Details are as follows:

	Currency	Foreign amount – notional (000s)	Interest rate (%)	Maturity date	**2004 Fair value gain/(loss) Rm**
Cross-currency interest rate swap contracts	EUR	(84 569)	3.5	2005 – 2006	
Cross-currency interest rate swap contracts	GBP	53 325	4.4	2005 – 2006	**(67)**
Cross-currency interest rate swap contracts	USD	(30 000)	2.9	2005 – 2006	
Cross-currency interest rate swap contracts	GBP	32 201	4.6	2005 – 2006	**16**
Cross-currency interest rate swap contracts	AUD	(30 000)	6.1	2005 – 2007	
Cross-currency interest rate swap contracts	GBP	11 161	4.6	2005 – 2007	**(7)**
Cross-currency interest rate swap contracts	JPY	(1 250 000)	0.3	2005 – 2006	
Cross-currency interest rate swap contracts	GBP	6 553	4.3	2005 – 2006	**4**
Total					**(54)**

32. FINANCIAL RISK MANAGEMENT continued

32.3 Interest rate management

As part of the process of managing the group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. The interest rate profile of total borrowings is as follows:

	Currency	Year of redemption/ repayment	Interest rate (%)	**2004 Rm**	2003 Rm
Liabilities in foreign currencies					
Secured loans	GBP	2005/2008	Libor* +1	**1 017**	909
	BWP	2005/2008	14.8	**15**	15
	NOK	2005	2.8	**243**	
	SEK	2005	3.1	**409**	
Unsecured loans	USD	2008	Libor* + 0.80	**437**	701
	EUR	2007	Libor* + 0.40	**36**	170
	EUR	2004	5.5		2
	USD	2005/2006	6.3	**7**	
Liabilities under capitalised finance leases	GBP	2004/2008	5 – 8	**914**	898
	BWP	2005/2010	15	**21**	
Total foreign currency liabilities				**3 099**	2 695
Liabilities in South African rand					
Secured loans		2014	9.3	**48**	
Unsecured loans		2006/2011	7.5 – 10.7	**2 513**	1 007
Liabilities under capitalised finance leases		2005/2013	12.2 – 13.8	**530**	452
Total South African rand liabilities				**3 091**	1 459
Total South African rand and foreign currency liabilities (note 14)				**6 190**	4 154
Interest rates					
Loans at fixed rates of interest				**2 167**	1 282
Loans linked to South African money market				**1 881**	1 092
Loans linked to NIBOR ^/STIBOR †				**652**	
Loans linked to Libor *				**1 490**	1 780
				6 190	4 154

Interest rate derivatives

As at September 2004, the group had 21 interest rate swap contracts. Details are as follows:

	Currency	Amount – notional (000s)	Interest rate (%)	Maturity date	**2004 Fair value gain/(loss) Rm**
Designated cash flow hedge interest rate swap contracts	USD	66 030	2.38 – 4.65	2004 – 2007	
Designated cash flow hedge interest rate swap contracts	GBP	75 543	4.19 – 6.91	2003 – 2010	**(3)**
Designated fair value hedge interest rate swap contract	ZAR	750 000	3m Jibar# + 55 bps	2011	**30**
Total					**27**

** Libor – London inter-bank offered rate*
^ Nibor – Norwegian inter-bank offered rate
† Stibor – Swedish inter-bank offered rate
 # Jibar – Johannesburg inter-bank acceptance rate

32. FINANCIAL RISK MANAGEMENT continued

32.4 Maturity profile of financial instruments

The maturity profile of the financial instruments are summarised as follows:

	<1 year Rm	2-4 years Rm	>4 years Rm	2004 Total Rm
Financial assets				
Cash and cash equivalents	1 443			**1 443**
Trade and other receivables	5 266	1 683	167	**7 116**
Financial liabilities				
Interest-bearing liabilities	2 839	2 882	1 989	**7 710**
Trade and other payables	5 771	971	244	**6 986**

32.5 Fair value of financial assets and liabilities

All financial instruments are carried at fair value or amounts that approximate fair value, except for the non-current portion of fixed rate receivables, payables and interest-bearing borrowings, which are carried at amortised cost.

The carrying amounts for investments, cash, cash equivalents as well as the current portion of receivables, payables and interest-bearing borrowings approximate fair value due to the short-term nature of these instruments.

The fair values have been determined using available market information and appropriate valuation methodologies.

32.6 Credit risk management

Potential areas of credit risk consist of trade accounts receivable and short-term cash investments.

Trade accounts receivable consists mainly of a large and widespread customer base. Group companies monitor the financial position of their customers on an ongoing basis.

Where considered appropriate, use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits.

Provision is made for both specific and general bad debts and at the year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or a bad debt provision.

It is group policy to deposit short-term cash investments with major banks and financial institutions.

32.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

33. DIRECTORS' REMUNERATION AND INTERESTS

Directors' remuneration

The directors' remuneration for the year ended 30 September 2004 was as follows:

2004	Salary R000	Bonus R000	Retirement and medical contri-butions R000	Share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total 2004 R000
Executive directors							
PJ Blackbeard (appointed 10 May 2004)	732	403	88		88	34	1 345
MD Coward	1 394	1 190	296	1 866	159	9	4 914
LS Day	1 535	982	369	594	149	35	3 664
BP Diamond	2 536	2 637	351		152	2	5 678
JE Gomersall	1 851	1 925	439	1 125	114	145	5 599
AJ Lamprecht	1 513	1 658	323	1 001	171	12	4 678
PJ Maybury (retired 31 March 2004)	1 329	1 825	734		124		4 012
AJ Phillips	2 725	2 963	640		170	253	6 751
PM Surgey	1 537	1 622	295	929	239	21	4 643
CB Thomson	1 551	1 708	272	519	246	21	4 317
	16 703	**16 913**	**3 807**	**6 034**	**1 612**	**532**	**45 601**

Bonuses are performance related as set out in the remuneration committee report on page 27.

Other benefits include company vehicles, housing and Share Purchase Trust loans.

2004	Fees R000	Car allowances R000	Fees for services to sub-sidiaries R000	Share options exercised/ ceded R000	Total 2004 R000
Non-executive directors					
WAM Clewlow	1 100	112	611		1 823
MJ Levett	140				140
DB Ntsebeza	100				100
SB Pfeiffer	475				475
G Rodriguez de Castro Garcia de los Rios (appointed 30 January 2004)	319		314		633
LA Tager	100				100
EP Theron	140		87		227
RC Tomkinson	791				791
	3 165	**112**	**1 012**		**4 289**
Total directors' remuneration					**49 890**

There are no directors with service contracts with termination benefits exceeding one year's salary and notice periods in excess of one year.

33. DIRECTORS' REMUNERATION AND INTERESTS continued

Directors' remuneration continued

2003	Salary R000	Bonus R000	Retirement and medical contri-butions R000	Share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total 2003 R000
Executive directors							
DC Arnold (retired 31 March 2003)	1 427	1 373	223	520	85	702	4 330
K Brown (retired 30 September 2003)	4 108	1 480	5 080	1 673			12 341
MD Coward	1 280	2 822	262		155	78	4 597
LS Day	1 239	1 329	297	724	167	91	3 847
BP Diamond	1 104	1 233	234	807	213	42	3.633
R Fernandez-Urrutia (retired 30 January 2003)	926	678	1 613				3 217
JE Gomersall	1 653	2 852	392		114	246	5 257
AJ Lamprecht	1 363	551	288	415	173	44	2 834
PJ Maybury	2 808	3 314	1 694	279			8 095
AJ Phillips	2 450	2 009	565	76	194	357	5 651
PM Surgey	1 384	2 575	262		221	177	4 619
CB Thomson (appointed 1 April 2003)	643	267	113		122	9	1 154
	20 385	20 483	11 023	4 494	1 444	1 746	59 575

2003	Fees R000	Car allowances R000	Fees for services to sub-sidiaries R000	Share options exercised/ ceded# R000	Total 2003 R000
Non-executive directors					
WAM Clewlow	980	121	573	2 530	4 204
RKJ Chambers (retired 30 January 2003)	160		538	264	962
MJ Levett	140				140
DB Ntsebeza	100				100
SB Pfeiffer	386				386
G Ross-Russell (retired 30 January 2003)	203				203
LA Tager	100				100
EP Theron	140		54		194
RC Tomkinson	431				431
	2 640	121	1 165	2 794	6 720
Total directors' remuneration					66 295

Share options exercised/ceded, granted as an executive director.

33. DIRECTORS' REMUNERATION AND INTERESTS continued

Interest of directors in contracts

The directors have certified that they were not materially interested in any transaction of any significance with the company or any of its subsidiaries. Accordingly, a conflict of interest with regard to directors' interest in contracts does not exist.

Interest of directors of the company in share capital

The aggregate beneficial holdings as at 30 September 2004 of the directors of the company and their immediate families (none of which has a holding in excess of 1%) in the issued ordinary shares of the company are detailed below. There have been no material changes in these shareholdings since that date.

	Number of shares at 30 September			
	2004 Direct	2004 Indirect	2003 Direct	2003 Indirect
Executive directors				
MD Coward	24 415		24 415	
LS Day	38 767		31 467	
BP Diamond	8 904	100	11 903	100
JE Gomersall	110 000	1 000	80 000	1 000
AJ Lamprecht	13 000		20 000	
AJ Phillips	115 400		115 400	
PM Surgey	41 278		52 278	
CB Thomson		403		403
	351 764	1 503	335 463	1 503
Non-executive directors				
RKJ Chambers			10 000	
WAM Clewlow	378 668	16 320	378 668	16 320
MJ Levett	25 630		25 630	
SB Pfeiffer	3 000			
RC Tomkinson		2 000		2 000
	407 298	18 320	414 298	18 320
	759 062	19 823	749 761	19 823

33. DIRECTORS' REMUNERATION AND INTERESTS continued

Interest of directors of the company in share options

The interests of the executive and non-executive directors in shares of the company provided in the form of options are shown in the table below:

	Number of options as at 30 Sep 2003	Number of options granted during the year	Number of options exercised/ ceded during the year	Retired directors during the year#	**Number of options as at 30 Sep 2004**	Option price	Date from which exercisable
PJ Blackbeard *	13 334				**13 334**	47.65	13/6/00
	20 000				**20 000**	41.00	1/4/01
	15 000				**15 000**	23.25	1/9/01
	25 000				**25 000**	36.70	29/5/03
	20 000				**20 000**	45.70	25/9/04
	20 000				**20 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
RKJ Chambers	13 334			13 334		23.25	1/9/01
MD Coward	5 000		5 000			43.00	21/5/99
	40 000		10 000		**30 000**	44.50	16/2/01
	30 000		30 000			23.25	1/9/01
	30 000				**30 000**	36.70	29/5/03
	25 000				**25 000**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
LS Day	20 000		10 000		**10 000**	36.70	29/5/03
	25 000		8 300		**16 700**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
BP Diamond	20 000				**20 000**	36.70	29/5/03
	25 000				**25 000**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
JE Gomersall	50 000		50 000			44.50	16/2/01
	40 000				**40 000**	23.25	1/9/01
	35 000				**35 000**	36.70	29/5/03
	30 000				**30 000**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
AJ Lamprecht	10 000		10 000			23.25	1/9/01
	20 000		10 000		**10 000**	36.70	29/5/03
	25 000		8 000		**17 000**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07

Included as part of executives per note 12.

* *New appointment. Existing options added to opening balance.*

33. DIRECTORS' REMUNERATION AND INTERESTS continued

Interest of directors of the company in share options continued

	Number of options as at 30 Sep 2003	Number of options granted during the year	Number of options exercised/ ceded during the year	Retired directors during the year#	**Number of options as at 30 Sep 2004**	Option price	Date from which exercisable
PJ Maybury	10 000			10 000		41.00	1/4/01
	7 500			7 500		23.25	1/9/01
	25 000			25 000		36.70	29/5/03
	25 000			25 000		45.70	25/9/04
AJ Phillips	13 400				**13 400**	23.25	1/9/01
	50 000				**50 000**	36.70	29/5/03
	40 000				**40 000**	45.70	25/9/04
	50 000				**50 000**	47.50	1/4/06
		50 000			**50 000**	67.80	26/5/07
PM Surgey	33 000		33 000			44.50	16/2/01
	30 000				**30 000**	23.25	1/9/01
	35 000				**35 000**	36.70	29/5/03
	25 000				**25 000**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
CB Thomson	20 000		20 000			46.00	6/3/00
	25 000				**25 000**	41.00	1/4/01
	19 000				**19 000**	23.25	1/9/01
	15 000				**15 000**	36.70	29/5/03
	17 500				**17 500**	45.70	25/9/04
	35 000				**35 000**	47.50	1/4/06
		35 000			**35 000**	67.80	26/5/07
	1 242 068	330 000	194 300	80 834	**1 296 934**		

A register detailing directors' and officers' interest in the company is available for inspection at the company's registered office.

Included as part of executives per note 12.

		Type	Currency	Issued capital Amount	Effective percentage holdings 2004 %	Effective percentage holdings 2003 %	Interest of holding company Shares 2004 Rm	Shares 2003 Rm	Indebtedness 2004 Rm	Indebtedness 2003 Rm	Amounts owing to subsidiaries 2004 Rm	Amounts owing to subsidiaries 2003 Rm
34. PRINCIPAL SUBSIDIARY COMPANIES												
Avis Southern Africa Limited		H	ZAR	17 128 201	**100**		**1 479**		**46**			
Barloworld Australia (Pty) Limited [5]		O	AUD	82 275 501	**100**	100						
Barloworld Botswana (Pty) Limited [3]		H	BWP	35 329 536	**100**	100						
Barloworld Capital (Pty) Limited		F	ZAR	30 100 000	**100**	100	**30**	30	**1 518**	986	**327**	
Barloworld Coatings (Australia) (Pty) Limited [5]		O	AUD	27 246 000	**100**	100						
Barloworld Coatings (Pty) Limited	– Ord	O	ZAR	2 197 295	**100**	100	**37**	37			**101**	101
	– 'A' Ord		ZAR	527 705	**100**	100						
	– 'B' Ord		ZAR	1 952 509	**100**	100						
Barloworld Equipment (Pty) Limited		O	ZAR	2	**100**	100					**46**	5
Barloworld Equipment UK Limited [1]		O	GBP	4 500 000	**100**	100						
Barloworld Holdings Plc [1]		H	GBP	167 826 527	**100**	100						
Barloworld Industrial Distribution Limited		O	GBP	2 125 000	**100**	100						
Barloworld Insurance Limited [1]		O	GBP	4 100 000	**100**	100	**63**	13				
Barloworld International Investment Plc [1]		F	GBP	50 000	**100**	100						
Barloworld Investments (Pty) Limited		H	ZAR	900	**100**	100	**108**	108	**1 581**	1 582		
Barloworld Logistics (Pty) Limited		O	ZAR	100	**100**	100						
Barloworld Motor (Pty) Limited		O	ZAR	600 000	**100**	100	**1**	1			**5**	5
Barloworld Investments Namibia (Pty) Limited [4]		H	NAD	1 450 000	**100**	100	**4**	4				
Barloworld Scientific Group Limited [1]		O	GBP	17 000 000	**100**	100						
Finanzauto SA [2]		O	EUR	44 414 042	**99.7**	99.7						
Pretoria Portland Cement Company Limited		O	ZAR	53 750 139	**71.6**	67.4	**35**	35	**7**	6		
RIH Investments (Pty) Limited	– Ord	O	ZAR	3 264 730	**100**	100	**131**	131	**195**	195		
	– 'A' Ord		ZAR	587 651	**100**	100						
Sociedade Technica De Equipamentos e Tractores SA [6]		O	EUR	4 000 000	**99**	99						
Zeda Car Leasing (Pty) Limited t/a Avis Fleet Services #		O	ZAR	100	**50**							
Other foreign subsidiaries *							**31**	31				96
Other subsidiaries *							**74**	88	**865**	683	**98**	667
							1 993	478	**4 212**	3 452	**577**	874

All companies are incorporated in (or operate principally in) the Republic of South Africa except where otherwise indicated as follows:

1. United Kingdom
2. Spain
3. Botswana
4. Namibia
5. Australia
6. Portugal

Keys to type of subsidiary

H – Holding companies O – Operating companies F – Finance companies

Any material changes which have taken place during the year are dealt with in the appropriate operational reviews.

* *A full list of subsidiaries and a list of the special resolutions of those companies are available to the shareholders, on request, from the registered office of the company.*

\# *Not legally a subsidiary, but as the group exercises control this company's results are consolidated.*

35. LISTED AND UNLISTED INVESTMENTS

Number of shares held by the holding company and by subsidiaries, where material, are as follows:

	Securities exchange	Number of shares 2004	2003
Listed investments			
Astra Industries Limited	Zimbabwe	**15 311 155**	15 311 155
Cairns Holdings Limited	Zimbabwe	**15 311 155**	15 311 155
Tractive Power Holdings Limited	Zimbabwe	**15 311 155**	15 311 155
Unlisted investments			
BoE Bank Trust – preference shares		**246 850 000**	246 850 000
Business Partners Limited		**2 209 594**	2 209 594
Energyst B.V.		**31 407**	31 407

The detailed registers of investments are open for inspection at the registered office of the companies.

36. INVESTMENT IN ASSOCIATE COMPANIES

Investor company/associate	Principal products or activities	Issued share capital R000	Percentage held by investors 2004	2003
Barloworld Australia (Pty) Limited				
Chemcorp Australia (Pty) Limited [1]	Paint colourant manufacturer	200		50
Mercedes-Benz of Melbourne (Pty) Limited [1]	Motor retailer	9 380	**49**	49
Barloworld Coatings (Pty) Limited				
Herberts – Plascon (Pty) Limited	Automotive coatings	21	**49**	49
International Paints (Pty) Limited	Industrial coatings	20	**49**	49
Longridge (Pty) Limited	Paint colourant manufacturer	1		50
Sizwe Paints (Pty) Limited	Decorative paint distributor		**30**	30
Valspar (SA) (Pty) Limited	Can coatings manufacturer	17	**20**	20
Barloworld Equipment Company				
Surcotec (Pty) Limited	Metal spraying and general engineering			40
Umndeni Circon (Pty) Limited	Generator set manufacturing	1	**33**	33
Barloworld Holdings Plc				
Barzem Enterprises (Pty) Limited [4]	Caterpillar dealer	48	**35**	35
Select Trucks LLC [2]	Used truck dealer			50
Barloworld Investments (Pty) Limited				
Avis Southern Africa Limited	Car rental	171 282		35

36. INVESTMENT IN ASSOCIATE COMPANIES continued

Investor company/associate	Principal products or activities	Issued share capital R000	Percentage held by investors 2004	2003
Barloworld Motor (Pty) Limited				
Investment Facility Company 383 (Pty) Limited t/a Sizwe Car Rental	Short-term car rental	231 500	**49**	
Midlands Car Hire Limited t/a Avis Rent-A-Car Zambia [6]	Short-term car rental	100	**45**	
Barloworld Robor (Pty) Limited				
Bonskia Investment (Pty) Limited'	Steel and metal traders			49
Mine Support Products (Pty) Limited	Pit props	1	**50**	50
Stewarts & Lloyds Trading (Wadeville) (Pty) Limited	Steel and metal traders		**40**	65
Pretoria Portland Cement Company Limited				
Amanzi Lime Services (Pty) Limited	Lime services	4		50
Kgale Quarries [5]	Aggregate manufacture	378		50
Shaleje Service Trust	Administration service		**38**	38

All companies are incorporated in (or operate principally in) the Republic of South Africa except where otherwise indicated.

1. Australia
2. United States of America
3. Spain
4. Zimbabwe
5. Botswana
6. Zambia

37. SIGNIFICANT JOINT VENTURES

Investor company/joint venture	Principal products or activities	Percentage held by investors 2004	2003
Barloworld Equipment Company			
Barloworld Optron Technologies (Pty) Limited	GPS technology on earthmoving equipment	**50.0**	
The Used Equipment Co (Pty) Limited	Traders in used Caterpillar equipment	**50.0**	
Barloworld Motor (Pty) Limited			
NMI Durban South Motors (Pty) Limited	Motor retailer	**50.0**	50.0
Auric Auto (Pty) Limited	Motor retailer	**49.0**	
Pretoria Portland Cement Company Limited			
Slagment (Pty) Limited	Slag-based products	**33.3**	33.3
Barloworld Holdings Plc			
Finaltair Barloworld SA	Energy generation	**50**	50

38. RELATED PARTY TRANSACTIONS

Various transactions are entered into by the company and its subsidiaries during the year with related parties. Unless specifically disclosed these transactions occurred under terms that are no less favourable than those entered into with third parties. Intra-group transactions are eliminated on consolidation.

The following is a summary of transactions with related parties during the year and balances due at year-end:

R millions	Joint control or significant influence holders in the group	Associates of the group	Joint ventures in which the group is a venturer
Group			
2004			
Goods and services sold to			
Old Mutual Life Assurance Company SA Limited	25		
The Used Equipment Co (Pty) Limited			103
Avis Southern Africa Limited prior to acquisition of 100% of the company		61	
Herberts – Plascon (Pty) Limited		64	
Mine Support Products (Pty) Limited		49	
International Paints (Pty) Limited		24	
Amanzi Lime Services (Pty) Limited		21	
Select Trucks LLC		21	
Other sales to related parties		52	25
	25	292	128
Goods and services purchased from			
Avis Southern Africa Limited prior to acquisition of 100% of the company		56	
Select Trucks LLC		58	
Other purchases from related parties		48	4
		162	4
Other transactions			
Interest paid to Old Mutual Life Assurance Company SA Limited on short-term borrowings	25		
Management fees received from associates		13	
	25	13	
Amounts due from/(to) related parties as at end of year *			
The Used Equipment Co (Pty) Limited (payment terms 60 days)			110
Old Mutual Life Assurance Company SA Limited – short-term borrowings	(2)		
Loans and other trade related amounts due from related parties		44	3
	(2)	44	113

38. RELATED PARTY TRANSACTIONS continued

R millions	Joint control or significant influence holders in the group	Associates of the group	Joint ventures in which the group is a venturer
Group			
2003			
Goods and services sold to			
Avis Southern Africa Limited		119	
Herberts – Plascon (Pty) Limited		70	
Select Trucks LLC		56	
Sizwe Paints (Pty) Limited		52	
Mine Support Products (Pty) Limited		52	
Amanzi Lime Services (Pty) Limited		29	
Other sales to related parties		28	3
		406	3
Goods and services purchased from			
Avis Southern Africa		42	
Select Trucks LLC		89	
Longridge (Pty) Limited		67	
NMI Durban South Motors (Pty) Limited			4
		198	4
Other transactions			
Interest paid to Old Mutual Life Assurance Company SA Limited on short-term borrowings	68		
Management fees received from associates		15	
	68	15	
Amounts due from/(to) related parties as at end of year *			
Old Mutual Life Assurance Company SA Limited – short-term borrowings	(81)		
Loans and other trade related amounts due from related parties		37	
	(81)	37	

Terms on outstanding balances
Unless otherwise noted, all outstanding balances are payable within 30 days, unsecured and not guaranteed.

Associates and joint ventures
Details of investments in associates and joint ventures are disclosed in note 7 and 36 to 37.
Income from associates and joint ventures is disclosed in note 7.

Subsidiaries
Details of income from subsidiaries are disclosed in note 19.
Details of investments in subsidiaries are disclosed in notes 5 and 34.

Directors
Details regarding directors' remuneration and interests are disclosed in note 33, and share options are disclosed in note 12.

Transactions with key management and other related parties
There were no material transactions with key management or close family members of related parties.

* *There are no doubtful debt provisions raised in respect of amounts due from/to related parties and no bad debts incurred during the year on these balances.*

38. RELATED PARTY TRANSACTIONS continued

Shareholders

The principal shareholders of the company are disclosed on page 15.

The group's borrowings include short-term loans of R2 million from Old Mutual Life Assurance Company (South Africa) Limited as at 30 September 2004 (2003: R81 million).

Retirement fund contributions are made on behalf of employees to the Old Mutual Life Assurance Company (South Africa) Limited.

Contingent liabilities

Details disclosed per note 29 include repurchase obligations to Avis Southern Africa of R26 million as at 30 September 2003.

Barloworld Medical Scheme

Contributions of R58 million were made to the Barloworld Medical Scheme on behalf of employees (2003: R55 million).

R millions	Joint control or Significant influence holders in the company	With subsidiaries of the company	Between subsidiaries of the company
Company			
2004			
Goods and services sold to		**236**	
Goods and services purchased from		**17**	
Dividends, interest and other transactions – (expense)/income	**(25)**	**2 441**	**750**
Inter group loans and other amounts due (to)/from related parties as at end of year *	**(2)**	**3 592**	
2003			
Goods and services sold to		196	
Goods and services purchased from		35	
Dividends, interest and other transactions – (expense)/income	(68)	857	285
Inter group loans and other amounts due (to)/from related parties as at end of year *	(81)	2 578	

* *There are no doubtful debt provisions raised in respect of amounts due from/to related parties and no bad debts incurred during the year on these balances.*

NOTICE OF ANNUAL GENERAL MEETING

Barloworld Limited
Registration number 1918/000095/06
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
("Company")

Notice is hereby given that the eighty-eighth annual general meeting of the members of the company will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 20 January 2005, at 12:00 for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the group annual financial statements, incorporating the auditors' report, for the year ended 30 September 2004.

2. To elect the directors retiring by rotation in terms of the articles of association and who have been appointed during the year and are retiring in terms of the South African Companies Act, 1973, as amended.

   Directors retiring by rotation:
   WAM Clewlow
   BP Diamond
   JE Gomersall
   DB Ntsebeza
   EP Theron

   Directors who have been appointed during the year:

PJ Blackbeard	10 May 2004
G Rodriguez de Castro Garcia de los Rios	30 January 2004

   All of the directors are available for election or re-election, as the case may be, and there are no further candidates.

   The curriculum vitae for each director appears on pages 18 to 20 of this annual report.

   The nominations committee recommends the candidates for favourable consideration by members at the annual general meeting.

3. To consider the retention of Deloitte & Touche as external auditors of the company and of the group for the year ending 30 September 2005.

   On the advice of the audit committee, the board recommends to the members of the company that Deloitte & Touche be re-appointed as external auditors.

4. On the recommendation of the remuneration committee, to consider and, if deemed fit, to pass with or without modification the following ordinary resolution:

   Resolved that in terms of article 61 of the company's articles of association, the fees payable to the Chairman and non-executive directors for their services to the board, audit committee and board committees be revised with effect from 1 January 2005 as follows:

	Present	Proposed
Chairman of the board, inclusive of fees payable as chairman of board committees	R1 100 000	R1 250 000
Resident non-executive directors	R100 000	R110 000
Non-resident non-executive directors	£40 000	£44 000
Chairman of the audit committee	£20 000	£20 000
Resident members of the audit committee	R20 000	R30 000
Non-resident members of the audit committee		£2 500
Resident members of each of the three (2003: two) board sub-committees	R10 000	R25 000
Non-resident members of each of the three (2003: two) board sub-committees		£2 500

SPECIAL BUSINESS

5. To consider and, if deemed fit, to pass with or without modification, the following ordinary resolution:

   Resolved that the directors be and they are hereby authorised as a specific authority in terms of section 221 (2) of the South African Companies Act, 1973, as amended, to allot and issue from time to time in accordance with and for the purposes of the Barloworld Share Option Scheme, unissued ordinary shares in the authorised capital of the company equal to not more than 12.5% of the total issued ordinary shares of the company from time to time. In addition and in accordance with the provisions of the Barloworld Share Option Scheme and the Barloworld Share Purchase Scheme, to allot such number of ordinary shares as have, from time to time, been taken up and paid for in full in terms of those schemes by retired employees or former employees after the expiry of one year from the date on which such employees ceased to be employed or became retired and the shares in question had been paid for in full.

   Further, that the directors referred to hereafter having been granted options (and in the case of PJ Blackbeard in the years prior to his appointment as a director of the company) in terms of the Barloworld Share Option Scheme as approved and adopted by the company on 1 July 1985, the company hereby approves in terms of section 222(1)(a) of the South African Companies Act, 1973, as amended, the allotment and issue to any director referred to, of the number of shares set out against his name insofar as he exercises his options:

PJ Blackbeard	148 334
MD Coward	35 000
LS Day	35 000
BP Diamond	35 000
JE Gomersall	35 000
AJ Lamprecht	35 000
AJ Phillips	50 000
PM Surgey	35 000
CB Thomson	35 000

   The reason for proposing this ordinary resolution is for the directors to obtain authority from the members to allot and issue shares to these directors as and when share options granted to them in terms of the Barloworld Share Option Scheme are exercised.

6. To consider and, if deemed fit, to pass with or without modification, the following special resolution:

   Resolved that article 69.4.2.3 of the company's articles of association reading:
   "guaranteeing its contracts, obligations or liabilities" be amended by the addition of the words "... and those of its subsidiary companies."

   In its fullest context the article will now read:
   "The directors may make such arrangements on behalf of the company as they think advisable for the guaranteeing of its contracts, obligations or liabilities and those of its subsidiary companies."

   The reason and the effect of the special resolution is to allow the company to guarantee the obligations of its subsidiaries.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend, speak and, on a poll, vote in his/her stead. The person so appointed need not be a member of the company. Proxy forms should be forwarded to reach the company's transfer secretaries or United Kingdom registrars by not later than 12:00 (South African time) on Tuesday, 18 January 2005.

Holders of dematerialised shares, other than "own-name" dematerialised shareholders, who wish to vote at the annual general meeting, must instruct their Central Securities Depositary Participant (CSDP) or broker accordingly. Holders of dematerialised shares, other than "own-name" dematerialised shareholders, who wish to attend the annual general meeting in person need to arrange the necessary authorisation as soon as possible, through their CSDP or broker, in terms of the agreement existing between them.

By order of the board

MJ Barnett
Secretary

Sandton
15 December 2004

PROXY FORM

Barloworld Limited
(Incorporated in the Republic of South Africa)
Registration number 1918/000095/06
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
("the company")

Only for the use of registered holders of certificated ordinary shares in the company and the holders of dematerialised ordinary shares in their own name in the capital of the company at the annual general meeting of members to be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 20 January 2005, at 12:00 (South African time).

Holders of ordinary shares in the company (whether certificated or dematerialised) through a nominee must not complete this proxy form but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant (CSDP) or stockbroker of their intention to attend the meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instructions should they not wish to attend the meeting in person. Such ordinary shareholders must not return this proxy form to the transfer secretaries.

I/We ______________________________ of ______________________________
being a holder(s) of ______________________________ ordinary shares ______________________________
hereby appoint ______________________________
of ______________________________
or failing him/her, ______________________________
of ______________________________
or failing him/her, the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the meeting which will be held for the purpose of consideration and, if deemed fit, passing, with or without modification, the ordinary and special resolutions to be proposed at the meeting and at each adjournment of the meeting and to vote for or against the ordinary and special resolutions or to abstain from voting in respect of the ordinary shares in the issued ordinary share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 9):

*Insert an X or the number of ordinary shares (see note 9)

Agenda item	*Vote in favour	*Vote against	*Abstain
1. Adoption of annual financial statements			
2. Election of directors: PJ Blackbeard WAM Clewlow BP Diamond JE Gomersall DB Ntsebeza G Rodriguez de Castro Garcia de los Rios EP Theron			
3. Appointment of auditors			
4. Approval of non-executive directors' fees			
5. Authority to issue shares in terms of the share option scheme			
6. Amendment to articles of association			

Insert an X in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you desire to vote (see note 9).

Signed at ______________________________ on ______________________________

Signature(s) ______________________________ Date ______________________________

Assisted by me (where applicable)______________________________

Each member is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in place of that member at the meeting.

Please read the notes on the reverse side of this proxy form.

NOTES TO THE PROXY FORM

Instructions on signing and lodging of the annual general meeting proxy form.

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2. The chairman shall be entitled to decline to accept the authority of a signatory:
   (a) under a power of attorney; or
   (b) on behalf of a company
   unless the power of attorney or authority is deposited with the transfer secretaries, Ultra Registrars (Pty) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2000, South Africa, or the United Kingdom registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, England, by not later than 12:00 (South African time) on Tuesday, 18 January 2005.

3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank space/s provided for that purpose.

4. When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first in the register of members in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat should such person wish to do so, to the exclusion of any proxy appointed in terms hereof.

6. If, in the appropriate place on the face of the proxy, there is no indication of how to vote in respect of any resolution the proxy shall be entitled to vote as he/she deems fit in respect of that resolution.

7. The chairman of the annual general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that in the event of acceptance, he/she is satisfied as to the manner in which a member wishes to vote.

8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the member's name.

9. Please insert an X in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the meeting as he/she deems fit in respect of all the ordinary shareholder's votes exercisable at the meeting. An ordinary shareholder or his/her proxy is not obliged to use all the votes exercisable by the ordinary shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of votes exercisable by the ordinary shareholder or by his/her proxy.

10. A form of proxy sent by electronic medium to the Secretary or Transfer Secretaries within the time allowed for submission, shall be deemed to constitute an instrument of proxy.

11. Proxy forms should be forwarded to reach the company's Transfer Secretaries, Ultra Registrars (Pty) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2000, South Africa or the United Kingdom registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, England, by no later than 12:00 (South African time) on Tuesday, 18 January 2005.

SHAREHOLDERS' DIARY

Financial year-end		30 September
Annual general meeting		20 January 2005
Reports and profit statements		Published:
• Half-yearly interim report		May
• Results for the year		November
• Annual report		December
Dividends	Declared:	Paid:
• 6% cumulative preference shares	March	April
	September	October
• Ordinary shares – interim	May	July
– final	November	January
Details of final dividend declared		
• Cents per share		265
• Date declared		Monday, 15 November 2004
• Last day to trade cum dividend		Friday, 7 January 2005
• First trading day ex dividend		Monday, 10 January 2005
• Record date		Friday, 14 January 2005
• Payment date		Monday, 17 January 2005

Share certificates may not be dematerialised or rematerialised between Monday, 10 January 2005 and Friday, 14 January 2005, both days inclusive.

CORPORATE INFORMATION

Secretary
MJ Barnett

Business address and registered office
180 Katherine Street
PO Box 782248, Sandton, 2146
South Africa
Telephone +27 11 445 1000
Telefax +27 11 444 3643
Website www.barloworld.com

Auditors
Deloitte & Touche
Deloitte & Touche Place
The Woodlands
Corner Woodlands and Kelvin Drives
Woodmead, 2199
South Africa
Telephone +27 11 806 5000
Telefax +27 11 806 5003

Attorneys
Bowman Gilfillan Inc
165 West Street, Sandton
PO Box 785812, Sandton, 2146
South Africa
Telephone +27 11 669 9000
Telefax +27 11 669 9001

Transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street
PO Box 4844
Johannesburg
2000
South Africa
Telephone +27 11 834 2266
Telefax +27 11 834 4398
E-mail barloworld@ultrareg.co.za

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA,
England
Telephone +44 190 350 2541
Telefax +44 190 385 4031

Principal bankers
Absa Group Limited
Australia and New Zealand Banking Group Limited
Banco Bilbao Vizcaya Argentaria S.A.
Bank of America, NA
Citibank International plc
FirstRand Bank Limited
Lloyds TSB Bank plc
Nedbank Limited
Royal Bank of Scotland plc
(National Westminster Bank plc)
The Standard Bank of South Africa Limited
WestLB AG, London Branch

Company registration number
1918/000095/06
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

Sponsor
Cazenove, South Africa (Pty) Limited

(Johannesburg)
First Floor, Moorgate
Dunkeld Park, 6 North Road
Dunkeld West
PO Box 412468, Craighall, 2124
Johannesburg, South Africa
Telephone +27 11 280 7900
Telefax +27 11 341 0377

(London)
20 Moorgate
London EC2R6DA
England
Telephone +44 207 588 2828
Telefax +44 207 606 9205

GRAPHICOR
31284

Barloworld
Leading brands

www.barloworld.com

